UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 10, 2008
Commission File Number: 001-10110
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)
Plaza de San Nicolás 4
48005 Bilbao
Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     ☑          Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
          Yes     ☐                      No     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
          Yes     ☐                      No     ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
          Yes     ☐                      No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-144784) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS
     The terms below are used as follows throughout this report:
•	“BBVA”, “Bank” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires. BBVA was formed by the merger of Banco Bilbao Vizcaya, S.A. (“BBV”) and Argentaria,Caja Postal y Banco Hipotecario, S.A. (“Argentaria”), which was approved by the shareholders of each institution on December 18, 1999.

•	“Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to the countries in which we operate in South America, Central America and Mexico.
     First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.
     In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.
FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report, including, without limitation, the information under
•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”
identifies important factors that could cause such differences.
     Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sector in Spain and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the risk that the cost savings and any other synergies from the transaction to acquire Compass may not be fully realized or may take longer to realize than expected;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

     Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.
PRESENTATION OF FINANCIAL INFORMATION
Accounting Principles
     Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with International Financial Reporting European Union Standards (“EU-IFRS”). The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (the “Circular” or “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS.
     Prior to the six months ended June 30, 2008, the BBVA Group prepared its consolidated annual and interim financial information, including its annual consolidated financial statements included in it’s annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2008 (the “2007 20-F”) and its interim financial information as of March 31, 2008 and December 31, 2007 and for the three months ended March 31, 2008 and 2007 included in its report on Form 6-K furnished to the SEC on July 16, 2008, in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     In January 2008, the Spanish National Securities Market Commission (“CNMV”) issued CNMV Circular 1/2008, modifying the presentation format for interim consolidated financial statements from the format stipulated in Circular 4/2004. The BBVA Group’s unaudited interim consolidated financial statements as of and for the six months ended June 30, 2008 included in this report (the “interim consolidated financial statements”) have been prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in CNMV Circular 1/2008. Such interim consolidated financial statements are the first financial statements prepared by the BBVA Group on such basis. The comparative information contained in such interim consolidated financial statements is presented on the same basis as the information as of and for the six months ended June 30, 2008. The selected consolidated financial information included herein for the six months ended June 30, 2008, together with selected consolidated financial information for the six months ended June 30, 2007 presented alongside such information for comparative purposes, and as of June 30, 2008, together with selected consolidated financial information as of December 31, 2007 presented alongside such information for comparative purposes, is derived from, and presented on the same basis as in, the interim consolidated financial statements and should be read together with the interim consolidated financial statements. As the interim consolidated financial statements and such selected consolidated financial information have been prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in CNMV Circular 1/2008, they are not directly comparable with financial information prepared by the BBVA Group in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (but without taking into account the financial statement models established in CNMV Circular 1/2008), including financial information as of and for the year ended December 31, 2007 included in the 2007 20-F and as of and for subsequent interim periods prior to this report on Form 6-K.
The principal differences between the interim consolidated financial statements prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in CNMV Circular 1/2008 and the financial statements prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (but without taking into account the financial statement models established in CNMV Circular 1/2008), as applied to the BBVA Group’s consolidated balance sheet at December 31, 2007 and consolidated income statement for the six months ended June 30, 2007, are described in Appendix VI of the unaudited interim consolidated financial statements. A reconciliation of the BBVA Group’s consolidated income statement for the six months ended June 30, 2007 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (but without taking into account the financial statement models established in CNMV Circular 1/2008) to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in CNMV Circular 1/2008, is also included in such Appendix. Preparation of the interim consolidated financial statements under EU-IFRS required to be applied under Bank of Spain Circular 4/2004 and taking into account the financial statement models established in CNMV Circular 1/2008 did not affect the line items “Income attributed to parent company” in the interim consolidated income statement nor “Stockholders’ equity” in the interim consolidated balance sheet when compared to such line items prepared under EU-IFRS required to be applied under Bank of Spain Circular 4/2004 (but without taking into account the financial statement models established in CNMV Circular 1/2008).

     The accompanying interim consolidated financial statements may be read together with the consolidated financial statements and related notes included in the 2007 20-F, although they are not directly comparable for the reasons described above.
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Under EU-IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has entity specific historical loss experience. In applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in the interim consolidated financial statements we must follow the methodology developed by the Bank of Spain in relation to allowances for loan losses based on historical statistical data relating to the entire Spanish financial system (peer group) until such time as the Bank of Spain has reviewed and verified our internal risk models (see Note 2.2.2 to the interim consolidated financial statements). The Bank of Spain has allowed us to use our internal risk models with respect to a portion of the loan portfolio of our wholly-owned Mexican subsidiary, BBVA Bancomer, S.A. de C.V. (“Bancomer”) and main subsidiaries in the United States. Once the Bank of Spain has completed its review and verification and considered whether our historical information is adequate, we expect to be allowed to use our internal models for our entire loan portfolio, but we cannot predict whether the Bank of Spain will require any modifications to such models.
     Consistent with our past practice, we use our internal risk models for purposes of preparing the reconciliation to U.S. GAAP included herein. As a result, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in net income the reversal of the provisions recorded in each year and in stockholders’ equity the excess of the accumulated allowance for loan losses caused by the use of peer data as opposed to entity specific historical loss experience. Exhibit I provides additional information about this reconciliation.
     In December 2007, the BBVA Group announced a new organizational structure, which began being implemented from the beginning of fiscal year 2008 and which affects the comparability of financial information included in this report on Form 6-K. During 2007 and for purposes of the consolidated financial statements included in the 2007 20-F, BBVA’s organizational structure was divided into the following five business areas (the “2007 Business Segments”): Spain and Portugal; Global Businesses; Mexico and the United States; South America; and Corporate Activities. In December 2007, BBVA’s Board of Directors approved a new organizational structure for the BBVA Group, which has begun to be implemented since the beginning of 2008 and is the basis for the financial statements included herein (the “2008 Business Segments”): Spain and Portugal; Global Businesses (also named Wholesale Banking and Asset Management); Mexico; the United States; South America; and Corporate Activities. The transition from the 2007 Business Segments to the 2008 Business Segments has affected principally the Mexico and United States business area, which is now split into respective business areas and the Spain and Portugal area and the Global businesses area which exchanged certain portfolios and units. The financial information for our business areas as of June 30, 2008 and December 31, 2007 and for the six months ended June 30, 2008 and 2007 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2008 in order to provide a period-on-period comparison. Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this report on Form 6-K is not directly comparable to its financial information by business area included in the 2007 20-F.
     In addition, the comparability of the Group’s results of operations for the six months ended June 30, 2008 is also affected by changes in the Group’s consolidation perimeter and fluctuations in exchange rates. The Group included Compass in the Group’s consolidation perimeter for the first time in September 2007 and Laredo National Bank, Texas State Bank and State National Bank in its consolidation perimeter as of June 30, 2007. Comparability of the Group’s financial information as of and for the six months ended June 30, 2008 is also affected by the general depreciation of the principal non-euro currencies in which the Group does business against the euro as of and for the six months ended June 30, 2008, as shown in the table below.

	Average exchange rates		Average spot exchange rates
	Six Months	Six Months
	Ended June 30,	Ended June 30,	As of June 30,	As of December 31,
Currencies	2008	2007	2008	2007
Mexican peso	16.2398	14.5518	16.2298	16.0521
U.S. dollar	1.5304	1.3291	1.5764	1.4721
Venezuelan Bolivar fuerte	3.2863	2.9057	3.3850	3.1784
Colombian peso	2,808.99	2,816.90	3,030.30	2,967.36
Chilean peso	714.80	709.22	819.67	731.53
Peruvian nuevo sol	4.3619	4.2275	4.6720	4.4060
Argentinean peso	4.8667	4.1352	4.8533	4.6684

     Certain numerical information in this report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
Statistical and Financial Information
     The following principles should be noted in reviewing the statistical and financial information contained herein:
•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from stockholders’ equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

SELECTED FINANCIAL DATA
     The historical financial data set forth below has been selected from, and should be read together with, the interim consolidated financial statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see “Exhibit I: U.S. GAAP Reconciliation” for a presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.
EU-IFRS (*)

	Six months ended June 30,
	2008	2007(1)
	(in millions of euros, except per
	share/ADS data (in euros))
Consolidated Income Statement data
Interest income	14,756	11,869
Interest expense	(9,050)	(7,215)
Net interest income	5,706	4,654
Dividend income	241	198
Share of profit or loss of entities accounted for using the equity method	173	103
Fee and commission income	2,777	2,720
Fee and commission expenses	(429)	(438)
Gains/losses on financial assets and liabilities (net)	1,744	1,770
Exchange differences (net)	168	239
Other operating income	1,866	1,727
Other operating expenses	(1,896)	(1,681)
Gross margin	10,350	9,292
Administration cost	(3,821)	(3,553)
Depreciation and amortization	(338)	(247)
Provision expense (net)	(605)	(171)
Impairment losses of financial assets (net)	(1,164)	(871)
Income from operating activity	4,422	4,450
Impairment losses of other assets	(5)	(1)
Gains/losses in written of assets not classified as non-current assets held for sale	21	4
Gains/losses in non-current assets held for sale not classified as discontinued operations	52	248
Income before tax	4,490	4,701
Tax expense (income)	(1,213)	(1,177)
Income from continued operations (net)	3,277	3,524
Income from discontinued operations (net)	—	—
Consolidated income for the period	3,277	3,524
Income attributed to parent company	3,108	3,374
Income attributed to minority interests	169	150
Per share/ADS(2) Data
Income from operating activity(3)	1.18	1.25
Numbers of shares	3,747,969,121	3,551,969,121
Income attributed to parent company(3)	0.83	0.95
Dividends declared	0.444	0.393

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statements models established in CNMV Circular 1/2008.

(1)	Income statement and income statement derived information for the six months ended June 30, 2007 are presented for comparative purposes only taking into account the financial statements models established in CNMV Circular 1/2008 and are not comparable with the BBVA Group’s income statement for the year ended December 31, 2007 contained in the audited financial statements included in the 2007 20-F or the BBVA Group’s income statement for the six months ended June 30, 2007 prepared under other formats. The principal differences are described in Appendix VI to the interim consolidated financial statements.

(2)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,748 million and 3,552 million shares for the six months ended June 30, 2008 and 2007, respectively).

EU-IFRS (*)

	As of June 30,	As of December 31,
	2008	2007(1)
	(in millions of euros, except per
	share/ADS data (in euros) and percentages)
Consolidated balance sheet data
Total assets	504,990	502,204
Capital	1,837	1,837
Loans and receivables	356,788	338,243
Deposits from other creditors	229,721	216,479
Marketable debt securities and subordinated liabilities	115,630	118,388
Minority interests	876	880
Stockholders’ equity	25,850	24,811
Consolidated ratios
Profitability ratios:
Net interest margin(2)	2.28%	2.15%
Return on average total assets(3)	1.28%	1.39%
Return on average equity(4)	26.0%	34.2%
Credit quality data
Loan loss reserve	7,399	6,931
Loan loss reserve as a percentage of total loans and receivables (net)	2.07%	2.11%
Substandard loans	4,665	3,358
Substandard loans as a percentage of total loans and receivables (net)	1.31%	0.99%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statements models established in CNMV Circular 1/2008.

(1)	Balance sheet and balance sheet derived information as of December 31, 2007 are presented for comparative purposes only taking into account the financial statements models established in CNMV Circular 1/2008 and are not comparable with the BBVA Group’s balance sheet as of December 31, 2007 contained in the audited financial statements included in the 2007 20-F or the BBVA Group’s balance sheet as of June 30, 2007 prepared under other formats. The principal differences are described in Appendix VI to the interim consolidated financial statements.

(2)	Represents net interest income as a percentage of average total assets.

(3)	Represents annualized consolidated income for the period, which we calculate as our consolidated income for the period multiplied by two, as a percentage of average total assets for the period.

(4)	Represents annualized income attributed to parent company for the period multiplied by two, as a percentage of average stockholders’ equity for the period.

U.S. GAAP Information

	Six months ended June 30,
	2008	2007
	(in millions of euros, except per share/ADS
	data (in euro) or as otherwise indicated)

Consolidated Income Statement data
Net Income	2,770	3,004
Basic earning per share/ADS (1)(2)	0.739	0.846
Diluted earning per share/ADS (1)(2)	0.739	0.846
Dividends per share/ADS (in dollars) (1)(2)(3)	0.686	0.522
Consolidated Balance sheet data
Total assets(4)	513,017	510,569
Stockholders’ equity(4)	32,994	35,384
Basic stockholders’ equity per share/ADS(1)(2)	8.80	9.85
Diluted stockholders’ equity per share/ADS(1)(2)	8.80	9.85

(1)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.

(2)	Each ADS represents the right to receive one ordinary share.

(3)	Dividends per share/ADS are converted into dollars at the average exchange rate for the relevant period, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date of each month during the relevant period.

(4)	At the end of the reported period.
Exchange Rates
     Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) at the end of each relevant period.
     For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31	Average(1)
2006	1.2661
2007	1.3797
2008 (through October 31)	1.4973

(1)	The average of the noon buying rates for the euro on the last day of each month during the relevant period.

Month ended	High	Low
June 30, 2007	1.3526	1.3295
July 31, 2007	1.3831	1.3592
August 31, 2007	1.3808	1.3402
September 30, 2007	1.4219	1.3606
October 31, 2007	1.4468	1.4092
November 30, 2007	1.4862	1.4435
December 31, 2007	1.4759	1.4344
January 31, 2008	1.4877	1.4574
February 29, 2008	1.5187	1.4495
March 31, 2008	1.5805	1.5195
April 30, 2008	1.6010	1.5568
May 31, 2008	1.5784	1.5370
June 30, 2008	1.5749	1.5368
July 31, 2008	1.5923	1.5559
August 31, 2008	1.5569	1.4660
September 30, 2008	1.4737	1.3939
October 31, 2008	1.4058	1.2446
     The noon buying rate on November 3, 2008 was U.S.$1.2719 for €1.00.
     As of June 30, 2008, approximately 33% of our assets and approximately 40% of our liabilities were denominated in currencies other than euro (see Note 2.2.5 to our interim consolidated financial statements). As of December 31, 2007, approximately 34% of our assets and approximately 40% of our liabilities were denominated in currencies other than euro.
BUSINESS OVERVIEW
     BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. For the six months ended June 30, 2008, BBVA had income attributed to parent company of €3,108 million, and as of June 30, 2008, BBVA had total assets of €504,990 million and total equity of €25,850 million.
Business Areas
     The Group focuses its operations on six major business areas:
•	Spain and Portugal;

•	Global Businesses (Wholesale Banking and Asset Management);

•	Mexico;

•	the United States;

•	South America; and

•	Corporate Activities.
     The financial information for our business areas for the six months ended June 30, 2008 and 2007 presented below has been prepared on a uniform basis, consistent with our organizational structure in 2008. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in “Operating and Financial Review and Prospects” section, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.

     The following table sets forth information relating to income attributed to parent company for each of our business areas for the six months ended June 30, 2008 and 2007.

	Six months ended June 30,
	Income/(Loss) Attributed to		% of Income/(Loss) Attributed
	parent company		to parent company
	(in millions of euros, except percentages)
	2008	2007	2008	2007

Spain and Portugal	1,336	1,157	43%	34%
Global Businesses (Wholesale Banking and Asset Management)	559	446	18%	13%
Mexico	950	882	31%	26%
The United States	164	67	5%	2%
South America	351	326	11%	10%

Subtotal	3,360	2,878	108%	85%

Corporate Activities	(252)	496	(8)%	15%

Income attributed to parent company	3,108	3,374	100%	100%

     The following table sets forth information relating to net interest income for each of our business areas for the six months ended June 30, 2008 and 2007.

	Net interest income
	(in millions of euros)
	Six months ended June 30,
	2008	2007

Spain and Portugal	2,483	2,216
Global Businesses (Wholesale Banking and Asset Management)	259	(68)
Mexico	1,840	1,769
The United States	634	245
South America	1,020	801

Subtotal	6,236	4,963

Corporate Activities	(530)	(309)

Net interest income	5,706	4,654

Spain and Portugal
          The Spain and Portugal business area focuses on providing banking services and consumer finance to private individuals and businesses in Spain and Portugal.
          The business units included in the Spain and Portugal business area are:
•	Spanish Retail Network: manages individual customers, high net-worth individuals and small companies and businesses in the domestic market;

•	Corporate and Business Banking: manages business with small and medium enterprises (“SMES”), large companies, institutions and developers in the Spanish market;

•	Consumer Finance;

•	European Insurance: manages the insurance business in Spain and Portugal; and

•	BBVA Portugal: manages the banking business in Portugal.
          The principal figures relating to this business area as of June 30, 2008 and December 31, 2007 were:
•	Total net lending was €202,926 million as of June 30, 2008, an increase of 2.2% from €198,524 million as of December 31, 2007. Lending activity slowed significantly in Spain following strong growth in previous periods,

•	Total customer deposits were €97,687 million as of June 30, 2008, an increase of 6.7% from €91,546 million as of December 31, 2007.

•	Mutual funds under management were €37,598 as of June 30, 2008, a decrease of 11.5% from €42,469 million as of December 31, 2007.

•	Pension funds under management were €9,522 million as of June 30, 2008, a decrease of 5.5% from €10,072 million as of December 31, 2007.
Global Businesses (Wholesale Banking and Asset Management)
          The Global Businesses (Wholesale Banking and Asset Management) area focuses on providing services to large international companies and investment banking, capital markets and treasury management services to clients.
          The business units included in the Global Businesses area are:
•	Corporate and Investment Banking: manages the activities of the European, Asian and New York branches;

•	Global Markets: combines the trading floor business and securities distribution in Europe, Asia and New York;

•	Asset Management: designs and manages mutual and pension funds in Spain, hedge funds and private equity;

•	Management of the Group’s own equity portfolios and real estate business: combines business projects, which includes management of direct and private equity holdings and real estate projects through Anida Group; and

•	Asia: manages the banking business in Asia through the Group’s holding in the Citic group.
          The principal figures relating to this business area as of June 30, 2008 and December 31, 2007 were:
•	Total net lending was €43,843 million as of June 30, 2008, an increase of 17.4% from €37,337 million as of December 31, 2007.

•	Total customer deposits were €55,826 million as of June 30, 2008, an increase of 32.2% from €42,243 million as of December 31, 2007.

•	Mutual funds under management were €2,743 million as of June 30, 2008, an increase of 13.1% from €2,425 million as of December 31, 2007.

•	Pension funds under management were €6,943 million as of June 30, 2008, a decrease of 5.7% from €7,363 million as of December 31, 2007.
Mexico
          The business units included in the Mexico area comprise the banking, insurance and pension businesses in Mexico.
          The principal figures relating to this business area as of June 30, 2008 and December 31, 2007 were:
•	Total net lending was €28,135 million as of June 30, 2008, an increase of 4.6% from €26,899 million as of December 31, 2007.

•	Total customer deposits were €31,623 million as of June 30, 2008, an increase of 0.7% from €31,408 million as of December 31, 2007.

•	Mutual funds under management were €12,064 million as of June 30, 2008, an increase of 7.6% from €11,214 million as of December 31, 2007.

•	Pension funds under management were €8,500 million as of June 30, 2008, a decrease of 1.7% from €8,648 million as of December 31, 2007.
The United States
          The business units included in the United States area comprise the banking and insurance business of the Group in the United States and Puerto Rico.
          The principal figures relating to this business area as of June 30, 2008 and December 31, 2007 were:
•	Total net lending was €25,787 million as of June 30, 2008, a decrease of 1.4% from €26,161million as of December 31, 2007

•	Total customer deposits were €23,058 million as of June 30, 2008 a decrease of 3.0% from €23,784 million as of December 31, 2007.
South America
          The South America business area includes the banking, insurance and pension businesses of the Group in South America.

          The business units included in the South America business area are:
•	Banking Businesses: includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

•	Pension Businesses in Argentina, Bolivia, Chile, Colombia, Ecuador, Peru and Dominican Republic; and

•	Insurance Businesses in Argentina, Chile, Colombia, Dominican Republic and Venezuela.
          The principal figures relating to this business area as of June 30, 2008 and December 31, 2007 were:
•	Total net lending was €21,879 million as of June 30, 2008, an increase of 0.2% from €21,845 million as of December 31, 2007.

•	Total customer deposits were €24,720 million as of June 30, 2008, a decrease of 3.2% from €25,525 million as of December 31, 2007.

•	Mutual funds under management were €1,627 million as of June 30, 2008, a decrease of 5.7% from €1,725 million as of December 31, 2007.

•	Pension funds under management were €32,687 million as of June 30, 2008, a decrease of 6.1% from €34,826 million as of December 31, 2007.
          Local currencies in South America fell against the euro in 2008, with a resulting negative impact on our interim consolidated financial statements. See “Presentation of Financial Information”.
Corporate Activities
          The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds.
          The business units included in the Corporate Activities business area are:
•	Financial Planning: administers through the Assets and Liabilities Committee (“ALCO”) the Group’s interest- and exchange-rate positions as well as its overall liquidity and shareholders’ funds.

•	Holdings in Industrial and Financial Companies: manages the Group’s investment portfolio in industrial and financial companies applying strict criteria for risk-control, economic capital consumption and return on investment, with diversification over different sectors.

SELECTED STATISTICAL INFORMATION
     The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.
Average Balances and Rates
     The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet — Assets and Interest from Earning Assets
	As of June 30, 2008			As of June 30, 2007
	Average Balance	Interest(1)	Average Yield (2)	Average Balance	Interest(1)	Average Yield (2)
	(in millions of euros, except percentages)
Assets
Cash and balances with central banks	13,130	225	3.45%	15,015	225	3.02%
Debt securities, equity instruments and derivatives	114,804	2,667	4.67%	102,384	2,211	4.36%
Loans and receivables	341,944	12,003	7.08%	296,157	9,542	3.22%
Loans and advances to credit institutions	24,876	690	5.58%	30,261	829	5.52%
In euro(3)	16,356	469	5.76%	20,037	475	4.78%
In other currencies(4)	8,520	222	5.24%	10,224	354	6.98%
Loans and advances to customers	317,069	11,312	7.17%	265,896	8,714	6.61%
In euro(3)	221,638	6,323	5.74%	199,817	4,932	4.98%
In other currencies(4)	95,431	4,989	10.51%	66,079	3,781	11.54%
Other financial income	—	103	—	—	88	—
Non-earning assets	30,060	—	—	24,179	—	—

Total average assets	499,938	14,997	6.03%	437,735	12,067	5.56%

(1)	Includes interest income and dividend income.

(2)	Rates have been presented on a non-taxable equivalent basis.

(3)	Amounts reflected in euro correspond to predominantly domestic activities.

(4)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest paid on interest bearing Liabilities
	As of June 30, 2008			As of June 30, 2007
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(in millions of euros, except percentages)
Liabilities
Deposits from central banks and credit institutions	73,906	1,883	5.12%	60,071	1,534	5.15%
In euro	31,528	799	5.10%	26,061	572	4.43%
In other currencies	42,377	1,084	5.14%	34,010	962	5.70%
Customer deposits	243,230	4,451	3.68%	207,448	3,395	3.30%
In euro(2)	129,820	2,355	3.65%	116,843	1,570	2.71%
In other currencies(3)	113,410	2,080	3.69%	90,605	1,811	4.03%
Debt securities and subordinated liabilities	100,531	2,505	5.01%	97,568	2,088	4.32%
In euro(2)	81,061	2,045	5.07%	83,276	1,694	4.10%
In other currencies(3)	19,470	460	4.75%	14,292	394	5.56%
Other financial costs	—	212	—	—	198	—
Non-interest-bearing liabilities	55,041	—	—	49,791	—	—
Stockholders’ equity	27,230	—	—	22,857	—	—

Total average liabilities	499,938	9,050	3.64%	437,735	7,215	3.32%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis
     The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees are included in the computation of interest income.

	Six months ended June 30, 2008/Six months ended June 30, 2007
	Increase (decrease) due to changes in
	Volume (1)	Rate (1) (2)	Net Change
	(in millions of euros)
Interest income
Cash and balances with central bank	(27)	27	—
Debt securities, equity instruments and derivatives	282	174	455
Loans and advances to credit institutions	(144)	5	(138)
In euro	(85)	79	(6)
In other currencies	(57)	(75)	(132)
Loans and advances to customers	1,734	864	2,599
In euro	569	822	1,391
In other currencies	1,710	(502)	1,208
Other financial income	—	14	14

Total income	1,791	1,140	2,930

Interest expense
Deposits from central banks and credit institutions	364	(15)	349
In euro	124	103	227
In other currencies	243	(121)	122
Customer deposits	608	448	1,056
In euro	184	601	785
In other currencies	468	(199)	269
Debt certificates and subordinated liabilities	75	341	416
In euro	(36)	386	350
In other currencies	146	(80)	66
Other financial costs	—	14	14

Total expense	1,071	764	1,835

Net interest income	720	376	1,095

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.
Interest Earning Assets—Margin and Spread
     The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2008(*)	2007(*)
	(in millions of euros, except percentages)
Average interest earning assets	469,878	413,556
Gross yield (1)	3.14%	2.87%
Net yield (2)	2.95%	2.71%
Average yield on all interest-earning assets (3)	1.21%	1.13%
Average effective rate paid on all interest-bearing liabilities	1.81%	1.65%
Spread (4)	1.33%	1.22%

(*)	Those ratios are not annualized

(1)	Gross yield represents total interest income divided by average interest earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Represents net interest income as percentage of average interest earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS
Interest-Bearing Deposits in Other Banks
     As of June 30, 2008, interbank deposits represented 5.1% of our assets. Of such interbank deposits, 20.2% were held outside of Spain and 79.7% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
     As of June 30, 2008, our securities were carried on our consolidated balance sheet at a book value of €90.1 billion, representing 17.8% of our assets. €9.7 billion or 10.8% of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2008 on investment securities that BBVA held was 4.9%, compared to an average yield of approximately 7.1% earned on loans and receivables during 2008. The market or appraised value of our total securities portfolio as of June 30, 2008 was €84.7 billion. See Notes 9, 10, 11 and 13 to the interim consolidated financial statements. For a discussion of our investments in affiliates, see Note 16 to the interim consolidated financial statements. For a discussion of the manner in which we value our securities, see Notes 2.1 and 2.2.2 to the interim consolidated financial statements.
     The following table analyzes the book value and market value of our ownership of debt securities and equity securities as of June 30, 2008, December 31, 2007 and June 30, 2007. Investments in affiliated companies consolidated under the equity method are not included in the table below.

	As of June 30, 2008		As of June 30, 2007
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
	(in millions of euros)
DEBT SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic—	10,193	10,150	8,372	8,543
Spanish Government	4,456	4,457	5,820	5,800
Other debt securities	5,737	5,693	2,552	2,743
International—	26,969	26,687	21,722	22,235
United States —	8,372	8,270	5,354	5,316
U.S. Treasury and other U.S. Government agencies	81	82	81	79
States and political subdivisions	365	365	265	260
Other debt securities	7,926	7,823	5,008	4,977
Other countries —	18,597	18,417	16,368	16,919
Securities of other foreign Governments	11,026	10,940	10,010	10,599
Other debt securities	7,572	7,477	6,358	6,320

TOTAL AVAILABLE FOR SALE PORTFOLIO	37,162	36,837	30,094	30,778

HELD TO MATURITY PORTFOLIO
Domestic—	2,374	2,180	2,383	2,224
Spanish Government	1,398	1,299	1,404	1,310
Other debt securities	976	881	979	914
International—	3,028	2,848	3,323	3,152

TOTAL HELD TO MATURITY PORTFOLIO	5,402	5,028	5,706	5,376

TOTAL DEBT SECURITIES	42,565	41,865	35,800	36,154

	As of June 30, 2008		As of June 30, 2007
	Amortized		Amortized
	Cost	Fair Value(1)	Cost	Fair Value(1)
	(in millions of euros)
EQUITY SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic—	4,119	6,203	3,634	5,932
Equity listed	4,076	6,165	3,589	5,887
Equity Unlisted	43	38	45	45
International—	3,127	3,159	2,551	3,830
United States—	705	692	55	57
Equity listed	479	473	24	26
Equity Unlisted	226	219	31	31
Other countries—	2,422	2,467	2,496	3,773
Equity listed	2,302	2,338	1,883	3,160
Equity Unlisted	120	129	613	613

TOTAL AVAILABLE FOR SALE PORTFOLIO	7,246	9,363	6,185	9,762

TOTAL EQUITY SECURITIES	7,246	9,363	6,185	9,762

TOTAL INVESTMENT SECURITIES	49,811	51,227	41,985	45,916

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.
     The following table analyzes the maturities of our debt investment and fixed income securities, excluding our trading portfolio, by type and geographical area as of June 30, 2008.

	Maturing at one year or		Maturing after one year		Maturing after five year		Maturing after ten
	less		to five years		to ten years		years
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Total
	(in millions of euros, except percentages)
AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish Government	317	6.04	442	6.04	949	6.04	2,749	6.04	4,457
Other debt securities	847	4.91	3,337	4.91	213	4.91	1,295	4.91	5,692
Total Domestic	1,164	5.44	3,779	5.44	1,163	5.44	4,044	5.44	10,150
International:
United States:	850	4.72	3,051	4.72	2,884	4.72	1,484	4.72	8,270
U.S. Treasury and other U.S. government securities	10	3.27	69	3.27	—	3.27	2	3.27	82
States and political subdivisions	59	3.75	105	3.75	134	3.75	66	3.75	365
Other debt securities	781	4.80	2,877	4.80	2,750	4.80	1,416	4.80	7,823
Other countries:	2,301	2.87	3,849	2.87	3,654	2.87	8,612	2.87	18,417
Securities of other foreign Governments	581	3.39	1,439	3.39	2,431	3.39	6,490	3.39	10,940
Other debt securities	1,720	2.68	2,411	2.68	1,223	2.68	2,122	2.68	7,477
Total International	3,151	3.60	6,900	3.60	6,538	3.60	10,096	3.60	26,687
Total Available for sale	4,315	4.09	10,679	4.09	7,702	4.09	14,140	4.09	36,837
HELD TO MATURITY PORTFOLIO
Domestic:	83	5.09	427	4.53	1,504	3.51	165	3.92	2,180
Spanish Government	59	6.00	215	4.82	975	3.23	50	4.20	1,299
Other debt securities	24	3.75	212	4.13	529	3.96	115	3.80	881
International:	187	3.46	847	3.98	1,605	4.15	209	3.75	2,848

Total Held to maturity	270	3.51	1,274	4.17	3,109	3.83	374	3.83	5,028

TOTAL DEBT SECURITIES	4,585	5.73	11,953	5.24	10,811	4.83	14,514	5.01	41,865

(1)	Rates have been presented on a non-taxable equivalent basis.

Loans and advances to credit institutions
     As of June 30, 2008, our total loans and advances to credit institutions amounted to €30.6 billion as of June 30, 2008, or 6.1% of our total assets compared to €25.8 billion or 5.1% of our total assets as of December 31, 2007.
Loans and advances to other debtors
     As of June 30, 2008, our total loans and leases amounted to €332.7 billion, or 65.9% of total assets. Net of our valuation adjustments, loans and leases amounted to €325.9 billion as of June 30, 2008, or 64.5% of our total assets. As of June 30, 2008, our loans in Spain increased by 3.3% to €204.3 billion compared to December 31, 2007. Our foreign loans amounted to €121.8 billion as of June 30, 2008, an increase of 7.7% compared to December 31, 2007 The branches of the Corporate & Investment Banking in Europe, New York and Asia, and most Latin-American countries contributed to growth, especially branches in Mexico, Argentina, Peru and Venezuela.
     Loans by geographic area
     The following table analyzes, by domicile of the customer, our net loans and leases as of the dates indicated.

	As of June 30	As of December 31	As of June 30
	2008	2007	2007
	(in millions of euros)
Domestic	210,968	205,345	198,449
Foreign
Western Europe	24,879	22,972	20,462
Latin America	58,478	57,480	54,717
United States	33,545	28,856	10,581
Other	4,871	4,255	2,991
Total Foreign	121,773	113,563	88,751

Total loans and leases	332,741	318,908	287,200

Valuation adjustments	(6,810)	(6,493)	(6,332)

Total net lending	325,931	312,415	280,868

Loans by type of customer
     The following table analyzes by domicile and type of customer our net loans and leases as of the dates indicated. The analysis by type of customer is based principally on the requirements of the regulatory authorities in each country.

	As of June 30;	As of December 31:	As of June 30;
	2008	2007	2007
	(in millions of euros)
Domestic
Government	17,219	16,028	16,310
Agriculture	1,930	1,987	1,926
Industrial	18,773	18,404	17,211
Real estate and construction	37,440	36,261	36,729
Commercial and financial	15,607	15,220	15,817
Loans to individuals	92,450	88,853	84,569
Lease financing	8,009	7,698	7,185
Other	19,540	20,894	18,702

Total domestic	210,968	205,345	198,449
Foreign
Government	5,316	5,052	5,355
Agriculture	1,772	1,750	1,534
Industrial	24,736	21,518	17,181
Real estate and construction	10,872	18,895	9,887
Commercial and financial	30,074	21,151	14,228
Loans to individuals	37,080	32,609	27,251
Lease financing	1,443	1,450	1,162
Other	10,480	11,138	12,153

Total foreign	121,773	113,563	88,751

Total loans and leases	332,741	318,908	287,200
Valuation adjustments	(6,810)	(6,493)	(6,332)

Total net lending	325,931	312,415	280,868

     The following table sets forth a breakdown, by currency, of our net loan portfolio as of each of the dates indicated:

	As of June 30;	As of December 31;	As of June 30;
	2008	2007	2007
	(in millions of euros)
In euros	227,446	218,463	210,263
In other currencies	98,485	93,952	70,605

Total net lending	325,931	312,415	280,868

     As of June 30, 2008, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €589 million, compared to €610 million as of December 31, 2007. Loans outstanding to the Spanish government and its agencies amounted to €17.3 billion, or 5.2% of our total loans and leases as of June 30, 2008, compared to €16.1 billion, or 5.1% of our total loans and leases as of December 31, 2007. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
     Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2008, excluding government-related loans, amounted to €18.8 billion, or approximately 5.66% of our total loans and leases.

Maturity and interest sensitivity
     The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of June 30, 2008. The determination of maturities is based on contract terms.

	Maturity
		Due After One
	Due in One	Year Through	Due After
	Year or Less	Five Years	Five Years	Total
	(in millions of euros)
Domestic:
Government	6,194	4,869	6,156	17,219
Agriculture	778	691	461	1,930
Industrial	14,322	3,083	1,368	18,773
Real estate and construction	16,731	7,550	13,159	37,440
Commercial and financial	8,859	3,374	3,374	15,607
Loans to individuals	11,305	18,385	62,760	92,450
Lease financing	628	3,575	3,806	8,009
Other	12,876	3,850	2,814	19,540

Total domestic	71,693	45,377	93,898	210,968

Foreign:
Government	1,056	2,927	1,333	5,316
Agriculture	882	772	118	1,772
Industrial	9,090	13,284	2,362	24,736
Real estate and construction	4,069	3,794	3,009	10,872
Commercial and financial	14,948	10,351	4,775	30,074
Loans to individuals	5,146	8,261	23,673	37,080
Lease financing	519	694	230	1,443
Other	4,608	4,197	1,675	10,480

Total foreign	40,318	44,280	37,175	121,773
Total loans and leases	112,011	89,657	131,073	332,741

     The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2008.

	Interest Sensitivity of
	Outstanding Loans and Leases
	Maturing in More Than One
	Year
	Domestic	Foreign	Total
	(in millions of euros)
Fixed rate	20,227	32,824	53,051
Variable rate	118,550	48,498	167,048

Total loans and leases	138,777	81,322	220,099

Loan loss reserve
     For a discussion of loan loss reserves, as of June 30, 2008 and December 31, 2007, see “Item 5. Operating and Financial Review and Prospects—Critical accounting policies—Allowance for loan losses” in our 2007 20-F and Note 2.2.2.c) to the interim consolidated financial statements included herein.
     The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries at the dates indicated.

EU-IFRS (*)

	As of	As of	As of
	June 30;	December 31;	June 30;
	2008	2007	2007
	(in millions of euros, except percentages))
Loan loss reserve at beginning of period:
Domestic	3,459	3,734	3,734
Foreign	3,676	2,683	2,683

Total loan loss reserve at beginning of period	7,135	6,417	6,417

Loans charged off:
Government and other Agencies	—	—	—
Real estate and loans to individuals	(252)	(361)	—
Commercial and financial	(7)	(7)	—
Other	—	—	—
Total Domestic	(259)	(368)	(70)
Foreign	(523)	(928)	(409)

Total loans charged off	(782)	(1,296)	(479)

Provision for loan losses:
Domestic	425	807	378
Foreign	810	1,321	607

Total provision for loan losses	1,235	2,128	985
Acquisition and disposition of subsidiaries	—	250	—
Effect of foreign currency translation	(57)	(420)	(34)
Other	(132)	56	42

Loan loss reserve at end of period:
Domestic	3,633	3,459	3,870
Foreign	3,766	3,676	3,061

Total loan loss reserve at end of period	7,399	7,135	6,931

Loan loss reserve as a percentage of total loans and receivables at end of period	2.07%	2.11%	2.21%
Net loan charge-offs as a percentage of total loans and receivables end of period	0.22%	0.38%	0.15%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statements models established in CNMV Circular 1/2008.
     Our loan loss reserves as a percentage of total loans and receivables declined from 2.21% as of June 30, 2007, to 2.11% as of December 31, 2007 and to 2.07% as of June 30, 2008.
     We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. See “Substandard Loans” below for information as to the breakdown as of June 30, 2008 and December 31, 2007 by loan category of substandard loans. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on our income attributed to parent company or stockholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.
Substandard loans
     We classify loans as substandard loans in accordance to the requirements under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As described in Note 2.2.2.c) to the interim consolidated financial statements, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected are automatically considered non-accrual if they are classified as substandard loans.

     When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
     Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The aggregated amount of gross interest income that would have been recorded in respect of our substandard loans as of June 30, 2008 and 2007 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €839 million and €1,164 million, respectively.
     Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in income attributed to parent company for the six months ended June 30, 2008 and 2007 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €73.0 million and €75.8 million, respectively
     The following table provides information regarding our substandard loans as of the dates indicated:
EU-IFRS (*)

	As of June 30,	As of December 31,
	2008	2007
	(in millions of euros, except percentages)
Substandard loans
Domestic	2,618	1,620
Public sector	80	136
Other resident sector	2,487	1,446
Non-resident sector	51	38
Foreign	2,047	1,738
Public sector	20	38
Other resident sector	—	—
Non-resident sector	2,027	1,700

Total Substandard loans	4,665	3,358

Total loan loss reserve	(7,399)	(7,135)

Substandard loans net of reserves	(2,734)	(3,777)
Substandard loans as a percentage of loans and receivables	1.31%	0.99%
Substandard loans (net of reserve) as a percentage of loans and receivables	(0.77)%	(1.12)%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statements models established in CNMV Circular 1/2008.
     Our total substandard loans amounted to €4,665 million as of June 30, 2008, compared to €3,358 million as of December 31, 2007, an increase of 38.9%. The growth in substandard loans at June 30, 2008 was most pronounced in Spain, where it grew by more than €1 billion (up 62.0%) to €2,618 million as of June 30, 2008 from €1,620 million as of December 31, 2007, and the United States, where it grew to €651 million as of June 30, 2008 from €431 million as of December 31, 2007, and generally accelerated during the last three months of the six months ended June 30, 2008 due to weaknesses in the housing sector and worsening economic conditions.
     Substandard loans as a percentage of total loans and receivables increased from 0.99% as of December 31, 2007 to 1.31% as of June 30, 2008. Our loan loss reserves as a percentage of substandard loans as of June 30, 2008 declined to 158.59% from 212.48% as of December 31, 2007. Substandard loans to other resident sectors in Spain increased by 71.9% as of June 30, 2008 mainly due to the increase in substandard mortgage loans, which increased to €744 million as of June 30, 2008 from €422 million as of December 31, 2007.
     We experience higher substandard loans in our Latin American operations, as a percentage of total loans and receivables, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations.
     As of June 30, 2008, we do not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers gives rise to serious doubts as to the ability of the borrowers to comply with the currently applicable loan repayment terms.
     The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves taken for each substandard loan category, as of June 30, 2008.

			Substandard
			Loans as a
		Loan	percentage
	Substandard	Loss	of Loans in
	Loans	Reserve	Category
	(in millions of euros)
Domestic:
Government	79	9	0.46%
Agricultural	27	9	1.39%
Industrial	182	65	0.98%
Real estate and construction	548	140	1.47%
Commercial and financial	241	75	1.55%
Loans to individuals	1,495	382	1.63%
Other	52	31	0.19%

Total domestic	2,624	711	1.25%

Total foreign	2,041	1,316	1.69%
General reserve	—	5,373

Total	4,665	7,399	1.40%

Foreign country outstandings
     The following tables set forth, as of the periods indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2008 and as of December 31, 2007. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of June 30,		As of December 31,
	2008		2007
		% of Total		% of Total
	Amount	Assets	Amount	Assets
	(in millions of euros, except percentages)
OECD
United Kingdom	6,168	1.22	6,201	1.23
Mexico	3,392	0.67	2,812	0.56
Other OECD	5,859	1.16	6,134	1.22

Total OECD	15,419	3.05	15,147	3.02
Central and South America	4,030	0.80	3,345	0.67
Others	5,801	1.15	4,810	0.96

Total	25,250	5.00	23,302	4.64

     The following tables set forth the amounts of our cross-border outstandings as of June 30, 2008 and December 31, 2007 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

		Banks and
		Other	Commercial,
		Financial	Industrial
	Governments	Institutions	and Other	Total
	(in millions of euros)

As of June 30, 2008
Mexico	4	120	3,268	3,392
United Kingdom	—	4,649	1,519	6,168

Total	4	4,769	4,787	9,560

As of December 31, 2007
Mexico	26	133	2,653	2,812
United Kingdom	—	3,450	2,751	6,201

Total	26	3,583	5,404	9,013

     The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.
     The following table shows BBVA’s minimum required reserves with respect to each category of country as of June 30, 2008.

Minimum Percentage of
Coverage (Outstandings
Categories(1)	Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.

(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.

(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.
     Our exposure to borrowers in countries with difficulties (the last 4 categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €238 million and €1,213 million as of June 30, 2008 and December 31, 2007, respectively. These figures do not reflect loan loss reserves of 13.35% and 10.88%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2008 did not in the aggregate exceed 0.05% of our total assets.

     LIABILITIES
Deposits
     The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area as of the dates indicated.

	As of June 30, 2008
	Customer	Bank of Spain and	Other Credit
	deposits	Other Central Bank	institutions	Total
	(in millions of euros)
Total Domestic	96,731	11,978	9,904	118,613
Foreign
Western Europe	20,908	1,761	19,872	42,541
Latin America	51,793	95	14,129	66,017
United States	52,423	2,866	9,309	64,598
Other	6,591	171	4,665	11,427
Total Foreign	131,715	4,893	47,975	184,583

Total	228,446	16,871	57,879	303,196

	As of December 31, 2007
	Customer	Bank of Spain and	Other Credit
	deposits	Other Central Bank	institutions	Total
	(in millions of euros)
Total Domestic	93,739	24,078	9,276	127,093
Foreign
Western Europe	15,932	1,705	17,300	34,937
Latin America	37,965	43	18,218	56,226
United States	58,388	1,284	10,811	70,483
Other	8,938	146	4,790	13,874
Total Foreign	121,223	3,178	51,119	175,520

Total	214,962	27,256	60,395	302,613

     For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 21 to the interim consolidated financial statements.
     As of June 30, 2008, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €63,500 considering the noon buying rate as of June 30, 2008) or greater was as follows:

	As of June 30, 2008
	Domestic	Foreign	Total
	(in millions of euros)
3 months or under	12,558	44,141	56,699
Over 3 to 6 months	4,496	10,730	15,226
Over 6 to 12 months	7,878	4,599	12,477
Over 12 months	10,101	2,476	12,577

Total	35,033	61,946	96,979

     Time deposits from Spanish and foreign financial institutions amounted to €37.57 billion as of June 30, 2008, substantially all of which were in excess of $100,000 (approximately €63,500 as of June 30, 2008).
     Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2008 and as of December 31, 2007, see Note 21 to the interim consolidated financial statements.

Short-term borrowings
     Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholder`s equity as of June 30, 2008, December 31, 2007 and June 30, 2007.

	As of June 30, 2008
	Amount	Average rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	35,918	5.73%
Average during first half year	40,448	5.64%
Maximum quarter-end balance	35,737	—
Bank promissory notes:
As of June 30	15,518	4.63%
Average during first half year	10,741	4.50%
Maximum quarter-end balance	8,336	—
Bonds:
As of June 30	11,235	5.56%
Average during first half year	13,651	5.07%
Maximum quarter-end balance	15,595	—
Subordinated debt:
As of June 30	181	8.41%
Average during first half year	181	8.45%
Maximum quarter-end balance	20	—
Total short-term borrowings as of June 30	62,852	5.44%

	As of December 31, 2007
	Amount	Average rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	39,902	5.20%
Average during year	42,770	5.13%
Maximum quarter-end balance	44,155	—
Bank promissory notes:
At December 31	5,810	3.69%
Average during year	6,975	3.96%
Maximum quarter-end balance	7,133	—
Bonds and Subordinated debt:
At December 31	11,281	4.49%
Average during year	12,147	5.21%
Maximum quarter-end balance	15,761	—
Total short-term borrowings at December 31	56,993	4.91%

	As of June 30, 2007
	Amount	Average rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	45,534	4.83%
Average during first half year	43,962	4.80%
Maximum quarter-end balance	47,173	—
Bank promissory notes:
As of June 30	6,199	4.17%
Average during first half year	6,644	3.55%
Maximum quarter-end balance	6,326	—
Bonds:
As of June 30	15,511	4.53%
Average during first half year	12,672	5.53%
Maximum quarter-end balance	7,652	—
Subordinated debt:
As of June 30	223	4.78%
Average during first half year	222	4.83%
Maximum quarter-end balance	188	—
Total short-term borrowings as of June 30	67,467	4.70%
Return on Equity
     The following table sets out our return on equity ratios:

	As of June 30,	As of December31,	As of June 30,
	2008	2007	2007

ROE (1) (income attributed to parent company/average equity)	26.0	34.2	36.0
ROA(2) (income before minority interests/average total assets)	1.28	1.39	1.45
Equity to assets ratio(3)	5.12	4.94	4.30

(1)	Represents annualized income attributed to parent company, which we calculate as our income attributed to parent company for the period multiplied by two, as a percentage of average stockholders’ equity for the period.

(2)	Represents annualized consolidated income for the period, which we calculate as our consolidated income for the period multiplied by two, as a percentage of average total assets for the period.

(3)	Represented total equity over total assets
UNRESOLVED STAFF COMMENTS
     As part of a periodic review of our 2007 20-F by the Division of Corporation Finance of the SEC, we received on September 12, 2008 a comment letter from the SEC staff (the “Staff”). We have cooperated fully with the Staff in connection with their review in order to resolve all outstanding comments and provided our responses to the Staff on October 17, 2008.
     The Staff’s comments focused principally on the level of disclosure in the 2007 20-F related to IFRS 7 and the BBVA Group’s exposure to risk. We believe that we have provided adequate responses to all the Staff’s comments and we have committed to enhance the disclosure regarding these issues in our future filings.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Summary Economic Background to Results of Operations
     The global economy generally softened during the six months ended June 30, 2008. The U.S. economy generally weakened, with widespread deterioration in the main economic indicators, such as sales, consumer confidence and employment. In Europe there were also signs of a downturn in addition to inflationary pressures triggered by rising energy and food prices. Although stability has generally continued in Latin America, with economic growth underpinned by internal demand, there has been a widespread rise in inflation levels. Against this backdrop, there has been a general drop in equity prices during the six months ended June 30, 2008, most notably in May and June 2008.

     The Spanish economy, suffering from the general economic slump, is slowing more dramatically than the global economy, accompanied by an uptick in inflation and a significant drop in confidence, with forecasts for the Spanish economy revised downwards during the period.
     The liquidity crisis prompted by the U.S. subprime market generally continued during the six months ended June 30, 2008, with capital markets issues scarce and expensive. The lack of liquidity could translate into an increase in funding costs.
     The principal non-euro currencies in which the Group does business generally depreciated against the euro during the six months ended June 30, 2008, as discussed above.
BBVA Group Results of Operations for the six months ended June 30, 2008 compared to the six months ended June 30, 2007
     The following table presents summarized information regarding our results of operations for the six months ended June 30, 2008 and 2007:
     EU-IFRS(*)

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)%
INTEREST INCOME	14,756	11,869	24.3%
INTEREST EXPENSE	(9,050)	(7,215)	25.4%
NET INTEREST INCOME	5,706	4,654	22.6%
DIVIDEND INCOME	241	198	21.9%
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	173	103	67.5%
FEE AND COMMISSION INCOME	2,777	2,720	2.1%
FEE AND COMMISSION EXPENSES	(429)	(438)	(2.1)%
GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	1,744	1,770	(1.5)%
EXCHANGE DIFFERENCES (NET)	168	239	(29.7)%
OTHER OPERATING INCOME	1,866	1,727	8.1%
OTHER OPERATING EXPENSES	(1,896)	(1,681)	12.9%
GROSS MARGIN	10,350	9,292	11.4%
ADMINISTRATION COST	(3,821)	(3,553)	7.5%
STAFF EXPENSES	(2,348)	(2,075)	13.1%
GENERAL AND ADMINISTRATIVE EXPENSES	(1,473)	(1,478)	(0.3)%
DEPRECIATION AND AMORTIZATION	(338)	(247)	36.9%
PROVISION EXPENSE (NET)	(605)	(171)	252.9%
IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(1,164)	(871)	33.7%
INCOME FROM OPERATING ACTIVITY	4,422	4,450	(0.6)%
IMPAIRMENT LOSSES OF OTHER ASSETS (NET)	(5)	(1)	298.6%

GAINS (LOSSES) IN WRITTEN OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	21	4	438.2%
NEGATIVE GOODWILL	—	—	n.m. (1)

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	248	(78.9)%
INCOME BEFORE TAX	4,490	4,701	(4.5)%
TAX EXPENSE	(1,213)	(1,177)	3.1%
INCOME FROM CONTINUED OPERATIONS (NET)	3,277	3,524	(7.0)%
CONSOLIDATED INCOME FOR THE PERIOD	3,277	3,524	(7.0)%
INCOME ATTRIBUTED TO PARENT COMPANY	3,108	3,374	(7.9)%
INCOME ATTRIBUTED TO MINORITY INTEREST	(169)	(150)	12.2%

(*)	EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and taking into account the financial statements models established in CNMV Circular 1/2008.

(1)	Not meaningful

     The comparison of the results of operations of the Group for the six months ended June 30, 2008 and 2007 is affected by a number of non-recurrent items:
•	in the six months ended June 30, 2008, provision expense (net) included a gross charge of €470 million related to the early retirement program in Spain and Portugal under the umbrella of the Group’s ongoing Transformation Plan;

•	in the six months ended June 30, 2008, gains on financial assets and liabilities (net) included €727 million related to capital gains booked following the sale of the Group’s interest in Bradesco, a Brazilian bank;

•	in the six months ended June 30, 2007, other operating income included €235 million in capital gains from the sale of buildings in connection with the Group’s proposed new corporate headquarters and other operating expenses included a €200 million charge for the endowment of the Fundación BBVA para las Microfinanzas (a microcredit foundation);

•	in the six months ended June 30, 2007, gains on financial assets and liabilities (net) included €847 million related to capital gains booked following the sale of the Group’s interest in Iberdrola; and

•	On September 7, 2007 we acquired Compass in the United States, which affects the comparability of our historical results of operations for the six months ended June 30, 2008 and 2007.
     Net interest income
     The following table summarizes the principal components of net interest income for the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentages)
Interest income	14,756	11,869	24.3%
Interest expense	(9,050)	(7,215)	25.4%

Net interest income	5,706	4,654	22.6%

     Net interest income was the Group’s main earnings driver for the six months ended June 30, 2008, rising 22.6% to €5,706 million from €4,654 million for the six months ended June 30, 2007. This growth was underpinned by healthy expansion in business volumes, particularly loans to customers outside of Spain, and the strong performance in customer spreads, as increases in yields on loans outpaced increases in the cost of deposits.
     Dividend income
     For the six months ended June 30, 2008, dividend income rose 21.8% to €241 million from €198 million for the six months ended June 30, 2007 due to the increase of dividends paid by companies in our investment portfolio, principally dividends paid by Telefónica, S.A..
     Share of profit or loss of entities accounted for using the equity method
     The Group’s share of profit of entities accounted for using the equity method increased 67.5% from €103 million for the six months ended June 30, 2007 to €173 million for the six months ended June 30, 2008 due to the increase in net income of Corporación IBV.

Net fee and commission income
     Fee and Commission Income
     The breakdown of fee and commission income for the six months ended June 30, 2008 and for the six months ended June 30, 2007, is as follows:

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentages)
Commitment fees	28	27	3.7%
Contingent Liabilities	118	114	3.5%
Documentary credits	21	18	16.7%
Bank and other guarantees	97	96	1.0%
Arising from exchange of foreign currencies and banknotes	11	11	n.m. (1)
Collection and payment services	1,313	1,235	6.3%
Securities services	983	1,026	(4.2)%
Counseling on and management of one-off transactions	6	8	(25.0)%
Financial and similar counseling services	11	9	22.2%
Factoring transactions	13	13	n.m. (1)
Non-banking financial products sales	52	36	44.4%
Other fees and commissions	242	241	0.4%

Fee and commission income	2,777	2,720	2.1%

(1)	Not meaningful
     Fee and commission income for the six months ended June 30, 2008 amounted to €2,777 million, a 2.1% increase from €2,720 million for the six months ended June 30, 2007 mainly due to the increase of 6.3% in collection and payment services, which was offset in part by the decrease of 4.2% in securities services due to the weak markets and the fact that in Spain growth in fund flows remained concentrated in time deposits.
Fee and Commission Expenses
     The breakdown of fee and commission expenses for the six months ended June 30, 2008 and for the six months ended June 30, 2007, is as follows:

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentages)
Brokerage fees on lending and deposit transactions	5	3	66.7%
Fees and commissions assigned to third parties	302	295	2.4%
Other fees and commissions	122	140	(12.9)%

Fee and commission expenses	429	438	(2.1)%

     Fee and commission expenses for the six months ended June 30, 2008 amounted to €429 million, a 2.1% decrease from €438 million for the six months ended June 30, 2007, mainly due to a 12.9% reduction in other fees and commissions to €122 million from €140 million.
Gains or losses on financial assets and liabilities (net) — Exchange differences (net)
     Gains on financial assets and liabilities (net) decreased 1.5% to €1,744 million for the six months ended June 30, 2008 from €1,770 million for the six months ended June 30, 2007. Of the €1,744 million obtained in the six months ended June 30, 2008, €727 million was related to capital gains booked following the sale of the Group’s interest in Bradesco, a Brazilian bank, €125 million was generated by the Group’s sale of shares in the initial public offering of Visa, Inc. and €26 million was generated by the sale of the client portfolio of the Miami branch. The €1,770 million obtained in the six months ended June 30, 2007 included €847 million related to capital gains booked following the sale of the Group’s interest in Iberdrola.

Other operating income and other operating expense
     The breakdown of other operating income and expense for the six months ended June 30, 2008 and 2007, is as follows:

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentages)
Income on insurance and reinsurance contracts	1,453	1,243	16.9%
Financial income from non-financial services	228	369	(38.2)%
Rest of operating income	185	115	60.9%
Other operating income	1,866	1,727	8.0%
Expenses on insurance and reinsurance contracts	(1,403)	(1,216)	15.4%
Changes in inventories	(195)	(256)	(23.8)%
Rest of operating expenses	(298)	(209)	42.6%
Other operating expense	(1,896)	(1,681)	12.8%
     Other operating income was up 8.0% to €1,866 million for the six months ended June 30, 2008 from €1,727 million for the six months ended June 30, 2007 due mainly to an increase of 16.9% in income on insurance and reinsurance contracts which more than offset the 38.2% drop in financial income from non-financial services to €228 million for the six months ended June 30, 2008 from €369 million for the six months ended June 30, 2007 mainly due to the Group’s real estate business in Spain. Other operating expenses increased 12.8% to €1,896 million in the six months ended June 30, 2008 from €1,681 million in the six months ended June 30, 2007 due mainly to increased expenses on insurance and reinsurance contracts.
Gross margin
     As a result of the foregoing, gross margin increased 11.4% to €10,350 million for the six months ended June 30, 2008 from €9,292 million for the six months ended June 30, 2007.
Administration cost
     Staff Expenses
     The breakdown of staff expenses for the six months ended June 30, 2008 and 2007, is as follows:

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(millions of euros)		(in percentages)
Wages and salaries	1,796	1,557	15.4%
Social security costs	288	271	6.3%
Transfers to internal pension provisions	31	34	(8.8)%
Contributions to external pension funds	33	28	17.9%
Other personnel expenses	200	185	8.1%

Staff expenses	2,348	2,075	13.2%

     Staff expenses for the six months ended June 30, 2008 amounted to €2,348 million, a 13.2% increase from €2,075 million for the six months ended June 30, 2007, mainly due to a 15.4% increase in wages and salaries to €1,796 million for the six months ended June 30, 2008 from €1,557 million for the six months ended June 30, 2007, as a result of an increase in the average number of employees of the BBVA Group to 112,173 for the six months ended June 30, 2008 from 101,401 for the six months ended June 30, 2007.

     General and administrative expenses
     The breakdown of general and administrative expenses for the six months ended June 30, 2008 and for the six months ended June 30, 2007, is as follows:

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(millions of euros)		(in percentages)
Technology and systems	290	266	9.0%
Communications	125	112	11.6%
Advertising	135	112	20.5%
Property, fixtures and materials	294	243	21.0%
Taxes other than income tax	169	127	33.1%
Other expenses	460	618	(25.6)%

General and administrative expenses	1,473	1,478	(0.3)%

     Depreciation and amortization
     Depreciation and amortization increased 36.8% to €338 million in the six months ended June 30, 2008 from €247 million in the six months ended June 30, 2007 principally due to the depreciation of intangible assets at the Group’s banks in the United States (€80 million).
     Provision expense (net)
     Provision expense (net) jumped 252.9% to €605 million in the six months ended June 30, 2008 from €171 million in the six months ended June 30, 2007 principally due to a gross charge of €470 million related to the early retirement program in Spain and Portugal under the umbrella of the Group’s ongoing Transformation Plan.
     Impairment losses of financial assets (net)
     Impairment losses of financial assets (net), which includes loan loss provisions, increased by 33.7% to €1,164 million in the six months ended June 30, 2008 from €871 million in the six months ended June 30, 2007 due to an increase in generic provisions required in connection with the growth in the loan portfolio as of June 30, 2008 compared with June 30, 2007 and the incorporation of Compass in September 2007.
     Income from operating activity
     Principally as a result of the forgoing, income from operating activity for the six months ended June 30, 2008 was €4,422 million compared to €4,450 million for the six months ended June 30, 2007, a decrease of 0.6% despite the significant increase in net interest income.
     Gains (losses) in written of assets not classified as non-current held for sale
     Gains (losses) in written of assets not classified as non-current held for sale amounted to €21 million for the six months ended June 30, 2008, compared to €4 million for the six months ended June 30, 2007.
     Gains (losses) in non-current assets held for sale not classified as discontinued operations
     Gains (losses) in non-current assets held for sale not classified as discontinued operations amounted to €52 million in the six months ended June 30, 2008 compared to €249 million in the six months ended June 30, 2007,due to €235 million in capital gains from the sale of buildings in connection with the Group’s proposed new corporate headquarters for the six months ended June 30, 2007.
     Income before tax
     As a result of the foregoing, income before tax declined 4.5% to €4,490 million for the six months ended June 30, 2008 from €4,701 million for the six months ended June 30, 2007.
     Tax expense
     Tax expense for the six months ended June 30, 2008 came to €1,213 million compared to €1,177 million for the six months ended June 30, 2007, due in part to the reduction in the standard Spanish corporate rate from 32.5% in 2007 to 30% in 2008.
Consolidated income for the period
     Consolidated income for the period decreased 7.0% to €3,277 million for the six months ended June 30, 2008 from €3,524 million for the six months ended June 30, 2007. Of this figure, €169 million is attributable to minority interests, leaving income attributed to parent company of €3,108 million for the six months ended June 30, 2008, a decrease of 7.9% compared to income attributed to parent company of €3,374 million for the six months ended June 30, 2007.

Results of Operations by Business Areas for the six months ended June 30, 2008 compared to the six months ended June 30, 2007
     As discussed under “Presentation of Financial Information”, BBVA has in 2008 implemented a new organizational structure pursuant to which it operates in the following business areas: Spain and Portugal; Global Businesses (Wholesale Banking and Asset Management); Mexico; the United States; South America; and Corporate Activities. The financial information for our business areas as of and for the six-month period ended June 30, 2008 and for the six-month period ended June 30, 2007 presented in this report have been prepared on a uniform basis, consistent with our organizational structure in 2008 in order to provide a period-on-period comparison.
Spain and Portugal

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentage)
NET INTEREST INCOME	2,483	2,216	12.0%
GROSS MARGIN	3,540	3,262	8.5%
ADMINISTRATION COST	(1,234)	(1,217)	1.4%
PROVISION EXPENSE (NET)	5	—	n.m. (1)
IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(351)	(290)	21.0%
INCOME FROM OPERATING ACTIVITY	1,902	1,701	11.8%
OTHER OPERATING INCOME	3	13	(76.9)%
INCOME BEFORE TAX	1,905	1,714	11.1%
TAX EXPENSE (INCOME)	(569)	(557)	2.2%
CONSOLIDATED INCOME FOR THE PERIOD	1,336	1,157	15.5%
INCOME ATTRIBUTED TO MINORITY INTEREST	—	—	n.m. (1)
INCOME ATTRIBUTED TO PARENT COMPANY	1,336	1,157	15.5%

(1)	Not meaningful
     In Spain and Portugal, net interest income for the six months ended June 30, 2008 amounted to €2,483 million, a 12.0% increase from €2,216 million for the six months ended June 30, 2007 driven by higher levels of business activity, particularly loans and advances to customers denominated in non-euro currencies, and increases in customer spreads.
     Gross margin of this business area for the six months ended June 30, 2008 amounted to €3,540 million, an increase of 8.5% from €3,262 million for the six months ended June 30, 2007, mainly due to the increase in net interest income described above, which was offset in part by a 1% decrease in fee and commissions income (net).
     Administration cost for the six months ended June 30, 2008 amounted to €1,234 million, an increase of 1.4% compared to €1,217 million for the six months ended June 30, 2007. Growth in administration cost lagged inflation.
     Impairment losses of financial assets (net) of this business area for the six months ended June 30, 2008 increased 21.0% to €351 million from €290 million for the six months ended June 30, 2007. Net loan loss provisions were mainly generic in nature. Impairment losses associated with the early retirement program in Spain and Portugal discussed above have been allocated to the Corporate activities business area.
     Income from operating activity of this business area for the six months ended June 30, 2008 amounted to €1,902 million, an increase of 11.8% compared to €1,701 million for the six months ended June 30, 2007.
     As a result of the foregoing, income attributed to parent company from this business area for the six months ended June 30, 2008 was €1,336 million, an increase of 15.5% from €1,157 million for the six months ended June 30, 2007.

Global Businesses (Wholesale Banking and Asset Management)

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentage)
NET INTEREST INCOME	259	(68)	n.m. (1)
GROSS MARGIN	1,032	884	16.7%
ADMINISTRATION COST	(257)	(222)	15.8%
PROVISION EXPENSE (NET)	(3)	1	n.m. (1)
IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(78)	(63)	23.8%
INCOME FROM OPERATING ACTIVITY	690	597	15.6%
OTHER OPERATING INCOME	8	5	60.0%
INCOME BEFORE TAX	698	602	15.9%
TAX EXPENSE (INCOME)	(137)	(152)	(9.9)%
CONSOLIDATED INCOME FOR THE PERIOD	561	450	24.7%
INCOME ATTRIBUTED TO MINORITY INTEREST	(2)	(4)	(50.0)%
INCOME ATTRIBUTED TO PARENT COMPANY	559	446	25.3%

(1)	Not meaningful.
     Net interest income of this business area for the six months ended June 30, 2008 amounted to €259 million compared with net interest expense of €68 million for the six months ended June 30, 2007.
     We believe that gross margin is the figure that best represents this area’s results because of timing differences in recording market operations affecting net interest income and gains or losses on financial assets. For the six months ended June 30, 2008 gross margin amounted to €1,032 million, an increase of 16.7% compared to €884 million for the six months ended June 30, 2007, principally due to a 36.7% increase in net interest income in the Corporate and Investment Banking unit to €247 million in the six months ended June 30, 2008 from €181 million for the six months ended June 30, 2007, and earnings from the Group’s investment in Gamesa, which are included in share of profit or loss of entities accounted for using the equity method.
     Administration cost of this business area for the six months ended June 30, 2008 amounted to €257 million, an increase of 15.8% compared to €222 million for the six months ended June 30, 2007. Administration cost continued to grow in double digits though lagging growth in gross margin. Efficiency, as measured by the cost/income ratio, including depreciation, improved slightly to 25.3% for the six months ended June 30, 2008 from 25.6% for the six months ended June 30, 2007
     Impairment losses of financial assets (net) of this business area for the six months ended June 30, 2008 were €78 million, a 23.8% increase from €63 million for the six months ended June 30, 2007. The majority of loan-loss provisions consist of generic provisions linked to the increase in lending activity.
     Income from operating activity of this business area for the six months ended June 30, 2008 was €690 million, a 15.6% increase from €597 million for the six months ended June 30, 2007.
     As a result of the foregoing, income attributed to parent company from this business area for the six months ended June 30, 2008 was €559 million, a 25.3% increase from €446 million for the six months ended June 30, 2007.

Mexico
     As discussed above under “BBVA Group Results of Operations For the Six Months Ended June 30, 2008 Compared to the Six Months Ended June 30, 2007”, in 2008, the depreciation of certain currencies in which we operate relative to the euro (including the Mexican peso) negatively affected the results of operations of our foreign subsidiaries in euro terms.

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentage)
NET INTEREST INCOME	1,840	1,769	4.0%
GROSS MARGIN	2,721	2,564	6.1%
ADMINISTRATION COST	(846)	(866)	(2.3)%
PROVISION EXPENSE (NET)	(120)	(14)	757.1%
IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(448)	(420)	6.7%
INCOME FROM OPERATING ACTIVITY	1,266	1,216	4.1%
OTHER OPERATING INCOME	56	(3)	n.m. (1)
INCOME BEFORE TAX	1,322	1,213	9.0%
TAX EXPENSE (INCOME)	(372)	(330)	12.7%
CONSOLIDATED INCOME FOR THE PERIOD	950	883	7.6%
INCOME ATTRIBUTED TO MINORITY INTEREST	—	(1)	n.m. (1)
INCOME ATTRIBUTED TO PARENT COMPANY	950	882	7.7%

(1)	Not meaningful.
     Net interest income of this business area for the six months ended June 30, 2008 amounted to €1,840 million, a 4.0% increase from €1,769 million for the six months ended June 30, 2007 due to growth in the loan portfolio and very mild increases in customer spreads, which were offset in part by higher average peso/euro exchange rates during the six months ended June 30, 2008 than during the six months ended June 30, 2007.
     Gross margin of this business area for the six months ended June 30, 2008 amounted to €2,721 million, an increase of 6.1% from €2,564 million for the six months ended June 30, 2007 principally attributable to the increase in net interest income discussed above and gains or losses on financial assets and liabilities (net), offset in part by a decrease in net fee and commission income.
     Administration cost of this business area for the six months ended June 30, 2008 amounted to €846 million, a decrease of 2.3% compared to €866 million for the six months ended June 30, 2007.
     Impairment losses of financial assets (net) of this business area for the six months ended June 30, 2008 were €448 million, a 6.7% increase from €420 million for the six months ended June 30, 2007.
     Income from operating activity of this business area for the six months ended June 30, 2008 was €1,266 million, a 4.1% increase from €1,216 million for the six months ended June 30, 2007.
     As a result of the foregoing, income attributed to parent company from this business area for the six months ended June 30, 2008 was €950 million, an increase of 7.6% from €883 million for the six months ended June 30, 2007.

United States
     As discussed above under “BBVA Group Results of Operations For the Six Months Ended June 30, 2008 Compared to the Six Months Ended June 30, 2007”, in 2008, the depreciation of certain currencies in which we operate relative to the euro (including the U.S. dollar) negatively affected the results of operations of our foreign subsidiaries in euro terms. Additionally, the acquisition of Compass in September 2007 affected the results of operations of our United States business area.

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentage)
NET INTEREST INCOME	634	245	158.8%
GROSS MARGIN	998	345	189.3%
ADMINISTRATION COST	(518)	(195)	165.6%
PROVISION EXPENSE (NET)	6	1	n.m. (1)
IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(123)	(25)	392.0%
INCOME FROM OPERATING ACTIVITY	245	100	145.0%
OTHER OPERATING INCOME	(1)	2	(150.0)%
INCOME BEFORE TAX	244	102	139.2%
TAX EXPENSE (INCOME)	(80)	(35)	128.6%
CONSOLIDATED INCOME FOR THE PERIOD	164	67	144.8%
INCOME ATTRIBUTED TO MINORITY INTEREST	—	—	n.m. (1)
INCOME ATTRIBUTED TO PARENT COMPANY	164	67	144.8%

(1)	Not meaningful.
     Net interest income of this business area for the six months ended June 30, 2008 amounted to €634 million, a 158.8% increase from €245 million for the six months ended June 30, 2007 driven by higher levels of business activity, particularly loans and advances to customers, as a result of the acquisition of Compass, offset in part by higher average dollar/euro exchange rates during the six months ended June 30, 2008 than during the six months ended June 30, 2007.
     Gross margin of this business area for the six months ended June 30, 2008 amounted to €998 million, an increase of 189.3% from €345 million for the six months ended June 30, 2007.
     Administration cost of this business area for the six months ended June 30, 2008 amounted to €518 million, an increase of 165.6% compared to €195 million for the six months ended June 30, 2007.
     Impairment losses of financial assets (net) of this business area for the six months ended June 30, 2008 were €123 million, up from €25 million for the six months ended June 30, 2007 due to increasing loan loss provisions as a result of the acquisition of Compass.
     Income from operating activity of this business area for the six months ended June 30, 2008 was €245 million, a 145.0% increase from €100 million for the six months ended June 30, 2007.
     As a result of the foregoing, income attributed to parent company from this business area for the six months ended June 30, 2008 was €164 million, an increase of 144.8% from €67 million for the six months ended June 30, 2007.

South America
     As discussed above under “BBVA Group Results of Operations For the Six Months Ended June 30, 2008 Compared to the Six Months Ended June 30, 2007”, in 2008, the depreciation of certain currencies in which we operate relative to the euro negatively affected the results of operations of our foreign subsidiaries in euro terms.

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentage)
NET INTEREST INCOME	1,020	801	27.3%
GROSS MARGIN	1,502	1,292	16.3%
ADMINISTRATION COST	(622)	(568)	9.5%
PROVISION EXPENSE (NET)	6	(20)	n.m. (1)
IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(144)	(70)	105.7%
INCOME FROM OPERATING ACTIVITY	693	591	17.3%
OTHER OPERATING INCOME	2	6	(66.7)%
INCOME BEFORE TAX	695	597	16.4%
TAX EXPENSE (INCOME)	(169)	(123)	37.4%
CONSOLIDATED INCOME FOR THE PERIOD	526	474	11.0%
INCOME ATTRIBUTED TO MINORITY INTEREST	(175)	(148)	18.2%
INCOME ATTRIBUTED TO PARENT COMPANY	351	326	7.7%

(1)	Not meaningful.
     In South America, domestic demand has remained relatively buoyant despite the global credit crisis. Net interest income of this business area for the six months ended June 30, 2008 amounted to €1,020 million, a 27.3% increase from €801 million for the six months ended June 30, 2007 due to widening levels of customer spreads in most countries and growth in the loan portfolio, particularly loans to customers.
     Gross margin of this business area for the six months ended June 30, 2008 amounted to €1,502 million, an increase of 16.3% from €1,292 million for the six months ended June 30, 2007, mainly due to the increase in net interest income described above, offset in part by a decrease of 5.4% in gains on financial assets and liabilities (net).
     Administration cost of this business area for the six months ended June 30, 2008 amounted to €622 million, up from €568 million for the six months ended June 30, 2007. The widespread uptick in inflation across the region and the intensification of sales and marketing activity at this business unit drove administration cost 9.5% higher during the six months ended June 30, 2008, which was less than the growth in net interest income.
     Impairment losses of financial assets (net) of this business area for the six months ended June 30, 2008 were €144 million, an increase of 105.7% from €70 million for the six months ended June 30, 2007 mainly due to increases in generic provisions as a result of growth in the loan portfolio.
     Income from operating activity of this business area for the six months ended June 30, 2008 was €693 million, a 17.3% increase from €591 million for the six months ended June 30, 2007.
     As a result of the foregoing, income attributed to parent company from this business area for the six months ended June 30, 2008 was €351 million, an increase of 7.7% from €326 million for the six months ended June 30, 2007.

Corporate Activities

	Six months ended June 30,		Change
	2008	2007	2008/2007
	(in millions of euros)		(in percentage)
NET INTEREST INCOME	(530)	(309)	71.5%
GROSS MARGIN	556	945	(41.2)%
ADMINISTRATION COST	(344)	(485)	(29.1)%
PROVISION EXPENSE (NET)	(499)	(139)	259.0%
IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(20)	(3)	n.m. (1)
INCOME FROM OPERATING ACTIVITY	(374)	245	(252.6)%
OTHER INCOME	—	228	n.m. (1)
INCOME BEFORE TAX	(374)	473	(179.1)%
TAX EXPENSE (INCOME)	114	20	470.0%
CONSOLIDATED INCOME FOR THE PERIOD	(260)	493	(152.7)%
INCOME ATTRIBUTED TO MINORITY INTEREST	8	3	166.7%
INCOME ATTRIBUTED TO PARENT COMPANY	(252)	496	(150.8)%

(1)	Not meaningful.
     This area includes the results of two units: Financial Planning and Holdings in Industrial & Financial Companies. It also books the costs from central units with strictly corporate functions and makes allocations to corporate and miscellaneous provisions, such as for early retirement. In 2008 the International Private Banking unit was incorporated into the area. This includes the Miami branch business, which was divested in April 2008.
     Net interest losses of this business area for the six months ended June 30, 2008 amounted to €530 million, a 71.5% increase from net interest losses of €309 million for the six months ended June 30, 2007 due to financing costs associated with the Compass acquisition and increases in the cost of wholesale funding.
     Gross margin of this business area for the six months ended June 30, 2008 amounted to €556 million, a decrease of 41.2% from €945 million for the six months ended June 30, 2007 due to the deterioration in the conditions of financial markets. This line item includes the sale of the Group’s stake in Bradesco during the six months ended June 30, 2008, amounting to gross capital gains of €727 million, and the sale of the Group’s stake in Iberdrola during the six months ended June 30, 2007, amounting to gross capital gains of €847 million.
     Administration cost of this business area for the six months ended June 30, 2008 amounted to €344 million, a decrease of 29.1% compared to €485 million for the six months ended June 30, 2007. This line item included for the six months ended June 30, 2007 the endowment of the Fundación BBVA in an amount of €200 million.
     Provision expense (net) for the six months ended June 30, 2008 amounted to €499 million, an increase of 259.0% compared to €139 million for the six months ended June 30, 2007 mainly due to the charge of €470 million for non-recurring early retirements in Spain and Portugal under the umbrella of the Transformation Plan.
     Impairment losses of financial assets (net) of this business area for the six months ended June 30, 2008 were €20 million compared with €3 million for the six months ended June 30, 2007.
     Income from operating activity of this business area for the six months ended June 30, 2008 was an expense of €374 million from income of €245 million for the six months ended June 30, 2007.
     Other operating income of this business area for the six months ended June 30, 2007 included €228 million in capital gains from the sale of buildings in connection with the proposed new corporate headquarters.
     Income attributed to parent company from this business area for the six months ended June 30, 2008 came to negative €252 million compared to profit of €496 million in the same period a year earlier.
Material Differences between U.S. GAAP and EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
     Our interim consolidated financial statements have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in CNMV Circular 1/2008, which differ in certain respects from U.S. GAAP. The tables included in Exhibit I to our interim consolidated financial statements illustrate the effect that application of U.S. GAAP would have on net income for the period and stockholders’ equity as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

Reconciliation to U.S. GAAP
     As of June 30, 2008, December 31, 2007 and June 30, 2007, stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (total equity under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) was €25,094 million, €27,063 million and €23,705 million, respectively.
     As of June 30, 2008, December 31, 2007 and June 30, 2007, stockholders’ equity under U.S. GAAP was €32,994 million, €35,384 million and €31,377 million, respectively.
     The increase in stockholders’ equity under U.S. GAAP as of June 30, 2008, December 31, 2007 and June 30, 2007 as compared to stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004).
     For the six months ended June 30, 2008, December 31, 2007 and June 30, 2007, income attributed to parent company under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €3,108 million, €6,126 million and €3,374 million, respectively.
     For the six months ended June 30, 2008, the year ended December 31, 2007 and the six months ended June 30, 2007, net income under U.S. GAAP was €2,770 million, €5,409 million and €3,004 million, respectively.
     The differences in net income for the six months ended June 30, 2008 under U.S. GAAP as compared with income attributed to parent company for the six months ended June 30, 2008 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the reconciliation items “loans adjustments” and “accounting of goodwill.”
     See Exhibit I: U.S. GAAP Reconciliation for a quantitative reconciliation of net income and stockholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.
Liquidity and Capital Resources
     Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain, mostly short-term and at market interest rates, which is a common practice in Spain.
     The following table shows the balances as of June 30, 2008 and December 31, 2007 of our principal sources of funds:

	As of June 30,	As of December 31,
	2008	2007
	(in millions of euros)
Customer deposits	229,721	216,479
Due to credit entities	75,029	88,098
Debt securities in issue	115,631	118,388
Other financial liabilities	8,049	6,239

Total	428,430	429,204

Customer deposits
     Our total customer funds (customer deposits, excluding assets sold under repurchase agreements) amounted to €215 billion as of June 30, 2008, an increase of 7.92% from €199 billion as of December 31, 2007. Including assets sold under repurchase agreements, customer funds amounted to €230 billion as of June 30, 2008, an increase of 6.12% from €216 billion as of December 31, 2007. Customer funds increased principally due to an increase in fixed-term deposits.
Due to credit entities
     Amounts due to credit entities decreased to €75 billion as of June 30, 2008, a decrease of 14.8% from €88 billion as of December 31, 2007

Capital Markets
     We have increased debt issuances in the domestic and international capital markets in order to finance our activities and as of June 30, 2008, we had €100.2 billion of senior debt outstanding, comprising €84.5 billion in bonds and debentures and €15.7 billion in promissory notes and other securities, compared to €102.7 billion, €97.0 billion and €5.8 billion outstanding as of December 31, 2007, respectively. See Note 21.4 to the interim consolidated financial statements. A total of €10.8 billion in subordinated debt and €4.5 billion in preferred stock issued or guaranteed by Banco Bilbao Vizcaya Argentaria S.A. was outstanding as of June 30, 2008, compared to €10.8 billion and €4.6 billion outstanding as of December 31, 2007, respectively. See Note 21.4 to the interim consolidated financial statements.
     The average maturity of our outstanding debt as of June 30, 2008 was the following:

Senior debt	4.6 years
Subordinated debt (excluding preferred stock)	8.7 years
     The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of June 30, 2008, our credit ratings were as follows:

	Outlooks	Short Term	Long Term	Financial Strength
Moody’s	Stable	P-1	Aa1	B
Fitch—IBCA	Positive	F-1 +	AA-	A/B
Standard & Poor’s	Stable	A-1 +	AA	—
Generation of Cash Flow
     We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe and Latin America. Other than in Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, limits the effect of any restrictions that could be adopted in any given country.
     We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
Off-Balance Sheet Arrangements
     In addition to loans, we had outstanding the following contingent liabilities and commitments as of the dates indicated:

	As of June 30,	As of December
	2008	31, 2007
	(in millions of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	80	58
Guarantees and other sureties	68,808	56,983
Other contingent liabilities	8,775	8,804

Total contingent liabilities	77,663	65,845

Commitments:
Balances drawable by third parties:
Credit entities	2,264	2,619
Public authorities	3,930	4,419
Other domestic customers	39,801	42,448
Foreign customers	52,500	51,958

Total balances drawable by third parties	98,495	101,444
Other commitments	6,771	5,496

Total commitments	105,266	106,940

Total contingent liabilities and commitments	182,929	172,785

     In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of June 30, 2008 and December 31, 2007:

	As of June 30,	As of December 31,
	2008	2007
	(in millions of euros)
Mutual funds	50,690	63,487
Pension funds	50,703	59,143
Saving on insurance contracts	10,562	10,437
Other managed assets	27,967	31,936

Total	139,922	165,003

     As of June 30, 2008 off-balance sheet funds amounted to €139,922 million, a decrease of 15.3% from December 31, 2007. This drop reflects a 20.2% decrease in assets in mutual funds to €50,690 million at June 30, 2008 compared to December 31, 2007, affected by declines in major stock indices and changes in investor preferences to time deposits and other investments with less risk to the detriment of investment funds.
     See Note 36 to the interim consolidated financial statements for additional information with respect to our off-balance sheet arrangements.
MAJOR SHAREHOLDERS
     As of June 30, 2008, Mr. Manuel Jove Capellán held an ownership interest of 5.01% of the capital stock of BBVA through the companies: IAGA Gestión de Inversiones, S.L., Bourdet Inversiones, SICAV, S.A. and Doniños de Inversiones, SICAV, S.A. To our knowledge, no other person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of June 30, 2008, there were 886,407 registered holders of BBVA’s shares, with a total of 860,208,410 shares held by 173 shareholders with registered addresses in the United States. Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. BBVA’s directors and executive officers did not own any ADRs as of June 30, 2008.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2008
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
CONTENTS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets		3
Consolidated income statements		6
Consolidated statements of changes in total equity		7
Consolidated cash flow statements		9

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1.	Introduction, basis of presentation of the interim consolidated financial statements and other information	10
2.	Basis of consolidation, accounting policies and measurement bases applied and IFRS recent pronouncements	11
3.	Banco Bilbao Vizcaya Argentaria Group	29
4.	Dividends	38
5.	Earnings per share	39
6.	Basis and methodology information for segment reporting	39
7.	Risk exposure	42
8.	Cash and balances with central banks	50
9.	Financial assets and liabilities held for trading	50
10.	Other financial assets at fair value through profit or loss	53
11.	Available-for-sale financial assets	54
12.	Loans and receivables	55
13.	Held-to-maturity investments	59
14.	Hedging derivatives (receivable and payable)	59
15.	Non-current assets held for sale and liabilities associated with non-current assets held for sale	61
16.	Investments	62
17.	Reinsurance assets	63
18.	Tangible assets	64
19.	Intangible assets	65
20.	Rest of assets and liabilities	66
21.	Financial liabilities at amortised cost	66
22.	Liabilities under insurance contracts	74
23.	Provisions	74
24.	Commitments with personnel	74
25.	Minority interests	79
26.	Capital stock	79
27.	Share premium	80
28.	Reserves	81

29.	Treasury shares	82
30.	Tax matters	83
31.	Fair value of assets and liabilities	85
32.	Financial guarantees and drawable by third parties	85
33.	Assets assigned to other own and third-party obligations	86
34.	Other contingent assets	86
35.	Purchase and sale commitments	86
36.	Transactions for the account of third parties	87
37.	Interest income and expense and similar items	87
38.	Income from equity instruments	90
39.	Share of profit or loss of entities accounted for using the equity method	90
40.	Fee and commission income	90
41.	Fee and commission expenses	90
42.	Gains/losses on financial assets and liabilities	91
43.	Other operating income and expenses	91
44.	Administration cost	91
45.	Impairment losses of other assets (net)	93
46.	Gains (losses) in written of assets not classified as non-current assets held for sale	94
47.	Gains and losses in non-current assets held for sale not classified as discontinued operations	94
48.	Accountants fees and services	94
49.	Related party transactions	94
50.	Remuneration of the Bank’s directors and senior management	96
51.	Detail of the Director’s holdings in companies with similar business activities	99
52.	Other information	99
53.	Subsequent events	100

APPENDIX
I.	Additional information on consolidated subsidiaries composing the BBVA Group	101
II.	Additional information on jointly controlled companies proportionately consolidated in the BBVA Group	110
III.	Additional information on investments and jointly controlled companies accounted for using the equity method in the BBVA Group	111
IV.	Changes and notification of investments in the BBVA Group for the six months ended June 30, 2008	113
V.	Subsidiaries fully consolidated with more than 5% owned by non-Group shareholders	115
VI.	Reconciliation of the interim consolidated financial statements of the first semester of 2007 or of the year 2007 elaborated in accordance with the models of Circular 1/2008 of the Spanish National Securities Market Commission (CNMV) with respect to those elaborated in accordance with Bank of Spain Circular 4/2004	116
VII.	Detail of the most significant issuances, repurchases or refunds of debt instruments issued by the bank or entities of the Group for the six months ended June 30, 2008.	111

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2008 AND DECEMBER 31, 2007 (Notes 1 to 5)

	Millions of euros
	June-08	December-07 (*)

ASSET
CASH AND BALANCES WITH CENTRAL BANKS (Note 8)	12,393	22,581

FINANCIAL ASSETS HELD FOR TRADING (Note 9)	58,862	62,336

Loans and advances to credit institutions	—	—

Loans and advances to other debtors	—	—

Debt instruments	31,469	38,392

Equity instruments	7,053	9,180

Derivatives held for traiding	20,340	14,764

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 10)	1,108	1,167

Loans and advances to credit institutions	—	—

Loans and advances to other debtors	—	—

Debt instruments	475	421

Equity instruments	633	746

AVAILABLE-FOR-SALE FINANCIAL ASSETS (Note 11)	46,199	48,432

Debt instruments	36,837	37,336

Equity instruments	9,362	11,096

LOANS AND RECEIVABLES (Note 12)	356,788	338,243

Loans and advances to credit institutions	30,585	25,768

Loans and advances to other debtors	325,931	312,415

Debt instruments	272	60

HELD-TO-MATURITY INVESTMENTS (Note 13)	5,402	5,584

FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGE OF INTEREST RATE RISK	—	—

DERIVATIVES - HEDGE ACCOUNTING (Note 14)	1,434	1,050

NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE (Note 15)	394	240

INVESTMENTS (Note 16)	1,262	1,542

Associates	735	846

Jointly controlled entities	527	696

INSURANCE CONTRACTS LINKED TO PENSIONS	—	—

REINSURANCE ASSETS (Note 17)	48	43

TANGIBLE ASSETS (Note 18)	5,149	5,238

Tangible fixed assets	5,081	5,156

For own use	4,393	4,437

Other assets leased out under an operating lease	688	719

Investment property	68	82

INTANGIBLE ASSETS (Note 19)	7,711	8,244

Goodwill	7,005	7,436

Other intangible assets	706	808

TAX ASSETS (Note 30)	5,834	5,207

Current	980	682

Deferred	4,854	4,525

OTHER ASSETS (Note 20)	2,406	2,297

Inventories	528	457

Other	1,878	1,840

TOTAL ASSETS	504,990	502,204

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 53 and Appendices I to VII are an integral part of the consolidated balance sheet as of June 30, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2008 AND DECEMBER 31, 2007 (Notes 1 to 5)

	Millions of euros
	June-08	December-07 (*)

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING (Note 9)	23,495	19,273

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Derivatives held for traiding	21,266	17,540

Short positions	2,229	1,733

Other financial liabilities	—	—

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 10)	366	449

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	366	449

Debt certificates	—	—

Subordinated liabilities	—	—

Other financial liabilities	—	—

FINANCIAL LIABILITIES MEASURED AT AMORTISED COST (Note 21)	428,429	429,204

Deposits from central banks	16,901	27,326

Deposits from credit institutions	58,128	60,772

Deposits from other creditors	229,721	216,479

Debt certificates	100,215	102,726

Subordinated liabilities	15,415	15,662

Other financial liabilities	8,049	6,239

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—

DERIVATIVES - HEDGE ACCOUNTING (Note 14)	3,291	1,807

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE (Note 15)	—	—

LIABILITIES UNDER INSURANCE CONTRACTS (Note 22)	10,187	9,997

PROVISIONS (Note 23)	8,611	8,342

Provisions for pensions and similar obligations	6,162	5,967

Provisions for taxes	281	225

Provisions for contingent exposures and commitments	487	546

Other provisions	1,681	1,604

TAX LIABILITIES (Note 30)	2,365	2,817

Current	746	582

Deferred	1,619	2,235

OTHER LIABILITIES (Note 20)	2,276	2,372

TOTAL LIABILITIES	479,020	474,261

(*)	Presented for comparison purposes only.

	Millions of euros
	June-08	December-07 (*)

LIABILITIES AND EQUITY
STOCKHOLDER’S EQUITY	25,850	24,811

Capital (Note 26)	1,837	1,837

Registered	1,837	1,837

Uncalled (-)	—	—

Share premium (Note 27)	12,770	12,770

Reserves (Note 28)	9,340	6,060

Other equity instruments	87	68

Less: Treasury shares (Note 29)	(672)	(389)

Income attributed to the parent company	3,108	6,126

Less: Dividends and remuneration	(620)	(1,661)

VALUATION ADJUSTMENTS	(756)	2,252

Available-for-sale financial assets (Note 11)	1,362	3,546

Cash flow hedges	(198)	(50)

Hedges of net investments in foreign operations	463	297

Exchange differences	(2,429)	(1,588)

Non-current assets held for sale	—	—

Entities accounted for using the equity method	46	47

Other valuation adjustments	—	—

TOTAL EQUITY ATTRIBUTED TO THE PARENT COMPANY	25,094	27,063

MINORITY INTEREST (Note 25)	876	880

Valuation adjustments	(172)	(118)

Rest	1,048	998

TOTAL EQUITY	25,970	27,943

TOTAL LIABILITIES AND EQUITY	504,990	502,204

	Millions of euros
	June-08	December-07 (*)

PRO-MEMORIA
CONTINGENT EXPOSURES (Note 32)	77,663	65,845

CONTINGENT COMMITMENTS (Note 32)	105,266	106,940

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 53 and Appendices I to VII are an integral part of the consolidated balance sheet as of June 30, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
UNAUDITED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2008
AND 2007 (Notes 1 to 5)

	Millions of euros
	June-	June-07
	08	(*)

INTEREST INCOME (Note 37)	14,756	11,869

INTEREST EXPENSE (Note 37)	(9,050)	(7,215)

NET INTEREST INCOME	5,706	4,654

DIVIDEND INCOME (Note 38)	241	198

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (Note 39)	173	103

FEE AND COMMISSION INCOME (Note 40)	2,777	2,720

FEE AND COMMISSION EXPENSES (Note 41)	(429)	(438)

GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET) (Note 42)	1,744	1,770

EXCHANGE DIFFERENCES (NET)	168	239

OTHER OPERATING INCOME (Note 43)	1,866	1,727

Income on insurance and reinsurance contracts	1,453	1,243

Financial income from non-financial services	228	369

Rest of operating income	185	115

OTHER OPERATING EXPENSES (Note 43)	(1,896)	(1,681)

Expenses on insurance and reinsurance contracts	(1,403)	(1,217)

Changes in inventories	(195)	(255)

Rest of operating expenses	(298)	(209)

GROSS MARGIN	10,350	9,292

ADMINISTRATION COST (Note 44)	(3,821)	(3,553)

Staff expenses	(2,348)	(2,075)

General and administrative expenses	(1,473)	(1,478)

DEPRECIATION AND AMORTISATION	(338)	(247)

PROVISION EXPENSE (NET)	(605)	(171)

IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(1,164)	(871)

Loans and receivables (Note 12)	(1,141)	(865)

Other financial instruments not valued at fair value through profit and loss	(23)	(6)

INCOME FROM OPERATING ACTIVITY	4,422	4,450

IMPAIRMENT LOSSES OF OTHER ASSETS (NET) (Note 45)	(5)	(1)

Goodwill and other intangible assets	—	—

Other assets	(5)	(1)

GAINS (LOSSES) IN WRITTEN OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE (Note 46)	21	4

NEGATIVE GOODWILL	—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS (Note 47)	52	248

INCOME BEFORE TAX	4,490	4,701

TAX EXPENSE (INCOME) (Note 30)	(1,213)	(1,177)

INCOME FROM CONTINUED OPERATIONS (NET)	3,277	3,524

INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—

CONSOLIDATED INCOME FOR THE PERIOD	3,277	3,524

INCOME ATTRIBUTED TO PARENT COMPANY	3,108	3,374

INCOME ATTRIBUTED TO MINORITY INTEREST (Note 25)	169	150

	June-	June-07
	08	(*)

EARNINGS PER SHARE (Note 5)
Basic	0,84	0,95

Diluted	0,84	0,95

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 53 and Appendices I to VII are an integral part of the consolidated income statement for the six months period ended June 30, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
UNAUDITED CONSOLIDATED CHANGES IN TOTAL EQUITY STATEMENTS FOR THE SIX MONTHS PERIODS
ENDED JUNE 30, 2008 AND JUNE 30, 2007 (*)
(Notes 1 to 5)

	Millions of euros
	Total equity attributed to the parent company
	Stockholder’s equity
		Share
		premium
		and
		Reserves		Less:	Income		Minority
	Share	(Notes	Other	Treasury	atributed		interest
	capital	27 and	equity	shares	to parent	Valuation	(Note	Total
	(Note 26)	28)	instruments	(Note 29)	company	adjustments	25)	equity

Balance at January 1, 2008	1,837	17,169	68	(389)	6,126	2,252	880	27,943
Effects of changes in accounting policies	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	17,169	68	(389)	6,126	2,252	880	27,943
Total income/expense recognized	—	—	—	—	3,108	(3,008)	115	215
Other changes in equity	—	4,321	19	(283)	(6,126)	—	(119)	(2,188)
Increased of capital	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial instruments	—	—	—	—	—	—	—	—
Dividend distribution	—	1,041	—	—	(2,663)	—	(114)	(1,736)
Transactions including treasury shares and other equity instruments (net)	—	(129)	19	(283)	—	—	—	(393)
Transfers between total equity entries	—	3,463	—	—	(3,463)	—	—	—
Increase/Reduction in business combinations	—	(8)	—	—	—	—	(3)	(11)
Payments with equity instruments	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	(46)	—	—	—	—	(2)	(48)

Balance at June 30, 2008	1,837	21,490	87	(672)	3,108	(756)	876	25,970

	Millions of euros
	Total equity attributed to the parent company
	Stockholder’s equity
		Share
		premium
		and
		Reserves		Less:	Income		Minority
	Share	(Notes	Other	Treasury	atributed		interest
	capital	27 and	equity	shares	to parent	Valuation	(Note	Total
	(Note 26)	28)	instruments	(Note 29)	company	adjustments	25)	equity

Balance at January 1, 2007	1,740	11,845	35	(147)	4,736	3,341	768	22,318
Effects of changes in accounting policies	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—
Adjusted initial balance	1,740	11,845	35	(147)	4,736	3,341	768	22,318
Total income/expense recognized	—	(539)	—	—	3,374	(509)	133	2,459
Other changes in equity	—	3,306	15	(92)	(4,736)	—	(104)	(1,611)
Increased of capital	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial instruments	—	—	—	—	—	—	—	—
Dividend distribution	—	824	0	0	(2,210)	0	(91)	(938)
Transactions including treasury shares and other equity instruments (net)	—	(3)	15	(92)	—	—	—	(80)
Transfers between total equity entries	—	2,526	—	—	(2,526)	—	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	1	1
Payments with equity instruments	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	(41)	—	—	—	—	(14)	(55)

Balance at June 30, 2007	1,740	15,151	50	(239)	3,374	2,832	797	23,705

(*)  Information for the six month period ended June 30, 2007 is preserved for comparison purposes only. The accompanying Notes 1 to 53 and Appendices I to VII are an integral part of the consolidated changes in equity for the six month period ended June 30, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY (Continuation)

	Millions of euros
	June-08	June-07 (*)

CONSOLIDATED INCOME FOR THE YEAR	3,277	3,524

OTHER RECOGNIZED INCOME/EXPENSES	(3,062)	(599)

Available-for-sale financial assets	(3,117)	(549)

Revaluation gains/losses	(1,723)	697

Amounts removed to income statement	(1,394)	(1,246)

Other Reclasifications	—	—

Cash flow hedges	(211)	(53)

Revaluation gains/losses	(211)	(53)

Amounts removed to income statement	—	—

Amounts removed to the initial carrying amount of the hedged items	—	—

Other Reclasifications	—	—

Hedges of net investment in foreign operations	166	49

Revaluation gains/losses	166	49

Amounts removed to income statement	—	—

Other Reclasifications	—	—

Exchange differences	(899)	(210)

Translation gains/losses	(899)	(210)

Amounts removed to income statement	—	—

Other Reclasifications	—	—

Non-current assets held for sale	—	—

Revaluation gains	—	—

Amounts removed to income statement	—	—

Other Reclasifications	—	—

Actuarial gains and losses in post-employment plans	—	—

Entities accounted for using the equity method	—	41

Translation gains/losses	—	41

Amounts removed to income statement	—	—

Other Reclasifications	—	—

Rest of recognized income and expenses	—	—

Income tax	966	122

TOTAL RECOGNIZED INCOME/EXPENSES	215	2,925

Attributed to the parent company	100	2,791

Attributed to minority interest	115	133

(*)	Presented for comparison purposes only
The accompanying Notes 1 to 53 and Appendices I to VII are an integral part of the consolidated statement of changes in equity for the six months period ended June 30, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX MONTHS PERIODS ENDED JUNE 30,
2008 AND DECEMBER 31, 2007 (Notes 1 to 5)

	Millions of euros
	June-08	June-07 (*)

CASH FLOW FROM OPERATING ACTIVITIES (1)	(7,561)	6,158

Consolidated net profit or loss for the year	3,277	3,524

Adjustments to obtain the cash flow from operating activities:	2,947	1,289

Amortization	338	247

Other adjustments	2,609	1,042

Net increase/decrease in operating assets	(19,097)	(50,237)

Financial assets held for trading	3,497	(7,359)

Other financial assets at fair value through profit or loss	116	72

Available-for-sale financial assets	(2,191)	1,707

Loans and receivables	(19,191)	(44,074)

Other operating assets	(1,328)	(583)

Net increase/decrease in operating liabilities	4,100	50,405

Financial liabilities held for trading	4,222	2,996

Other financial liabilities at fair value through profit or loss	(83)	(66)

Financial liabilities measured at amortised cost	396	45,848

Other operating liabilities	(435)	1,627

Collection/Payments for income tax	1,213	1,177

CASH FLOWS FROM INVESTING ACTIVITIES (2)	198	(994)

Payments	(182)	(1,472)

Tangible assets	—	(687)

Intangible assets	—	(4)

Investments	(52)	(781)

Subsidiaries and other business units	—	—

Non-current assets held for sale and associated liabilities	(130)	—

Held-to-maturity investments	—	—

Other payments related to investing activities	—	—

Collection/Payments for income tax	380	478

Tangible assets	42	213

Intangible assets	101	—

Investments	56	65

Subsidiaries and other business units	—	—

Non-current assets held for sale and associated liabilities	—	—

Held-to-maturity investments	181	200

Other payments related to investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(1,925)	(275)

Payments	(9,601)	(7,715)

Dividends	(1,553)	(1,387)

Subordinated liabilities	(107)	—

Redemption of own equity instrument	—	—

Adquisition of own equity instrument	(7,809)	(6,167)

Other cash proceeds relate to financing activities	(132)	(161)

Collection	7,676	7,440

Subordinated liabilities	—	1,445

Issuance of own equity instruments	—	—

Disposal of own equity instruments	7,527	5,995

Other cash proceeds relate to financing activities	149	—

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(888)	(148)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(10,176)	4,741

Cash or cash equivalents at beginning of year	22,561	12,496

Cash or cash equivalents at end of year	12,385	17,237

	Millions of euros
	June-08	June-07 (*)

COMPONENTS OF CASH AND EQUIVALENT AT END OF PERIOD
Cash	2,723	2,126

Balance of cash equivalent in central banks	9,662	15,111

Other financial assets	—	—

Less:bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF PERIOD	12,385	17,237

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 53 and Appendices I to VII are an integral part of the consolidated cash flow statement for the six months period ended June 30, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE
BANCO BILBAO VIZCAYA ARGENTARIA GROUP
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS
ENDED JUNE 30, 2008
1. INTRODUCTION, BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION
1.1. INTRODUCTION
Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank carries out its business through branches and offices located throughout Spain and abroad.
The bylaws and other public information on the Bank can be consulted both at its registered office (Plaza San Nicolás, 4, Bilbao) and on its official website, www.bbva.com.
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries, jointly controlled entities and associates that engage in various business activities and which compose, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group (“the Group” or “BBVA Group”). Therefore, the Bank is obliged to prepare, in addition to its own financial statements, those of the Group.
As of June 30, 2008 the Group was composed of 365 entities that were fully consolidated, 6 were consolidated by the proportionate method and 70 entities accounted for using the equity method (Notes 3 and 16 and appendix I to III of the present consolidated financial statements).
The Group’s consolidated financial statements as of December 31, 2007 were approved by the shareholders at the Bank’s Annual General Meeting on March 14, 2008.
1.2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRSs”).
In order to adapt the accounting regime for Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats.
In addition, the Spanish National Securities Market Commission (“CNMV”), with the objective of adapting the financial information disclosure models to the new regulations on the harmonization on transparency requirements, has issued Circular 1/2008 of January 30, 2008 on periodical information for issuers of shares listed in regulated markets.
The BBVA Group’s interim consolidated financial statements for the six months from January, 1, 2008 to June 30, 2008 were prepared by the Bank’s directors (at the Board Meeting on July 24, 2008) in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 and the financial statements models established in CNMV Circular 1/2008 so that they present a true and fair view of the Group’s equity and financial position at June, 30, 2008, and the results of its operations, the consolidated changes in equity and changes in the consolidated cash flows for the six months ended June 30, 2008. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).
All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.
Due to the fact that the numerical information contained in the interim consolidated financial statements is expressed in million of euros, except in certain cases where it is necessary to express data to a lower unit, certain captions that do not present any balance in the interim consolidated financial statements may present a positive or negative balance in euros. In addition, information regarding period-on-period changes is calculated based on the actual numbers before rounding.
1.3. COMPARATIVE INFORMATION
The interim consolidated financial statements for the six months ended June 30, 2008 are the first to be prepared under the financial statements models established in CNMV Circular 1/2008, modifying the presentation format for the interim financial statements, and the accompanying notes, with respect to the format stipulated in Bank of Spain Circular 4/2004, the format that was used to prepare the consolidated financial statements for the year ended December 31, 2007.

The information contained in the interim consolidated financial statements and the accompanying notes for the year ended December 31, 2007 and the six months ended June 30, 2007 are presented on a homogeneous basis solely for comparison purposes with respect to the information relating to the six months ended June 30, 2008 and therefore neither do they constitute the consolidated financial statements or interim consolidated financial statements for the aforementioned periods of the year 2007.
Appendix VI includes the reconciliation of the financial statements prepared in accordance with the CNMV Circular 1/2008 models and the financial statements prepared in accordance with Bank of Spain Circular 4/2004 for the six months ended June 30, 2008.
1.4. RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE
The information in these BBVA Group interim consolidated financial statements is the responsibility of the Group’s directors. In preparing these consolidated financial statements estimates were occasionally made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:
1.	The impairment losses on certain financial assets (Notes 11, 12, 13 and 16).

2.	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 24).

3.	The useful life of tangible and intangible assets (Notes 18 and 19).

4.	The measurement of goodwill arising on consolidation (Notes 16 and 19).

5.	The fair value of certain unlisted assets (Note 7, 9, 10, 11 and 14).
Although these estimates were made on the basis of the best information available as of June 30, 2008 on the events analysed, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.
1.5. MINIMUM EQUITY REQUIRED
Law 36/2007 of November 16, 2007 and Bank of Spain Circular 3/2008, issued in order to adapt to the Basel Committee on Banking Supervision (known as BASEL II) Accord, regulate the minimum capital requirements for Spanish credit institutions — both as individual entities and as consolidated groups — and the manner in which these capital requirements are to be calculated.
As of December 31, 2007, the minimum equity required was regulated by bank of Spain Circular 5/1993, repealed afterwards by Circular 3/2008.
As of June 2008 and December, 31, 2007 the Group’s qualifying capital exceeded the minimum required under the legislation in effect at each time.
1.6. INCOME AND EXPENSE SEASONALITY
The nature of the most significant activities and transactions carried out by the Group, essentially the traditional activities carried out by financial institutions, are not materially affected by seasonal or cyclical factors.
2. BASIS OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED AND IFRS RECENT PRONOUNCEMENTS
2.1 BASIS OF CONSOLIDATION
The accounting policies and measurement bases used in preparing the Group’s interim consolidated financial statements as of June 30, 2008 may differ from those used by certain Group companies. For this reason, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004.
The results of subsidiaries acquired during the period are included in the consolidated income statement from the date of acquisition to period-end, similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

a) METHODS OF CONSOLIDATION
Full consolidation method
In the “full consolidation method”, the assets and liabilities of the Group entities are, after prior reconciliation, included line by line in the consolidated balance sheet and, subsequently, intragroup debit and credit balances are eliminated.
The income and expenses in the income statement of the Group entities are included in the consolidated income statement. Previously, the income and expenses relating to intragroup transactions and the gain or loss generated by such transactions have been eliminated.
Proportionate consolidation method
Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities.
The assets and liabilities assigned by the Group to jointly controlled operations and the Group’s share of the jointly controlled assets are recognized in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognized in the consolidated income statement on the basis of their nature.
Equity method
Under the equity method, the interest ownerships are recorded at the date of acquisition value and then by the fraction of its equity representing the Group’s holding, once considered the dividends earned and other eliminations.
b) CONSOLIDABLE ENTITIES
subsidiaries
“Subsidiaries” are defined as entities over which the Group has the capacity to exercise control.
Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists when the parent owns half or less of the voting power of an entity when there is:
I.	power over more than half of the voting rights by virtue of an agreement with other investors;

II.	power to govern the financial and operating policies of the entity under a statute or an agreement;

III.	power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

IV.	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body
The financial statements of the subsidiaries are fully consolidated with those of the Bank.
The share of minority shareholders of the subsidiaries in the Group’s net consolidated equity is presented under the heading “Minority Interests” in the consolidated balance sheet and their share in the profit or loss for the year is presented under the heading “Income Attributed to Minority Interests” in the consolidated income statement (Note 25).
Note 3 includes information on the most significant companies as of June 30, 2008.
Appendix I includes the most significant information on these companies.
Jointly controlled entities
A “Jointly controlled entity” is defined as an entity that, although not been subsidiary, is controlled jointly by two or more unrelated entities (“ventures”) that, following the definition of “joint ventures”, are bound by a contractual agreement to take on an economic activity by sharing the strategic management tasks (both financial and operational) of the “jointly controlled entity” in order to benefit from its operations. All the strategic financial and operating decisions require the unanimous consent of the ventures.
EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004 envisage two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method.
The Group opted to value its ownership interests in certain jointly controlled entities using the equity method (see Note 16.2) since it considered that this better reflected the financial situation of these holdings. Appendix III includes the most significant information on these companies.

Appendix II includes a breakdown of jointly controlled entities consolidated in the Group by the proportionate consolidation method and the most significant information on these companies.
Associates
“Associates” are defined as entities over which the Group is in a position to exercise significant influence, but not control. Significant influence is presumed to exist when the Group owns directly or indirectly 20% or more of the voting power of the investee.
However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. The investments in these entities, which do not represent material amounts for the Group, are classified as available-for-sale investments.
Investments in associates are accounted for using the equity method. Appendix III includes the most significant information on these companies.
2.2. ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED
The accounting policies and measurement bases used in preparing these consolidated financial statements were as follows:
2.2.1. MEASUREMENT BASES
The criteria for the valuation of assets and liabilities in the accompanying consolidated balance sheets were as follows:
- FAIR VALUE
The fair value of an asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”).
If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.
- AMORTIZED COST
Amortized cost is understood to be the acquisition cost of a financial asset or liability minus principal repayments, plus or minus the systematic amortization (as reflected in the income statements) of any difference between the initial cost and the maturity amount.
In the case of financial assets, amortized cost also includes any value adjustments for impairment.
In the case of financial instruments, the systematic amortization reflected in the income statement is recognized by the effective interest rate method. The effective interest rate is the discount rate that exactly equates the carrying amount of a financial instrument to all its estimated cash flows of all kinds during its residual life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and commissions which, because of their nature, can be equated with a rate of interest. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised for the first time.
- ACQUISITION COST ADJUSTED
Acquisition cost adjusted means the transaction cost for the acquisition of assets adjusted, where appropriate, by any related impairment loss.
2.2.2. FINANCIAL INSTRUMENTS
a) Classification
Financial instruments are classified in the accompanying consolidated financial statements in the following categories:
- Financial assets/liabilities held for trading: These headings in the accompanying consolidated balance sheets include the financial assets and liabilities acquired with the intention of generating a profit from short-term fluctuations in their prices or from differences between their purchase and sale prices.

These headings also include financial derivatives not considered to qualify for hedge accounting and, in the case of financial liabilities held for trading, the financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed (“short positions”).
- Other financial assets and financial liabilities at fair value through profit or loss: These headings in the accompanying consolidated balance sheets include, among others, those are not held for trading but are:
•	Assets and liabilities which have the nature of hybrid financial assets and liabilities and contain an embedded derivative whose fair value cannot reliably be determined.

•	Financial assets that are managed jointly with “liabilities under insurance contracts” measured at fair value, with financial derivatives whose purpose and effect is to significantly reduce exposure to changes in fair value, or with financial liabilities and derivatives whose purpose is to significantly reduce overall interest rate risk exposure.
These headings include both the investment and customer deposits through life insurance policies in which the policyholder assumes the investment risk (named “Unit-links”).
- Available-for-sale financial assets: these include debt securities not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and those jointly controlled, provided that such instruments have not been classified as “held for trading” or as “other financial assets at fair value through profit or loss”.
- Loans and receivables: this heading relates to the financing granted to third parties, classified on the basis of the nature thereof, irrespective of the nature of the borrower and the form of financing granted, and includes finance leases in which consolidated companies act as lessors.
The consolidated companies generally intend to hold the loans and credits granted by them until their final maturity; therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any corrections required to reflect the estimated losses on their recovery).
- Held-to-maturity investments: this heading includes debt securities for which the Group, from inception and at any subsequent date, has the intention to hold until final maturity, since it has the financial capacity to do so.
- Financial liabilities at amortized cost: this heading includes, irrespective of their instrumentation and maturity, the financial liabilities not included in any other heading in the consolidated balance sheet which relate to the typical deposit-taking activities carried on by financial institutions.
- Hedging derivatives: this heading includes financial derivatives designated as hedging items. The hedge accounting can be of three types:
•	Fair value hedge: This type of hedging relationships hedge changes in the value of assets and liabilities due to fluctuations in the interest rate and/or exchange rate to which the position or balance to be covered.

•	Cash flow hedge: In a cash flow hedge is hedged the changes in the estimated cash flows arising from financial assets and liabilities and highly probable transactions which an entity plans to carry out.

•	Net investment in a foreign operation hedge: hedges changes in exchange rates for foreign investments made in foreign currency.
b) Measurement of financial instruments and recognition of changes arising from the measurement
All financial instruments are initially recognized at fair value which, in the absence of evidence to the contrary, shall be the transaction price. These instruments will subsequently be measured on the basis of their classification. The recognition of changes arising subsequent to the initial recognition is described below:
The change produced during the year arising from the accrual of interests and similar items are recorded under the headings “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate, in the consolidated income statement of this period. The dividend accrued in the period are recorded under the heading “Income from equity instruments” in the consolidated income statement.
The changes in the measurements after the initial recognition, for reasons other than those of the preceding paragraph, are described below according to the categories of financial assets and liabilities:

- “Financial assets held for trading” and “Financial assets and liabilities at fair value through profit or loss”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes arising from the valuation to fair value (gains or losses) are recognized under the heading “Gains or losses on financial assets and liabilities (net)” in the accompanying consolidated income statements. On the other hand, Valuation adjustments by changes in foreign exchange rates are recognized under the heading “Exchange Differences (net)” in the consolidated income statements.
The fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.
The fair value of OTC derivatives (“present value” or “theoretical close”) is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date; these derivatives are measured using methods recognized by the financial markets: net present value (NPV) method, option price calculation models, etc. (see note 7.2)
Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.
- “Available-for-Sale Financial Assets” and “Financial liabilities at fair value through equity”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes arising from the valuation to fair value (gains or losses) are recognized temporarily, net amount, under the heading “Valuation Adjustments — Available-for-Sale Financial Assets” in the accompanying consolidated balance sheets.
Valuation adjustments arising from “Available-for-Sale Financial Assets — Other equity instruments” by changes in foreign exchange rates are recognized temporarily under the heading “Valuation Adjustments — Exchange Differences” in the consolidated balance sheet. Valuation adjustments arising from “Available-for-Sale Financial Assets — Debt securities” by changes in foreign exchange rates are recognized under the heading “Exchange Differences (net)” in the consolidated income statements.
The amounts recognized in the headings “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet, at which time those amounts are recognized under the headings “Gains or losses on financial assets and liabilities” or “Exchange Differences (net)” in the consolidated income statement.
On the other hand, the impairment losses (net) in the available-for-sale financial assets during the period are recognized under the heading “Impairment losses (net) — Available-for-sale financial assets” in the consolidated income statements.
- “Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortised cost”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method.
Impairment losses (net) arising in the period are recognized under the heading “Impairment losses (net) — Loans and receivables” or “Impairment losses (net) — Held-to-maturity investments” in the consolidated income statements.
-“Hedging derivatives”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes produced subsequent to the designation in the valuation of financial instruments designated as hedged items as well as financial instruments designated as hedging items are recognized based on the following criteria:
•	In the fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in the heading “Gains or losses on financial assets and liabilities (Net)” in the consolidated income statement.

•	In the cash flow hedges and net investments in a foreign operation hedges, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments — Cash flow hedges” and “Valuation adjustments — Hedges of net investments in foreign operations” respectively. These valuation changes are recognized in the heading “Gains or losses on financial assets and liabilities (Net)” in the consolidated income statement in the same period or periods during which the hedged instrument affects profit or loss, when forecast transaction occurs or at the maturity date of the item hedged.

Differences in valuation of the hedging item for ineffective portions of cash flow hedges and net investments in a foreign operation hedges are recognized directly in the heading “Gains or losses on financial assets and liabilities (Net)” in the consolidated income statement.
Other financial instruments
In relation to the aforementioned general criteria, we must highlight the following exceptions:
•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

•	Valuation adjustments arising on non-current assets held for sale and the liabilities associated with them are recognized with a balancing entry under the heading “Valuation Adjustments — Non-Current Assets Held for Sale” of the consolidated balance sheet.
c) Impairment financial assets
Definition
A financial asset is considered to be impaired — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which:
•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the period in which the impairment is reversed or reduced, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through consolidated profit or loss but recognized under the heading “Valuation Adjustments — Available for sale Financial Assets” in the consolidated balance sheet.
Balances are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Calculation of impairment financial assets
The impairment on financial assets is determined by type of instrument and the category where is recognized, as follows:
Impairment of debt instruments carried at amortized cost:
Impairment losses determined individually
The quantification of impairment losses of the assets classified as impaired is done on an individual basis in which customers in the amount of their operations is equal to or exceeds €1 million.
The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.
The following is to be taken into consideration when estimating the future cash flows of debt instruments:
•	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeable be made.
These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.
Impairment losses determined collectively
The quantification of impairment losses is determined on a collective basis in the following two cases:
•	Assets classified as impaired of customers in which the amount of their operations is less than €1 million.

•	Asset portfolio not impaired but which presents an inherent loss.
To estimate the collective loss of credit risk corresponding to operations with resident in Spain (approximately 63% on Loans and receivables of the Group as of June 30, 2008), the BBVA Group uses the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the base of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk. These parameters will be used as far as the Bank of Spain validates internal models based on historical experience of the Group.
To estimate the collective loss of credit risk corresponding to operations with nonresident in Spain registered in foreign subsidiaries, are applied methods and similar criteria, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States are using internal models for calculating the impairment losses based on historical experience of the Group (approximately 16% of the Loans and Receivables of the Group as of June 30, 2008).
Following is a description of the methodology used to estimate the collective loss of credit risk corresponding to operations with resident in Spain:
1. Portfolio doubtful
The debt instruments, whoever the obligor and whatever the guarantee or collateral, that have past-due amounts with more than three months, taking into account the age of the past-due amounts, the guarantees or collateral provided and the economic situation of the customer and the guarantors.
In the case of unsecured transactions and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Up to 6 months	between 4.5% and 5.3%
Over 6 months and up to 12 months	between 27.4% and 27.8%
Over 12 months and up to 18 months	between 60.5% and 65.1%
Over 18 months and up to 24 months	between 93.3% and 95.8%
Over 24 months	100%

In the case of transactions secured by completed houses when the total exposure is equal or inferior 80% of the value of the guarantee or collateral and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Less than 3 years	2%
Over 3 years and up to 4 years	25%
Over 4 years and up to 5 years	50%
Over 5 years and up to 6 years	75%
Over 6 years	100%

In the rest of transactions secured by real property in which the entity has began the process to take possession of the pledge and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Up to 6 months	between 3.8% and 4.5%
Over 6 months and up to 12 months	between 23.3% and 23.6%
Over 12 months and up to 18 months	between 47.2% and 55.3%
Over 18 months and up to 24 months	between 79.3% and 81.4%
Over 24 months	100%

Debt instruments classified as doubtful for reasons other than customer arrears shall be analyzed individually.
2. Portfolio into force
The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assesses, including the assets in a group with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee.
The allowance percentages of hedge are as follows:
-	Negligible risk: 0%

-	Low risk: 0.20% - 0.75%

-	Medium-low risk: 0.50% - 1.88%

-	Medium risk: 0.59% - 2.25%

-	Medium-high risk: 0.66% - 2.50%

-	High risk: 0.83% - 3.13%
3. Country Risk Allowance or Provision
Country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity. On the basis of the economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies the transactions in different groups, assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.
However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (As of June 30, 2008, this provision represents a 0.35% in the provision for insolvencies of the Group).
Impairment of other debt instruments
The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognized in the consolidated income statement.
When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation Adjustments - Available-for-Sale Financial Assets” and are recognized in the consolidated income statement. If all or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.
Similarly, in the case of debt instruments classified as “non-current assets held for sale”, losses previously recorded in equity are considered to be realised — and are recognized in the consolidated income statement — on the date the instruments are so classified.
Impairment of equity instruments
The amount of the impairment in the equity instruments is determinated by the category where is recognized:
•	Equity instruments measured at fair value: The criteria for quantifying and recognising impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation Adjustments — Available for sale Financial Assets” in the consolidated balance sheet.

•	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of the assets.

2.2.3. RECOGNITION OF INCOME AND EXPENSES
The most significant criteria used by the Group to recognize its income and expenses are summarised as follows:
Interest income and expenses and similar items:
As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees must be deferred and recognized in the income statement over the life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.
However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes when it is received.
Commissions, fees and similar items:
Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
•	Those relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to a single act, which is recognized when the single act is carried out.
Non-financial income and expenses:
These are recorded for accounting purposes on an accrual basis.
Deferred collections and payments:
These are recorded for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
2.2.4. POST-EMPLOYMENT BENEFITS AND OTHER LONG TERMCOMMITMENTS TO EMPLOYEES
Following is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other long term commitments, of certain Group companies in Spain and abroad (Note 24).
Commitments valuation: assumptions and gains/losses recognition
The present values of the commitments are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
In adopting the actuarial assumptions, it is taken into account that:
•	They are unbiased, in that they are neither imprudent nor excessively conservative.

•	They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

•	The future levels of salaries and benefits are based on market expectations at the balance sheet date for the period over which the obligations are to be settled.

•	The discount rate used is determined by reference to market yields at the balance sheet date on high quality corporate bonds.
Actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred, were recognized in the consolidated income statements. The Group did not use the “corridor approach”.

Post-employment benefits
- Pensions
Post-employment benefits include defined contribution and defined obligation commitments.
Defined contribution commitments:
The amounts of these commitments are determined, on a case-by-case basis, as a percentage of certain remuneration items and/or as a pre-established annual amount. The current contributions made by the Group’s companies for defined contribution retirement commitments, which are recognized with a charge to the heading “Personnel Expenses — Contributions to external pension funds” in the accompanying consolidated income statements (Notes 24 and 44).
Defined benefit commitments
Certain Group’s companies have defined benefit commitments for permanent disability and death of current employees and early retirees; for death of certain retired employees; and defined-benefit retirement commitments applicable only to certain groups of serving employees (unvested benefits), or early retired employees (vested benefits) and of retired employees (ongoing benefits). Defined benefit commitments are funded by insurance contracts and internal Group provisions.
The amounts recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” (Note 23) are the differences between the present values of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by actuarial gains/losses, the prior service cost and the fair value of plan assets, if it the case, which are to be used directly to settle employee benefit obligations.
The provisions for defined obligation retirement commitments were charged to the heading “Provisions expense (net)” in the accompanying consolidated income statements (Note 24).
The current contributions made by the Group’s companies for defined obligation retirement commitments covering current employees are charged to the heading “Personnel Expenses — Transfers to internal pension provisions” in the accompanying consolidated income statements.
- Early retirements
In the period from January 1 to June 30, 2008 the Group offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provision Expense (Net) — Transfers to Funds for Pensions and Similar Obligations—Early Retirements” in the accompanying consolidated income statements (Note 27). The present values are quantified on a case-by-case basis and they are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 23).
The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.
- Post-employment welfare benefits
Certain Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.
The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 23) and they are charged to the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (Note 44).
Other long term commitments to employees
Certain Group companies are obliged to deliver partially or fully subsidised goods and services. The most significant employee welfare benefits granted, in terms of the type of compensation and the event giving rise to the commitments are: loans to employees, life insurance, study aid and long-service bonuses.
The present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (see Note 23).
The post-employment welfare benefits delivered by the Spanish companies to active employees are recognized in the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (see Note 44).

Other commitments for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.
2.2.5. FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are translated to euros as follows:
•	Assets and liabilities: at the average spot exchange rates as of June 30, 2008 and December 31, 2007.

•	Income and expenses and cash flows: at the average exchange rates in the six months ended June 30, 2008 and June 30, 2007.

•	Equity items: at the historical exchange rates.
The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recorded in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recorded under the heading “Valuation Adjustments — Exchange Differences” of the consolidated balance sheet.
The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recorded under the heading “Valuation Adjustments — Exchange Differences” in the consolidated balance sheet until the item to which they relate is derecognized, at which time they are recorded in the income statement.
The breakdown of the balances in foreign currency of the consolidated balance sheet as of June 30, 2008 and December 31, 2007, based on the nature of the related items, was as follows:

	Millions of euros
June-08	USD	Mexican Pesos	Other foreign	TOTAL

Assets -	74,938	55,707	36,631	167,276
Cash and balances with Central Banks	1,708	5,103	2,682	9,493
Financial held for trading	6,030	14,047	2,360	22,437
Available-for-sale financial assets	9,572	6,839	3,610	20,021
Loans and receivables	54,533	28,050	25,992	108,575
Investments	5	97	498	600
Tangible assets	697	813	445	1,955
Other	2,393	758	1,044	4,195
Liabilities-	100,933	49,653	38,817	189,403
Financial held for trading	1,662	—	844	2,506
Financial liabilities at amortised cost	98,482	45,610	35,825	179,917
Other	789	4,043	2,148	6,980

	Millions of euros
December-07	USD	Mexican Pesos	Other foreign	TOTAL

Assets -	73,296	58,449	37,238	168,983
Cash and balances with Central Banks	1,785	5,459	2,853	10,097
Financial held for trading	5,963	20,203	2,395	28,561
Available-for-sale financial assets	10,477	5,227	5,455	21,159
Loans and receivables	52,311	26,436	24,240	102,987
Investments	5	72	446	523
Tangible assets	737	823	466	2,026
Other	2,018	229	1,383	3,630
Liabilities-	95,939	53,021	40,723	189,683
Financial held for trading	1,441	18	434	1,893
Financial liabilities at amortised cost	93,835	49,647	38,129	181,611
Other	663	3,356	2,160	6,179

2.2.6. ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES
None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004. Accordingly, as of June 30, 2008 and December 31, 2007, it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.
2.2.7. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The heading “Non-current Assets Held for Sale” in the accompanying consolidated balance sheets reflects the carrying amount of the assets — composing a “disposal group” or forming part of a business unit that the Group intends to sell (“discontinued operations”) — which will very probably be sold in their current condition within one year from the date on which are classified as such. Therefore, the carrying amount of these assets — which can be financial or non-financial — will foreseeably be recovered through the price obtained on their sale.
Specifically, the assets received by the consolidated entities from their debtors in full or part settlement of the debtors’ payment obligations (foreclosed assets) are treated as non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.
Symmetrically, the heading “Liabilities Associated with Non-current Assets Held for Sale” in the accompanying consolidated balance sheets reflects the balances payable arising on disposal groups and discontinued operations.
2.2.8. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES
This heading shows the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.
2.2.9. INSURANCE AND REINSURANCE CONTRACTS
In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.
The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 22):
I.	Mathematical provisions, which include:
•	Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at period-end, net of the obligations of the policyholder.

•	Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the period from the reporting date to the end of the policy period.
II.	Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

III.	Provisions for unexpired risks and other provisions, which include:
•	Non-life insurance provisions — unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at period-end.

•	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the cession conditions established in the reinsurance contracts in force.

•	Other technical provisions: the insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the measurement of the technical provisions.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and the premiums to be returned to policyholders or insureds, as the case may be, based on the behaviour of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.
Reinsurance assets and Liabilities under insurance contracts -
The heading “Reinsurance Assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recorded by the consolidated insurance entities (Note 17).
The heading “Liabilities under Insurance Contracts” in the accompanying consolidated balance sheets includes the technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end (Note 22).
The income or loss reported by the Group’s insurance companies on their insurance activities is recorded, attending to it nature, in the consolidated income statement.
2.2.10. TANGIBLE ASSETS
Non-Current tangible assets for own use:
The heading Non-Current Tangible Assets for own use relates to the tangible assets intended to be held for continuing use and the tangible assets acquired under finance leases. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties, tangible assets acquired under finance leases and those assets expected to be held for continuing use. Non-Current tangible assets for own use are presented at acquisition cost less any accumulated depreciation and, where appropriate, any estimated impairment losses (net carrying amount higher than fair value).
For this purpose, the acquisition cost of foreclosed assets held for continued use is equal to the carrying amount of the financial assets delivered in exchange for their foreclosure.
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.
The period tangible asset depreciation charge is recognized with a balancing entry in the consolidated income statement and is based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Annual Percentage

Buildings for own use	1.33% to 4%
Furniture	8% to 10%
Fixtures	6% to 12%
Office supplies and computerisation	8% to 25%

At each accounting close, the consolidated entities analyse whether there is any internal or external indication that the net carrying amounts of their tangible assets exceed the related recoverable amounts. If there is such an indication, the carrying amount of the asset in question is reduced to its recoverable amount and the future depreciation charges are adjusted in proportion to the asset’s new remaining useful life and / or to its revised carrying amount.
Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities recognize the reversal of the impairment loss recorded in previous periods and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior periods.
Upkeep and maintenance expenses relating to tangible assets held for continued use are charged to the income statement for the period in which they are incurred.
Other assets leased out under an operating lease
The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses thereon are the same as those described in relation to tangible assets for continued use.

Investment property:
The heading “Tangible assets — Investment Property” in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation at disposal date.
2.2.11. BUSINESS COMBINATIONS
A business combination is the bringing together of two or more separate entities or businesses into one single entity or group of entities. As a result of a business combination, which is accounted for using the purchase method, the Group obtains control over one or several entities.
The purchase method accounts for business combinations from the perspective of the acquirer. The acquirer must recognize the assets acquired and the liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity. This method measures the cost of the business combination and the assignation of it, at the date of acquisition, to the identifiable assets, liabilities and contingent liabilities measured at fair value.
In addition, any purchases of minority interests after the date on which the Group obtains control of the acquired are recorded as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.
2.2.12 INTANGIBLE ASSETS
Goodwill
The positive differences between the cost of business combinations and the amount corresponding to the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquired entity are recorded as goodwill on the asset side of the consolidated balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.
Goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable business and/or geographical segments as managed internally by its directors within the Group.
The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed annually and is an indication of impairment.
For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognized. In any case, impairment losses on goodwill can never be reversed.
Other intangible assets
These assets can have an “indefinite useful life” — when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities — or a “finite useful life”, in all other cases.
The Group has not recognized any intangible assets with indefinite useful life.
Intangible assets with finite useful life are amortized over those useful lives using methods similar to those used to depreciate tangible assets.
In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment Losses (Net) — Other Intangible Assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior periods are similar to those used for tangible assets.
2.2.13. INVENTORIES
Inventories are assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such sale, or that are to be consumed in the production process or in the rendering of services. The balance of the heading “Other Assets — Inventories” in the accompanying consolidated balance sheet included the land and other property held for sale in the property development business by the Group’s real state companies (Note 20).

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
The amount of any write-down of inventories, such as that reflecting damage, obsolescence, and reduction of the sale price, to net realisable value and any other losses is recognized as an expense in the period in which the write-down or loss occurs. Subsequent reversal of any write-down is recognized in the consolidated income statement for the period in which it occurs.
When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the period in which the related revenue is recognized. The expense is included in the heading “Other operating expenses — Changes in Inventories” of the accompanying consolidated income statement (Note 43).
2.2.14. TAX ASSETS AND LIABILITIES
The Spanish corporation tax expense and the expense for similar taxes applicable to the consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions the profits or losses on which are recognized directly in equity, in which case the related tax effect is also recognized in equity.
The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the period (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the income statement.
Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply in the period when the asset is realised or the liability settled (Note 30).
Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized.
The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
The income and expenses directly recognized in equity are accounted as temporary differences.
2.2.15. FINANCIAL GUARANTEES
“Financial guarantees” are defined as contracts whereby the Group undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have.
Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost, (see Note 2.2.2).
The provisions made for these transactions are recognized under “Provisions — Provisions for Contingent Liabilities and Commitments” on the liability side in the accompanying consolidated balance sheet (Note 23). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions Expense” in the consolidated income statement.
2.2.16. LEASES
Leases are classified as finance from the start of the transaction leases when they transfer substantially the risks and rewards incidental to ownership of the asset forming the subject matter of the contract. Leases other than finance leases are classified as operating leases.
When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recorded as financing provided to third parties and, therefore, are included under the heading “Loans and Receivables” in the accompanying consolidated balance sheets.
Assets provided under operating leases to other Group entities are treated in the consolidated financial statements as assets held for continued use and in the individual financial statements of the owner as other assets leased out under an operating lease or as investment property.

2.2.17. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES
Provisions are existing obligations arising from legal or contractual requirements, valid expectations created by Group companies in third parties regarding the assumption of certain types of responsibilities, or virtual certainty as to the future course of regulation in particular respects, especially proposed new legislation that the Group cannot avoid.
Provisions are recognized in the balance sheet when each and every one of the following requirements is met: the Group has an existing obligation resulting from a past event and, at the consolidated balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation.
Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.
Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.
2.2.18. TRANSFERS OF FINANCIAL ASSETS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. If substantially all the risks and rewards are transferred to third parties, the transferred financial asset is derecognised and, at the same time, any right or obligation retained or created as a result of the transfer is recognized.
If substantially all the risks and rewards associated with the transferred financial asset are retained, the transferred financial asset is not derecognised and continues to be measured using the same criteria as those used before to the transfer.
Financial assets are only derecognised when the cash flows they generate have extinguished or when substantially all the risks and rewards incidental to them have been transferred. Similarly, financial liabilities are only derecognised when the obligations they generate have extinguished or when they are acquired (with the intention either settle them or re-sell them).
2.2.19. OWN EQUITY INSTRUMENTS
The balance of the heading “Stockholders’ Equity — Treasury Shares” in the accompanying consolidated balance sheets relates mainly to Bank shares held by certain consolidated companies as of June 30, 2008 and December 31, 2007. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ Equity-Reserves” in the accompanying consolidated balance sheets (Note 29).
2.2.20. EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS
Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, at grant date.
Market conditions shall be taken into account when estimating the fair value of the equity instruments granted, thus, their evolution will not be reflected on the profit and loss account. Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. As a consequence the effect of vesting conditions other than market conditions, will be recognized on the profit and loss account with the corresponding increase in equity.
2.2.21. TERMINATION BENEFITS
Termination benefits must be recognized when the company is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this issue.

2.2.22. CONSOLIDATED CASH FLOW STATEMENTS
For the preparation of the consolidated cash flow statement has been used the indirect method. This method starts from the entity’s consolidated profit or loss and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.
For the development of cash flow statement is taken into consideration the following concepts:
a.	Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such as balances with central banks, short-term Treasury bills and notes, and demand balances with other credit institutions.

b.	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

c.	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

d.	Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities
2.2.23. STATEMENT OF CHANGES IN CONSOLIDATED TOTAL EQUITY
The applicable regulations establish that certain categories of assets and liabilities are recognized by its fair value with charge to total equity. These charges, known as “valuation adjustments”, are included in the total equity of the Group net of tax effect, which has been recognized depending on the case, as deferred tax assets or liabilities.
This statement presents the changes occurred in the “valuation adjustments” for the period detailed by concepts, as well as earnings of the period plus/minus, if applicable, of the adjustments done by the change in accounting principles or by errors of previous periods . The sum of the changes occurred in the heading “valuation adjustments” of the consolidated total equity and the consolidated income of the period forms the “Incomes and expenses of the period”.
2.3 IFRS RECENT PRONOUNCEMENTS
At the date of elaboration of the consolidated financial statements new IFRS’s (International Financial and Reporting Standards) and interpretations (“IFRIC’s”) have been issued, which are not required to be applied as of June 30, 2008, although in some cases earlier application is encouraged. The Group has not yet applied any of the following Standards to its consolidated financial statements.
IFRS 8 “Operating Segments”
IFRS 8 is effective for the annual periods beginning on or after January 1, 2009.
This new standard replaces IAS 14 “Segment Reporting”. The main novelty is the adoption of an approach to management criteria for determining business segments. The information reported will coincide with that used internally by management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Specifically, in the information to be disclosed, the segments identified and the criteria used to identify the segments, will be coincide with those used internally by the organization and its management even if the resulting segmentation does coincide with the IFRS criteria used to prepare the financial statements.
This standard will not have an impact on the balance sheet and/or the income statement, but will affect the breakdown of operating segments reporting in the notes to the financial statements.
IAS 23 Revised “Borrowing Costs”
It will be effective for annual periods beginning on or after 1 January 2009, early application is permitted.
The revision to IAS 23 removes the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is one that takes a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise such borrowing costs as part of the cost of the asset.
The Group does not anticipate that adoption of IAS 23 will have any effects on its consolidated financial position, results of operations or cash flows.
IFRIC 13 “Customer Loyalty Programmes”
It will be effective for annual periods beginning on or after 1 July 2008, early application is permitted.
This IFRIC 13 establishes the accounting procedure for the customer loyalty programmes used by entities to provide customers with incentives to buy their goods or services. If a customer buys goods or services, the entity grants the customer award credits

(often described as “points”). The customer can redeem the award credits for awards such as free or discounted goods or services. The entity may operate the customer loyalty programme itself or participate in a programme operated by a third party.
The interpretation requires entities allocate part of incomes of initial sale to exchangeable bond, recognizing them as income only when they have fulfilled their obligations by providing such awards or paying third parties to do so.
The Group does not anticipate that adoption of IFRIC 13 will have any effects on its consolidated financial position, results of operations or cash flows
IAS 1 Revised — Presentation of Financial Statements
The revised standard will come into effect for the annual periods beginning on or after 1 January 2009, but early adoption is permitted.
The main changes from the previous version are to require that an entity must:
•	The “statement of changes in equity” will present the amounts of transactions with owners in their capacity as owners, such as equity contributions, reacquisition of the entity’s own equity instruments and dividends.

•	Present all non-owner changes in equity (that is, ‘comprehensive income’) either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Components of comprehensive income may not be presented in the statement of changes in equity
Also, introduce new disclosures requirements when the entity applies an accounting policy retrospectively or makes a restatement of the previous Financial Statement. The names of some Financial Statements are change to reflect more clearly its function. (i.e. the Balance Sheet is rename as Statement of Financial Position).
No material effects are expected with the application of this Standard in the Group.
IFRS 3 Revised — Business Combinations — and modification of IAS 27 — Consolidated and Separate Financial Statements
These standards will be effective for annual periods beginning on or after 1 January 2009. An entity shall apply them prospectively from the period beginning after 30 June 2007.
IFRS 3 (Revised) and the modifications of IAS 27 represent some significant changes in various aspects related to the accounting for Business Combinations that, in general, making more emphasis on fair value. Some of the main changes are: the acquisition costs, which will be registered as expense compared to current treatment of increasing the cost of the business combination; acquisitions achieved in stages, in which at the time the acquirer held the control, re-measured at fair value the ownership interest; or the existence of the option to measure at fair value the minority interests in the acquired, compared to current treatment of measuring its proportional share at fair value of the net assets acquired.
IFRS 2 Revised — Share-based Payment
The amendment will apply for annual periods beginning on or after 1 January 2009, with earlier application permitted.
The amendment clarifies that vesting conditions are service conditions and performance conditions only, and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment
No material effects are expected with the application of this standard in the Group.
Amendments to IAS 32 “Financial Instruments: Presentation” and y IAS 1 “Presentation of financial statements”
The amendments performed to IAS 1 and IAS 32 have the objective of improving the accounting process for financial instruments who’s features are similar to the features of ordinary shares but that are at the present time classified as financial liabilities. These amendments will be applied from January 1, 2009, being earlier application permitted.
The amendment to IAS 32 requires that entities start to classify some instruments as equity, as long as they fulfill a series of particular requirements. Specifically, the following instruments will be classified as equity:
•	“Puttable instruments”: Financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on the occurrence of an uncertain future event or retirement of the instrument holder. Puttable instruments that are subordinate and that entitle the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation will be classified as equity.

•	Instruments, or components of instruments, that are subordinate to all other classes of instruments and that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

No significant impact in the consolidated financial situation of the Group is expected from the implementation of this standard.
Amendment to IAS 27- Consolidated and separated financial statements; Cost of investments in subsidiaries, jointly controlled entities and associates
This amended standard shall be applied from January 1, 2009, being earlier application permitted. The main changes in IAS 27 are the following:
The elimination of the “cost method” from IAS 27.4, which implied that any return of the investment that corresponded to earnings not generated after the date of acquisition should be reduced in the separated financial statements, was due to problems that arose from this concept definition in some jurisdictions. In order to reduce the risk of overvaluation of the investments in subsidiaries, jointly controlled entities and associates, any dividend received by the investor from these entities will be recognised as an income and the related investment would be examined towards any impairment in accordance with IAS 36, as long as there is evidence of impairment of the investment (defining as such those cases in which: the book value of the investment in the separated financial statements is higher than the book value of the consolidated financial statements of the net assets of the investment, including goodwill; or when the dividend exceeds the valuation adjustments recognized in equity related with the investment in the period to which the distribution of dividends are charged.
When a new parent company is formed, it will value the cost of the investments in its separate financial statements the book value presented in the financial statements of the previous parent company as of the date in which the new parent company is created. This would be the case in which a new parent company is created when an existing entity decides to reorganize it operational structure and consequently becomes a subsidiary of the new parent company.
No significant impact in the consolidated financial situation of the Group is expected from the implementation of this standard.
First annual Project of improvements of IFRS
This project is required to be applied from January 1, 2009, being earlier application permitted. This is the first annual project of improvements carried out by the IASB in which small changes that affect the presentation, recognition or assessment of the IFRS as well as changes in terminology and editing, that don’t have any significant effect on the accounting process.
The most significant changes affect the following standards:
IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations
IAS 1 — Presentation of Financial Statements
IAS 16 — Property, Plant and Equipment
IAS 19 — Employee benefits
IAS 20 — Accounting for Government Grants and Disclosure of Government Assistance
IAS 27 — Consolidated and Separate Financial Statements
IAS 28 — Investments in Associates
IAS 38 — Intangible Assets
IAS 39 — Financial Instruments: Recognition and Measurement
IAS 40 — Investment property
The changes that affect the aforementioned standards do not represent a significant impact in the consolidated financial situation of the Group.
3. BANCO BILBAO VIZCAYA ARGENTARIA GROUP
The BBVA Group is an international diversified financial group with a significant presence in the retail blanking business, wholesale banking, assets management and private banking. Additionally, the Group operates in the insurance and real estate sector as well as lines of business, such as operational leases.
The activity of the Group is mainly located in Spain, Mexico, United States, and other Latin American maintaining as well as an active presence in Asia. The main geographical areas in which the Group operates are:
- Spain
The activity of the Group in Spain is carried out fundamentally through BBVA which is the Group’s parent company. Its individual financial statements are prepared on the basis of the accounting policies and methods contained in Bank of Spain Circular 4/2004 and the financial statements models established in CNMV Circular 1/2008 (See Note 1.2).

The Bank represented approximately 63% of the Group’s assets and 40% of consolidated profit before tax as of June 30, 2008 (62% of the assets as of December 31, 2007 and 51% of consolidated profit before tax as of June 30, 2007), after the related consolidation adjustments and eliminations.

BBVA’s financial statements as of June 30, 2008 and December 31, 2007 or June 30, 2007, were prepared in accordance with the Financial Statements models established by CNMV Circular 1/2008, modifying the financial statements formats provided for in Bank of Spain Circular 4/2004, specifically the formats used to prepare the 2007 consolidated financial statements.
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
UNAUDITED BALANCE SHEETS AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

	Millions of euros
	June-08	December-07 (*)

ASSET
CASH AND BALANCES WITH CENTRAL BANKS	2,685	12,216

FINANCIAL ASSETS HELD FOR TRADING	43,715	41,180

Loans and advances to credit institutions	—	—

Loans and advances to other debtors	—	—

Debt instruments	16,698	17,006

Equity instruments	6,793	9,037

Derivatives held for trading	20,224	15,137

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Loans and advances to credit institutions	—	—

Loans and advances to other debtors	—	—

Debt instruments	—	—

Equity instruments	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	15,591	18,709

Debt instruments	8,755	9,142

Equity instruments	6,836	9,567

LOANS AND RECEIVABLES	264,181	246,722

Loans and advances to credit institutions	39,995	35,199

Loans and advances to other debtors	224,183	211,523

Debt instruments	3	—

HELD-TO-MATURITY INVESTEMENTS	5,402	5,584

FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGE OF INTEREST RATE RISK	—	—

DERIVATIVES — HEDGE ACCOUNTIG	1,004	779

NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	108	49

INVESTMENTS	21,454	21,668

Associates	478	505

Jointly controlled entities	4	4

Subsidiaries	20,972	21,159

INSURANCE CONTRACTS LINKED TO PENSIONS	1,995	2,004

TANGIBLE ASSETS	1,881	1,870

Tangible fixed assets	1,870	1,859

Property, plant and equipment	1,870	1,859

Other assets leased out under an operating lease	—	—

Investment property	11	11

INTANGIBLE ASSETS	106	90

Goodwill	—	—

Other intangible assets	106	90

TAX ASSETS	3,408	3,227

Current	231	150

Deferred	3,177	3,077

OTHER ASSETS	874	768

TOTAL ASSETS	362,404	354,866

(*)	Presented for comparison purposes only.

	Millions of euros
	June-08	December-07 (*)

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	22,570	18,545

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Derivatives held for trading	20,651	17,383

Short positions	1,919	1,162

Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES DESIGNED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Subordinated liabilities	—	—

Other financial liabilities	—	—

FINANCIAL LIABILITIES MEASURED AT AMORTISED COST	307,596	303,630

Deposits from central banks	12,756	22,984

Deposits from credit institutions	47,398	46,852

Deposits from other creditors	181,325	172,831

Debt certificates	48,207	44,248

Subordinated liabilities	12,503	12,593

Other financial liabilities	5,407	4,112

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGE OF INTEREST RATE RISK	—	—

DERIVATIVES HEDGE ACCOUNTING	2,956	1,766

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	6,847	6,637

Provisions for pensions and similar obligations	5,403	5,184

Provisions for taxes and other legal contingencies	—	—

Provisions for contingent exposures and commitments	482	525

Other provisions	962	928

TAX LIABILITIES	891	1,715

Current	—	—

Deferred	891	1,715

OTHER LIABILITIES	1,026	968

TOTAL LIABILITIES	341,886	333,261

STOCKHOLDER ’S EQUITY	19,746	18,717

Capital	1,837	1,837

Registered	1,837	1,837

Uncalled (-)	—	—

Share premium	12,770	12,770

Reserves	3,099	2,257

Other equity instruments	59	49

Less: Treasury shares	(139)	(129)

Income for the period	2,746	3,612

Less: Dividends and remuneration	(626)	(1,679)

VALUATION ADJUSTMENTS	772	2,888

Available-for-sale financial assets	908	2,950

Cash flow hedges	(141)	(80)

Hedges of net investments in foreign operations	—	—

Exchange differences	5	18

Non-current assets held for sale	—	—

Other valuation adjustments	—	21,605

TOTAL EQUITY ATTRIBUTED TO THE PARENT COMPANY	20,518	21,605

TOTAL LIABILITIES AND EQUITY	362,404	354,866

	June-08	December-07 (*)

CONTINGENT EXPOSURES	110,556	102,890

CONTINGENT COMMITMENTS	75,585	76,246

(*)	Presented for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
UNAUDITED INCOME STATEMENT FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2008 AND 2007

	Millions of euros
	June-08	June-07 (*)

INTEREST INCOME	7,765	6,282

INTEREST EXPENSE	(6,045)	(4,929)

NET INTEREST INCOME	1,720	1,353

DIVIDEND INCOME	2,015	1,614

FEE AND COMMISSION INCOME	1,029	1,080

FEE AND COMMISSION EXPENSES	(177)	(185)

GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	1,206	1,391

EXCHANGE DIFFERENCES (NET)	48	160

OTHER OPERATING INCOME	45	48

OTHER OPERATING EXPENSES	(46)	(46)

GROSS MARGIN	5,840	5,415

ADMINISTRATION COST	(1,682)	(1,776)

Staff expenses	(1,146)	(1,096)

General and administrative expenses	(536)	(680)

AMORTISATION	(105)	(103)

PROVISION EXPENSE (NET)	(497)	(135)

IMPAIRMENT LOSSES OF FINANCIAL ASSETS (NET)	(412)	(320)

Loans and receivables	(400)	(319)

Other financial instruments not valued at fair value through profit and loss	(12)	(1)

INCOME FROM OPERATING ACTIVITY	3,144	3,081

IMPAIRMENT LOSSES OF OTHER ASSETS (NET)	(4)	(9)

Goodwill and other intangible assets	—	—

Other assets	(4)	(9)

GAINS (LOSSES) IN WRITTEN OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	—	—

NEGATIVE DIFFERENCES IN BUSINESSES COMBINATIONS	—	2

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	3	249

INCOME BEFORE TAX	3,143	3,323

TAX EXPENSE (INCOME)	(397)	(448)

INCOME FROM CONTINUED OPERATIONS (NET)	2,746	2,875

INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—

INCOME FOR THE PERIOD	2,746	2,875

(*)	Presented for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
UNAUDITED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2008 AND
2007 (*)

	Millions of euros
	Stockholder’s equity
		Share premium	Other equity	Less: Treasury	Income for	Valuation
	Share Capital	and Reserves	instruments	shares	the period	adjustments	Total equity

Balance at January 1, 2008	1,837	13,348	49	(129)	3,612	2,888	21,605
Adjustments for change in accounting policies	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—
Adjusted initial balance	1,837	13,348	49	(129)	3,612	2,888	21,605
Total income/expense recognized	—	—	—	—	2,746	(2,116)	630
Other changes in equity	—	1,895	10	(10)	(3,612)	—	(1,717)
Increased of capital	—	—	—	—	—	—	—
Reduction of capital	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial instruments	—	—	—	—	—	—	—
Dividend distribution	—	1,053	—	—	(2,717)	—	(1,664)
Transactions including treasury shares and other equity instruments (net)	—	(53)	—	(10)	—	—	(63)
Transfers between total equity entries	—	895	—	—	(895)	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	—
Payments with equity instruments	—	—	10	—	—	—	10
Rest of increase/reductions in total equity	—	—	—	—		—	—

Balance at June 30, 2008	1,837	15,243	59	(139)	2,746	772	20,518

	Millions of euros
	Stockholder’s equity
		Share premium	Other equity	Less: Treasury	Income for	Valuation
	Share Capital	and Reserves	instruments	shares	the period	adjustments	Total equity

Balance at January 1, 2007	1,740	10,301	26	(40)	2,440	2,264	16,731
Adjustments for change in accounting policies	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—
Adjusted initial balance	1,740	10,301	26	(40)	2,440	2,264	16,731
Total income/expense recognized	—	—	—	—	2,875	(212)	2,663
Other changes in equity	—	1,037	10	(108)	(2,440)	—	(1,501)
Increased of capital	—	—	—	—	—	—	—
Reduction of capital	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial instruments	—	—	—	—	—	—	—
Dividend distribution	—	824	—	—	(2,220)	—	(1,396)
Transactions including treasury shares and other equity instruments (net)	—	(7)	—	(108)	—	—	(115)
Transfers between total equity entries	—	220	—	—	(220)	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	—
Payments with equity instruments	—	—	10	—	—	—	10
Rest of increase/reductions in total equity	—	—	—	—	—	—	—

Balance at June 30, 2007	1,740	11,338	36	(148)	2,875	2,052	17,893

Information for the six month period ended June 30, 2007 is presented for comparison purposes only.

	Millions of euros
	June-08	June-07 (*)

INCOME FOR THE PERIOD	2,746	2,875

OTHER RECOGNIZED INCOME/EXPENSES	(2,116)	(212)

Available-for-sale financial assets	(2,568)	34

Revaluation gains/losses	(1,756)	774

Amounts removed to income statement	(812)	(740)

Other Reclasifications	—	—

Cash flow hedges	(91)	(23)

Revaluation gains/losses	(102)	(27)

Amounts removed to income statement	11	4

Amounts removed to the initial carrying amount of the hedged items	—	—

Other Reclasifications	—	—

Hedges of net investment in foreign operations	—	—

Revaluation gains/losses	—	—

Amounts removed to income statement	—	—

Other Reclasifications	—	—

Exchange differences	(16)	—

Translation gains/losses	(9)	(3)

Amounts removed to income statement	(7)	3

Other Reclasifications	—	—

Non-current assets held for sale	—	—

Revaluation gains	—	—

Amounts removed to income statement	—	—

Other Reclasifications	—	—

Actuarial gains and losses in post-employment plans	—	—

Rest of recognized income and expenses	—	—

Income tax	559	(223)

TOTAL RECOGNIZED INCOME/EXPENSES	630	2,663

(*)	Presented for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S,A,
UNAUDITED CASH FLOW STATEMENTS FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2008 AND 2007

	Millions of euros
	June-08	June-07 (*)

CASH FLOW FROM OPERATING ACTIVITIES (1)	(7,661)	6,867

net profit for the period	2,746	2,875

Adjustments to obtain the cash flow from operating activities:	1,112	388

Amortisation	105	103

Other adjustments	1,007	285

Net increase/decrease in operating assets	20,496	40,869

Financial assets held for trading	2,535	7,174

Other financial assets at fair value through profit or loss	—	—

Available-for-sale financial assets	(55)	(1,852)

Loans and receivables	17,782	35,646

Other operating assets	234	(99)

Net increase/decrease in operating liabilities	8,579	44,023

Financial liabilities held for trading	4,025	2,792

Other financial liabilities at fair value through profit or loss	—	—

Financial liabilities measured at amortised cost	4,407	39,878

Other operating liabilities	147	1,354

Collection/Payments for income tax	397	449

CASH FLOWS FROM INVESTING ACTIVITIES (2)	(17)	(375)

Payments	182	1,017

Tangible assets	143	115

Intangible assets	32	21

Investments	7	881

Subsidiaries and other business units	—	—

Non-current assets held for sale and associated liabilities	—	—

Held-to-maturity investments	—	—

Other payments related to investing activities	—	—

Collection	165	642

Tangible assets	28	490

Intangible assets	—	—

Investments	—	5

Subsidiaries and other business units	—	—

Non-current assets held for sale and associated liabilities	—	—

Held-to-maturity investments	137	147

Other payments related to investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(1,855)	(1,187)

Payments	6,575	5,858

Dividends	1,608	1,325

Subordinated liabilities	120	—

Redemption of own equity instrument	—	—

Adquisition of own equity instrument	4,847	4,533

Other cash proceeds related to financing activities	—	—

Collection	4,720	4,671

Subordinated liabilities	—	257

Issuance of own equity instruments	—	—

Disposal of own equity instruments	4,784	4,417

Other cash proceeds related to financing activities	(64)	(3)

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	3	1

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(9,531)	5,306

Cash or cash equivalents at beginning of the period	12,216	3,264

Cash or cash equivalents at end of the period	2,685	8,570

	Millions of euros
	June-08	June-07 (*)

COMPONENTS OF CASH AND EQUIVALENT AT END OF PERIOD
Cash	560	566

Balance of cash equivalent in central banks	2,125	8,004

Other financial assets	—	—

Less:bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF PERIOD	2,685	8,570

(*)	Presented for comparison purposes only.

Additionally, there are other entities of the Group in Spain’s banking sector, insurance sector, real estate sector and entities of services and operating leases.
- Mexico
The Group presence in Mexico dates back to 1995. The activity is mainly carried out through Grupo Financiero BBVA Bancomer, both in the banking sector through BBVA Bancomer, S.A. de C.V. and the insurance and pensions business through Seguros Bancomer S.A. de C.V., Pensiones Bancomer S.A. de C.V., and Administradora de Fondos para le Retiro Bancomer, S.A. de C.V.
Mexico represented approximately 12.33% of the Group’s assets and 31.42% of the consolidated profit before tax as of June 30, 2008 (13.05% of the assets as of December 31, 2007 and 26.05% of the consolidated profit before tax as of June 30, 2007), after applying the corresponding consolidation adjustments and eliminations.
- United States and Puerto Rico
In recent years, the Group has expanded its presence in the United States through the acquisition of several financial groups operating in several southern states. In 2007 the Group acquired Compass Bancshares Inc. and State National Bancshares Inc. taking control of these entities and the companies of their groups. The merger between the three banks in Texas (Laredo National Bank, Inc., Texas National Bank, and State National Bank) and Compass Bank will take place along 2008.
The BBVA group also has a significant presence in Puerto Rico through its banking subsidiary BBVA Puerto Rico.
The United States and Puerto Rico represented approximately 8.49% of the Group’s assets and 5.54% of the consolidated profit before tax as of June 30, 2008 (8.83% of the assets as of December 31, 2007 and 2.14% of the consolidated profit before tax as of June 30, 2007), after applying the correspondent consolidation homogenization adjustments and eliminations.
- Other Latin American Countries.
The Group’s activity in the rest of the Latin American countries is mainly focused on the banking, insurance and pensions sectors in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. In Bolivia and Ecuador the core business is pensions.
The total assets of the Group’s most significant subsidiaries as of June 30, 2008 and December 31, 2007 are as follows:

	Millions of euros
	June-08	December-07
COUNTRY	Total Assets	Total Assets

México	62,261	65,556
USA y Puerto Rico	42,855	44,358
Chile	9,190	8,835
Venezuela	6,647	7,156
Colombia	6,129	5,922
Perú	5,872	5,650
Argentina	4,612	4,798

The finance income of the Group’s most significant subsidiaries as of June 30, 2008 and December 31, 2007 are as follows:

	Millions of euros
	June-08
	Financial	December-07
COUNTRY	Investments	Financial Investments

México	3,187	2,914
USA y Puerto Rico	1,071	475
Chile	448	311
Venezuela	496	348
Colombia	375	270
Perú	229	182
Argentina	254	223

Appendices I to III provide relevant information as of June 30, 2008 on the consolidated entities in the Group, as well as those accounted for using the equity method,
Appendix IV includes the changes in ownership interests held by the Group in the six months ended June 30, 2008.
Appendix V includes detail of the fully consolidated subsidiaries which, based on the information available, were more than 5% owned by non-Group shareholders as of June 30, 2008.

Following is the detail of companies forming part of the BBVA Banco Continental (Peru) Group and BBVA Banco Provincial (Venezuela) which, although less than 50% owned by the Group, as of June 30, 2008, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control (Note 2.1.b):

COMPANY	% Voting Rights	% Ownership

Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100	46.04
Continental Sociedad Titulizadora, S.A.	100	46.04
Continental S.A. Sociedad Administradora de Fondos	100	46.04
Inmuebles y Recuperaciones Continental, S.A.	100	46.04
Banco Provincial Overseas N.V.	100	48.01

4. DIVIDENDS
For the six months ended June 30, 2008 the following dividends were paid in relation to each of the 3,747,969,121 shares composing the Bank’s capital:
•	On January 10, 2008, the third interim dividend for 2007 was paid for a gross amount of EUR 0.152 per share (net: EUR 0.125 per share).

•	On April 10, 2008, a supplementary dividend for 2007 was paid for a gross amount of EUR 0.277 per share (net: EUR 0.227 per share).

•	On June 25, 2008 the Board of Directors of BBVA resolved to pay the shareholders the first interim dividend of 2008 of EUR 0.167per share.
The provisional accounting statement elaborated by Banco Bilbao Vizcaya Argentaria, S.A. as of May 31, 2008 in accordance with legal requirements, highlights the existence of enough resources for the distribution of interim dividends, being as follows:

Millions of euros
First interim dividend
of 2008

Interim dividend -
Profit at each of the dates indicated, after the provision for income tax	1,748
Less -
Estimated provision for Legal Reserve	—
Interim dividends paid	—
Maximum amount distributable	1,748
Amount of proposed interim dividend	626

The total amount of the interim dividend aforementioned as of June 30, 2008, once deduced the amount received by the entities of the consolidated group, amounts to €620 millions and is recognized in the heading “ Equity- dividends and Remuneration” in the related consolidated balance sheet as of June 30, 2008.
The dividends paid in the period from January 31, 2007 to June 30, 2007, and January 31, 2008 to June 30, 2008, respectively, were as follows:

	June-08			June-07
		Euros	Total		Euros	Total
	% par	per	(millions of	% par	per	(millions of
	value	shares	euros)	value	shares	euros)

Ordinary Shares	87.6	0.429	1,608	76.1	0.37	1,325
Rest of Shares	—	—	—	—	—	—
Total dividends paid	87.6	0.429	1,608	76.1	0.37	1,325
Dividends paid out of profit	87.6	0.429	1,608	76.1	0.37	1,325
Dividends charged up against reserves or share premium	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—

5. EARNINGS PER SHARE
Basic earnings per share are determined by dividing net profit or losses attributable to the Group in a given period by the weighted average number of shares outstanding during the period.
Diluted earnings per share are determined using a method similar to that used to calculate basic earnings per share; however, the weighted average number of shares outstanding is adjusted to take into account the potential dilutive effect of share options, warrants and convertible debt instruments outstanding at period-end.
The “diluted number” of shares linked to warrants outstanding at period-end is determined in two stages: firstly, the hypothetical liquid amount that would be received on the exercise of these warrants is divided by the annual average price of the share and, secondly, the difference between the amount thus quantified and the present number of potential shares is calculated; this represents the theoretical number of shares issued disregarding the dilutive effect. Profit or loss for the period is not adjusted.
As of June 30, 2008 and 2007, there were neither instruments nor share based payment to employees that could potentially dilute basic earnings per share.
Therefore:

EARNINGS PER SHARE FOR CONTINUING OPERATIONS	June-08	June-07

Numerator for basic earnings per share:
Income available to common stockholders (thousands of euros)	3,108	3,374
Numerator for diluted earnings per share:
Income available to common stockholders (thousands of euros)	3,108	3,374
Denominator for basic earnings per share (millions of shares)	3,717	3,535
Denominator for diluted earnings per share (millions of shares)	3,717	3,535

Basic earnings per share (euros)	0.84	0.95

Diluted earnings per share (euros)	0.84	0.95

As of June 30, 2008 and 2007, there were no discontinued operations that affected the earnings per share calculation for periods presented.
6. BASIS AND METHODOLOGY INFORMATION FOR SEGMENT REPORTING
Information broken down by operating segments is a fundamental tool for monitoring and managing the Group’s various businesses. Preparation of this information starts at the lowest-level units, and all the accounting data relating to the business managed by these units are recorded. Management classifies and combines data from these units in accordance with a structure defined by the Group to arrive at a bigger picture for the principal units and, finally, for the entire operating segment itself. Likewise, the Group’s individual companies also belong to different operating segments according to their type of activity. If a company’s activities do not match a single segment, the Group assigns them and its earnings to a number of relevant units.
Once management has defined the composition of each segment, certain management criteria are applied. The most significant of these are:
•	Stockholders’ equity: the Group allocates economic capital commensurate with the risks incurred by each business (CER). This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group’s targets in terms of capital adequacy. These targets are applied at two levels: the first is core equity, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preference shares. The CER calculation combines lending risk, market risk (including structural risk associated with the balance sheet and equity positions), operational risk and fixed asset and technical risks in the case of insurance companies.

Stockholders’ equity, as calculated under BIS rules, is an extremely important reference pint for the entire Group. However, for the purpose of allocating capital to business areas the Bank prefers the economic capital model. It is risk-sensitive and thus linked to the management policies for the individual businesses and the business portfolio. This procedure anticipates the approach likely to be adopted by the future Basel II rules on capital. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

•	Internal transfer prices: management uses maturity adjusted rates to calculate the margins for each business. It also revises the interest rates for the different assets and liabilities that make up each unit’s balance sheet.

•	Assignment of operating expenses: the Bank assigns direct and indirect costs to the business areas except for those where there is no close and defined relationship, i.e., when they are of a clearly corporate or institutional nature for the entire Group.

•	Cross-business register: in some cases, and for the correct assignment of results, consolidation adjustments are made to eliminate double accounting produced by the incentives given to boost cross-business between units.
The Group’s primary basis of segmentation is its business segments. The breakdown by business differs to the criteria used in 2007 and reflects the new organizational structure in effect since January 2008. The main changes in the new structure are: Separation of the United States as an independent business area (before it was integrated in the Mexico and United States business area) and the exchange of certain portfolios and units between the Spain and Portugal area and the wholesale banking and management area.
The financial information for our operating segments for 2008 and 2007 has been prepared on a uniform basis, consistent with the prevailing organizational structure in 2008, being year to year comparisons homogeneous.
The secondary basis of segment reporting relates to geographical segments.
Thus the present composition of the Group’s main operating segments as of June 30, 2008, was as follows:
Spain and Portugal: this includes the Spanish Retail Network (individual customers, high net-worth individuals and small companies and businesses in the domestic market), the Corporate and Business Banking unit (SMEs, large companies, institutions and developers in the domestic market), and the remaining units, in particular, Consumer Finance, European Insurance and BBVA Portugal.
Wholesale Banking and Asset Management: consisting of Corporate and Investment Banking (includes the activities of the European, Asian and New York branches); Global Markets (trading floor business and securities distribution in Europe, Asia and New York); Asset Management (mutual and pension funds in Spain, hedge funds and private equity); the management of the Group’s own equity portfolios and real estate businesses; and Asia (through the Group’s holding in the Citic group).
Mexico: this segment includes the banking, insurance and pension businesses in Mexico.
The United States: comprising the banking and insurance business in the USA and Puerto Rico.
South America: this consists of banking, insurance and pension businesses in South America.
Corporate Activities: the Corporate Activities segment handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity issues and equity. The management of structural risks related to interest rates in currencies other than the euro is handled by the corresponding areas. This operating segment also includes the industrial portfolio management unit and financial investments. It also recognizes the costs incurred at central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, e.g., for early retirement schemes.
The detail of the total assets for each operating segment as of June 30, 2008 and December 31, 2007, is as follows:

	Millions of euros
	June-08	December-07

Spain and Portugal	225,817	223,628
Wholesale Banking and Asset management	106,872	98,442
Mexico	62,129	65,678
The United States	37,261	38,381
South America	35,177	34,690
Corporate Activities	37,734	41,385

The detail of the consolidated income before tax for the six months ended June 30, 2008 and 2007 for each operating segment is as follows:

	Millions of euros
	Consolidated income
	June-08	June-07

Spain and Portugal	1,336	1,157
Wholesale Banking and Asset Management	559	446
Mexico	950	882
The United States	164	67
South America	351	326
Corporate Activities	(252)	496

Total income for reportable segments	3,108	3,374

Unallocated amounts	—	—
Elimination of intersegments income	—	—
Other income	169	150
Income tax and/or income from discontinued operations	1,213	1,177

Income before tax	4,490	4,701

The summarized consolidated income statements by operating segment for the six months ended June 30, 2008 and 2007 are as follows:

	Millions of euros
			Wholesale Banking and
	Spain and Portugal		Assets Management		Mexico
	June-08	June-07	June-08	June-07	June-08	June-07

NET INTEREST INCOME	2,483	2,216	259	(68)	1,840	1,769
GROSS MARGIN	3,540	3,262	1,032	884	2,721	2,564
ADMINISTRATION COST	(1,234)	(1,217)	(257)	(222)	(846)	(866)
PROVISION EXPENSE (NET)	5	—	(3)	1	(120)	(14)
IMPAIRMENT LOSSES OF FINANCIAL ASSETS	(351)	(290)	(78)	(63)	(448)	(420)
INCOME FROM OPERATING ACTIVITY	1,902	1,701	690	597	1,266	1,216
OTHER INCOME	3	13	8	5	56	(3)
INCOME BEFORE TAX	1,905	1,714	698	602	1,322	1,213
INCOME TAX	(569)	(557)	(137)	(152)	(372)	(330)
CONSOLIDATED INCOME OF THE PERIOD	1,336	1,157	561	450	950	883
MINORITY INTERESTS	—	—	(2)	(4)	—	(1)
INCOME ATTRIBUTED TO THE GROUP	1,336	1,157	559	446	950	882

	Millions of euros
	The United States		South America		Corporate Activities
	June-08	June-07	June-08	June-07	June-08	June-07

NET INTEREST INCOME	634	245	1,020	801	(530)	(309)
GROSS MARGIN	998	345	1,502	1,292	556	945
ADMINISTRATION COST	(518)	(195)	(622)	(568)	(344)	(485)
PROVISION EXPENSE (NET)	6	1	6	(20)	(499)	(139)
IMPAIRMENT LOSSES OF FINANCIAL ASSETS	(123)	(25)	(144)	(70)	(20)	(3)
INCOME FROM OPERATING ACTIVITY	245	100	693	591	(374)	245
OTHER INCOME	(1)	2	2	6	—	228
INCOME BEFORE TAX	244	102	695	597	(374)	473
INCOME TAX	(80)	(35)	(169)	(123)	114	20
CONSOLIDATED INCOME OF THE PERIOD	164	67	526	474	(260)	493
MINORITY INTERESTS	—	—	(175)	(148)	8	3
INCOME ATTRIBUTED TO THE GROUP	164	67	351	326	(252)	496

For the six months ended June 30, 2008 and 2007 the detail of the ordinary income for each operating segment, which includes net interest income, income on equity instruments income, net fee and commission income, net gains on financial assets and liabilities and other operating income, is as follows:

	Millions of euros
	Revenues from external
	customers		Intersegment revenues		Total revenues
	June-08	June-07	June-08	June-07	June-08	June-07

Spain and Portugal	5,857	5,015	—	—	5,857	5,015
Wholesale Banking and Asset management	2,623	2,553	—	—	2,623	2,553
Mexico	4,673	4,120	—	—	4,673	4,120
United States and Puerto Rico	1,430	572	—	—	1,430	572
South America	2,684	2,149	—	—	2,684	2,149
Corporate Activities	4,117	3,875	—	—	4,117	3,875
Elimination of intersegment revenues	—	—	—	—	—	—

TOTAL	21,384	18,284	—	—	21,384	18,284

7. RISK EXPOSURE
Activities concerned with financial instruments may involve the assumption or transfer of one or more types of risk by financial entities. The risks associated with financial instruments are:
•	Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions. Following is a summary of each of the three components:
•	Currency risk: arises as a result of changes in the exchange rate between currencies.

•	Fair value interest rate risk: arises as a result of changes in market interest rates.

•	Price risk: arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.
•	Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

•	Liquidity risk: occasionally referred to as funding risk, this arises either because the entity may be unable to sell a financial asset quickly at an amount close to its fair value, or because the entity may encounter difficulty in finding funds to meet commitments associated with financial instruments.
The Group has developed a global risk management system based on three components: a corporate risk management structure, with segregated functions and responsibilities; a set of tools, circuits and procedures that make up the different risk management systems; and an internal control system.
CORPORATE MANAGEMENT STRUCTURE
The Board of Directors is the body responsible for setting the risk policies via the Bank’s Standing Committee and the Lending Committee. The Board hence establishes the general principles defining the target risk profile for the Group. Likewise, it approves the infrastructure required for risk management, the framework for delegating decision-making and the limits system that enable the business to develop in keeping with this risk profile in day-to-day decision-making.
The Lending Committee undertakes periodic analysis and monitoring of risk management within the various levels of delegation of the Bank’s administrative bodies. The scope of its functions comprises:
•	Analysing and assessing proposals for Group risk strategy and policies in order to submit them to the Bank’s Standing Committee for approval.

•	Monitoring the degree to which the risks assumed are in line with the specified profile, as a reflection of the Bank’s risk tolerance and expected earnings in view of the risk exposure.

•	Approval of risk operations within the established delegation system.

•	Verification that the Group is provided with the means, systems, structures and resources in line with best practices, to enable it to implement its risk management strategy.

•	Submission of the proposals it considers necessary or appropriate to the Bank’s Standing Committee so that risk management adapts to best practices arising from recommendations on corporate governance or from risk supervisory bodies.
The Group’s risk management system is managed by an independent risk area, which combines a view by risk types with a top down global view. The Risk Area assures that the risks tools, metrics, historical databases and information systems are in line and uniform. It likewise sets the procedures, circuits and general management criteria.
The Global Risk Committee – composed by those in charge of the Group’s risk management- is primarily tasked with the development and implementation of the Group’s risk management model as well as the correct integration of the cost of risk into the different decision-making processes. The Global Risk Committee assesses the global risk profile of the Group and the coherence between the risk policies and the target risk profile; identifies global risk concentrations and mitigation techniques; monitors the macroeconomic and competitive environment and the performance of entities in the sector quantifying global sensitivity and the expected impact of different scenarios on risk exposures.
The Global Risk Internal Control and Operational risk Committee assesses the main operational risks of the Group and assure that the units establish the corresponding mitigation plans. As well, they review the internal control annual review that is afterwards approved by the Audit and Compliance Committee.
The Technical Transactions Committee analyses and approves, where appropriate, the financial transactions and programmes that are within its level of authorisation, and refers any transactions exceeding the scope of its delegated powers to the Lending Committee.
The New Products Committee is responsible for studying and, if necessary, for approving the introduction of new products before trading begins. The Committee is also responsible for controlling and monitoring the new products, and for promoting business in an orderly way, allowing them to develop in a controlled environment.
The Asset-Liability Committee (ALCO) is the body responsible for actively managing the Group’s structural liquidity, interest rate and currency exposure, and its core capital.
Tools, circuits and procedures
The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk; this prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria.
Specifically, the main risk management activities performed are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (PD), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); measurement of the values-at-risk of the portfolios based on various scenarios using historical simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the achievement of the targets set.
7.1 Credit Risk
The detail, by heading, of the Group’s maximum credit risk exposure as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Gross credit risk (amount drawn down)	408,867	383,843
Loans and advances to other debtors	331,204	317,998
Contingent liabilities	77,663	65,845
Market activities	109,631	110,721
Drawable by third parties	98,495	101,444

Total	616,993	596,008

The distribution of exposure by ratings, which comprehends corporations, financial entities and public institutions (excluding sovereign risk), is of a very high credit quality as evidenced by the fact that as of May 31, 2008, 50.2% of the portfolio is rated A or higher, and 73.9% has a rating BBB- or higher, as shown in the following table as of June 30, 2008:

% of Total
Exposure

AAA/AA	31.7%
A	18.5%
BBB+	11.0%
BBB	5.0%
BBB-	7.7%
BB+	11.3%
BB	5.5%
BB-	5.1%
B+	2.9%
B	1.1%
B-	0.2%

The detail by instrument of the credit risk exposure as of June 30, 2008 and December 31, 2007 is as follows:

	Millions of euros
	June-08	December-07

Credit institutions	24,329	20,997
Fixed-income securities	74,456	81,794
Derivatives	10,846	7,930

Total	109,631	110,721

In the market areas the Group has legal compensation rights and contractual compensation agreements which give rise to a reduction of €13,138 million in credit risk exposure as of June 30, 2008.
The breakdown, by geographical area, of the Gross credit risk (amount drawn down) of the foregoing detail as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Spain	314,558	292,442
Other European countries	9,818	8,206
The Americas	84,491	83,195
Mexico	31,861	30,555
Puerto Rico	2,870	3,110
Chile	6,990	7,567
USA	24,578	24,584
Argentina	2,410	2,392
Perú	4,887	4,584
Colombia	4,627	4,242
Venezuela	4,780	4,789
Other	1,488	1,372

Total	408,867	383,843

(*)	The change in 2007 is due to, basically, to the incorporation of Compass Group.
As of June 30, 2008, 128 corporate groups (121 in 2007) had drawn down loans of more than €200 million, the 88% of these corporate groups are investment grade rated. The total risk of these groups represented 19% of total Group risk (18% in the year 2007). By geographical area in which the transaction was originated, is as follows: 65% in Spain, 27% in the Bank’s branches abroad, and 8% in Latin America (6% in Mexico alone). The detail, by sector, is as follows: Real Estate and Construction (24%), Institutional (15%), Electricity and Gas (14%), Industry (13%) and Consumer Goods and Services (11%).

Impaired assets and Impairment losses
The detail of the carrying amounts of the financial assets included under the heading “Impaired loans and advances to other debtors” in the accompanying consolidated balance sheets as of June 30, 2008 and December 31, 2007 is shown in Note 12.4. Additionally, as of June 30, 2008 the substandard contingent liabilities amounted to €55 million (€50 million as of December 31, 2007).
The detail, by geographical area, of the headings “impaired loans and advances to other debtors” and “Substandard contingent liabilities” as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Spain	2,677	1,663
Other European countries	78	63
The Americas	1,965	1,682
Mexico	754	659
Puerto Rico	97	59
Chile	208	203
USA	555	431
Peru	18	16
Argentina	82	82
Colombia	162	158
Venezuela	77	57
Other	12	17

Total	4,720	3,408

The changes during the six months ended 2008 and 2007 in “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” in the foregoing detail were as follows:

	Millions of euros
	June-08	June-07

Balance at the beginning of the period	3,408	2,531
Additions	3,806	1,996
Recoveries	(1,528)	(1,151)
Transfers to write-off	(882)	(488)
Exchange differences and others	(84)	30

Balance at the end of the period	4,720	2,918

As of June 30, 2008 and December 31, 2007, the detail of the headings “Impaired loans and advances to other debtors” and “Substandard contingent liabilities”, by business segments, was as follows:

	Millions of euros
	June-08	December-07

Retail Banking Spain and Portugal	2,688	1,597
Global businesses	15	20
Mexico and The United States	1,406	1,146
South America	559	535
Corporate Activities	52	110

Total	4,720	3,408

The changes in the balance of the provisions for impairment losses on the assets included under the heading “Loans and Receivables” are shown in Note 12.4.
In addition, as of June 30, 2008 and December 31, 2007 the provisions for impairment losses on off-balance-sheet items amounted to €487 million and €546 million, respectively (see Note 23).

7.2 Market Risk
Determining the fair value of financial instruments
During the first semester of 2008 the valuation of financial instruments at fair value was performed using observable variables obtained from independent sources and referring to active markets, either by employing the actual price of the financial instrument or by applying market-corroborated inputs to widely accepted models.
The inputs considered directly observable and capturable are equity and organized market products, spot exchange rates, or investment funds, together with a sizeable part of fixed income securities. The remaining fixed income products, swaps, forward agreements, credit default swaps (CDS), etc. are valued by cash flow discounts using market quoted interest-rate curves and spread curves.
Alternatively, options are valued using generally accepted valuation models, which include the implied volatility detected. The most frequently used models for equity and exchange-rate options are Monte Carlo, numerical integration and Black-Scholes, whereas Black 76, Hull and White or Black-Derman-Toy are largely used for interest-rate options. Each business area chooses and validates the models it uses independently.
Synthetic credit instruments such as mortgage backed securities (MBS) or collateralized debt obligations (CDO) are calculated with models that use inputs directly or indirectly observed in the market, such as default rates, credit risk, loss severity or prepayment speed.
In the case of correlation-sensitive products, a comparison is made between the results obtained by the valuation model and market-corroborated inputs.
Model selection and validation is undertaken by the Risk Division on an independent basis, which checks their validity from several standpoints: methodology, implementation, the inputs required, etc.
Valuation tracking controls for structured products are established when the product is admitted to trading. BBVA has a New Products Committee to analyse each new product prior to commencement of trading. The Committee members, each from the standpoint own their area of responsibility, validate the organization’s ability to manage the new product which is only approved if the Committee members are in unanimous agreement on the viability of trading them. At this Committee, the various departments making up the Risk Division indicate their conformity with the chosen valuation model, the ability to assess measure and control the associated financial risks and the availability of the necessary inputs.
There are certain financial instruments that are valued by models using data that is not directly observable in the market, such as derivatives of interest rates on outstanding balances; these are valued using the Libor Market model, one of whose inputs is correlation decay which is not directly observable in the market. In this case, the sensitivity to a 1% movement in correlation decay is a negative sum of 365,000 euros and the uncertainty regarding that parameter does not exceed that 1%.
In addition, the performance of the credit markets since July 2007 has meant that the positions open in certain instruments such as cash CDOs, for which there was previously an active market with observable price points, has been rendered illiquid making it impossible to get market prices for these instruments at the balance sheet close. As a result, these instruments have had to be valued using models, for which some of the inputs must be inferred. The sensitivity of CDOs and credit baskets to credit correlation is 880,000 euros while the sensitivity to credit spreads that are not directly observable is 150,000 euros for senior tranches and 50,000 for mezzanine tranches.
As of June 2008 exposure to corporate issuers for which there is difficulty in obtaining spread quotes in the marketplace has been classified as level III exposure. This classification explains the increase in level III assets since December 2007. Sensitivity to a 1 basis point increase in these spreads is 235,000 euros.
The BBVA Group maintains strict control over its exposure to instruments whose valuation depends on non-observable inputs, closely watching evolving sensitivities to these parameters.
The following table presents the amount of the financial instruments recognized at fair value as of June 30, 2008 and the valuation methods used to determine it:

		Millions of euros
		Financial instruments	Financial instruments
		which fair value is	which fair value is
	Financial	determinated for using	determinated for using
	instruments	valuation technique based	valuation technique based
	which fair value is	on assumptions that are	on assumptions that are
	determinated by	supported by prices from	not supported by prices
	published price	observable current market	from observable current
	quotations	transactions	market transactions	Total
Financial assets
Financial assets held for trading (Note 9)	34,559	23,604	699	58,862
Other financial assets at fair value through profit and loss (Note 10)	1,060	48	—	1,108
Available-for-sale financial assets (Note 11)	35,532	10,205	462	46,199
Hedging derivatives (Note 14)	175	1,259	—	1,434
Financial liabilities
Financial assets held for trading (Note 9)	2,565	20,918	12	23,495
Other financial liabilities at fair value through profit or loss (Note 10)	366	—	—	366
Hedging derivatives (Note 14)	64	3,227	—	3,291

As of June 30, 2008, the percentage of those financial instruments whose fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices over total financial instruments’ fair value was 1.8%.
The impact on the consolidated income statements in the first semester of 2008 due to the valuation of assets and liabilities with no observable market price amounted to 33 million as of June 30, 2008.
Market risk exposure and management
a) Market Risk
With regard to market risk (including interest rate risk, currency risk and equity price risk), limit structure determines an overall VaR (Value at Risk) and an Economic Capital limit for each business unit and specific sublimits by type of risk, activity and desk. The Group also has in place limits on losses and other control mechanisms such as delta sensitivity calculations, which are supplemented by a range of indicators and alerts which automatically activate procedures aimed at addressing any situations that might have a negative effect on the activities of the business area.
The market risk profile as of June 30, 2008 and December 31, 2007 for the VaR calculations without smoothing with a 99% confidence interval and a 1-day horizon were as follows:

	Millions of euros
	June-08	December-07

Interest risk	18.0	11.8
Spread risk	7.0	6.0
Currency risk	2.0	3.3
Stock-market risk	2.0	7.8
Vega/Correlation risk	8.0	7.0

Since February 29, 2008 and with effect from December 31, 2007, historic simulation methodology is used, in accordance with the internal model approved by the Bank of Spain for the trading portfolios of BBVA, S.A. and BBVA Bancomer. The risk figures stated above were obtained using this new methodology.
b) Structural interest rate risk
The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. To this end, the ALCO actively manages the balance sheet through transactions intended to optimize the level of risk assumed in relation to the expected results, thus enabling the Group to comply with the tolerable risk limits.
The ALCO bases its activities on the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.
In addition to measuring the sensitivity to 100-basis-point changes in market interest rates, the Group performs probability calculations that determine the economic capital and risk margin for structural interest rate risk in BBVA’s Group banking activity (excluding the Treasury Area) based on interest rate curve simulation models.
All these risk measurements are subsequently analyzed and monitored, and levels of risk assumed and the degree of compliance with the limits authorized by the Standing Committee are reported to the various managing bodies of the BBVA Group.
Following is a detail in millions of euros, of average interest rate risk levels in terms of sensitivity of the main financial institutions within the BBVA Group for the six months ended June 30, 2008:

	Average Impact on Net Interest Income (Millions of euros)
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	Dollar	Other	Total	Total

BBVA	-88.4	-27.4	+0.2	-111.6	+148.3
BBVA Bancomer	—	+15.4	+16.5	+31.9	-31.9
BBVA Puerto Rico	—	+1.2	—	+1.2	-2.6
Compass Bancshares, Inc	—	-6.5	—	-6.5	+7.8
BBVA Chile	—	+0.5	+0.2	+0.7	-0.9
BBVA Colombia	—	-0.4	+9.6	+9.2	-9.3
BBVA Banco Continental	—	-0.7	+4.1	+3.4	-3.7
BBVA Banco Provincial	—	+1.5	+1.4	+2.8	-2.8
BBVA Banco Francés	—	-0.2	-0.1	-0.2	+0.2

	Average Impact on Economic Value (Millions of euros)
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	Dollar	Other	Total	Total

BBVA	+270.0	+10.2	-1.2	+278.2	-308.0
BBVA Bancomer	—	-49.1	-382.1	-332.9	-310.6
BBVA Puerto Rico	—	+10.6	—	+10.6	-24.3
Compass Bancshares, Inc	—	-125.8	—	-125.8	+45.8
BBVA Chile	—	+4.0	-49.6	-45.6	+31.0
BBVA Colombia	—	-1.0	-7.5	-8.5	+9.4
BBVA Banco Continental	—	-16.4	-11.4	-27.8	+28.5
BBVA Banco Provincial	—	-128	+1.6	-11.2	+12.4
BBVA Banco Francés	—	+0.1	-11.5	-11.4	+12.0

As part of the measurement process, the Group established the assumptions regarding the evolution and behaviour of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.

The average annual interest rate of the debt securities included in the “Financial assets held for trading” heading for the six months period ended June 30, 2008 was of 4.83%.
c) Structural currency risk
Structural currency risk derives mainly from exposure to exchange rate fluctuations arising in relation to the Group’s foreign subsidiaries and from the endowment funds of the branches abroad financed in currencies other than the investment currency.
The ALCO is responsible for arranging hedging transactions to limit the impact on equity of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.
Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Standing Committee authorises the scheme of limits and alerts over this risk measurements which include a limit on the economic capital or unexpected loss arising from the currency risk of the foreign-currency investments.
As of June 30, 2008, the exposure of equity to structural currency risk stood at 38%. The aggregate figure of the asset exposure sensitivity to 1% depreciation in exchange rates stood, as of June 30, 2008 at €68 million.
d) Structural equity price risk
The BBVA Group’s exposure to structural equity price risk derives mainly from investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions held in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible falls in prices. As of June 30, 2008 the aggregate sensitivity of the Group’s equity positions to a 1% fall in the price of the shares amounted to €88 million, 65% of which is concentrated in highly liquid European Union equities. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in equity swaps and options on the same underlying in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.
The Risk Area measures and effectively monitors the structural equity price risk. To this end, it estimates the sensitivity figures and the capital required to cover the possible unexpected losses arising from fluctuations in the value of the companies in the investment portfolio, with a confidence interval equal to the entity’s target rating, taking into account the liquidity of the positions and the statistical behaviour of the assets under consideration. These measurements are supplemented by periodic stress- and back-testing and scenario analyses.
7.3 Liquidity risk
The aim of liquidity risk management and control is to ensure that the payment commitments can be met on duly without having to resort to borrowing funds under onerous conditions, or damaging the image and reputation of the institution.
The Group’s liquidity risk is monitored using a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, ascertains the Bank’s possible liquidity requirements; and the structural, medium- and long-term approach, which focuses on the financial management of the balance sheet as a whole, with a minimum monitoring time frame of one year.
The assessment of asset liquidity risk is based on whether or not they are eligible for rediscounting before the corresponding central bank. For normal situations, both in the short and medium term, those assets that are on the eligible list published by the European Central Bank (ECB) or the corresponding monetary authority are considered to be liquid. Non-eligible assets, quoted or non-quoted, are considered to represent a second line of liquidity for the entity when analysing crisis situations.
The Risk Area performs a control function and is totally independent of the management areas of each of the approaches and of the Group’s various units. Each of the risk areas, which are independent from each other, complies with the corporative principles of liquidity risk control that are established by the Market Risk Central Unit (UCRAM) — Structural Risks.
For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-medium- and long-term liquidity risk, which is authorized by the Standing Committee. Also, the Risk Area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures the degree of concentration on interbank counterparties, prepares the policies and procedures manual, and monitors the authorised limits and alerts, which are reviewed al least one time every year.
The liquidity risk data are sent periodically to the Group’s ALCO and to the management areas involved. As established in the Contingency Plan, the Technical Liquidity Group (TLG), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The TLG comprises personnel from the Short-Term Cash Desk, Financial

Management and the Market Area Risk Unit (UCRAM-Structural Risk). If the alert is serious, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee chaired by the CEO.
8. CASH AND BALANCES WITH CENTRAL BANKS
The breakdown of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Cash	2,723	2,938
Balances at the Bank of Spain	2,043	11,543
Balances at other central banks	7,619	8,080

Total gross	12,385	22,561

Valuation adjustments (*)	8	20

Total	12,393	22,581

(*)	Valuation adjustments include accrued interests
9. FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING
9.1. Breakdown of the balance
The breakdown of the balances of these headings in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Asset.-
Loans and advances to credit institutions	—	—
Loans and advances to other debtors	—	—
Debt instruments	31,469	38,392
Equity instruments	7,053	9,180
Derivatives held for trading	20,340	14,764

Total	58,862	62,336

Liabilities.-
Deposits from central banks	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Derivatives held for trading	21,266	17,540
Short positions	2,229	1,733
Financial liabilities	—	—

Total	23,495	19,273

9.2. Debt instruments
The breakdown by type of instrument of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Issued by central banks	188	208
Spanish government bonds	3,934	5,043
Foreign government bonds	17,977	22,709
Issued by Spanish financial institutions	1,642	1,436
Issued by foreign financial institutions	4,406	4,584
Other debt securities	3,322	4,412

Total	31,469	38,392

As of June 30, 2008, of the aforementioned balance, the detail by geographical distribution of the issuer’s is approximately as follows: 47% corresponds to Latin America, 24% rest of Europe, 20% Spain, 7% United States and 2% to the rest of the world.
As of December 31, 2007, of the aforementioned balance, the detail by geographical distribution of the issuer’s was as follows: 55% corresponds to Latin America, 19% to Spain, 17% to the rest of Europe, 7% United States and 2% to the rest of the world.
9.3. Equity instruments
The breakdown of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 was as follows:

	Millons of euros
	June-08	December-07

Shares of Spanish companies	1,601	2,688
Credit institutions	104	237
Other	1,497	2,451
Shares of foreign companies	2,451	2,959
Credit institutions	264	601
Other	2,187	2,358
Share in the net assets of mutual funds	3,001	3,533

Total	7,053	9,180

9.4. Trading derivatives
The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers. Trading derivatives are principally contracted in non organized markets, with credit entities as counterpart and related to interest risk and equity securities.
The detail, by transaction type, of the fair value of trading derivatives registered in this heading in the consolidated balance sheets, hold by main entities of the BBVA Group, as of June 30, 2008 and December 31, 2007 was as follows shown the organized markets and non organized markets:

	Millions of euros
	Currency	Interest	Equity	Commodities	Credit	Other
June-08	Risk	Rate Risk	Price Risk	Risk	Risk	Risks	Total
Organised markets	—	—	23	9	—	—	32
Financial futures	—	—	45	—	—	—	45
Options	—	—	(22)	9	—	—	(13)
Other products	—	—	—	—	—	—	—
OTC markets	(1,501)	1,374	(989)	1	155	2	(958)
Credit institutions	(1,360)	738	(882)	(2)	629	—	(877)
Forward transactions	(1,022)	—	(47)	—	—	—	(1,069)
Future rate agreements (FRAs)	—	41	—	—	—	—	41
Swaps	(317)	1,216	(393)	2	—	—	508
Options	(21)	(523)	(442)	(4)	—	—	(990)
Other products	—	4	—	—	629	—	633
Other financial Institutions	(258)	1,875	(624)	(11)	245	—	1,227
Forward transactions	(233)	—	(46)	—	—	0	(279)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,838	7	(11)	—	—	1,834
Options	(25)	37	(585)	—	—	—	(573)
Other products	—	—	—	—	245	—	245
Other sectors	117	(1,239)	517	14	(719)	2	(1,308)
Forward transactions	87	—	(2)	—	—	—	85
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	1	(1,358)	(14)	14	—	—	(1,357)
Options	29	121	533	—	—	2	685
Other products	—	(2)	—	—	(719)	—	(721)

Total	(1,501)	1,374	(966)	10	155	—	(926)

of which: Asset Trading Derivatives	3,111	12,709	3,178	88	1,250	4	20,340

of which: Liability Trading Derivatives	(4,613)	(11,334)	(4,144)	(79)	(1,094)	(2)	(21,266)

	Millions of euros
	Currency	Interest	Equity	Commodities	Credit	Other
December-07	Risk	Rate Risk	Price Risk	Risk	Risk	Risks	Total

Organised markets	(1)	1	214	1	—	—	215
Financial futures	—	—	2	—	—	—	2
Options	(1)	—	212	1	—	—	212
Other products	—	1	—	—	—	—	1
OTC markets	(1,762)	764	(2,063)	2	50	18	(2,997)
Credit institutions	(1,672)	(417)	(1,140)	2	115	15	(3,103)
Forward transactions	(1,379)	—	—	—	—	—	(1,379)
Future rate agreements (FRAs)	—	70	—	—	—	—	70
Swaps	(343)	(328)	(287)	2	—	—	(956)
Options	50	(149)	(853)	—	—	9	(943)
Other products	—	(10)	—	—	115	—	105
Other financial Institutions	(160)	1,716	(840)	—	91	—	807
Forward transactions	(161)	—	(2)	—	—	—	(163)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,695	22	—	—	—	1,717
Options	1	21	(860)	—	—	—	(838)
Other products	—	—	—	—	91	—	91
Other sectors	70	(535)	(83)	—	(156)	3	(701)
Forward transactions	27	—	(1)	—	—	—	26
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	(1)	(646)	(251)	—	—	—	(898)
Options	44	111	169	—	—	3	327
Other products	—	—	—	—	(156)	—	(156)

Total	(1,763)	765	(1,849)	3	50	18	(2,782)

of which: Asset Trading Derivatives	2,038	9,866	2,497	21	307	35	14,764

of which: Liability Trading Derivatives	(3,800)	(9,101)	(4,345)	(18)	(258)	(23)	(17,540)

10. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
The detail of the balance of these headings in the consolidated balance sheets as of June 30, 2008 and December 31, 2007, based on the nature of the related transactions, was as follows:

	Millions of euros
	June-08	December-07

Assets
Debt securities	475	421
Unit-Linked products	475	421
Goverment	36	41
Credit Institutions	40	36
Rest	399	344
Other equity instruments	633	746
Other securities	383	417
Unit-Linked products	250	329

Total	1,108	1,167

Liabilities
Deposits from others creditors
Unit-Linked products	366	449

Total	366	449

Life insurance policies in which the policyholder assumes the risk are those in which the funds constituting the insurance technical provisions are invested in the name of the insurer in units in collective investment undertaking and other financial assets selected by the policyholder, who ultimately bears the investment risk.
11. AVAILABLE-FOR-SALE FINANCIAL ASSETS
11.1. Breakdown of the balance
The detail of the balance of the heading “Available-for-Sale Financial Assets — debt instruments” as of June 30, 2008 and December 31, 2007, based on the nature of the related transactions, was as follows:

	Millions of euros
	June-08	December-07

Debt instruments
Issued by central banks	866	988
Spanish government bonds	4,442	5,241
Foreign government bonds	11,577	11,345
Issued by credit institutions	12,923	13,419
Resident	4,424	3,350
Non resident	8,499	10,069
Other debt instruments	7,068	6,259
Resident	1,293	1,386
Non resident	5,775	4,873

Total gross	36,876	37,252

Impairment losses	(39)	(29)
Accrued expenses and adjustments for hedging derivatives	—	113

Total net	36,837	37,336

The breakdown of the balance of the heading “Available-for-Sale Financial Assets — equity instruments” by nature of the operations as of December June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Equity instruments listed	8,548	10,797
Shares of Spanish companies	6,166	7,032
Credit institutions	—	35
Other institutions	6,166	6,997
Shares of foreign companies	2,382	3,765
Equity instruments unlisted	814	299
Shares of Spanish companies	33	132
Credit institutions	—	2
Other institutions	33	130
Shares of foreign companies	781	167

Total	9,362	11,096

As of June 30, 2008 and 2007 the accumulated amount of gains/losses net from tax recognized under the heading “Valuation Adjustments — Available-for-Sale Financial Assets” amounted to €1,362 million and €2,956 million, respectively. The changes in this heading were as follows:

	Millions de euros
	June-08	June-07

Balance at beginning of the period	3,546	3,323
Revaluation gains and losses	(1,723)	697
Income tax	933	182
Amounts removed to income statement (*)	(1,394)	(1,246)

Balance at end of the period	1,362	2,956

Of which:
Debt instruments	(257)	451
Equity instruments	1,619	2,505

(*)	Registered under the heading “Gains or losses on financial assets and liabilities” of the accompanying consolidated income statements (Note 42)

As of June 30, 2008, most of our unrealised losses of “Available-for-sale assets” registered in equity correspond to “Debt instruments”. This unrealized are considered temporary because they have mainly arisen in a period shorter than one yea due to the increase of interest rates.
As of June 30, 2008, of the balance and available for sale assets, the detail by geographical distribution of the issuer’s is approximately as follows: 36% corresponds to Spain, 24% United States, 20% rest of Europe, 16% Latin America and 4% to the rest of the world.
As of December 31, 2007, of the aforementioned balance, the detail by geographical distribution of the issuer’s was as follows: 19% corresponds to Latin America, 40% to Spain, 14% to the rest of Europe, 22% United States and 5% to the rest of the world.
11.2. Impairment losses
Following is a summary of the changes for the six months ended June 30, 2008 and June 30, 2007 in the impairment losses on available-for-sale financial assets:

	Millions of euros
	June-08	June-07

Balance at beginning of the period	54	82
Increase in impairment losses charged to income	26	6
Decrease in impairment losses credited to income	(4)	(1)
Elimination of impaired balance due to transfer of asset of write-off	—	—
Transfers	—	—
Exchange differences and others	(10)	(2)

Balance at end of the period	66	85

By the situation of its fair value:
- For impaired portfolio	47	56
- For current portfolio non impaired	19	29
By the nature of the instrument:
- Debt instruments	39	35
- Equity instruments	27	50

12. LOANS AND RECEIVABLES
12. 1. Breakdown of the balance
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007, based on the nature of the related financial instrument, was as follows:

	Millions of euros
	June-08	December-07

Loans and advances to credit institutions	30,585	25,768
Loans and advances to other debtors	325,931	312,415
Debt securities	272	60

Total	356,788	338,243

12. 2. Loans and advances to credit institutions
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007, based on the nature of the related financial instrument, was as follows:

	Millions of euros
	June-08	December-07

Reciprocal accounts	282	138
Deposits with agreed maturity	8,761	9,388
Demand deposits	4,433	833
Other accounts	7,634	5,851
Reverse repurchase agreements	9,375	9,423

Total gross	30,485	25,633

Valuation adjustments	100	135

Total	30,585	25,768

12.3. Loans and advances to other debtors
The detail, by loan type and status, of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007, was as follows:

	Millions of euros
	June-08	December-07

Financial paper	717	387
Commercial credit	27,959	36,108
Secured loans	144,236	135,557
Credit accounts	25,520	23,835
Other loans	104,383	95,174
Reverse repurchase agreements	712	2,000
Receivable on demand and other	15,097	13,341
Finance leases	9,452	9,148
Impaired assets	4,665	3,358

Total gross	332,741	318,908

Valuation adjustments	(6,810)	(6,493)

Total	325,931	312,415

(*)	Includes mainly valuation adjustments for assets impairment and accrued interests pending payment.
The breakdown, by borrower sector, of this heading as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Public Sector	22,534	21,065
Agriculture	3,702	3,737
Industry	43,509	39,922
Real estate and construction	48,312	55,156
Trade and finance	45,681	36,371
Loans to individuals	129,530	121,462
Leases	9,452	9,148
Other	30,021	32,047

Total gross	332,741	318,908

Valuation adjustments	(6,810)	(6,493)

Total	325,931	312,415

As of June 30, 2008, of the aforementioned gross balance of Loans and advances to other debtors, 63% corresponded to Spain, 18% to Latin America, 10% to the United States, 7% to the rest of Europe and 2% to the rest of the world.
As of December 31, 2007, of the aforementioned gross balance of Loans and advances to other debtors, 64% corresponded to Spain, 18% to Latin America, 9% to the United States, 7% to the rest of Europe and 2% to the rest of the world.

Of the total balance of the heading Loans and advances to other debtors as of June 30, 2008 and December 31, 2007, 32,442 and 28,221 millions of euros respectively correspond to securitised mortgage loans, on which the associated risks and/or benefits were not substantially transferred so that they could not be derecognised from the balance sheet. The detail of the securitized mortgage assets both derecognized and retained on the balance sheet, as a function of whether or not they comply with requirements for derecognising, classified by nature of the financial instrument of origin:

	Millions of euros
	June-08	December-07

Derecognised on the balance sheet	673	758
Securitised mortgage assets	151	173
Other securitised assets	522	585
Retained on the balance sheet	32,442	28,221
Securitised mortgage assets	21,226	17,214
Other securitised assets	11,216	11,007

Total	33,115	28,979

The liabilities associated to the assets maintained in the balance sheet are recognized in the heading “Financial liabilities at amortised cost — Debt certificates” of the accompanying balance sheets. The balance as of June 30, 2008 and December 31, 2007 amounted to €16,967 millions and €19,727 millions, respectively (see Note 21.4).
12.4. Impaired assets and impairment losses
The changes for the six months periods ended June 30, 2008 and 2007 in the heading “Loans and receivables — Loans and advance to other debtors — Impaired Assets” included in Note 12.3, were as follows:

	Millions of euros
	June-08	June-07

Balance at beginning of period	3,358	2,492
Additions	3,773	1,983
Recoveries	(1,500)	(1,143)
Transfers to writte-off	(882)	(489)
Exchange differences and other	(84)	38

Balance at end of period	4,665	2,881

Following is a detail of the financial assets classified as “Loans and receivables to other debtors - Debt certificates” and considered to be impaired due to credit risk as of June 30, 2008, and of the assets which, although not considered to be impaired, include any past-due amount at that date.

	Millions of euros
		Impaired assets of loans
	Amounts less than three	and advances to other
	months past-due	debtors	Total

Spain	2,069	2,624	4,693
European Union except Spain	21	78	99
Latin America	205	1,312	1,517
USA	136	651	787

Total	2,431	4,665	7,096

The changes for the six months period ended June 30, 2008 and 2007 in transfers to write-offs (impaired financial assets removed from balance because their recovery was considered remote) were as follows:

	Millions of euros
	June-08	June-07

Balance at the beginning of period	5,622	6,120
Increase:
Assets of dubious collection	648	664
Products overdue not collected	251	48
Decrease:
Cash recovery	(49)	(86)
Foreclosed assets	(6)	(1)
Other causes	(380)	(1,442)
Net Exchange differences	(46)	(5)

Balance at the end of period	6,040	5,298

The changes in the impairment losses for the six months periods ended June 30, 2008 and 2007 on assets included under “Loans and Receivables” were as follow:

	Millions of euros
	June-08	June-07

Balance at beginning of period	7,135	6,417
Increase in impairment losses charged to income	1,584	1,184
Decrease in impairment losses credited to income	(349)	(199)
Acquisition of subsidiaries in the period	—	—
Disposal of subsidiaries in the period	—	—
Retrieve of investments funds	—	—
Transfers to written-off loans, Exchange differences and Other	(971)	(471)

Balance at end of period	7,399	6,931
Of which:
- For impaired portfolio	2,026	1,924
- For current portfolio non impaired	5,373	5,007
Of which:
Based on the nature of the asset covered:	7,399	6,931
Loans and advances to credit institutions	16	13
Loans and advances to other debtors	7,379	6,917
Debt securities	4	1
Of which:
By geographical area:	7,399	6,931
Spain	3,633	3,870
Rest	3,766	3,061

Recoveries of assets written off for the six months ended June 30, 2008 and 2007 amounted to €94 million and €120 million, respectively, and are deducted from the “Impairment losses (net) — Loans and receivables” in the accompanying consolidated income statements.
As of June 30, 2008, impaired assets had accrued €839 million of financial income, an amount that was not recognized in the consolidated income statements because of doubts regarding its collection (as of December 31, 2007, €880 million).

13. HELD-TO-MATURITY INVESTMENTS
As of June 30, 2008 and December 31, 2007, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Millions of euros
	June-08	December-07

Quoted Spanish government bonds	1,398	1,417
Quoted foreign government bonds	2,559	2,707
Issued by Spanish credit institutions	339	344
Issued by foreign credit institutions	469	475
Issued by other resident sectors	643	646

Total gross	5,408	5,589

Impairment losses	(6)	(5)

Total	5,402	5,584

The foreign securities by the Group as of June 30, 2008 and December 31, 2007 in the held to maturity portfolio corresponds to European issuers.
The gross changes for the six months period ended June 30, 2008 and for the year ended December 31, 2007 in the balance of this heading in the consolidated balance sheets were summarised as follows:

	Millions of euros
	June-08	December-07

Balance at beginning of the period	5,589	5,911
Acquisitions	—	—
Redemptions	(137)	(300)
Other	(44)	(22)

Balance at end of the period	5,408	5,589

In the six months ended June 30, 2008 there has been no sales of held to maturity investments of the Group, so there was no impact on results for this concept.
14. HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE)
As of June 30, 2008 and December 31, 2007 the main positions hedged by the Group and the derivatives assigned to hedge those positions are:
•	Fair value hedge:
-	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

-	Long term fixed rate debt issued by Group: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

-	Available for sale equity securities: this risk is hedged using equity swaps.

-	Fixed rate loans: this risk is hedged using interest-rate derivatives (fixed- variable swaps).
•	Cash flow hedge: Most of the hedged items are floating interest rate loans: this risk is hedged using currency and interest rate swaps.

•	Net investment in a foreign operation hedge: Most of risks hedged are investments in foreign currency in foreign subsidiaries. This risk is hedged mainly with exchange rate options and forward currency purchase.
The Note 2.2.2.a describes the aforementioned hedges.

The Note 7 analyses the nature of the main risks of the Group that are hedged.
The detail, by type of risk, of the fair value of the hedging derivatives held by the Group as of June 30, 2008 and December 31, 2007 recognized in the consolidated balance sheets was as follows:

	Millions of euros
			Equity Price
June-08	Exchange Risk	Interest Rate Risk	Risk	Total

Organised Markets
Cash flow hedge	—	—	—	—
Non organised markets
Credit institutions	17	(1,859)	—	(1,842)
Fair value hedge	—	(1,617)	—	(1,617)
Cash flow hedge	17	(242)	—	(225)
Net investment in a foreign operation hedge	—	—	—	—
Other financial institutions	12	63	(90)	(15)
Fair value hedge	—	(11)	(90)	(101)
Cash flow hedge	8	74	—	82
Net investment in a foreign operation hedge	4	—	—	4

Total	29	(1,796)	(90)	(1,857)

of which: Asset Hedging Derivatives	48	1,386	—	1,434

of which: Liability hedging Derivatives	(19)	(3,182)	(90)	(3,291)

	Millions of euros
			Equity Price
December-07	Exchange Risk	Interest Rate Risk	Risk	Total

Organised Markets
Cash flow hedge	(1)	—	—	(1)
Non organised markets
Credit institutions	18	(719)	(72)	(773)
Fair value hedge	—	(693)	(72)	(765)
Cash flow hedge	—	(26)	—	(26)
Net investment in a foreign operation hedge	18	—	—	18
Other financial institutions	8	144	(135)	17
Fair value hedge	—	100	(135)	(35)
Cash flow hedge	—	44	—	44
Net investment in a foreign operation hedge	8	—	—	8

Total	25	(575)	(207)	(757)

of which: Asset Hedging Derivatives	35	1,015	—	1,050

of which: Liability hedging Derivatives	(10)	(1,590)	(207)	(1,807)

The most significant forecasted cash flows that the Group has hedged, being its impact on the income statement expected in the following periods:

	Millions of euros
	3 months or	More than 3 months	From 1 to 5	More than 5
	less	but less than 1 year	years	years

Cash in flows from assets	260	565	575	127
Cash outflows from assets	116	265	386	199

The amounts that were recognized for this concept in equity during the period and the amounts that were removed from equity and included in profit or loss for the period are showed in the accompanying “Consolidated Statement of changes in equity”.

For the six months periods ended June 30, 2008 in relation to the fair values hedges of BBVA, €829 million were recognized in the consolidated income statement by gains on hedging items and €810 million by the losses on the hedges items attributable to the risk hedged. This fair value hedges are the most significant of the Group.
As of June 30, 2008 and December 31, 2007 there were no hedges of highly probable forecast transaction in the Group.
15. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The detail of the balance of this heading as of June 30, 2008 and December 31, 2007, was as follows:

	Millions of euros
	June-08	December-07

For own use	67	32
Assets under operating lease	76	67
Tangible assets awarded or recovered as loan guarantee	323	237
Tangible assets awarded as loan guarantee	277	215
Tangible assets recovered from Operating lease	46	22
Amortisation until classification as non-current assets held for sale	(6)	(30)
Value correction due to assets impairment	(66)	(66)

Total	394	240

On March 4, 2008 BBVA Bancomer, S.A de C.V concluded the sale of its corporate headquarters, Centro Bancomer and its car park, with a regross gain of €61.3 million, recognized, as of June 30, 2008, in the heading “ Gains in written of assets not classified as non-current assets held for sale” in the accompanying consolidated income statements. As of December 31, 2007 these assets were recognized in the heading “Tangible assets — Land and buildings for own use” (Note 18) in the accompanying consolidated balance sheets. Jointly with this operation BBVA Bancomer subscribed a contract for the renting of Centro Bancomer and its car park for a 3 year period extendable for 2 more years.
In March. 2008, BBVA Bancomer also announced the acquisition of two buildings in the city of Mexico, one of them located on the Paseo de la Reforma and the other in Parques Polanco, in which it will establish its new corporate headquarters. These acquisitions were recognized, as of June 30, 2008, in the heading “Tangible assets — Land and buildings for own use” in the accompanying consolidated balance sheets, for a total amount of €71 million (Note 18).
The fair value of the items included in non current assets held for sale was determined by reference to appraisals performed by companies registered as valuers in each of the geographical areas in which the assets are located.
In the case of Spain, the independent valuation and appraisal companies authorised by the Bank of Spain and entrusted with the appraisal of these assets were: Tasaciones Inmobiliarias, S.A., Krata, S.A., Gesvalt, S.A., Valtenic, S.A., Alia Tasaciones, S.A., Ibertasa, S.A. and Tasvalor, S.A.
As of June 30, 2008 and December 31, 2007, there were no liabilities associated with non-current assets held for sale.

16. INVESTMENTS
16.1. Investments in associates
The detail of the balance and gross changes for the six months ended June 30, 2008 and for the year ended 2007 in this heading of the consolidated balance sheets, were as follows:

	Millions of euros
	June-08	December-07

Balance at beginning of period	846	206
Acquisitions	—	626
Of which:
Citic International Financial Holdings Limited (CIFH)	—	432
Occidental Hoteles Management, S.L. (*)	—	131
Disposals	(41)	—
Of which:
Tubos Reunidos, S.A.(**)	(41)	—
Transfers and others	(70)	14
Of which:
Tubos Reunidos, S.A.(***)	(48)	—

Balance at end of period	735	846

Of which:
Goodwill	112	119
CIFH	108	115
Other	4	4

(*)	Former Metropolitan Participaciones, S.L.

(**)	Corresponds to the sale of the 0.853% of the capital stock in january 2008 (see appendix IV).

(***)	Since the capital increase of Tubos Reunidos S.A. approved on June 27, 2008, the percentage which the BBVA Group is going to maintain in the capital stock of Tubos Reunidos is going to be under the 20%, so as of June 30, 2008, the aforementioned investment has been reclassified as “Available-for-sale financial assets”.
Appendix III show associate entities as of June 30, 2008.
The book value and the fair value as of June 30, 2008 of the quoted associated entity CIFH (calculated on the basis of its official quotation price) amounts to €431 million and €404 million, respectively.
The book value and the fair value as of December 31, 2007 of the quoted associated entity CIFH (calculated on the basis of its official quotation price) amounts to €432 million and €355 million, respectively.
Agreement with the CITIC Group
On December 22, 2006 BBVA reached an agreement with the banking group CITIC Group (“CITIC”) to develop a strategic alliance in the Chinese market. In accordance with this agreement, BBVA acquired in March 2007 a 14.58% ownership interest with an investment of €483 million in “Citic International Financial Holdings” (“CIFH”) which develops its activity in Hong Kong, being quoted as well in the Hong Kong Stock Exchange. The investment in CIFH, despite is less than 20%, accounted for using the equity method because it has a significant influence under this strategic agreement.
Due to this agreement, the Group acquired in March 2007, a 4.83% capital share of China Citic Bank (“CNCB”), with an investment of €719 million. This investment was recognized in the heading “Available-for-sale financial assets” in the consolidated balance sheets as of December 31, 2007 (Note 11).
In May 2008, in the development of the aforementioned agreement, a new agreement has been reached with CITIC, that will enable BBVA to the following:
-	Increase its participation in CIFH up to approximately 30% of its capital share and designate three members to its Board of Directors, after CIFH has become a private company.

-	Increase its direct and indirect participation in CNCB up to 10% of its share capital approximately by acquiring existing CNCB shares. BBVA will also have the right to designate two directors to the board of CNCB.
The execution of the agreement is subject to the exclusion of quotation in the Hong Kong Stock Exchange of CIFH, through the fulfilment of a number of legal conditions, including among others: (i) approval by a qualified majority of the shareholders in the general shareholders meeting of CIFH and (ii) sanction by a judicial authority.

The fulfilment of the agreement, once the required approvals have been obtained, requires a total disbursement by BBVA of approximately €800 million, which includes the investment in shares as well as the future contribution of funds for CIFH’s development.
BBVA will as well maintain a call option to acquire an additional percentage, subject to certain conditions, of the capital share of CNCB in the next two years. This represents that BBVA could reach a 15% capital share in CNCB.
At the date of preparation of these interim consolidated financial statements the aforementioned required authorizations were pending approval.
16.2. Investments in jointly controlled entities
The jointly controlled entities that the Group has considered, because reflect the economic reality of such holdings, must be accounted by the “equity method” are registered with the basis of consolidation of Note 2.1.b. The balance as of June 30, 2008 and December 31, 2007 amounted to €527 million and €696 million, respectively.
The most significant investments included was Corporación IBV Participaciones Empresariales, S.A. with a balance a contribution of €347 million to the total assets of the consolidated balance sheet as of June 30, 2008
If the aforementioned entities had been consolidated by the proportionate consolidation method the total assets of the Group as of June 30, 2008 and December 31, 2007 would have experienced an increase of €1,032 million and €1,009 million, respectively, with no significant economic impact in the margins of accompanying consolidated income statements.
The goodwill of the jointly controlled entities registered in this heading as of June 30, 2008 amounted to €16 million, of which €8 million related to Ditransa Rentrucks, S.A. and €4 millions related to Grupo Profesional Planeación.
Appendix III includes the most significant information as of June 30, 2008 about jointly controlled entities accounted for using the equity method.
16.3. Information about associates and jointly controlled entities by the proportionate consolidation method
The following table provides relevant information of the balance sheet and income statement of associates and jointly controlled entities by the proportionate consolidation method as of June 30, 2008 and 2007; and as of June 30, 2008 and December 31, 2007, respectively (see Appendix III).

	Millions of euros
	June-08 (*)	December-07 (*)

Current Assets	947	1,102
Non-current Assets	2,237	2,446
Current Liabilities	459	585
Non-current Liabilities	2,723	2,963

(*)	Unaudited

	Millions of euros
	June-08 (*)	June-07 (*)

Net sales	101	350
Operating Income	25	59
Net Income	281	108

(*)	Unaudited
16.4. Notifications about acquisition of holdings
The notifications on the acquisition and disposal of holdings in associates or jointly controlled, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of the Securities Market Law 24/1988, are listed in Appendix IV.
16.5 Impairment
For the six months ended June 30, 2008 and year ended December 31, 2007, the good will in associates and jointly controlled entities has not registered any impairment.
17. REINSURANCE ASSETS
This heading of the accompanying consolidated balance sheets reflects the amounts to receive from consolidated entities whose origins are reinsurance contracts with third parties.
As of June 30, 2008 and December 31, 2007 the reinsurance share in technical provisions that corresponded to this heading amounted to €48 million and €43 million, respectively.

18. TANGIBLE ASSETS
As of June 30, 2008 and December 31, 2007, the detail of the balance of this heading in the consolidated balance sheets based on the nature of the related items, is as follows:

	Millions of euros
Tangible assets	June-08	December-07

For own use
Land and Buildings	3,053	3,415
Construction in progress	437	151
Furniture, fixtures and vehicles	4,995	5,024
Accumulated depreciation	(4,065)	(4,127)
Valuation adjustments	(27)	(26)

Total for own use	4,393	4,437

Assets Leased out under an Operating Lease
Assets leased out to Group entities under an operating lease	972	966
Accumulated depreciation	(282)	(245)
Valuation adjustments	(2)	(2)

Total assets leased out under an operating lease	688	719

Total tangible assets	5,081	5,156

The heading “Constructions in progress” includes those expenses associated to the development of the new Group headquarters located in the north of Madrid city, acquired through one of the Group’s real estate entities.
The balance of this heading of the consolidated balance sheet as of June 30, 2008 includes the acquisition of 2 buildings by BBVA Bancomer, S.A. de C.V. in the city of Mexico (See Note 15)

	Millions of euros
Investment Properties	June-08	December-07

Properties leased to Group entities	72	88
Rural land, land lots and buildable land	1	1
Other	7	7
Leases	1	1
Accumulated depreciation	(12)	(14)
Valuation adjustments	(1)	(1)

Total	68	82

The net book value as of June 30, 2008 and December 31, 2007 of tangible assets for foreign subsidiaries amounted to € 2,211 million and €2,284 million, respectively.

19. INTANGIBLE ASSETS
19.1. Goodwill
The detail, by entity, of the changes for the six months period ended June 30, 2008 and for the year ended December 31, 2007 in the balance of this heading in the consolidated balance sheets is as follows:

	Millions of euros
	Balance at						Balance
	beginning of				Exchange		at end of
June-08	period	Additions	Other	Retirements	Differences	Impairment	period

BBVA USA Bancshares, Inc.	6,265	—	15	—	(412)	—	5,868
of which:
Laredo National Bank	379	—	—	—	(25)	—	354
Texas Regional Bank	1,101	—	—	—	(73)	—	1,028
State National Bank	237	—	8	—	(17)	—	228
Compass Bank	4,548	—	7	—	(297)	—	4,258
Grupo Financiero Bancomer, S.A. de C.V.	485	—	—	—	(5)	—	480
Hipotecaria Nacional S.A. C.V.	213	—	—	—	(2)	—	211
BBVA Colombia, S.A.	204	—	—	—	(5)	—	199
BBVA Pensiones Chile, S.A.	87	—	—	—	(10)	—	77
Maggiore Fleet, S.p.A.	34	—	—	—	—	—	34
BBVA Chile, S.A.	34	—	—	—	(4)	—	30
BBVA Puerto Rico, S. A.	31	—	—	—	(2)	—	29
FORUM Servicios Financieros,S.A.	28	—	—	—	(1)	—	27
AFP Provida, S.A.	21	—	—	—	(2)	—	19
BBVA Portugal,S.A.	16	—	—	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	—	—	5
BBVA Finanzia S.p.A.	4	—	—	—	—	—	4
BBVA Bancomer USA	4	—	—	—	—	—	4
BBVA Renting S.p.A.	2	—	—	—	—	—	2
FORUM Distribuidora, S.A.	3	—	(3)	—	—	—	—

FULLY CONSOLIDATED COMPANIES	7,436	—	12	—	(443)	—	7,005

	Millions of euros
	Balance at						Balance
	beginning of				Exchange		at end of
December-07	year	Additions	Other	Retirements	Differences	Impairment	year

BBVA USA Bancshares, Inc.	1,679	5,171	(27)	—	(558)	—	6,266
of which:
Laredo National Bank	422	—	—	—	(43)	—	379
Texas Regional Bank	1,257	—	(27)	—	(129)	—	1,101
State National Bank	—	270	—	—	(33)	—	237
Compass Bank	—	4,901	—	—	(353)	—	4,549
Grupo Financiero Bancomer, S.A. de C.V.	544	—	—	—	(59)	—	485
Hipotecaria Nacional S.A. C.V.	239	—	—	—	(26)	—	213
BBVA Colombia, S.A.	213	—	(8)	—	(1)	—	204
BBVA Pensiones Chile, S.A.	90	—	—	—	(3)	—	87
Maggiore Fleet, S.p.A.	36	—	(2)	—	—	—	34
BBVA Chile, S.A.	35	—	—	—	(1)	—	34
BBVA Puerto Rico, S. A.	35	—	—	—	(4)	—	31
FORUM Servicios Financieros,S.A.	49	—	(20)	—	(1)	—	28
AFP Provida, S.A.	22	—	—	—	(1)	—	21
BBVA Portugal,S.A.	16	—	—	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	—	—	5
BBVA Finanzia S.p.A.	4	—	—	—	—	—	4
BBVA Bancomer USA	4	—	—	—	—	—	4
BBVA Renting S.p.A.	—	1	2	—	—	—	3
FORUM Distribuidora, S.A.	2	—	—	—	—	—	2

FULLY CONSOLIDATED COMPANIES	2,973	5,172	(55)	—	(654)	—	7,436

Based on the estimates and projections available to the Bank’s directors, the forecast revenues of theses entities attributable to the Group support perfectly the carrying amount of the goodwill recognized, with no need of amortization for impairment to be done.
19.2. Other intangible assets
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 was as follows:

			Average
			Useful
	Millions of euros		Life
	June-08	December-07	(years)

Computer software acquisition expense	41	42	5
Other deferred charges	216	202	5
Other intangible assets	456	571	5
Impairment	(7)	(7)

Total	706	808

20. REST OF ASSETS AND LIABILITIES
The detail of the balances of these headings in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 is as follows:

	Millions of euros
	June-08	December-07

Assets -
Inventories (*)	528	457
Transactions in transit	66	203
Prepayments and accrued income	642	604
Prepaid expenses	373	359
Other prepayments and accrued income	269	245
Rest of concepts	1,170	1,033

Total	2,406	2,297

Liabilities -
Transactions in transit	55	54
Prepayments and accrued income	1,828	1,820
Prepaid expenses	1,073	1,381
Other prepayments and accrued income	755	439
Rest of concepts	393	498

Total	2,276	2,372

(*)	The balance of the heading Inventories in the consolidated financial statements relates basically to the following companies: Anida Desarrollos Inmobiliarios, S.A., Inensur Brunete, S.L., Monasterio Desarrollo, S.L., Desarrollo Urbanístico Chamartín, S.A., Marina Llar, S.L. y Montealiaga, S.A
21. FINANCIAL LIABILITIES MEASURED AT AMORTISED COST
The detail of the heading composing the balances of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of euros
	June-08	December-07

Deposits from central banks	16,901	27,326
Deposits from credit institutions	58,128	60,772
Deposits from other creditors	229,721	216,479
Debt certificates (including bonds)	100,215	102,726
Subordinated liabilities	15,415	15,662
Other financial liabilities (*)	8,049	6,239

Total	428,429	429,204

(*)	Includes outstanding dividend approved pending of payment (see Note 4). As of June 30, 2008 included the first interim dividend paid as of July 10, 2008. As of June 30, 2007 included the third interim dividend paid as of January 10, 2008.

21.1. Deposits from central banks
The breakdown of the balance of this heading in the consolidated balance sheets is as follows:

	Millions of euros
	June-08	December-07

Bank of Spain	8,155	19,454
Credit account drawdowns	3,162	8,209
Other assets under repurchase agreement	4,993	11,245
Other central banks	8,716	7,802

Total gross	16,871	27,256

Valuation adjustments (*)	30	70

Total	16,901	27,326

(*)	Includes, mainly accrued interest until expiration.
As of June 30, 2008, and December 31, 2007 the financing limit assigned to the Bank by the Bank of Spain was €6,558 million and €6,307 million, respectively, of which €310 million and €4,113 million had been drawn down, respectively.
21.2 Deposits from credit institutions
The breakdown of the balance of this heading in the consolidated balance sheets, based on the nature of the related transactions, was as follows:

	Millions of euros
	June-08	December-07

Reciprocal accounts	133	3,059
Deposits with agreed maturity	37,574	33,576
Demand deposits	2,260	1,410
Other accounts	319	362
Repurchase agreements	17,594	21,988

Total gross	57,880	60,395

Valuation adjustments (*)	248	377

Total	58,128	60,772

(*)	Includes, mainly accrued interest until expiration.
As of June 30, 2008, of the aforementioned balance, the detail by geographical distribution of the issuer’s is approximately as follows: 34% corresponds to entities from the rest of Europe, 24% to Latin America, 17% to Spain, 16% to United States and 9% to the rest of the world.
As of December 31, 2007, of the aforementioned balance, the detail by geographical distribution of the issuer’s was as follows: 30% corresponds to Latin America, 29% to the rest of Europe, 18% to United States, 15% to Spain and 8% to the rest of the world.
21.3 Deposits from other creditors
The breakdown of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Millions of euros
	June-08	December-07

General Government	22,034	16,372
Spanish	8,157	6,844
Foreign	13,847	9,512
Valuation adjustments (*)	30	16
Other resident sectors -	89,341	87,733
Current accounts	20,637	22,798
Savings accounts	22,611	21,389
Fixed-term deposits	38,047	33,781
Reverse repos	7,188	8,785
Other accounts	91	141
Valuation adjustments (*)	767	839
Non-resident sectors	118,346	112,374
Current accounts	22,896	25,453
Savings accounts	19,165	19,057
Fixed-term deposits	68,016	58,492
Repurchase agreements	7,612	8,544
Other accounts	179	166
Valuation adjustments (*)	478	662

Total	229,721	216,479

Of which:
In euros	111,253	104,240
In foreign currency	118,468	112,239

(*)	Includes, mainly accrued interest until expiration.
As of June 30, 2008, of the aforementioned balance, the detail by geographical distribution of the issuer’s is approximately as follows: 42% corresponds to clients in Spain, 23% of Latin America, 23% of United States, 9% to the rest of Europe and 3% to the rest of the world.
As of December 31, 2007, of the aforementioned balance, the detail by geographical distribution of the issuer’s was as follows: 48% corresponds to Spain, 25% to Latin America, 16% to United States, 7% to the rest of Europe and 4% to the rest of the world.
21.4 Debt certificates (including bonds) and Subordinated liabilities
The breakdown of the balance of the heading “Debt certificate (including Bonds)” in the accompanying consolidated balance sheets as of June 30, 2008 and December 31, 2007, by the nature of the transactions, was as follows:

	Millions of euros
	June-08	December-07

Promissory notes and bills
In euros	13,095	4,902
In other currencies	2,575	857

Subtotal	15,671	5,759

Bonds and debentures issued:
In euros -
Non-convertible bonds and debentures at floating interest rates	12,552	18,955
Non-convertible bonds and debentures	4,670	6,154
Covered bonds	38,543	38,680
Other securities related to financial activities	16,952	19,707
Bonds of securitizations carried out by the Group (Note 12)	(687)	252
Valuation adjustments
In foreign currencies -
Non-convertible bonds and debentures at floating interest rates	9,173	10,707
Non-convertible bonds and debentures	2,261	1,322
Covered bonds	970	1,049
Other securities related to financial activities	12	—
Bonds of securitizations carried out by the Group (Note 12)	15	20
Valuation adjustments	83	121

Subtotal	84,544	96,967

Total	100,215	102,726

The accrued interests on promissory notes, bills and debentures for the six moths ended June 30, 2008 and June 30, 2007 amounted to €1,818 million and €1,744 million, respectively (Note 37).
The breakdown of the balance of the heading “Subordinated liabilities” in the accompanying consolidated balance sheets, by the nature of the transactions, was as follows:

	Millions of euros
	June-08	December-07

Subordinated debt	10,808	10,834
Preference shares	4,486	4,562

Total gross	15,294	15,396

Valuation adjustments	121	266

Total	15,415	15,662

The accrued interests on subordinated debt and preference shares for the six months ended June 30, 2008 and June 30, 2007 amounted to €525 million and €356 million, respectively (Note 37).
The changes for the six months ended June 30, 2008 and June 30, 2007 in the heading “Debt certificate (including Bonds)” and “Subordinated liabilities” were as follows:

	Millions of euros
	June-08
	Balance at			Exchange	Balance at
	beginning of		Repurchase or	differences and	the end of
ISSUANCES OF THE ENTITY	period	Issuances	refund	others	the period

Debt certificares issued in the European Union	109,643	34,419	(35,377)	(2,281)	106,404
With information brochure	109,610	34,419	(35,377)	(2,281)	106,371
Without information brochure	33	—	—	—	33
Other debt certificates issued outside the European Union	8,745	19,528	(18,625)	(422)	9,226

Total	118,388	53,947	(54,002)	(2,703)	115,630

	Millions of euros
	June-07
	Balance at			Exchange	Balance at
	beginning of		Repurchase or	differences and	the end of
ISSUANCES OF THE ENTITY	period	Issuances	refund	others	the period

Debt certificares issued in the European Union	93,524	40,312	(20,834)	(385)	112,617
With information brochure	93,524	40,312	(20,834)	(385)	112,617
Without information brochure	—	—	—	—	—
Other debt certificates issued outside the European Union	6,807	1,886	(294)	(5)	8,394

Total	100,331	42,198	(21,128)	(390)	121,011

The detail of the most significant issuances, repurchases or refunds of debt instruments issued by the bank or Group entities for the six months ended June 30, 2008 are shown on Appendix VII.
21.4.1 Promissory notes and bills:
These promissory notes were issued mainly by the Group’s subsidiary Banco de Financiación, S.A. and BBVA.
21.4.2. Bonds and debentures issued:
As of June 30, 2008, the (weighted average) interest rate relating to fixed and floating rate issues in euros was 3.85% and 4.81%, respectively. As of June 30, 2008, the (weighted average) interest rate relating to fixed and floating rate issues in foreign currencies at that date was 5.10% and 4.75%, respectively.
As of December 31, 2007, the (weighted average) interest rate relating to fixed and floating rate issues in euros was 3.87% and 4.68%, respectively. As of December 31, 2007, the (weighted average) interest rate relating to fixed and floating rate issues in foreign currencies at that date was 5.12% and 5.97%, respectively.
The valuation adjustments caption mainly includes adjustments for accrued interest, hedging transactions and issuance fees.
Most of the foreign-currency issuances are denominated in U.S. dollars.
21.4.3. Subordinated liabilities
21.4.3.1. Subordinated debt
These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.
The detail, disregarding valuation adjustments, of the balance of this heading in the accompanying consolidated balance sheets, based on the related issue currency and interest rate, was as follows:

		Millons of euros		Prevailing Interest Rate
ISSUER	Currency	June-08	December-07	June 07	Maturity Date

ISSUES IN EUROS
BBVA
jul-96	EUR	27	27	9.37%	22-dic-16
jul-03	EUR	600	600	5.11%	17-jul-13
november-03	EUR	750	750	4.50%	12-nov-15
october-04	EUR	992	992	4.37%	20-oct-19
february-07	EUR	297	297	4.50%	16-feb-22
march-08	EUR	125	—	6.03%	03-mar-33
BBVA CAPITAL FUNDING, LTD.
october-97	EUR	228	229	6.00%	24-dic-09
july-99	EUR	73	73	6.33%	16-oct-15
february-00	EUR	500	497	6.38%	25-feb-10
october-01	EUR	60	60	5.73%	10-oct-11
october-01	EUR	40	40	8.08%	10-oct-16
october-01	EUR	50	50	5.35%	15-oct-16
november-01	EUR	55	55	5.56%	02-nov-16
december-01	EUR	56	56	5.66%	20-dic-16
BBVA SUBORDINATED CAPITAL, S.A.U.
may-05	EUR	500	497	5.16%	23-may-17
october-05	EUR	150	150	5.04%	13-oct-20
october-05	EUR	250	250	5.03%	20-oct-17
october-06	EUR	1,000	1,000	5.12%	24-oct-16
april-07	EUR	750	750	4.95%	03-abr-17
april-07	EUR	100	100	4.47%	04-abr-22
may-08	EUR	50	—	4.75%	19-may-23
BBVA BANCOMER, S.A. de C.V.
may-07	EUR	600	596	4.80%	17-may-17
ALTURA MARKETS A.V., S.A.
november-07	EUR	3	3	6.86%	29-nov-17

		Millons of euros		Prevailing Interest Rate
ISSUER	Currency	June-08	December-07	June 07	Maturity Date

ISSUES IN FOREIGN CURRENCY
BBVA PUERTO RICO, S.A.
september-04	USD	—	34	4.20%	23-sep-14
september-06	USD	55	25	5.76%	29-sep-16
september-06	USD	19	21	3.36%	29-sep-16
BBVA GLOBAL FINANCE, LTD.
december-95	USD	127	136	7.00%	01-dic-25
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	CLP	259	283	Various
BBVA BANCOMER, S.A. de C.V.
july-05	USD	318	340	5.38%	22-jul-15
september-06	MXN	154	156	8.23%	18-sep-14
may-07	USD	318	340	6.01%	17-may-22
BBVA CAPITAL FUNDING, LTD.
october-95	JPY	60	60	6.00%	26-oct-15
BBVA SUBORDINATED CAPITAL, S.A.U.
october-05	JPY	120	122	2.75%	22-oct-35
october-05	GBP	379	409	6.08%	21-oct-15
march-06	GBP	379	409	5.00%	31-mar-16
march-07	GBP	315	343	5.75%	11-mar-18
RIVERWAY HOLDING CAPITAL TRUST I
march-01	USD	6	7	10.18%	08-jun-31
TEXAS REGIONAL STATUTORY TRUST I
february-04	USD	32	34	5.66%	17-mar-34
COMPASS BANCSHARES INC
july-01	USD	—	2	10.58%	31-jul-31
STATE NATIONAL CAPITAL TRUST I
july-03	USD	10	10	5.75%	30-sep-33
STATE NATIONAL STATUTORY TRUST II
march-04	USD	6	7	5.60%	17-mar-34
TEXASBANC CAPITAL TRUST I
july-04	USD	16	17	5.52%	23-jul-34
COMPASS BANK
august-99	USD	114	124	8.10%	15-ago-09
april-99	USD	64	69	6.45%	01-may-09
march-05	USD	176	188	5.50%	01-abr-20
march-06	USD	164	175	5.90%	01-abr-26
sep-07	USD	221	236	6.40%	01-oct-17
BBVA COLOMBIA, S.A.
august-06	COP	132	135	11.92%	28-ago-11
BANCO CONTINENTAL, S.A.
december-06	USD	19	20	6.23%	15-feb-17
may-07	PEN	9	9	5.85%	07-may-22
may-07	USD	13	14	6.00%	14-may-27
june-07	PEN	12	12	3.47%	18-jun-32
september-07	USD	13	14	6.26%	24-sep-17
november-07	PEN	11	11	3.56%	19-nov-32
february-08	USD	13	—	6.46%	28-feb-28
june-08	USD	18	—	5.78%	15-jun-18

TOTAL		10,808	10,834

(*)	Issuances cancelled before their maturity date

The issues of BBVA Capital Funding, LTD., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.
21.4.3.2. Preference shares
The detail, by company, of this heading in the consolidated balance sheets as of June 30, 2008 and as of December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

BBVA Internacional, Ltd. (1)	497	500
BBVA Capital Finance, S.A.U.	1,975	1,975
Banco Provincial, S.A	62	66
BBVA International Preferred, S.A.U. (2)	1,936	2,003
Tucson Loan Holdings, Inc.	16	18

Total	4,486	4,562

(1)	Listed on the Spanish AIAF market.

(2)	Listed in London Stock Exchange and New York Stock Exchange.
The breakdown of the nominal of each of the issuances of the aforementioned companies as of June 30, 2008 and December, 2007, was as follows:

		Amount Issued
June-08	Currency	(Millions)

BBVA International, Ltd.
March 2002	EUR	500
December 2002
BBVA Capital Finance, S.A.	EUR	350
December 2003	EUR	500
July 2004	EUR	1,125
December 2004
BBVA International Preferred, S.A.U.	EUR	550
September 2005	EUR	500
September 2006	USD	600
April 2007	GBP	400
Banco Provincial, S.A. — Banco Universal
October 2007	VEF	150
November 2007	VEF	58
Phoenix Loan Holdings Inc.
November 1997	USD	26

		Amount Issued
December-07	Currency	(Millions)

BBVA International, Ltd.
December 2002	EUR	500
BBVA Capital Finance, S.A.
December 2003	EUR	350
July 2004	EUR	500
December 2004	EUR	1,125
BBVA International Preferred, S.A.U.
September 2005	EUR	550
September 2006	EUR	500
April 2007	USD	600
July 2007	GBP	400
Banco Provincial, S.A. — Banco Universal
October 2007	BS	150,000
November 2007	BS	58,000
Tucson Loan Holdings Inc.
November 1997	USD	28

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.
The issuances of BBVA International Ltd BBVA, BBVA Capital Finance, S.A. and BBVA International Preferred, S.A.U, are subordinately guaranteed by the Bank.
22. LIABILITIES UNDER INSURANCE CONTRACTS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Technical provisions for:
Mathematical reserves	9,119	8,977
Provision for unpaid claims reported	612	580
Other insurance technical provisions	456	440

Total	10,187	9,997

23. PROVISIONS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Provisions for pensions and similar obligations (Note 24)	6,162	5,967
Provisions for taxes	281	225
Provisions for contingent exposures and commitments (Note 7)	487	546
Other provisions	1,681	1,604

Total	8,611	8,342

24. COMMITMENTS WITH PERSONNEL
As described in note 2.2.4, the Group holds the following commitments with personnel:
24.1. COMMITMENTS WITH PERSONNEL FOR POST-EMPLOYMENT DEFINED CONTRIBUTION PLANS
The Group offers for the majority of employees in Spain and certain employee’s abroad, post-employment defined contribution plans, which don’t have an impact in the accompanying consolidated balance sheet (see Note 2.2.4), as they have been implemented in external post-employment funds.
In the first semester of 2008 the Group has made contributions to the defined contribution plans with a charge to the consolidated income statement that amounted to €33 million of which €23 million are related to commitments of the Group in Spain and €10 million are related to abroad commitments of the Group (in the first semester of 2007 the contributions amounted to €28 million) (see Note 44.1).
24.2 COMMITMENTS FOR POST-EMPLOYMENT DEFINED BENEFIT PLANS AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS
The Group maintains in Spain post-employment defined benefit plans for the whole group of employee’s that can benefit from them, as well as for certain groups of employees in active and pre-retired in the case of retirement. These commitments are formalized basically by insurance contracts that guarantee the coverage of future payments.
The Group as well maintains for the employees of certain companies abroad defined post-employment defined benefit plans. The main plans are localized in Mexico, Portugal and the United States of America (the plan in Mexico and the main plan in the United States don’t admit any new incorporation since March 2001 and January 2003, respectively).
Other long-term retributions, except for the case of medical care in Mexico, are formalized by internal funds.

The commitments for defined contributions plans as well as the rest of long-term post-employment benefits were recognized as provisions on the accompanying consolidated balance sheets (Note 23), net of insurance contracts or other assets to those commitments, as follows:

			Millions of euros
	Commitments in Spain		Commitments abroad		TOTAL
	June-08	December-07	June-08	December-07	June-08	December-07

Post-employment benefits
Post-employment benefits	3,086	3,115	1,095	1,097	4,181	4,212
Early retirement	3,207	2,950	—	—	3,207	2,950
Post-employment welfare benefits	208	234	429	420	637	654

Total	6,501	6,299	1,524	1,517	8,025	7,816

Insurance contracts coverages
Post-employment benefits	461	467	—	—	461	467

Other plan assets
Post-employment benefits	—	—	1,066	1,062	1,066	1,062
Post-employment welfare benefits	—	—	367	354	367	354
Net commitments of plan assets	6,040	5,832	91	101	6,131	5,933

of which:
Net assets	—	—	(31)	(34)	(31)	(34)
Net liabilities (*)	6,040	5,832	122	135	6,162	5,967

(*)	Recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets.
The changes in the six months ended June 30, 2008 and December 31, 2007, by type of net commitment, were as follows:

	Millions of euros
	Commitments in Spain			Commitments abroad
	Post-		Post-		Post-
	employment	Early	employment	Early	employment
June-08	benefits	retirement	welfare benefits	retirements	welfare benefits	Total

Balance at beginning of period	2,648	2,950	234	35	66	5,933
Finance expenses	58	61	5	37	18	179
Finance income	—	—	—	(37)	(15)	(52)
Current service cost/ Current early retirements	11	533	1	12	7	564
Prior service cost or changes in the plan	—	—	—	5	—	5
Acquisitions or divestments made	—	—	—	—	—	—
Effect of reductions or settlement	—	—	—	(5)	(5)	(10)
Payments	(85)	(325)	(40)	—	—	(450)
Exchange difference	—	—	—	1	—	1
Actuarial losses (gains)	(9)	(5)	—	—	—	(14)
Contributions	—	—	—	(51)	(10)	(61)
Other movements	2	(7)	8	32	1	36

Balance at end of period	2,625	3,207	208	29	62	6,131

	Millions of euros
	Commitments in Spain			Commitments abroad
	Post-		Post-		Post-
	employment	Early	employment	Early	employment
December-07	benefits	retirement	welfare benefits	retirements	welfare benefits	Total

Balance at beginning of period	2,817	3,186	223	49	54	6,357
Finance expenses	109	112	9	71	36	340
Finance income	—	—	—	(68)	(31)	(99)
Current service cost/ Current early retirements	18	294	2	24	16	357
Prior service cost or changes in the plan	—	—	8	8	—	16
Acquisitions or divestments made	—	—	—	(9)	—	(9)
Effect of reductions or settlement	—	—	—	4	(9)	(5)
Payments	(163)	(587)	(12)	—	—	(762)
Exchange difference	—	—	—	(1)	(7)	(8)
Actuarial losses (gains)	(134)	(55)	1	(11)	22	(171)
Contributions	—	—	—	(60)	(20)	(81)
Other movements	1	—	3	28	5	(2)

Balance at end of period	2,648	2,950	234	35	66	5,933

Other commitments with personnel are long-service bonuses, that are recognized under the heading “Provisions – Other provisions” of the accompanying consolidated balance sheet (Note 23) that amount to €37 million as of June 30, 2008 (€40 million as of December 30, 2007), of which €14 million correspond to entities in Spain and €23 million correspond to entities abroad (18 and 22 millions de euros, respectively, as of December, 31 2007).
24.2.1. Main Commitments in Spain:
The most significant actuarial assumptions used as of June 30, 2008 and December 31, 2007, were as follows:

Mortality tables	PERM/F 2000P.
Discount rate (cumulative annual)	4,5%/ AA corporate bond yield curve
Consumer price index (cumulative annual)	2,0%
Salary growth rate (cumulative annual)	At least 3% (depending on employee)
Retirement ages	First date at which the employees are
entitied to retire or contractually agreed
at the individual level in the case of
early retirements
Pension commitments
To cover certain pension commitments, insurance contracts have been contracted with insurance companies not related to the group. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount commitment less plan assets. As of June 30, 2008 and December 31, 2007, the amount of the plan assets to the mentioned insurance contracts equalled the amount of the commitments covered, therefore its net value was zero in the accompanying consolidated balance sheets.
On the other hand, the rest pension commitments include commitments by defined benefit for which insurance contracts have been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.94% owned by the Group. The assets in which the insurance company has invested the amount of the contracts can not be considered plan assets according to IAS 19 and are presented in the accompanying consolidated balance sheets in different headings of Assets depending on the classification of financial instruments that corresponds. The commitments are recognized under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 23).
Early retirements
During the first semester of 2008 the Group offered in Spain to certain employees the possibility of taking early retirement before the age stipulated in the collective labour agreement in force. This offer was accepted by 993 employees (177 employees during the first semester of 2007).

The early retirements commitments in Spain as of June 30, 2008 and December 31, 2007 were recognised as provisions in the heading “Provisions — Provisions for Pensions and Similar Obligations” (see Note 23) in the accompanying consolidated balance sheets amounted to €3,207 million and €2,950 million, respectively.
The cost of the early retirements of the period were recognised in the heading “Provision Expense (Net) – Transfers to funds for pensions and similar obligations – Early retirements” in the accompanying consolidated income statements.
The estimated amount of contribution payments in Spain in million of euros for the next 10 years are as follows:

	Commitments in Spain
	Pension		Post-employment
Year	Commitments	Early retirement	welfare benefits

2008	169	524	45
2009	172	469	17
2010	176	430	16
2011	176	391	16
2012	175	353	15
2013-2017	851	1,103	72

Following is a summary of the charges to the accompanying consolidated income statements as of June 30, 2008 and December 31, 2007 for post-employment benefits commitments of companies in Spain:

	Millions of euros
	June-08	June-07

Interest expense and similar charges
Interes cost of pension funds	124	117
Personnel expenses
Transfers to pensions plans	11	9
Social attentions	1	1
Provision expense (net)
Transfers to fund for pensions and similar obligations
Pension funds	(14)	17
Early retirement	533	81

Total	655	225

24.2.2. Commitments abroad:
The main commitments with personnel abroad are related to Mexico, Portugal and United States, which jointly represent 96.0% of the total amount of commitments with personnel abroad as of June 30, 2007 and 18.23% of the total of the commitments with the whole personnel of BBVA Group as of June 30, 2008 (95.9% and 18.6%, respectively, as of December 31, 2007).

As of June 30, 2008 and December 31, 2007 the details by countries of the various commitments with personnel of Group BBVA abroad are as follows:

	Millions de euros
	Commitments		Plan assets		Net Commitments
	June-08	December-07	June-08	December-07	June-08	December-07

Post-employment benefits
Mexico	590	584	582	572	8	12
Portugal	298	295	294	292	4	3
United States	151	159	160	166	(9)	(7)
Rest	56	59	30	32	26	27

	1,095	1,097	1,066	1,062	29	35

Post-employment welfare benefits
Mexico	424	416	367	354	57	62
Portugal	—	—	—	—	—	—
United States	—	—	—	—	—	—
Rest	5	4	—	—	5	4

	429	420	367	354	62	66

Total commitments	1,524	1,517	1,433	1,416	91	101

The plan assets are used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities
The commitments net of the aforementioned plan assets were recognized in the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 23). The present value of the commitments is quantified using actuarial assumptions.
The main actuarial assumptions used in quantifying the commitments as of June 30, 2008 and December 31, 2007 in Mexico, Portugal and the United States, were as follows:

	Mexico	Portugal	United States

Mortality tables	EMSSA 97	TV88/90	RP 2000 Projected
Discount rate (cumulative annual)	8.8%	5.3%	6.6%
Consumer price index (cumulative annual)	3.6%	2.0%	2.5%
Salary growth rate (cumulative annual)	4.5%	3.0%	4.0%
Expected rate of return on plan assets	8.8%	4.6%	7.5%
Medical cost trend rates	5.8%	—	n/a

The estimated amount of commitments in million of euros for the next 10 years are as follows:

	Commitments abroad
Year	Mexico	Portugal	United States

2008	30	14	5
2009	29	15	6
2010	30	15	7
2011	31	15	7
2012	32	15	8
2013-2017	197	75	55

The detail of the charges on the consolidated income statements for the six months ended June 30, 2008 and 2007 corresponding to the entities in Mexico, Portugal and the United States 2007 is as follows:

	Millions of euros
	Mexico
		Other	Portugal	USA
June-08	Pensions	commitments	Pensions	Pensions

Interest expenses and similar charges	1	3	1	(1)
Personnel expenses	7	7	2	3
Provision expense (net)	(3)	(5)	6	(1)

Total	5	5	9	1

	Millions of euros
	Mexico
		Other	Portugal	USA
June-07	Pensions	commitments	Pensions	Pensions

Interest expenses and similar charges	1	3	1	—
Personnel expenses	11	9	2	—
Provision expense (net)	10	(5)	—	—

Total	22	7	3	—

25. MINORITY INTERESTS
The detail, by consolidated company, of the balance of the heading “Minority Interests” is as follows:

	Millions of euros
	June-08	December-07

BBVA Colombia Group	23	23
BBVA Chile Group	112	116
BBVA Banco Continental Group	227	246
BBVA Banco Provincial Group	297	267
Provida Group	73	79
BBVA Banco Frances Group	92	87
Other companies	52	62

Total	876	880

Following is the amount of the share of profit attributed to the minority interests of the Group for the six months ended June 30, 2008 and 2007. These amounts are recognized in the equity heading “Income attributed to minority interest” of the accompanying consolidated income statements:

	Millions of euros
	June-08	June-07

BBVA Colombia Group	3	2
BBVA Chile Group	12	6
BBVA Banco Continental Group	48	37
BBVA Banco Provincial Group	66	55
Provida Group	9	14
BBVA Banco Frances Group	24	31
Other companies	7	5

Total	169	150

26. CAPITAL STOCK
As of June 30, 2008, the capital of BBVA. amounted to €1,836,504,869.29, and consisted of 3,747,969,121 fully subscribed and paid registered shares, all of the same class and series, of €0.49 par value each and are represented by account entries.

On September 10, 2007 the capital increase approved on the Extraordinary General Meeting of Shareholders of June 21, 2007 was carried out with the issuance of 196,000,000 ordinary shares of the same class and series to the previously existing ones as part of the payment for the acquisition of the total share capital of Compass Bancshares Inc. As of June 30, 2008, there was no significant capital increase in progress at any of the Group companies.
All the shares of BBVA carry the same voting and dividend rights and no single shareholder enjoys special voting rights. There are no shares that are not representative of an interest in the Bank’s capital.
The shares of BBVA are quoted on the computerized trading system of the Spanish stock exchanges and on the Frankfurt, London, Zurich, Milan and Mexico stock market.
American Depositary Shares (ADSs) quoted in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.
Also, as of June 30, 2008, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Frances, S.A. and AFP Provida were quoted on their respective local stock markets, being the last two quoted as well on the New York Stock Exchange. As well, BBVA Banco Frances, S.A. is listed on the Latin-American market of the Madrid Stock Exchange.
As of June 30, 2008 BBVA had no news of the existence of its share capital in any significant ownership interest with the exception of Mr. Manuel Jove Capellán, who had a significant ownership interest of 5.01% of the capital stock of BBVA through the companies: IAGA Gestión de Inversiones, S.L., Bourdet Inversiones, SICAV, S.A. y Doniños de Inversiones, SICAV, S.A. In addition, the Bank of New York International Nominees, Chase Nominees Ltd and State Street Bank and Trust Co., in their capacity as international depositary banks hold a 3.75%, 5.51% and 5.55% of the capital stock of BBVA, respectively.
BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.
BBVA has not been notified of the existence of any side agreements that regulate the exercise of voting rights at the Bank’s General Meetings, or which restrict or place conditions upon the free transferability of BBVA shares. Neither is the Bank aware of any agreement that might result in changes in the control of the issuer.
At the Annual General Meeting celebrated on February 28, 2004 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. €830,758,750.54. The legally stipulated year within which the directors can carry out this increase is five years. The only disposition done by BBVA under this authorization was made in November 2006 by an amount of €78,947,368.22 euros.
At the Annual General Meeting celebrated on March 18, 2006, the shareholders resolved to delegate to the Board of Directors the right to issue fixed-income securities of any kind, including redeemable and exchangeable bonds, non-convertible into equity. The Board of Directors has a maximum legal period of five years as of said date to issue, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of mortgage bonds, warrants, totally or partially exchangeable for equity that the Company or another company may already have issued, or via contracts for difference (CD’s), or any other senior or secured nominative or bearer fixed-income securities (including covered bonds) in euros or any other currency that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. The total maximum nominal amount authorised is €105,000 million, this amount was increased by €30,000 million by the Ordinary General Meeting celebrated on March 16, 2007. This amount was increase in €50,000 million by the Ordinary General Meeting of March 14, 2008. Accordingly, the maximum total nominal amount delegated by the General Meeting was settled at €185,000 million.
At the Annual General Meeting celebrated on March 14, 2008 the shareholders resolved to delegate to the Board of Directors the right to issue bonds, convertible and/or exchangeable into Company shares, within the five year period as of the date of the resolution for a maximum total of €9,000 million. The delegation includes the right to establish the different aspects and conditions of each issuance, including the power to exclude the preferential subscription rights of shareholders in accordance with Article 159.2 of the Spanish Corporations Law, as well as determining the basis and methods of the conversion and resolving to increase capital stock in the amount considered necessary.
27. SHARE PREMIUM
The balance of this heading in the consolidated balance sheet amounts to €12,770 million and includes, inter alia, the amounts of the share premiums arising from the capital increases, in particular the capital increase in 2007 for an amount of €3,191 million (see Note 26), as well as the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A., amounted to €641 million.

The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.
28. RESERVES
The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of euros
	June-08	December-07

Legal reserve	367	348
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares	609	912
Restricted reserve for redenomination of capital in euros	2	2
Revaluation Royal Decree-Law 7/1996	84	85
Voluntary reserves	1,949	822
Consolidation reserves attributed to the Bank, dependents consolidated companies	6,241	3,803

Total	9,340	6,060

28.1. Legal reserve:
Under the revised Corporations Law, 10% of profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of June 30, 2008. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.
Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.
28.2. Restricted reserves:
Pursuant to the Consolidated Spanish Companies Law, the respective restricted reserves were recorded in relation to the reduction of the par value of each share in April 2000, the treasury shares held by the bank at each period-end, and the customer loans outstanding at those dates that were granted for the purchase of, or are secured by, Bank shares.
Pursuant to Law 46/1998 on the introduction of the euro, the respective restricted reserves were recorded in relation to the redenomination of capital in euros.
28.3. Revaluation royal decree-law 7/1996 (asset revaluations and regularisations):
Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the asset revaluations and regularisations provisions of the applicable enabling legislation. In addition, on December 31, 1996, the Banco Bilbao Vizcaya revalued its tangible assets pursuant to Royal Decree-Law 7/1996 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing measurements. The resulting increases in the cost and accumulated depreciation of tangible assets and, where appropriate, in the cost of equity securities, were allocated as follows:

Millions of euros
June-08

Legal revaluations and regularisations of tangible assets:
Cost	187
Less:
Single revaluation tax (3%)	(6)
Balance as of December 31, 1999	181
Adjustment as a result of review by the tax authorities in 2000	(5)
Transfer to voluntary reserves	(92)

Total	84

Following the review of the balance of the account Revaluation Reserve Royal Decree-Law 7/1996 by the tax authorities in 2000, this balance can only be used, free of tax, to offset recorded losses and to increase capital until January 1, 2007. From that date, the remaining balance of this account can also be taken to unrestricted reserves, provided that the surplus has been depreciated or the revalue assets have been transferred or derecognised.

28.4 Reserves and losses at consolidated companies:
The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
	June-08	December-07

Fully and proportionately consolidated companies	7,679	5,548

BBVA Bancomer Group	3,478	2,782
Provida Group	331	264
BBVA Banco Provincial Group	198	84
BBVA Continental Group	96	79
BBVA Puerto Rico Group	66	43
BBVA USA Bancshares Group	12	23
BBVA Chile Group	(84)	(109)
BBVA Portugal Group	(225)	(236)
BBVA Colombia Group	(264)	(313)
BBVA Banco Francés Group	(294)	(441)
BBVA Luxinvest, S.A.	1,232	1,295
Corporación General Financiera, S.A.	1,142	965
BBVA Seguros, S.A.	862	681
Anida Grupo Inmobiliario, S.L.	346	296
Cidessa Uno, S.L.	298	197
BBVA Suiza, S.A.	222	197
BBVA Asset Management, S.A., SGIIC (*)	156	70
Bilbao Vizcaya Holding, S.A.	150	104
Finanzia, Banco de Crédito, S.A.	144	139
Cartera e Inversiones, S.A., CIA DE	121	(10)
Banco de Crédito Local, S.A.	(243)	(243)
BBVA International Investment Corporation	(416)	(424)
Rest	351	105

For using the equity method:	459	451

Corp. IBV Participaciones Empresariales, S.A.	437	428
Rest	22	23

Total	8,138	5,999

(*)	Former BBVA Gestión, S.A. SGIIC
For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the period in which they took place.
In the individual financial statements of the subsidiaries giving rise to the balances recorded under the “Reserves and Losses at Consolidated Companies—Fully and Proportionately Consolidated Companies” shown in the foregoing table, as of June 30, 2008 and December 31, 2007, €2,109 million and €1,706 million were treated as restricted reserves, all of which are reflected as restricted reserves for Parent Company shares.
29. TREASURY SHARES
For the six months ended June 30, 2008 and 2007 the Group companies performed the following transactions involving Bank shares:

	Number of	Millions of
	shares	euros

Balance as of January 1, 2008	15,836,692	389
+ Purchases	535,893,548	7,813
- Sales	(512,159,773)	(7,527)
+/- Other	—	—
- Derivatives over BBVA shares	—	(3)

Balance as of June 30, 2008	39,570,467	672

		Millions of
	Number of shares	euros

Balance as of January 1, 2007	8,306,205	147
+ Purchases	333,585,639	6,167
- Sales	(323,429,031)	(5,995)
+/- Other	—	12
- Derivatives over BBVA shares	—	(92)

Balance as of June 30, 2007	18,462,813	239

As of June 30, 2008 and 2007 and December 31, 2007 the shares of Banco Bilbao Vizcaya Argentaria S.A. held by the Bank and certain consolidated companies, were as follows:

		Number of
DATE	COMPANY	Shares	% CAPITAL

	BBVA	1,312,163	0.035%
	Corporación General Financiera	38,252,870	1.021%
	Other	5,434	0.000%

June 30, 2008	Total	39,570,467	1.056%

		Number of
DATE	COMPANY	Shares	% CAPITAL

	BBVA	291,850	0.008%
	Corporación General Financiera	15,525,688	0.414%
	Other	19,154	0.001%

December 31, 2007	Total	15,836,692	0.423%

The average purchase price of the Bank’s shares for the six months ended June 30, 2008 was €14.58 per share and the average selling price of the Bank’s shares for the six months ended June 30, 2008 was €14.34 per share.
The average purchase price of the Bank’s shares for the year 2007 was €17.53 per share and the average selling price of the Bank’s shares for the year 2007 was €17.51 per share.
The net gains or losses on transactions with treasury shares were recognized in equity under the heading “Stockholders’ Equity-Reserves” of the consolidated balance sheet. As of June 30, 2008, and the year 2007 the transactions involving treasury shares amounted a loss of €128 million and € 4 million, respectively.
For the six months ended June 30, 2008 the Group’s treasury shares ranged between a minimum of 0.318% and a maximum of 2.622% of share capital (between 0.136% and 1.919% in 2007).
The number of shares of BBVA S.A. accepted in pledge as of June 30, 2008 and as of December 31, 2007 was 85,561,203 and 96,613,490, respectively. The nominal value per share was €0.49, representing the 2.28% and 2.58%, of share capital as of June 30, 2008 and December 31, 2007, respectively.
The number of BBVA shares in possession of third parties that are managed by the Group companies as of June 30, 2008 and December 31, 2007, was 103,796,655 and 105,857,665, respectively. The nominal value per share was €0.49, representing the 2.8% and 2.8% of share capital as of June 30, 2008 and December 31, 2007, respectively.
30. TAX MATTERS
A) Consolidated tax group
Pursuant to current legislation, the Consolidated Tax Group includes Banco Bilbao Vizcaya Argentaria, S.A., as the Parent company, and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated income of corporate groups.
The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.
B) Years open for review by the tax authorities
As of June 30, 2008, the Consolidated Tax Group had 2001 and subsequent years open for review by the tax authorities for the main taxes applicable to it.
In general, the other Spanish consolidated companies, except for those at which the statute-of-limitations year has been interrupted by the commencement of a tax audit, have the last four years open for review by the tax authorities for the main taxes applicable to them.

In 2005, as a result of the tax audit conducted by the tax authorities, tax assessments were issued against several Group companies for the years up to and including 2000, some of which were signed on a contested basis. After considering the temporary nature of certain of the items assessed, the amounts, if any, that might arise from these assessments were provisioned.
Also, in 2006 and 2005, notification was received of the commencement of tax audits for 2001 to 2003 for the main taxes to which the Tax Group is subject. These tax audits had not been completed as of June 30, 2008.
In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise there from would not materially affect the accompanying Group’s interim consolidated financial statements.
C) Reconciliation
The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognized in the accompanying consolidated income statement was as follows:

	Millions of euros
	June-08	June-07

Corporation tax (*)	1,347	1,528
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(255)	(274)
Other items net	1	(93)
Net increases (decreases) due to temporary differences	119	(3)
Charge for income tax and other taxes	1,212	1,158
Deferred tax assets and liabilities recorded (utilised)	(119)	3
Income tax and other taxes accrued in the year	1,093	1,161
Adjustments to prior years’ income tax and other taxes	120	16

Income tax and other taxes	1,213	1,177

(*)	Tax rate 30% in 2008 and 32.5% as in 2007.
The effective tax rate was as follows:

	Millions of euros
	June-08	June-07

Consolidated Tax Group	2,030	2,776
Other Spanish entities	68	6
Foreign entities	2,393	1,919

	4,491	4,701

Income tax	1,213	1,177

Effective tax rate	27.02%	25.04%

D) Deferred taxes
The balance of the heading “Tax Assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets; in turn, the balance of the heading “Tax Liabilities” in the accompanying consolidated balance sheets includes the liability relating to the Group’s various deferred tax liabilities.
The main concepts for which the Group’s companies have recognized deferred tax assets have been to provisions for pensions and similar obligations with personnel, for an amount of €17 millions as of June 30, 2008 in the case of BBVA Bancomer, S.A. de C.V. and €1,466 millions as of June 30, 2008 for BBVA and loan loss provisions for an amount of €286 millions as of June 30, 2008 in the case of BBVA Bancomer, S.A. de C.V. and €802 millions as of June 30, 2008 for BBVA.

Concerning taxes recognized in total equity, BBVA has recognized a charge in equity of €484 million and €1,312 million as June 30, 2008 and December 31, 2007, respectively, and a recognized credit in equity of €154 million and €75 million as June 30, 2008 and December 31, 2007, respectively, constituting the major part of the deferred taxes of this nature.
As a result of the tax reforms enacted in Spain in 2006, including, inter alia, the modification of the standard income tax rate, which was set at 32.5% for 2007 and at 30% for 2008 and subsequent years, Spanish companies have adjusted their deferred tax assets and liabilities on the basis of tax rates that are expected to apply when they are recovered or settled.
The Group has registered the effects of this regulation in 2006 with charge to the heading “Income tax” in the consolidated income statement and the heading “Reserves” in the consolidated balance sheet and with credit to the heading “Valuation Adjustments” in the consolidated balance sheet.
Also, the calculated effect of this regulation is recorded under the heading “Income tax” in the consolidated income statement for the year 2007.
31. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Following is a comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values as of June 30, 2008 and December 31, 2007:

	Millions of euros
	June-08		December-07
	Book value	Fair value	Book value	Fair value

Assets
Cash and balances with central banks	12,393	12,393	22,581	22,581
Financial assets held for trading	58,862	58,862	62,336	62,336
Other financial assets at fair value through profit or loss	1,108	1,108	1,167	1,167
Available-for-sale financial assets	46,199	46,199	48,432	48,432
Loans and receivables	356,788	362,466	338,243	345,256
Held-to-maturity investments	5,402	5,028	5,584	5,334
Hedging derivatives	1,434	1,434	1,050	1,050
Liabilities
Financial liabilities held for trading	23,495	23,495	19,273	19,273
Other financial liabilities at fair value through profit or loss	366	366	449	449
Financial liabilities at amortised cost	428,429	424,221	429,204	425,265
Hedging derivatives	3,291	3,291	1,807	1,807

The fair value of “Cash and Balances with Central Banks” is the same that the book value because it is short-terms operations. The fair value of the “Held-to-Maturity Investments” corresponds with the quoted market price. The fair value of “Loans and Receivables” and “Financial Liabilities at Amortized Cost” was estimated by discounting the expected cash flows using the markets interest rates at each year-end.
32. FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES
The memorandum items “Contingent Exposures” and “Contingent Commitments” in the consolidated balance sheets include the amounts that would be payable by the consolidated entities on behalf of third parties if the parties originally obliged to pay fail to do so, in connection with the commitments assumed by those entities in the course of their ordinary business.

The breakdown of the balances of these items as of June 30, 2008 and December 31, 2007 was as follows:

	Millions of euros
	June-08	December-07

Contingent exposures -
Collateral, bank guarantees and indemnities	68,808	56,983
Rediscounts, endorsements and acceptances	80	58
Other	8,775	8,804

	77,663	65,845

Contingent commitments -
Drawable by third parties:	98,495	101,444
Credit institutions	2,264	2,619
General government sector	3,930	4,419
Other resident sectors	39,801	42,448
Non-resident sector	52,500	51,958
Other commitments	6,771	5,496

	105,266	106,940

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.
Income from the guarantee instruments is recorded under the heading “Fee and Commission Income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 40).
In the six months ended June 30, 2008 and 2007 no issuances of debt securities carried out by associate entities, jointly controlled entities (accounted for using the equity method) and non Group entities have been guaranteed.
33. ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS
As of June 30, 2008 and December 31, 2007, the face amount of the assets owned by the consolidated entities pledged as security for own transactions, amounted to €66,403 million and €58,406 million, respectively, and related basically to the pledge of certain assets as security for financing liabilities with the Bank of Spain and to a portion of the assets assigned to mortgage bond issues (Note 21.4), which pursuant to the Mortgage Market Law are admitted as security for obligation to third parties.
As of June 30, 2008 and December 31, 2007, there were no additional assets assigned to own or third-party obligations to those described in the different headings of these financial statements.
34. OTHER CONTINGENT ASSETS
As of June 30, 2008 and December 31, 2007, there were no significant contingent assets registered in the financial statements attached.
35. PURCHASE AND SALE COMMITMENTS
The financial instruments sold with a commitment to subsequently repurchase them are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties. As of June 30, 2008, the consolidated entities had sold financial assets totalling €40,911 million, with a commitment to subsequently repurchase them.
The financial instruments acquired with a commitment to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the sale is considered credit given to third parties. As of June 30, 2008, the consolidated entities had purchased financial instruments totalling €10,087 million, with a commitment to subsequently resell them.

36. TRANSACTIONS FOR THE ACCOUNT OF THIRD PARTIES
As of June 30, 2008 and December 31, 2007, the detail of the most significant items composing this heading was as follows:

	Millions of euros
	June-08	December-07

Financial instruments entrusted by third parties	542,483	567,263
Conditional bills and other securities received for collection	5,359	20,824
Securities received in credit	314	632

The off balance sheet customer funds as of June 30, 2008 and December 31, 2007, were as follows:

	Millions of euros
	June-08	December-07

Off balance sheet customer funds	140,056	165,314
- Commercialised and managed by the Group:
- Investment companies and mutual funds	50,690	63,487
- Pension Funds	50,703	59,143
- Saving on insurance contracts	10,562	10,437
- Customer portfolios managed (*)	27,967	31,936

- Commercialised by the Group, managed by third parties outside the Group:
- Investment companies and mutual funds	109	156
- Pension Funds	25	128
- Saving on insurance contracts	—	27

(*)	The amounts corresponding to customer portfolios managed on a discretionary basis as of June 30, 2008 and December 31, 2007 were €14,138 million and €18,904 million, respectively.
37. INTEREST INCOME AND EXPENSE AND SIMILAR ITEMS
37.1. Interest and similar income
The breakdown of the most significant interest and similar income earned by the Group for the six months ended June 30, 2008 and 2007 is as follows:

	Millions of euros
	June-08	June-07

Central Banks	225	225
Loans and advances to credit institutions	639	800
Loans and advances to other debtors	11,249	8,673
General government	365	322
Resident sector	5,416	4,265
Non resident sector	5,468	4,086
Debt securities	1,908	1,575
Traiding	1,113	906
Investment	795	669
Rectification of income as a result of hedging transactions	111	60
Insurance activity	448	372
Other income	176	164

Total	14,756	11,869

The breakdown of this heading of the accompanying income statements by geographical areas was as follows:

	Millions of euros
	June-08	June-07

Domestic	7,685	6,294
Foreign
European Union	932	782
OECD	4,152	3,246
Rest of Countries	1,987	1,547

Total	14,756	11,869

Of which:
BBVA
Domestic	7,022	5,632
Foreign
European Union	459	332
OECD	88	137
Rest of Countries	196	181

Total	7,765	6,282

37.2. Interest expense and similar charges
The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	June-08	June-07

Bank of Spain and other central banks	235	146
Deposits from credit institutions	1,535	1,405
Deposits from other creditors	4,442	3,464
Debt certificates	1,818	1,744
Subordinated liabilities	525	356
Rectification of expenses as a result of hedging transactions	95	(232)
Cost attributable to pension funds (Note 24)	130	123
Insurance activity	186	134
Other charges	84	75

Total	9,050	7,215

37.3. Averages return on investments and average borrowing cost
The detail of the average return on investments for the six months ended June 30, 2008 and 2007 is as follows:

	Millions of euros
	June 08			June 07
	Average		Interest	Average		Interest
	Balances	Income	Rates (%)	Balances	Income	Rates (%)

ASSETS
Cash and balances with central banks	13,130	225	3.45	15,015	225	3.02
Securities portfolio and derivatives (*)	114,804	2,667	4.67	102,384	2,211	4.36
Loans and advances to credit institutions	24,876	690	5.58	30,261	829	5.52
Euros	16,356	469	5.76	20,037	475	4.78
Foreign currency	8,520	222	5.24	10,224	354	6.98
Loans and advances to customers	317,069	11,312	7.17	265,896	8,714	6.61
Euros	221,638	6,323	5.74	199,817	4,932	4.98
Foreign currency	95,431	4,989	10.51	66,079	3,781	11.54
Other finance income	—	103	—	—	88	—
Other assets	30,060	—	—	24,179	—	—

ASSETS/FINANCE INCOME	499,938	14,997	6.03	437,735	12,067	5.56

(*)	Include the income from equity instruments (Note 38)

The average borrowing cost for the six months ended June 30, 2008 and 2007 was as follows:

	Millions of euros
	June 08			June 07
	Average		Interest	Average		Interest
	Balances	Cost	Rates (%)	Balances	Cost	Rates (%)

LIABILITIES
Deposits from central banks and credit institutions	73,906	1,883	5.12	60,071	1,534	5.15
Euros	31,528	799	5.10	26,061	572	4.43
Foreign currency	42,377	1,084	5.14	34,010	962	5.70
Customer deposits	243,230	4,451	3.68	207,448	3,395	3.30
Euros	129,820	2,355	3.65	116,843	1,570	2.71
Foreign currency	113,410	2,080	3.69	90,605	1,811	4.03
Marketable securities and subordinated liabilities	100,531	2,505	5.01	97,568	2,088	4.32
Euros	81,061	2,045	5.07	83,276	1,694	4.10
Foreign currency	19,470	460	4.75	14,292	394	5.56
Other finance expenses	—	212	—	—	198	—
Other liabilities	55,041	—	—	49,791	—	—
Equity	27,230	—	—	22,857	—	—

LIABILITIES + EQUITY/ FINANCE EXPENSE	499,938	9,050	3.64	437,735	7,215	3.32

The changes in the headings of financial income and income from equity instruments (Note 38), and the financial expense for the six months ended June 30, 2008 and 2007 are determined by the variation in prices (price effect) and the variation in the activity volume (volume effect), as detailed as follows:

	Millions of euros
	Volume Price-Effect June-08/June-07
	Volume	Price Effect
	Effect (1)	(2)	Total Effect

Cash and balances with central banks	(27)	27	—
Securities portfolio and derivatives	282	174	455
Loans and advances to credit institutions	(144)	5	(138)
Euros	(85)	79	(6)
Foreign currency	(57)	(75)	(132)
Loans and advances to customers	1,734	864	2,599
Euros	569	822	1,391
Foreign currency	1,710	(502)	1,208
Other financial income	—	14	14

FINANCE INCOME	1,791	1,140	2,930

Deposits from central banks and credit institutions	364	(15)	349
Euros	124	103	227
Foreign currency	243	(121)	122
Customer deposits	608	448	1,056
Euros	184	601	785
Foreign currency	468	(199)	269
Marketable securities and subordinated liabilities	75	341	416
Euros	(36)	386	350
Foreign currency	146	(80)	66
Other finance expense	—	14	14

FINANCE EXPENSE	1,071	764	1,835

NET INTEREST INCOME			1,095

(1)	The volume effect is calculated by multiplying the interest rate for the first year by the difference between the average balances for the two periods.

(2)	The price effect is calculated by multiplying the average balance for the second year by the difference between the interest rates for the two periods.

38. INCOME FROM EQUITY INSTRUMENTS
The amount recorded under this heading in the accompanying consolidated income statements relates in full to dividends from other shares and equity instruments. The breakdown is as follows:

	Millions of euros
	June-08	June-07

Dividends from other shares and other equity instrument
Held for investment	175	110
Held for trading	66	88

Total	241	198

39. SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
The profit contributed by the entities accounted for using the equity method in the six months ended June 30, 2008 and 2007 amounted to €173 million and €103 million, respectively. The most significant entities that form this heading are the following:

	Millions of euros
	June-08	June-07

Corporación IBV Participaciones Empresariales, S.A.	145	78
CITIC International Financial Holding Limited CIFH	22	9

40. FEE AND COMMISSION INCOME
The breakdown of the balance of this heading in the accompanying consolidated statements of income is as follows:

	Millions of euros
	June-08	June-07

Commitment fees	28	27
Contingent liabilities	118	114
Documentary credits	21	18
Bank and other guarantees	97	96
Arising from exchange of foreign currencies and banknotes	11	11
Collection and payment services	1,313	1,235
Securities services	983	1,026
Counselling on and management of one-off transactions	6	8
Financial and similar counselling services	11	9
Factoring transactions	13	13
Non-banking financial products sales	52	36
Other fees and commissions	242	241

Total	2,777	2,720

41. FEE AND COMMISSION EXPENSES
The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	June-08	June-07

Brokerage fees on lending and deposit transactions	5	3
Fees and commissions assigned to third parties	302	295
Other fees and commissions	122	140

Total	429	438

42. GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)
The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	June-08	June-07

Financial assets held for trading	280	393
Other financial instruments at fair value through profit or loss	17	28
Other financial instruments not valued at fair value through profit or loss	1,401	1,305
Available for sale financial assets(*)	1,394	1,246
Loans and receivables	7	59
Other	46	44
Total	1,744	1,770

(*)	June 2008 includes €727 million from the gains obtained in the disposal of the interest ownership in Bradesco as well €26 million from the gains obtained in the sale of the client portfolio of the Miami branch. June 30, 2007 includes €847 million from the gains obtained in the disposal of the interest ownership in Iberdrola, S.A
43. OTHER OPERATING INCOME AND EXPENSES
The detail of the heading “Other operating income” of the accompanying consolidated income statements was as follows:

	MillIons of euros
	June-08	June-07

Income on insurance and reinsurance contracts	1,453	1,243
Financial income from non-financial services	228	369
Rest of operating income	185	115

Total	1,866	1,727

The detail of the heading “Other operating expenses” of the accompanying income statements was as follows:

	Millions of euros
	June-08	June-07

Expenses on insurance and reinsurance contracts	1,403	1,217
Changes in inventories	195	256
Rest of operating expenses	298	209

Total	1,896	1,681

The item “Rest of operating expenses” includes the contribution in Spain to the Deposits Guarantee Fund for an amount of €118 million and €110 million in the six months ended June 30, 2008 and 2007, respectively.
44. ADMINISTRATION COST
44.1 Personal Expenses
The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	June-08	June-07

Wages and salaries	1,796	1,557
Social security costs	288	271
Transfers to internal pension provisions (Note 24)	31	34
Contributions to external pension funds (Note 24)	33	28
Other personnel expenses	200	185

Total	2,348	2,075

As of June 30, 2008 certain Group companies implemented corporate programs for the acquisition of shares with discount of Banco Bilbao Vizcaya Argentaria S.A. The cost of these programs is recognised under the heading “Other personnel expenses”.
The detail, by professional category and by geographical area, of the average number of employees for the six months ended June 30, 2008 and December 31, 2007, is as follows:

	Average number of employees
	June-08	December-07

Spanish banks
Executives	1,074	1,102
Other line personnel	21,517	21,672
Clerical staff	6,450	6,849
Abroad branches	751	745

	29,792	30,368

Companies abroad
Mexico	27,222	26,568
Venezuela	6,025	5,793
Argentina	4,201	3,955
Colombia	4,395	4,639
Peru	3,635	3,349
United States	12,161	6,767
Other	4,872	4,780

	62,511	55,851

Pension fund managers	8,577	8,969
Other non-banking companies	11,293	9,327

Total	112,173	104,515

The detail, by professional category and by gender, of the average number of employees for the six months ended June 30, 2008,and 2007 is as follows:

	June-08
	Average number of		June-07
	employees		Average number of employees
	Men	Women	Men	Women

Executives	1,619	313	1,671	318
Other line personnel	26,342	17,561	23,527	15,685
Clerical staff	31,178	35,160	27,891	31,451

Total	59,139	53,034	53,089	47,454

Of which:

BBVA	17,172	11,909	17,789	11,770

Equity-instrument-based employee remuneration -
At the Annual General Meeting held on March 18, 2006, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (“the Plan”). The Plan has a term of three years from 1 January 2006 and will be settled in the first half of 2009.
Under this Plan the Bank promises to deliver ordinary shares of BBVA to the members of the Group’s management team (including executive directors and management committee members of BBVA). A number of “theoretical shares” will be allocated to the beneficiaries based on the annual variable remuneration earned by each member in the last three years and on their level of responsibility. This number will serve as the basis for the calculation of the BBVA shares that will be delivered, as the case may be, when the Plan expires. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “theoretical shares” allocated by a coefficient ranging from 0 to 2. The value of the coefficient established by comparing the performance of the Total Shareholder Return (TSR) — share appreciation plus dividends - of the Bank over the term of the Plan with the performance of the same indicator for 13 leading European banks. The amount of the obligation that will be registered in the consolidated financial statements will be determined by multiplying the number of the shares by the estimated average price at the moment of the liquidation of the Plan. (€15.02 at the moment of approved the Plan).

Both TSR and estimated average price per share were considered market variations at the moment of calculated the cost of the Plan when the Plan was initiated (Note 2.2.20). The value of the TSR calculated by Montecarlo simulations was €0.896, while the calculation of the estimated average price was of €15.02.
As of June 30, 2008, the estimated number of theoretical shares for the Group as a whole, including executive directors and BBVA’s Management Committee members (see Note 50), was 9,623,002, representing 0.257% of the Bank’s share capital.
As of June 30, 2008, the total accrued amount during the Plan’s life is €130 million. For the six months ended June 30, 2008 the expense amounted to €19 million and was recognized under the heading “Personnel Expenses — Other” in the Group’s consolidated income statement with charge to “Equity-Other equity instrument-Rest” in the consolidated balance sheet as of June 30, 2008, net of tax effect.
Compass long term incentive plan -
The board of directors of Compass Bancshares (“Compass”) approved a long term restricted share plan to provide incentives to certain officers and key employees of Compass Bancshares and its subsidiaries. This plan enters into effect in 2008 and duration of three years.
The plan represents an obligation by Compass Bancshares to deliver an equivalent number of BBVA American Depository Shares that are not permitted to be sold, transferred, pledged or assigned during a designated restriction period, but which otherwise have voting and dividend rights associated with BBVA American Depository Shares during the restriction period and/or the assignation of restricted share units, representing each of these units the obligation of Compass to deliver an equivalent number of ADS once the restriction period has ended assuming the compliance with certain requirements.
The initial maximum number of BBVA American Depository Shares available for distribution under the Compass Restricted Share Plan is 1,320,911 (1 ADS is equivalent to one BBVA ordinary share) representing a 0.035% of the share capital of the bank.
As of June 30, 2008 only “restricted share units” have been assigned. As of June 30, 2008 1,190,643 restricted share units have been assigned to 467 employees and have restriction periods that will lapse during 2009, 2010, and 2011, representing 0.032% of the banks share capital.
The amount of expense associated with the above-described awards that has been accrued and recognized under the heading “Personnel expenses — Other personnel expenses” of the consolidated income statement for the six months ended June 30, 2008 amounted to $4.3 million (€2.8 million), been recognized net of the correspondent tax effect in the heading “Stockholder’s equity — Other equity instruments” of the consolidated balance sheet as of June 30, 2008.
44.2 Other General Administrative Expenses
The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	June-08	June-07

Technology and systems	290	266
Communications	125	112
Advertising	135	112
Property, fixtures and materials	294	243
Taxes	169	127
Other expenses (*)	460	618

Total	1,473	1,478

(*)	As of June 30, 2007, this heading includes €200 millions corresponding to BBVA contribution (to non-recoverable fund) to Fundación BBVA para las microfinanzas (a microcredit foundation).
The heading “Property, Fixtures and Materials” includes expenses relating to the rent of buildings which amounted to €130 million for the six months ended June 30, 2008. The consolidated companies do not expect to terminate the rent contracts early.
45. IMPAIRMENT LOSSES OF OTHER ASSETS (NET)
As of June 30, 2008 and 2007 the heading “Impairment losses of other assets (net)” amounted to €5 million and €1 million, respectively.

46. GAINS (LOSSES) IN WRITTEN OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE
The composition of this heading of the accompanying consolidated income statement is:

	Millions of euros
	June-08	June-07

Gains:
Disposal of tangible assets	9	1
Disposal of intangible assets and other	19	22
Losses:
Disposal of tangible assets	—	(6)
Disposal of intangible assets and other	(7)	(13)

Total	21	4

47. GAINS AND LOSSES IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS
For the six months ended June 30, 2008 the gains for disposal of non current assets held for sale amounted to €67 million, including a €61.3 million gain recognized for the sale of buildings property of BBVA Bancomer, S.A. de CV in Mexico City (See Note 15), while the impairment of non current assets held for sale amounted to €16 million.
For the six months ended June 30, 2007 this heading includes a €235 million gain obtained from the sale of the following buildings that were property of BBVA: Castellana 81, Goya 14 and Hortaleza-Via de los Poblados (all of them in Madrid). The amount obtained for the sale of the aforementioned buildings amounted to €459 million. Derived from this accord, in the 2nd half of 2007 BBVA proceeded to the sale of the building located in Alcala 16 in Madrid.
48. ACCOUNTANTS FEES AND SERVICES
The detail of the fees during the first half of 2008 for the services provided to the Group companies by their respective accountants was as follows:

Millions of euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	7.5
Fees for audits conducted by other firms	—
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	2.6

The detail of the other services provided to the various Group companies for the six months ended June 30, 2008 was as follows:

Millions of euros

Firms belonging to the Deloitte worldwide organisation	0.7
Other firms	1.8

The services provided by our accountants meet the independence requirements established in Law 44/2002, of 22 November, on Measures Reforming the Financial System and in the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC), and accordingly they did not include the performance of any work that is incompatible with the auditing function.
49. RELATED PARTY TRANSACTIONS
BBVA and other entities of the Group in their condition of financial entities maintain transactions with related parties in the normal course of their business. All these transactions are of no relevance and are performed in market conditions.
49.1 Significant transactions with shareholders
As of June 30, 2008 the balance of the transactions maintained with significant shareholder’s (see Note 26) correspond to “Deposits from other creditors” for an amount of €7.5 million and “Loans and advances to other debtors” for an amount of €3.1 million, all of them under normal market conditions.

49.2 Transactions with bbva group
The balances of the main aggregates in the consolidated financial statements arising from the transactions carried out by the Group with associated and jointly controlled companies accounted for using the equity method (Note 2.1.b), as of June 30, 2008 and December 31, 2007 were as follows:

	Millions of euros
	June-08	December-07

Assets:
Loans and advances to credit institutions	31	—
Loans and advances to other debtors	589	610
Liabilities:
Deposits from credit institutions	—	32
Deposits from other creditors	25	55
Debt certificates	437	440
Memorandum accounts:
Contingent exposure	36	129
Contingents commitments	391	443

The balances of the main aggregates in the consolidated income statements resulting from transactions with associated and jointly controlled entities that consolidated by the equity method as of June 30, 2008 and 2007, were as follows:

	Millions of euros
	June-08	June-07

Statement of income:
Financial Revenues	16	12
Financial Expenses	9	8

There are no other material effects on the consolidated financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1.b), and from the insurance policies to cover pension or similar commitments (as described in Note 24).
The notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately €64 million and to €74 million as of June 30, 2008 and December 31, 2007, respectively.
In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.
49.3 Transactions with key entity personnel
The information on the remuneration of key personnel (members of the Board of Directors of BBVA and of the Management Committee) is included in Note 50.
The amount disposed of the loans granted to members of Board of Directors as of June 30, 2008 and 2007 totalled €63 thousand and €81 thousand, respectively.
The amount disposed of the loans granted as of June 30, 2008 and 2007 to the Management Committee, excluding the executive directors, amounted to €3,123 thousand and €3,317 thousand, respectively. As of June 30, 2008 and 2007, guarantees provided on behalf of members of the Management Committee amounted to €13 thousand in both periods of time.
As of June 30, 2008 and 2007, the amount disposed of the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA and of the Management Committee) totalled €24,399 thousand and €11,888 thousand, respectively. As of June 30, 2008 and 2007, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €17,237 and €17,487 thousand, respectively.
49.4 Transactions with other related parties
As of June 30, 2008, the company does not present any transaction with other related parties that doesn’t belong to the normal course of their business, that is not under market conditions and that is relevant for the financial situation and income of the entity for the presentation of the financial situation of the entity.

50. REMUNERATION OF THE BANK’S DIRECTORS AND SENIOR MANAGEMENT
- Remuneration of non-executive directors
The remuneration paid to the non-executive members of the Board of Directors during the six months ended June 30, 2008 is indicated below. The figures are given individually for each non-executive director and itemised in thousand euros:

	Thousands of euros
		Standing			Appoinments and
	Board	Committee	Audit	Risk	Compensation	Total

Tomás Alfaro Drake	64	—	36	—	—	100
Juan Carlos Álvarez Mezquíriz	64	83	—	—	22	169
Rafael Bermejo Blanco	64	—	89	54	—	207
Richard C. Breeden	175	—	—	—	—	175
Ramón Bustamante y de La Mora	64	—	36	54	—	154
José Antonio Fernández Rivero (*)	64	—	—	107	—	171
Ignacio Ferrero Jordi	64	83	—	—	22	169
Román Knörr Borrás	64	83	—	—	—	147
Carlos Loring Martínez de Irujo	64	—	36	—	54	154
Enrique Medina Fernández	64	83	—	54	—	201
Susana Rodríguez Vidarte	64	—	36	—	22	122

Total	815	332	233	269	120	1,769

(*)	Mr José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €326 thousand during the six months ended 2008 in early retirement payments as a former member of the BBVA management.
- Remuneration of executive directors
The remuneration paid to the non-executive members of the Board of Directors during the six months ended June 30, 2008 is indicated below. The figures are given individually for each non-executive director:

	Thousands of euros
	Fixed	Variable	Total
	remunerations	remunerations (*)	(**)

Chairman & CEO	965	3,802	4,767
President & COO	714	3,183	3,897
Company Secretary	334	886	1,220

Total	2,013	7,871	9,884

(*)	Figures relating to variable remuneration for 2007 paid in 2008.

(**)	In addition, the executive directors received remuneration in kind during 2008 totalling €28 thousand, of which €8 thousand relates to Chairman & CEO, €11 thousand relates to President & COO and €9 thousand to Company Secretary.
- Remuneration of the members of the management committee
The remuneration paid during the six months ended June 30, 2008 to the members of BBVA’s Management Committee, excluding executive directors, comprised €3,417 thousand in fixed remuneration and €13,320 thousand in variable remuneration accrued in 2007 and paid in 2008.
In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling €127 thousand in the six months ended June 30, 2008.
This paragraph includes information on the members of the Management committee as of June 30, 2008, excluding the executive directors.
- Pension commitments
The provisions to cater for pension and similar commitments to executive directors for the six months ended June 30, 2008 were as follows:

Thousands of euros

Chairman & CEO	67,042
President & COO	49,738
Company Secretary	8,278

Total	125,058

Of this aggregate amount, €10,446 thousand were charged to the income of the six months ended June 30, 2008. Most of these commitments were insured under policies with BBVA as beneficiary, underwritten by an insurance company belonging to the Group. These insurance policies were matched to financial assets in compliance with Spanish legal regulations. The internal return on the insurance policies associated to the aforementioned commitments for the six months ended June 30, 2008 was €2,546 thousand, which partly offset the amount allocated to provisions during the same period.
Insurance premiums amounting to €79 thousand were paid on behalf of the non-executive directors on the Board of Directors.
The provisions charged as of June 30, 2008 for post-employment commitments for the Management committee members, excluding executive directors, amounted to €43,567 thousand. Of these, €8,746 thousand were charged against earnings. The internal return on the insurance policies associated to said commitments was €661 thousand, for the six months ended June 30, 2008, which partly offset the amount allocated to provisions during the year.
- Long-term plan for remuneration with shares (2006-2008) for executive directors and members of the management committee
The AGM, 18th March 2006, approved a long-term plan for remuneration of executives with shares for the period 2006-2008. The plan was for members of the management team, including the executive directors and members of the Management committee and will be paid out in the second half of 2009.
The plan allocated each beneficiary a certain number of theoretical shares as a function of their variable pay and their level of responsibility. At the end of the plan, the theoretical shares are used as a basis to allocate BBVA shares to the beneficiaries, should the initial requirements be met.
The number of shares to be delivered to each beneficiary is determined by multiplying the number of theoretical shares allocated to them by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total shareholder value (TSR) during the period 2006-2008 compared against the TSR of its European peer group.
The number of theoretical shares allocated to executive directors under the AGM resolution is as follows:

Theoretical
shares

Chairman & CEO	320,000
President & COO	270,000
Company Secretary	100,000

The total number of theoretical shares allocated to the members of the Management committee on June 30, 2008, excluding the executive directors, is 1,124,166.
- Scheme for remuneration of non-executive directors with deferred delivery of shares
The Annual General Meeting, 18th March 2006, under agenda item eight, resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme that had covered these directors.
The new plan assigns theoretical shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the sixty trading sessions prior to the annual general meeting that approve the financial statements for the years covered by the scheme starting from the year 2007. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.
The AGM resolution granted the non-executive directors who were beneficiaries of the earlier scheme the possibility of converting their entitlements under the previous scheme for non-executive directors into theoretical shares. All the beneficiaries opted for this conversion.
Consequently, the non-executive directors who were beneficiaries of the new system for deferred delivery of shares, approved by the AGM, received the following number of theoretical shares:

		Accumulated theoretical
Directors	Theoretical Shares	shares

Tomás Alfaro Drake	1,407	1,407
Juan Carlos Álvarez Mezquíriz	3,283	19,491
Ramón Bustamante y de la Mora	2,982	19,923
José Antonio Fernández Rivero	3,324	9,919
Ignacio Ferrero Jordi	3,184	20,063
Román Knörr Borrás	2,871	15,591
Carlos Loring Martínez de Irujo	2,778	7,684
Enrique Medina Fernández	3,901	28,035
Susana Rodríguez Vidarte	1,952	10,511

Total	25,682	132,624

- Severance payments
The Chairman of the board will be entitled to retire as an executive director at any time after his 65th birthday and the President & COO and the Company Secretary after their 62nd birthday. They will all be entitled to the maximum percentage established under their contracts for retirement pension, and vesting their right to the pension once they reach said ages will render the indemnity agreed under their contracts null and void.
The contracts of the Bank’s executive directors (Chairman & CEO, President & COO, and Company Secretary) recognise their entitlement to be compensated should they leave their post for grounds other than their own decision, retirement, disablement or serious dereliction of duty. Had this occurred during the six months ended June 30, 2008, they would have received the following amounts: €80,833 thousand for the Chairman & CEO; €60,991 thousand for the President & COO, and €13,958 thousand for the Company Secretary.
In order to receive such compensation, directors must place their directorships at the disposal of the board, resign from any posts that they may hold as representatives of the Bank in other companies, and waive prior employment agreements with the Bank, including any senior management positions and any right to obtain compensation other than that already indicated.
On standing down, they will be rendered unable to provide services to other financial institutions in competition with the Bank or its subsidiaries for two years, as established in the board regulations.
Information on remunerations of the members of the board and the members of the management committee of the bank for the six months periods ended June 30, 2008 required in article 17 of appendix II of circular 1/2008 of the Spanish national securities market commission is as follows in the following comparative tables with the retributions perceived in the same period of the year 2007.
     Members of the board:

	Thousands of euros
Remuneration concept	June-08	June-07

Fixed remuneration	3,782	3,429
Variable remuneration	7,871	6,779
Allowances	—	—
Token payments	—	—
Transactions with shares and financial instruments	—	—
Other	433	432

Total	12,086	10,640

Thousands of euros
Other benefits	June-08	June-07

Advances	—	—
Loans granted	—	—
Post-employments plans: contributions	—	—
Post-employments plans: commitments	125,058	112,581
Life insurance premiums	—	—
Guarantees provided on behalf of the members of the board	—	—

     Management:

	Thousands of euros
	June-08	June-07

Total remuneration paid to directors and management committee	16,864	14,439

51. DETAIL OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES
As of June 30, 2008 pursuant to Article 127 third section of the Spanish Corporations Law, introduced by Law 26/2003 of 17 July amending Securities Market Law 24/1988 of 28 July, and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest. None of the directors discharge executive or administrative functions at these companies.

	Investments
Surname (s) and First Name	Company	Number of Shares	Type of Ownership Interest

Alfaro Drake, Tomás	—	—	—

Alvarez Mezquiriz, Juan Carlos	—	—	—

Bermejo Blanco, Rafael	Banco Santander	7,400	Direct
	Banco Crédito Balear	1,000	Direct
	Banco Popular Español	14,180	Direct

Breeden, Richard C.	—	—	—

Bustamante y de la Mora, Ramón	Royal Bank of Scotland	7,350	Indirect
	Banesto	4,560	Indirect
	Banco Popular Español	5,700	Indirect
	Banco Santander	7,540	Indirect
	Bankinter	3,000	Indirect

Fernández Rivero, José Antonio	—	—	—

Ferrero Jordi, Ignacio	Banco Santander	9,940	Indirect
	Banco Popular Español	32,490	Indirect
	Royal Bank of Scotland	12,911	Indirect
	Goldman Sachs	4,000	Indirect
	Citigroup	15,000	Indirect
	Sovereign	40,000	Indirect
	Banesto	20,000	Indirect

Goirigolzarri Tellaeche, José Ignacio	—	—	—

González Rodríguez, Francisco	RBC Dexia Investor Services España, S.A.	76,040	Indirect

Knörr Borrás, Román	—	—	—

Loring Martínez de Irujo, Carlos	—	—	—

Maldonado Ramos, José	—	—	—

Medina Fernández, Enrique	—	—	—

Rodríguez Vidarte, Susana	—	—	—

52. OTHER INFORMATION
On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against BBVA and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified the Bank of the commencement of a proceeding relating to these events.
On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof owing to the same events as those which gave rise to the Bank of Spain’s proceeding.

The commencement of proceedings to determine an eventual criminal liability of the individuals involved in those events, triggered the suspension of the above mentioned proceedings until a definitive criminal resolution was issued. These criminal proceedings finished by definitive court resolutions on 2007 without criminal liability for any person involved in them. The end of these criminal proceedings has allowed the re-opening of the proceedings: on 13 June, 2007 the Bank of Spain, and on 26 July 2007 the Spanish National Securities Market Commission (CNMV), notified the end of the proceeding development suspension.
On July 18, 2008, the board of the Bank of Spain sanctioned BBVA with a fine of one million euros for a serious breach as typified in article 5.p) of the “Ley de Disciplina e Intervención de las Entidades de Crédito” (Law regulating the conduct of financial entities) and also imposed various sanctions on the managers and executives responsible for such conduct none of whom are presently members of the Board of Directors, or hold executive office at BBVA.
On July 23, 2008, BBVA was notified of the fine of two million euros that the Ministry of Economy and Finance had sanctioned the entity with, as a result of the proceeding initiated by the Spanish Securities and Exchange Commission, for a very serious breach as typified in Article 99, n) of the “Ley del Mercado de Valores” (law regulating securities markets).
Both the decisions of the Bank of Spain and the Ministry of Economy and Finance in the proceeding initiated by the Spanish Securities and Exchange Commission, can be appealed.
53. SUBSEQUENT EVENTS
Since June 30, 2008 until the day of approval of theses interim consolidated financial statements no event that can have a significant effect on them has occurred.

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities		Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

AAI HOLDINGS, INC.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	321,908	150,523	26,444	106,900	17,179
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA(AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	208,779	384,354	86,200	277,750	20,404
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	—	100.00	100.00	1,893	3,289	1,412	769	1,108
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	34,782	53,930	17,176	31,962	4,792
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	9,846	6,068	2,842	936
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	113,713	5,350	102,897	5,466
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	—	51.00	225	1,752	1,052	1,078	(378)
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES	50.00	0.00	50.00	5,000	861,405	842,017	12,041	7,347
ANIDA CARTERA SINGULAR, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	5,300	5,300	—	5,300	—
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	112,477	274,816	72,960	200,877	979
ANIDA DESARROLLOS SINGULARES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	5,000	34,561	29,564	4,998	(1)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL EST. INSTR.	—	100.00	100.00	8,348	23,545	15,388	8,328	(171)
ANIDA GERMANIA IMMOBILIEN THREE, GMBH	GERMANY	REAL EST. INSTR.	—	100.00	100.00	25	6	4	12	(10)
ANIDA GERMANIA IMMOBILIEN TWO, GMBH	GERMANY	REAL EST. INSTR.	—	100.00	100.00	25	6	4	12	(10)
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	198,357	640,650	96,395	500,048	44,207
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.00	100.00	79,114	73,063	76	74,986	(1,999)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	72,161	84,463	12,302	74,127	(1,966)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	733	1,211	497	686	28
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	1,519	3,578	1,897	1,499	182
APLICA SOLUCIONES GLOBALES, S.L.	SPAIN	SERVICES	94.98	5.02	100.00	60	32,758	32,568	288	(98)
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.	MEXICO	SERVICES	100.00	—	100.00	4	40,549	35,302	3,109	2,138
APOYO MERCANTIL S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	4,107	112,546	108,439	3,193	914
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	32,735	76	31,819	840
ARGENTARIA SERVICIOS, S.A.	CHILE	FINANCIAL SERV.	100.00	—	100.00	676	1,214	5	1,167	42
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	571,776	573,633	1,858	561,885	9,890
ARIZONA KACHINA HOLDINGS, INC.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
ASSUREX, S.A.	ARGENTINA	INSURANCE	—	100.00	100.00	92	328	235	106	(13)
ATREA HOMES IN SPAIN LTD	UNITED KINGDOM	IN DISOLUTION	—	100.00	100.00	0	11	351	(340)	—
ATREA INICIATIVAS RESIDENCIALES EN INTERNET, S. A.	SPAIN	SERVICES	—	100.00	100.00	563	1,937	1,374	724	(161)
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	6,116	6,129	14	5,712	403
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM., LDA.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	7,209	59,140	49,728	9,449	(37)
BAHIA SUR RESORT, S.C.	SPAIN	IN DISOLUTION	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	980,765	853,474	111,881	15,410
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	278,916	6,932,787	6,694,892	229,412	8,483
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	58.36	9.81	68.17	288,603	8,306,812	7,837,916	439,567	29,329
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	—	100.00	100.00	88,013	4,163,070	3,825,792	324,017	13,261
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	410,506	373,021	34,836	2,649
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.08	92.08	377,357	5,927,010	5,517,217	325,849	83,944
BANCO DE CREDITO LOCAL, S.A.	SPAIN	BANKING	100.00	—	100.00	509,594	10,690,119	10,439,042	202,177	48,900
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.82	99.82	15,151	33,426	500	32,410	516
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	830,228	758,700	48,510	23,018
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,219	519,815	89,368	382,790	47,657

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit (Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,906	17,223	520	16,431	272
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.00	100.00	21,073	365,935	344,859	18,973	2,103
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	136,669	6,495,420	5,800,401	538,984	156,035
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,685	681	(1,005)	1,691	(5)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2,900	4,113	1,212	2,521	380
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	36	25	(10)	36	(1)
BANCOMER TRANSFER SERVICES, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	15,347	77,621	62,119	11,789	3,713
BANKERS INVESTMENT SERVICES, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	560	599	38	556	5
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	479,328	530,812	—	508,229	22,583
BBV SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	15,234	46,896	31,816	16,159	(1,079)
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	—	70.00	1,331	11,695	6,840	4,165	690
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	18,173	30,033	11,863	17,233	937
BBVA AMERICA FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	100	29	—	44	(15)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERV.	—	98.60	98.60	14,156	14,616	262	13,974	380
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	229,651	134,374	59,383	35,894
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	7,916,022	7,844,264	70,808	950
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.35	76.00	41,005	3,862,373	3,431,972	394,557	35,844
BBVA BANCOMER ASSET MANAGEMENT INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	38,444	33,852	(4,549)	38,393	8
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	99.99	99.99	18,143	40,410	22,264	10,973	7,173
BBVA BANCOMER HOLDINGS CORPORATION	UNITED STATES	PORTFOLIO	—	100.00	100.00	7,758	7,840	—	6,454	1,386
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	22,175	217,540	195,366	10,030	12,144
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	689	1,274	585	689	—
BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	—	100.00	100.00	481,994	504,089	22,097	433,597	48,395
BBVA BANCOMER USA	UNITED STATES	BANKING	—	100.00	100.00	14,564	99,545	84,986	18,355	(3,796)
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.00	100.00	4,451,605	58,647,870	54,196,245	3,743,037	708,588
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERV.	99.94	0.06	100.00	297	20,988	3,064	14,828	3,096
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,998,491	1,998,276	198	17
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	0	1,153,969	1,152,341	1,580	48
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	100.00	—	100.00	118,445	114,750	149	113,183	1,418
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	259,872	6,117,292	5,609,167	446,888	61,237
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERV.	—	100.00	100.00	(118)	153	271	24	(142)
BBVA CONSOLIDAR SALUD S.A.	ARGENTINA	INSURANCE	15.35	84.65	100.00	15,077	37,910	22,357	13,944	1,609
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCE	87.78	12.22	100.00	6,064	25,740	12,824	11,563	1,353
BBVA CORREDORA TECNICA DE SEGUROS BHIF LTDA.	CHILE	FINANCIAL SERV.	—	100.00	100.00	21,424	22,667	1,246	18,808	2,613
BBVA CORREDORES DE BOLSA, S.A.	CHILE	VARIABLE CAPITAL	—	100.00	100.00	22,682	190,518	167,838	21,392	1,288
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	2,186	12,360	8,542	3,444	374
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	—	100.00	30,879	34,770	—	33,291	1,479
BBVA FACTORING E.F.C., S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	126,447	5,940,245	5,681,222	230,656	28,367
BBVA FACTORING LIMITADA	CHILE	FINANCIAL SERV.	—	100.00	100.00	3,228	5,735	2,510	3,236	(11)
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	—	99.99	99.99	7,973	9,179	1,314	6,494	1,371
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,324	23,536	11,628	11,724	184
BBVA FINANCE SPA.	ITALY	FINANCIAL SERV.	100.00	—	100.00	4,648	5,470	412	5,005	53
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	—	100.00	100.00	83,947	83,978	32	78,443	5,503
BBVA FINANZIA, S.P.A	ITALY	FINANCIAL SERV.	50.00	50.00	100.00	36,465	381,795	358,729	26,269	(3,203)
BBVA FUNDOS, S.G. DE FUNDOS DE PENSOES, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	4,874	798	3,306	770
BBVA GEST, S.G. DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	6,497	704	4,971	822
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	0	610,829	607,510	3,216	103
BBVA GLOBAL MARKETS RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	3,998	1,843	1,479	676

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit (Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	37,141	66,811	16,677	45,741	4,393
BBVA INMOBILIARIA E INVERSIONES S.A.	CHILE	REAL EST. INSTR.	—	68.11	68.11	4,343	22,607	16,231	6,652	(276)
BBVA INSERVEX, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,205	1,929	227	1,442	260
BBVA INSTITUIÇAO FINANCEI.CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	43,626	377,898	342,302	34,556	1,040
BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	2,769,952	2,469,664	576,947	1,298,787	593,930
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	1	508,847	505,901	2,756	190
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,988,548	1,988,362	124	62
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERV.	33.31	66.69	100.00	287,107	369,809	4,765	357,682	7,362
BBVA INVESTMENTS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	8,696	10,586	1,880	7,166	1,540
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	—	100.00	180,381	1,728,218	1,417,519	300,774	9,925
BBVA LEASIMO — SOCIEDADE DE LOCACAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	11,576	48,796	38,481	10,222	93
BBVA LEASING S.A. COMPAÑÍA DE FINANCIAMIENTO COMERCIAL	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	8,129	17,396	9,275	8,262	(141)
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	1,501,711	75,746	1,408,176	17,789
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	60	123,671	114,986	5,805	2,880
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	99.99	—	99.99	22,598	621,379	573,898	37,251	10,230
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,365	341,597	3,961	332,107	5,529
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.98	0.02	100.00	3,907	56,382	3,773	48,730	3,879
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	—	100.00	12,922	69,492	36,048	25,938	7,506
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	501	8	486	7
BBVA PRIVANZA (JERSEY), LTD.	CHANNEL ISLANDS	NO COMMERCIAL ACTIVITY	—	100.00	100.00	20,610	23,240	8	21,984	1,248
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	—	100.00	255,804	88,462	4	88,477	(19)
BBVA RE LIMITED	IRELAND	INSURANCE	—	100.00	100.00	656	49,440	34,497	12,953	1,990
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	20,976	815,176	719,818	90,790	4,568
BBVA RENTING, SPA	ITALY	SERVICES	—	100.00	100.00	6,751	36,964	33,571	3,631	(238)
BBVA SECURITIES HOLDINGS (UK) LIMITED	UNITED KINGDOM	IN DISOLUTION	—	100.00	100.00	—	4,916	5,395	(242)	(237)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	29,850	20,365	2,789	18,461	(885)
BBVA SECURITIES LTD.	UNITED KINGDOM	IN DISOLUTION	—	100.00	100.00	2,769	6,096	—	5,531	565
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	4,726	4,911	333	4,219	359
BBVA SEGUROS COLOMBIA , S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	9,379	36,712	24,503	11,409	800
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	13,242	130,917	106,638	26,564	(2,285)
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCE	—	100.00	100.00	25,083	279,039	253,956	25,678	(595)
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERV.	—	100.00	100.00	159	3,423	557	2,509	357
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCE	94.30	5.64	99.94	414,519	11,396,847	10,528,535	735,303	133,009
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	13,489,585	13,489,206	378	1
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	16,234	6,084	5,440	4,710
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERV.	—	97.49	97.49	9,444	33,778	24,092	9,020	666
BBVA SOLUCIONES, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	2,160	3,973	3,259	1,550	(836)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	130	4,033,269	4,032,882	324	63
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SUIZA	BANKING	39.72	60.28	100.00	54,050	547,372	266,652	272,316	8,404
BBVA TRADE, S.A.	SPAIN	SERVICES	—	100.00	100.00	5,033	24,967	19,960	4,882	125
BBVA U.S.SENIOR S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	132	4,458,409	4,458,143	182	84
BBVA USA BANCSHARES, INC	UNITED STATES	PORTFOLIO	100.00	—	100.00	9,419,439	8,485,386	1,673	8,323,804	159,909

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit (Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES	—	100.00	100.00	3,411	4,111	700	2,714	697
BBVA(SUIZA) S.A. OFICINA DE REPRESENTACION	URUGUAY	BANKING	—	100.00	100.00	9	1,005	1,111	(78)	(28)
BCL INTERNATIONAL FINANCE, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	—	129,648	129,637	14	(3)
BEX AMERICA FINANCE INCORPORATED	UNITED STATES	NO ACTIVITY	100.00	—	100.00	—	1	1	—	—
BEXCARTERA, SICAV S.A.	SPAIN	IN DISOLUTION	—	80.78	80.78	9,352	13,526	72	13,454	—
BIBJ MANAGEMENT, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BIBJ NOMINEES, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	—	100.00	100.00	400,114	400,935	821	353,693	46,421
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	255,039	22,901	229,212	2,926
BLUE FILE, S.L.	SPAIN	SERVICES	—	70.00	70.00	467	667	—	667	—
BLUE INDICO INVESTMENTS, S.L.	SPAIN	PORTFOLIO	99.99	0.01	100.00	18,221	56,991	6,617	49,865	509
BLUE VISTA PLATAFORMA DE EMISION DE NUEVOS MEDIOS, S.L.	SPAIN	SERVICES	—	70.00	70.00	150	291	77	213	1
BROOKLINE INVESTMENTS,S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	33,969	32,395	510	31,897	(12)
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100.00	100.00	13,745	17,149	3,403	14,438	(692)
CANAL COMPANY, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	32	940	—	922	18
CANAL INTERNATIONAL HOLDING (NETHERLANDS) BV.	NETHERLANDS	IN DISOLUTION	—	100.00	100.00	494	44	2	53	(11)
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	16,717	18,712	1,996	16,303	413
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	—	100.00	60,541	219,530	47,540	70,737	101,253
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	57,308	76,767	19,455	30,562	26,750
CASA DE CAMBIO MULTIDIVISAS, S.A DE C.V.	MEXICO	IN DISOLUTION	—	100.00	100.00	171	171	—	170	1
CENTRAL BANK OF THE SOUTH	UNITED STATES	BANKING	—	100.00	100.00	1,028	3,263	2,235	1,008	20
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN DISOLUTION	—	100.00	100.00	108	158	2	156	—
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	11,758	11,887	112	11,601	174
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	4,754	698,874	55,546	319,986	323,342
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	53,164	96,318	10,029	76,594	9,695
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERV.	—	99.99	99.99	165	258	94	100	64
COMPASS ARIZONA ACQUISITION, CORP.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	292,660	292,950	291	283,113	9,546
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2,651	2,651	—	2,653	(2)
COMPASS BANCSHARES, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	8,475,848	8,756,998	281,150	8,314,030	161,818
COMPASS BANK	UNITED STATES	BANKING	—	100.00	100.00	8,508,122	40,496,663	31,988,541	8,342,484	165,638
COMPASS BROKERAGE, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	18,501	19,914	1,413	15,988	2,513
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	4,497,466	4,497,466	—	4,425,802	71,664
COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	10,421	10,720	301	10,169	250
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS FIDUCIARY SERVICES, LTD., INC.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	8	8	1	8	(1)
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	7,423	45,688	38,266	7,868	(446)
COMPASS GP,INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	28,413	36,048	7,634	28,084	330
COMPASS INDEMNITY CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	58,763	59,008	246	58,058	704
COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	100,379	109,937	9,555	95,899	4,483
COMPASS INVESTMENTS, INC.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	3,897,276	3,897,317	41	3,835,832	61,444
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	49,057	51,202	2,144	48,751	307
COMPASS MORTAGE CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,594,641	1,595,160	519	1,570,237	24,404
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	22	22	—	22	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	2,379	2,409	29	2,380	—

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit (Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

COMPASS SECURITIES, INC.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.00	100.00	3,182,947	3,189,896	6,949	3,130,555	52,392
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	PORTFOLIO	—	100.00	100.00	1,436	1,451	15	1,436	—
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	22	22	—	22	—
COMPASS TRUST I	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
COMPASS TRUST III	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
COMPASS UNDERWRITERS, INC.	UNITED STATES	INSURANCE	—	100.00	100.00	126	126	—	125	1
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	232,976	173,294	2,236	171,112	(54)
COMUNIDAD FINANCIERA ÍNDICO, S.L.	SPAIN	SERVICES	—	100.00	100.00	286	236	(26)	350	(88)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	56,564	79,728	23,234	57,021	(527)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	33,796	159,769	114,567	39,449	5,753
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCE	33.33	66.67	100.00	15,174	506,852	484,093	18,246	4,513
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	ARGENTINA	INSURANCE	34.04	65.96	100.00	27,239	64,595	22,052	41,055	1,488
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	1,028	3,117	2,091	930	96
CONSULTORES DE PENSIONES BBV, S.A.	SPAIN	PENSIONS	—	100.00	100.00	175	828	5	811	12
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA S.A.	PERU	SECURITIES	—	100.00	100.00	7,930	10,143	2,214	7,359	570
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	—	100.00	100.00	5,175	5,937	760	4,815	362
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERV.	—	100.00	100.00	380	697	319	362	16
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,088	8,785	7,696	581	508
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	138,508	162,392	2,580	157,487	2,325
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	452,431	1,375,606	29,230	1,273,224	73,152
CORPORACION INDUSTRIAL Y DE SERVICIOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	1,251	5,541	598	4,870	73
DESARROLLADORA Y VENDEDORA DE CASAS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	26	31	4	27	—
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	29,673	58,782	16,586	42,167	29
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,455	1,570	115	1,385	70
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100.00	100.00	11,757	18,257	1,940	16,098	219
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	10,421	21,193	19,202	6,133	(4,142)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	98.90	98.90	5,702	9,222	3,376	5,738	108
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	167	494	350	138	6
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,500	3,891	1,501	2,413	(23)
EMPRESA INSTANT CREDIT, C.A.	VENEZUELA	IN DISOLUTION	—	100.00	100.00	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRAZIL	FINANCIAL SERV.	100.00	—	100.00	—	1,066	377	4,417	(3,728)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	31	—	31	—
EUROPEA DE TITULIZACION, S.A., SDAD.GEST.DE FDOS.DE TITUL.	SPAIN	FINANCIAL SERV.	84.46	—	84.46	1,655	9,733	1,537	6,162	2,034
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	9,383	9,365	(3)	9,361	7
FIDEIC. Nº.711, EN BANCO INVEX, S.A. INSTITUCION DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	155,575	155,310	(2,212)	2,477
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	28,554	29,889	1,337	23,296	5,256
FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	2	2	—	2	—
FIDEICOMISO BBVA BANCOMER SERVICIOS Nº F/47433-8, S.A.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	29,778	47,509	17,732	29,258	519
FIDEICOMISO INVEX 228	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	18,630	18,630	—	—
FIDEICOMISO INVEX 367	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	7,751	7,751	—	—

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit (Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

FIDEICOMISO INVEX 393	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	5,058	5,057	1	—
FIDEICOMISO INVEX 411	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	1,096	1,097	(1)	—
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERV.	—	100.00	100.00	2,323	—	—	—	—
FIDEICOMISO Nº.752 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	69,841	70,135	2	(296)
FIDEICOMISO SOCIO LIQUIDADOR DE OP.FINANC.DERIVADAS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	16,812	17,939	1,126	12,201	4,612
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	NO COMMERCIAL ACTIVITY	100.00	—	100.00	51	44	—	44	—
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERV.	—	100.00	100.00	2,734	2,889	154	2,869	(134)
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	6,715	—	6,651	64
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	—	100.00	100.00	33,561	666,354	647,261	21,454	(2,361)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.00	100.00	56,203	6,572,987	6,391,056	179,779	2,152
FIRS TIER CORPORATION	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
FRANCES ADMINISTRADORA DE INVERSIONES, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	5,756	8,639	2,883	5,324	432
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	1,675	2,497	822	1,597	78
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	191	655	465	158	32
FW CAPITAL I	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
GENTE BBVA, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	(86)	5,774	5,861	27	(114)
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSIONS	60.00	—	60.00	8,830	25,484	2,733	20,887	1,864
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	150	2,244	728	1,182	334
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	1,250	2,199	1,257	1,396	(454)
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	110,115	499,843	407,991	101,894	(10,042)
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	—	90.00	90.00	0	265	111	162	(8)
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	4,577	4,593	—	4,500	93
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	48.97	51.00	99.97	5,800,966	7,020,600	1,151,987	4,965,429	903,184
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL EST. INSTR.	—	100.00	100.00	123	139	16	87	36
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	227,283	266,162	38,880	176,990	50,292
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	—	50.00	123,678	410,194	8	330,205	79,981
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	3,618	4,398	—	4,321	77
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	6,880	7,488	608	5,133	1,747
HUMAN RESOURCES PROVIDER	UNITED STATES	SERVICES	—	100.00	100.00	1,047,195	1,047,223	29	1,025,881	21,313
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100.00	100.00	1,046,065	1,051,184	5,118	1,024,827	21,239
HYDROX HOLDINGS, INC.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	—	—	—	—	—
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	SPAIN	FINANCIAL SERV.	—	84.00	84.00	7,290	9,588	133	9,334	121
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	615	17,824	4,759	12,207	858
INENSUR BRUNETE, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	23,745	146,064	147,538	(1,474)	—
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	—
INMOBILIARIA ASUDI, S.A.	SPAIN	REAL EST. INSTR.	—	100.00	100.00	2,886	3,173	15	3,092	66
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL EST. INSTR.	—	100.00	100.00	3,706	3,731	—	3,658	73
INMUEBLES Y RECUPERACIONES CONTINENTAL, S.A.	PERU	REAL EST. INSTR.	—	100.00	100.00	4,504	4,735	234	3,673	828
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	474	515	5	502	8
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN DISOLUTION	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	PORTFOLIO	48.00	—	48.00	11,390	23,376	1,032	20,207	2,137
INVERSIONES BAPROBA, C.A.	VENEZUELA	SERVICES	100.00	—	100.00	1,307	908	129	607	172
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN DISOLUTION	—	60.46	60.46	—	44	—	44	—
INVERSIONES T, C.A.	VENEZUELA	IN DISOLUTION	—	100.00	100.00	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	—	99.96	99.96	3,626	41,620	9	37,765	3,846
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	99.99	99.99	10,975	16,070	392	15,678	—
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	96.88	96.88	31	12,058	23,845	(11,727)	(60)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit (Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	—	85.00	85.00	255	524	150	369	5
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	744,807	747,135	2,328	735,193	9,614
MAGGIORE FLEET, S.P.A.	ITALY	SERVICES	—	100.00	100.00	67,785	162,330	126,389	34,869	1,072
MARINA LLAR, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	20,000	58,351	38,355	20,000	(4)
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2,869	7,553	5,579	2,105	(131)
MB CAPITAL I	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NO COMMERCIAL ACTIVITY	—	100.00	100.00	805	2,713	1,882	776	55
MEGABANK FINANCIAL CORPORATION	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
MERCURY TRUST LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	3,387	3,463	79	3,411	(27)
MILANO GESTIONI, SRL.	ITALY	REAL EST. INSTR.	—	100.00	100.00	46	4,073	3,692	350	31
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	—	55.90	55.90	9,344	26,465	9,404	17,062	(1)
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	8,305	18,883	9,736	6,851	2,296
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	18,663	55,430	35,612	19,820	(2)
MONTEALIAGA,S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	21,154	101,976	77,035	22,768	2,173
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	47	944	897	31	16
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	24	1,097	1,072	62	(37)
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	7,982	15,218	5,954	8,372	892
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	67	231	130	102	(1)
OCCIVAL, S.A.	SPAIN	NO COMMERCIAL ACTIVITY	100.00	—	100.00	8,211	9,725	88	9,495	142
OPCION VOLCAN, S.A.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	56,328	61,407	5,079	54,824	1,504
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,067	10,503	9,504	882	117
OPPLUS S.A.C	PERU	SERVICES	—	100.00	100.00	196	910	759	138	13
PALADIN BROKERAGE SOLUTIONS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	7,455	7,749	294	7,389	66
PARTICIPACIONES ARENAL, S.L.	SPAIN	NO COMMERCIAL ACTIVITY	—	100.00	100.00	6,550	7,830	1,260	6,456	114
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	—	100.00	100.00	105,142	1,471,953	1,366,805	95,583	9,565
PERI 5.1 SOCIEDAD LIMITADA	SPAIN	REAL ESTATE	—	54.99	54.99	1	—	—	—	—
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	540,361	556,705	16,344	523,001	17,360
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	8,811	8,811	—	8,811	—
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	47	47	—	47	—
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2,034	2,204	171	2,004	29
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	246	536	114	376	46
PREVENTIS, S.A.	MEXICO	INSURANCE	—	88.17	88.17	2,518	9,200	6,345	4,465	(1,610)
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,522	2,177	45	2,101	31
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	130	—	127	3
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.50	58.50	318	476	3	572	(99)
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	—	100.00	100.00	45,411	45,148	263	40,244	4,641
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERV.	—	90.00	90.00	4,009	13,472	8,373	5,405	(306)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	—	100.00	100.00	1,793	1,914	180	1,556	178
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	—	100.00	100.00	372	2,044	1,646	359	39
PROXIMA ALFA INVESTMENTS (IRELAND) LIMITED	IRELAND	FINANCIAL SERV.	—	100.00	100.00	125	125	—	125	—
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	FINANCIAL SERV.	—	51.00	51.00	—	1,500	1,555	44	(99)
PROXIMA ALFA INVESTMENTS, SGIIC S.A.	SPAIN	FINANCIAL SERV.	51.00	0.00	51.00	5,100	20,076	7,883	14,943	(2,750)
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	2,292	2,191	192	1,995	4
PROYECTO MUNDO AGUILON, S.L	SPAIN	REAL ESTATE	—	100.00	100.00	9,317	31,334	3,148	28,439	(253)
PROYECTOS EMPRESARIALES CAPITAL RIESGO I,S.C.R.SIMP., S.A.	SPAIN	VARIABLE CAPITAL	100.00	—	100.00	155,700	130,776	1,760	137,351	(8,335)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit (Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

PROYECTOS INDUSTRIALES CONJUNTOS, S.A. DE	SPAIN	PORTFOLIO	—	100.00	100.00	3,148	8,027	4,653	3,433	(59)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	9,599	13,610	4,528	10,378	(1,296)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL EST. INSTR.	—	100.00	100.00	13,059	13,544	485	12,819	240
RIVER OAKS TRUST CORPORATION	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	198	6,581	6,383	188	10
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOTECARIO, S.A.	SPAIN	FINANCIAL SERV.	77.20	—	77.20	138	215	67	148	—
SCALDIS FINANCE, S.A.	BELGIUM	PORTFOLIO	—	100.00	100.00	3,416	3,654	136	3,513	5
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	24.99	75.01	100.00	264,967	1,495,259	1,343,148	98,855	53,256
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCE	—	100.00	100.00	17,021	33,859	16,813	11,055	5,991
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	5,576	5,684	2	(110)
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	298	3,757	3,458	190	109
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,465	5,779	3,314	2,099	366
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	99.99	0.01	100.00	60	5,729	5,626	103	—
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC.,S.A.	SPAIN	COMMERCIAL	100.00	—	100.00	114,518	194,651	1,823	190,950	1,878
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	1,556	1,591	38	1,590	(37)
SOUTHEAST TEXAS INSURANCE SERVICES HOLDINGS, L.L.C.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	—	—	—	—	—
SOUTHEAST TEXAS INSURANCE SERVICES, L.P.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	368	372	4	367	1
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	751	963	212	767	(16)
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	21,923	40,207	18,355	21,706	146
ST. JOHNS INVESTMENTS MANAGMENT CO.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,219	3,265	45	3,141	79
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	298	9,814	9,515	289	10
STATE NATIONAL PROPERTIES LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	11	11	—	14	(3)
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	197	6,554	6,358	189	7
STAVIS MARGOLIS ADVISORY SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	17,708	18,208	501	17,054	653
TARUS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
TEXAS INTERNATIONAL INSURANCE GROUP, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	337	342	3	339	—
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	738,405	738,563	160	729,052	9,351
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	984	32,771	31,788	949	34
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	497	16,523	16,026	481	16

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit (Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

TRANSITORY CO	PANAMA	REAL EST. INSTR.	—	100.00	100.00	124	2,795	2,665	137	(7)
TSB PROPERTIES, INC.	UNITED STATES	REAL EST. INSTR.	—	100.00	100.00	(1,253)	672	1,925	(1,253)	—
TSB SECURITIES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	253	269	16	267	(14)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	500,698	500,767	70	485,602	15,095
TWOENC, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	(315)	264	581	(317)	—
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	(12)	10	23	(12)	(1)
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	90.00	90.00	810	1,565	665	807	93
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,410	2,590	27	2,525	38
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	4,427	4,426	1	—
UNIVERSALIDAD — BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	7,131	8,533	(2,238)	836
UNO-E BANK, S.A.	SPAIN	BANKING	67.35	32.65	100.00	174,751	1,437,437	1,286,303	150,759	375
UNO-E BRASIL BANCO DE INVESTIMENTOS, S.A.	BRAZIL	BANKING	100.00	—	100.00	16,166	37,158	4,477	31,950	731
URBANIZADORA SANT LLORENC, S.A.	SPAIN	NO COMMERCIAL ACTIVITY	60.60	—	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VARIABLE CAPITAL	100.00	—	100.00	1,200	7,258	1,882	3,662	1,714
VALLEY MORTGAGE COMPANY, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	818	820	2	380	438
WESTERN BANCSHARES OF ALBUQUERQUE, INC.	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—
WESTERN MANAGEMENT CORPORATION	UNITED STATES	NO COMMERCIAL ACTIVITY	—	100.00	100.00	1	1	—	1	—

(*)	Information of foreign companies at exchange rate as of June 30, 2008.

APPENDIX II
ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES PROPORTIONATELY
CONSOLIDATED IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of voting rights			Thousands of Euros (*)
			Controlled by the Bank			Investee Data
										Profit
										(loss)
										for the
						Net				Period
						Carrying	Assets	Liabilities	Equity	ended
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Amount	30.06.08	30.06.08	30.06.08	30.06.08

DARBY-BBVA LATIN AMERICAN INVESTORS, LTD	CAYMAN ISLANDS	FINANCIAL SERVICES	50.00	—	50.00	40	2,338	1,077	1,254	7
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	51.04	51.04	3,113	3,908	795	(389)	3,502
FORUM DISTRIBUIDORA, S,A,	CHILE	FINANCIAL SERVICES	—	51.04	51.04	4,755	30,042	24,792	5,028	222
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	51.00	51.00	40,081	466,092	412,497	40,522	13,073
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	886	1,850	77	1,773	—
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	50.00	50.00	6,040	79,305	67,224	11,955	126
Information of foreign companies at exchange rate as of June 30, 2008.

APPENDIX III
ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED
COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
(Includes the most significant companies which, taken as a whole, represent 95% of the total investment in this respect)

			% of voting rights			Thousand of Euros ( * )
			Controlled by the bank			Investee Data
										Profit
						Net				(loss)
						Carrying				for the
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	amount	Assets	Liabilities	Equity	period

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	3,515	24,151	15,852	6,674	1,625	(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	6,903	26,494	5,200	18,126	3,168	(2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	3,690	10,062	1,261	7,692	1,109	(3)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VARIABLE CAPITAL	45.00	—	45.00	58,816	59,494	486	71,555	(12,547	)(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VARIABLE CAPITAL	45.00	—	45.00	58,812	59,499	486	71,557	(12,544	)(2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.00	26.00	4,623	68,873	50,992	17,927	(46	)(3)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	14.52	—	14.52	430,971	11,531,795	9,224,863	2,133,662	173,270	(1)(2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	SERVICES	21.82	—	21.82	11,271	63,052	12,600	48,248	2,204	(2)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	3,656	7,983	1,832	8,913	(2,762	)(3)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	PORTFOLIO	—	50.00	50.00	346,823	1,537,225	382,240	747,225	407,760	(1)(2)
DISTRANSA RENTRUCKS, S.A.	SPAIN	SERVICES	—	42.92	42.92	15,247	16,305	15,069	806	430	(2)
ECONTA GESTION INTEGRAL, S.L.	SPAIN	SERVICES	—	60.00	60.00	3,809	4,023	491	4,613	(1,081	)(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	5,198	632,971	603,297	29,977	(303	)(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	3,284	366,389	347,594	18,773	22	(2)
FIDEICOMISO F/70191-2 PUEBLA (*)	MEXICO	REAL ESTATE	—	25.00	25.00	9,866	49,890	2,417	48,205	(732	)(3)
FIDEICOMISO HARES BBVA BANCOMER F/47997-2 (*)	MEXICO	REAL ESTATE	—	50.00	50.00	11,805	11,899	798	10,767	334	(3)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.(*)	MEXICO	SERVICES	—	44.39	44.39	7,738	26,971	17,749	8,614	608	(1)(2)
HESTENAR, S.L.(*)	SPAIN	REAL ESTATE	—	43.34	43.34	7,809	27,835	21,969	5,909	(43	)(3)
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	PORTUGAL	REAL ESTATE	—	49.97	49.97	2,335	5,647	411	5,317	(81	)(3)
IMOBILIARIA DUQUE DE AVILA, S.A.(*)	PORTUGAL	REAL ESTATE	—	50.00	50.00	5,006	26,138	16,504	9,848	(214	)(3)
INMUEBLES MADARIAGA PROMOCIONES, S.L.(*)	SPAIN	REAL ESTATE	50.00	—	50.00	3,604	18,717	4,055	6,312	8,349	(2)
JARDINES DEL RUBIN, S.A.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	6,247	44,451	38,551	4,103	1,797	(3)
LA ESMERALDA DESARROLLOS, S.L.(*)	SPAIN	REAL ESTATE	—	25.00	25.00	4,995	56,571	36,571	20,000	—	(3)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	15,812	75,014	43,177	31,910	(73	)(3)
MONTEALMENARA GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	3,109	86,561	51,518	15,606	19,437	(3)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	—	38.53	38.53	118,986	917,019	543,599	387,477	(14,057	)(1)(2)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.00	30.00	4,277	51,784	30,946	18,038	2,800	(3)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	40.00	40.00	7,051	105,558	89,082	15,662	814	(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.14	46.14	4,485	13,610	3,938	9,626	46	(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)	SPAIN	SERVICES	—	66.67	66.67	3,514	4,722	2,048	2,287	387	(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	20.50	0.93	21.43	10,680	54,138	4,512	49,394	232	(2)
TELEFONICA FACTORING, S.A.	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	2,509	90,854	81,268	6,905	2,682	(2)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCE	—	50.99	50.99	2,762	9,794	4,221	5,491	82	(2)
OTHER COMPANIES						72,231
					TOTAL	1,261,439	16,085,489	11,655,599	3,847,219	582,672

Data relating to the financial statements approved at the date of these notes to the consolidated financial statements.

For the companies abroad the exchange rates ruling at the reference date are applied,

(1)	Consolidated data

(2)	Financial Statements as of December 31, 2007.

(3)	Financial Statements as of June 30, 2008.

(*)	Jointly controlled entities accounted for using the equity method

APPENDIX IV
CHANGES AND NOTIFICATIONS OF INTEREST OWNERSHIP IN THE GROUP FOR THE SIX MONTHS ENDED JUNE 30, 2008.
BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES
ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

				FAIR VALUE OF
				EQUITY
			PRICE PAID IN THE	INSTRUMENTS	% VOTING RIGHTS
			TRANSACTION +	ISSUED FOR		VOTING
			EXPENSES	THE	ACQUIRED	RIGHTS	EFFECTIVE
			DIRECTLY	ACQUISITION	IN THE	CONTROLLED	DATE OF THE
	TYPE OF		ATTRIBUTABLE TO	OF THE	PERIOD	AFTER THE	TRANSACTION/
COMPANY	TRANSACTION	ACTIVITY	THE ACQUISITION.	COMPANY.	(NET)	ACQUISITION	NOTIFICATION
ANIDA CARTERA SINGULAR, S.L.	FOUNDING	SECURITIES	5,300	0	100.000%	100.000%	6/6/2008
ANIDA DESARROLLOS SINGULARES, S.L.	FOUNDING	REAL ESTATE	5,000	0	100.000%	100.000%	6/6/2008
BBVA LEASING S.A. Cia,FINANC, COMERC, (COLOMBIA)	FOUNDING	FINANCIAL SERVICES	7,892	0	100.000%	100.000%	1/2/2008
FINANZIA AUTORENTING*	ACQUISITION	SERVICES	10,999	0	11.681%	100.000%	3/14/2008

*	Notifications
BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP IN ASSOCIATES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING
THE EQUITY METHOD.

				FAIR VALUE OF
				EQUITY
			PRICE PAID IN THE	INSTRUMENTS	% VOTING RIGHTS
			TRANSACTION +	ISSUED FOR		VOTING
			EXPENSES	THE	ACQUIRED	RIGHTS	EFFECTIVE
			DIRECTLY	ACQUISITION	IN THE	CONTROLLED	DATE OF THE
	TYPE OF		ATTRIBUTABLE TO	OF THE	PERIOD	AFTER THE	TRANSACTION/
COMPANY	TRANSACTION	ACTIVITY	THE ACQUISITION.	COMPANY.	(NET)	ACQUISITION	NOTIFICATION
DISTRANSA RENTRUCKS, S.A.*	ACQUISITION	SERVICES	15,200	0	42.922%	42.922%	6/10/2008
FIDEICOMISO F/402770-2 ALAMAR	FOUNDING	REAL ESTATE	11,756	0	42.400%	42.400%	12/7/2007
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	FOUNDING	REAL ESTATE	10,865	0	46.914%	46.914%	4/23/2008
SERVICIOS ON LINE PARA USUARIOSMULTIPLES (SOLIUM)*	ACQUISITION	SERVICES	2,450	0	33.333%	66.667%	6/3/2008

*	Notifications

DISPOSALS OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION
METHOD.

				% VOTING RIGHTS
					% TOTALLY	EFFECTIVE DATE
					CONTROLLED	OF THE
	TYPE OF		PROFIT/ LOSS IN THE		AFTER THE	TRANSACTION/
COMPANY	TRANSACTION	ACTIVITY	TRANSACTION	% SOLD	ACQUISITION	NOTIFICATION
ALMACENADORA FINANCIERA PROVINCIAL	DISPOSAL	SERVICES	128	100.000%	0.000%	5/23/2008
SNB-WP, LP	IN DISSOLUTION	FINANCIAL SERVICES	(19)	51.000%	0.000%	05/13/2008

*	Notifications
DISPOSALS OF INTEREST OWNERSHIP IN ASSOCIATES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD.

				% VOTING RIGHTS
					% TOTALLY	EFFECTIVE DATE
					CONTROLLED	OF THE
	TYPE OF		PROFIT/ LOSS IN THE		AFTER THE	TRANSACTION/
COMPANY	TRANSACTION	ACTIVITY	TRANSACTION	% SOLD	ACQUISITION	NOTIFICATION
SICIONE	IN DISSOLUTION	REAL ESTATE	(8)	34.537%	0.000%	4/21/2008
TUBOS REUNIDOS*	DISPOSAL	INDUSTRIAL	8,362	0.853%	23.403%	1/16/2008
						2/28/2008

*	Notifications
Other Notifications

EFFECTIVE DATE OF
COMPANY	NOTIFICATION
ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.*	1/11/2008
GAMESA CORPORACION TECNOLOGICA, S.A.*	3/11/2008
SOL MELIA, S.A.*	3/10/2008

*	Notifications

APPENDIX V
SUBSIDIARIES FULLY CONSOLIDATED AS OF JUNE 30, 2008.
WITH MORE THAN 5% OWNED BY NON-GROUP SHAREHOLDERS

		% of voting rights
		Controlled by the bank
Company	Activity	Direct	Indirect	Total

ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERVICES	51.00	—	51.00
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SECURITIES	50.00	—	50.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	58.36	9.81	68.17
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES	70.00	—	70.00
BBVA INMOBILIARIA E INVERSIONES S.A.	REAL ESTATE.INST.	—	68.11	68.11
BLUE FILE, S.L.	REAL ESTATE	—	70.00	70.00
BLUE VISTA PLATAFORMA DE EMISIÓN EN NUEVOS MEDIOS, S.L.	SERVICES	—	70.00	70.00
DESARROLLO URBANISTICO DE CHAMARTÍN, S.A.	REAL ESTATE	—	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	70.00
ESTACIÓN DE AUTOBUSES CHAMARTÍN, S.A.	SERVICES	—	51.00	51.00
GESTIÓN DE PREVISIÓN Y PENSIONES, S.A.	PENSIONS	60.00	—	60.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERVICES	—	84.00	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.00	—	48.00
JARDINES DE SARRIENA, S.L.	REAL ESTATE	—	85.00	85.00
MIRADOR DE LA CARRASCOSA, S.L.	REAL ESTATE	—	55.90	55.90
PERI 5.1 SOCIEDAD LIMITADA	REAL ESTATE	—	54.99	54.99
PREVENTIS, S.A.	INSURANCE	—	88.17	88.17
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	—	58.50	58.50
PRO-SALUD, C.A.	SERVICES	—	58.86	58.86
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	FINANCIAL SERVICES	—	90.00	90.00
PROXIMA ALFA INVESTMENTS (UK) LLP	FINANCIAL SERVICES	—	51.00	51.00
PROXIMA ALFA INVESTMENTS, SGIIC, S.A.	FINANCIAL SERVICES	51.00	—	51.00
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	FINANCIAL SERVICES	—	90.00	90.00

APPENDIX VI RECONCILIATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST
SEMESTER OF 2007 OR THE YEAR 2007 ELABORATED IN ACCORDANCE WITH THE MODELS OF CIRCULAR
1/2008 OF THE SPANISH NATIONAL SECURITIES MARKET COMMISSION (CNMV) WITH RESPECT TO THOSE
ELABORATED IN ACCORDANCE WITH BANK OF SPAIN CIRCULAR 4/2004.
The Group’s consolidated interim financial statements for the first half of 2007 or the year 2007, which are presented for comparison purposes in these half-yearly consolidated financial statements, have been modified with respect to those originally prepared by the Group at that date and in accordance with the model used in the consolidated financial statements for 2007, in order to adapt them to the disclosure and presentation requirements set out in the Spanish National Securities Market Commission Circular 1/2008. This change in format has no effect on the equity or on profit attributable to the Group.
The main differences between the financial statement models set out in Circular 1/2008 of the the Spanish National Securities Market Commission and the formats included in the Group’s consolidated financial statements at December 31, 2007 are as follows:
1.	Consolidated balance sheet: in contrast to the consolidated balance sheet forming part of the consolidated financial statements at December 31, 2007, the model balance sheet included in these half-yearly consolidated financial statements:
a)	Includes within “Tangible assets — Tangible fixed assets” on the asset side of the balance sheet both “Tangible assets — Property, plants and equipment” and “Tangible assets — Other assets leased out under an operating lease”, included in the asset side of the consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007.

b)	Includes under “Loans and advances to credit institutions” and “Loans and advances to other debtors,” all the amounts previously classified in under “Loans and receivables — Other equity instruments” in the consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007.

c)	Includes on the asset side of the balance sheet “Other assets,” which combines the captions “Prepayments and earned income” and “Other assets” presented in the consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007.

d)	Includes on the liability side of the balance sheet “Other liabilities”, which combines the “Accrued expenses and deferred income” and “Other liabilities” headings included on the consolidated balance sheet forming part of the annual financial statements at December 31, 2007.
2.	Consolidated income statement: in contrast to the model consolidated income statement used in the consolidated financial statements at December 31, 2007, the consolidated income statement presented in these half-yearly consolidated financial statements:
a)	Does not contemplate “Net interest income” per se instead introducing a new margin called “Net interest income” representing the difference between “Interest and similar income” and “Interest expense and similar charges” and “Income from equity instruments” (this last caption is new with respect to the model consolidated income statement used in the Group’s consolidated annual financial statements at December 31, 2007). Both “Interest income” and “Interest expense” include income and expenses of this nature arising in the insurance business and in non-financial activities.

b)	As explained in the previous paragraph dealing with “Interest income” and “Interest expense”, income and expense arising in the Group’s insurance activities are no longer offset. Rather, they are now recognized in the corresponding income or expense captions of the consolidated income statement, with the resulting effect on each of the margins and on the captions comprising that statement.

c)	Includes a new margin called “Gross margin”. “Gross income” is no longer included. This new “Gross margin” is similar to the previous “Gross income” except for the fact that it includes other operating income and expense which previously did not form part of the ordinary margin. In addition, the new model includes interest income and charges arising in non-financial activities (see letter g, below) and comprises other items previously recognized under “Other gains” and “Other losses” (see letter i, below).

d)	Eliminates the headings “Sales and income from the provision of non-financial services” and “Cost of sales” from the consolidated income statement. These amounts are now recognized primarily under “Other operating income” and “Other operating expenses,” respectively, in the consolidated income statement.

e)	“Staff expenses” and “General and administrative expenses” include amounts previously recognized under “Other gains” and “Other losses” in the earlier model.

f)	“Impairment losses (net)” is now divided into two headings: “Impairment losses of financial assets (net)”, which comprises net impairment losses on the financial assets other than equity instruments classified as shareholdings; and “Impairment losses of other assets (net)”, which includes net impairment losses on equity instruments classified as shareholdings and on non-financial assets.

g)	Eliminates the headings “Finance income from non-financial activities” and “Finance expenses from non-financial activities.” These amounts are now recognized under “Interest income” and “Interest expense,” respectively, in the consolidated income statement.

h)	Eliminates “Net operating income” and creates “Income from operating activity.” These measures of profit mainly differ in that “Income from operating activity” includes the financial interest income and expense arising on the Group’s non-financial activity, net impairment losses on financial instruments and net provisions, as well as the amounts previously recognized under “Other gains” and “Other losses” in the earlier statement format.

i)	Does not include “Other gains” and “Other losses,” instead creating the following new headings: “Gains (losses) in written off assets not classified as non-current assets held for sale,” “Negative goodwill” and “Gains (losses) in non-current assets held for sale not classified as discontinued operations” which comprise, basically, the captions that previously formed part of the two eliminated headings mentioned above.

In accordance with paragraph 38 of IAS 1, a reconciliation between the consolidated income statement for first half of 2007, prepared by the Group in accordance with the model used to prepare the consolidated financial statements for the year ended December 31, 2007, and the consolidated income statement presented in these consolidated half-yearly financial statements prepared in accordance with Spanish National Securities Market Commission Circular 1/2008 is provided below:
Millions of euros

			June-	Consolidated Income statement in accordance with Circular 1/2008 of
Consolidated Income statement in accordance with Bank of Spain Circular 4/2004	June-07	Reconciliation	07	the Spanish National Securities Market Commission
1. INTEREST AND SIMILAR INCOME	11,496	372	11,869	1. Interet income
2. INTEREST EXPENSE AND SIMILAR CHARGES	7,081	134	7,215	2. Interet expense
2.1. Income on equity having the nature of financial liability	—	—	—	3. Remuneration on refundable capital
2.2. Other interests	7,081	(7,081)	—
	—	4,654	4,654	A) NET INTEREST INCOME
	—	—	—
	—	4,416	4,416
	—	—	—
3. INCOME FROM EQUITY INSTRUMENTS	198	—	198	4. Dividend income
A) NET INTEREST INCOME	4,613	(4,613)	—
4. SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	103	—	103	5. Share of profit or loss of entities accounted for using the equity method (see Note 42)
4.1. Associates	21	(21)	—
4.2. Jointly controlled entities	83	(83)	—
5. FEE AND COMMISSION INCOME	2,716	4	2,720	6. Fee and commission income
6. FEE AND COMMISSION EXPENSES	430	8	438	7. Fee and commission expenses
7. INSURANCE ACTIVITY INCOME	341	(341)	—
7.1. Insurance and reinsurance premium income	1,222	(1,222)	—
7.2. Reinsurance premiums paid	31	(31)	—
7.3. Benefits paid and other insurance-related expenses	809	(809)	—
7.4. Reinsurance income	12	(12)	—
7.5. Net provisions for insurance contract liabilities	384	(384)	—
7.6. Finance income	471	(471)	—
7.7. Finance expense	140	(140)	—
8. GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	1,700	70	1,770	8. Gains or losses on financial assets and liabilities (net)
8.1 Held for trading	335	58	393	Held for trading
8.2. Other financial instruments at fair value through profit or loss	28	—	28	Other financial instruments at fair value through profit or loss
8.3. Available-for-sale financial assets	1,234	115	1,349	Other financial instruments not valued at fair value through profit and loss
8.4. Loans and receivables	59	(59)	—	Other
8.5. Other	44	(44)	—
9. EXCHANGE DIFFERENCES (NET)	229	10	239	9. Exchange differences (net)
B) GROSS INCOME	9,272	(9,272)	—

Millions of euros

			June-	Consolidated Income statement in accordance with Circular 1/2008 of the
Consolidated Income statement in accordance with Bank of Spain Circular 4/2004	June-07	Reconciliation	07	Spanish National Securities Market Commission
	—	1,727	1,727	10. Other operating income
	—	1,243	1,243	10.1 Income on insurance and reinsurance contracts
10. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES	420	(51)	369	10.2 Financial income from non-financial services
12. OTHER OPERATING INCOME	71	44	115	10.3 Rest of operating income
	—	1,681	1,681	11. Other operating expenses
	—	1,217	1,217	11.1 Expense on insurance and reinsurance contracts
11. COST OF SALES	307	(62)	255	11.2 Changes in inventories
16. OTHER OPERATING EXPENSES	146	63	209	11.3 Rest of operating expenses
	—	9,292	9,292	B) GROSS MARGIN
	—	3,553	3,553	12. Administration cost
13. PERSONNEL EXPENSES	2,067	8	2,075	12.1 Staff expenses
14. OTHER ADMINISTRATIVE EXPENSES	1,278	200	1,478	12.2 General and administrative expenses
15. DEPRECIATION AND AMORTISATION	247	—	247	13. Amortisation
15.1. Tangible assets	201	(201)	—
15.2. Intangible assets	45	(45)	—
C) NET OPERATING INCOME	5,719	(5,719)	—
18. PROVISION EXPENSE (NET)	169	2	171	14. Provision expense (net)
17. IMPAIRMENT LOSSES (NET)	881	(11)	871	15. Impairment losses of financial assets (net)
17.1. Available-for-sale financial assets	6	(6)	—
17.2. Loans and receivables	865	—	865	15.1 Loans and receivables
17.3. Held-to-maturity investments	—	—	—
17.4. Non-current assets held for sale (tangible assets)	9	(9)	—
17.5. Investments	—	—	—
17.6. Tangible assets	1	(1)	—
17.7. Goodwill	—	—	—
17.8. Other intangible assets	—	—	—
17.9. Other assets	1	(1)	—
	—	6	6	15.2 Other financial instruments not valued at fair value through profit and loss
	—	4,450	4,450	C) INCOME FROM OPERATING ACTIVITY
	—	1	1	16. Impairment losses of other assets (net)
	—	—	—	16.1 Goodwill and other intabgible assets
	—	1	1	16.2 Other assets
	—	4	4	17. Gains (Losses) in written of assets not classified as non-current assets held for sale
	—	—	—	18. Negative Goodwill
	—	248	248	19. Gains (Losses) in non-current assets held for sale not classified as discontinued operations
19. FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES	—	—	—
20. FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES	—	—	—
21. OTHER GAINS	326	(326)	—
21.1. Gains on disposal of tangible assets	281	(281)	—
21.2. Gains on disposal of investment	1	(1)	—
21.3. Other	44	(44)	—
22. OTHER GAINS	293	(293)	—
22.1. Losses on disposal of tangible assets	14	(14)	—
22.2. Losses on disposal of investment	6	(6)	—
22.3. Other	273	(273)	—
D) INCOME BEFORE TAX	4,701	—	4,701	D) INCOME BEFORE TAX
23. INCOME TAX	1,177	—	1,177	20. Tax expense (income)
E) INCOME FROM ORDINARY ACTIVITIES	3,524	—	3,524	E) INCOME FROM CONTINUED OPERATIONS
25. INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—	22. Income from discontinued operations (net)
F) CONSOLIDATED INCOME FOR THE YEAR (+/-)	3,524	—	3,524	F) CONSOLIDATED INCOME FOR THE PERIOD
26. INCOME ATRIBUTED TO MINORITY INTEREST	150	—	150	F.2) Income attributed to minority interest
G) INCOME ATRIBUTED TO THE GROUP	3,374	—	3,374	F.1) Income attributed to parent company

3.	Statement of changes in consolidated total equity and consolidated cash flow statement:

The Statement of changes in total equity includes the total changes in each of the headings that form the total equity (presented as a note to the consolidated financial statements of 2007) and the breakdown of the total income and expenses of the period.

The cash flow statement doesn’t present significant changes.
APPENDIX VII
DETAIL OF THE MOST SIGNIFICANT ISSUANCES, REPURCHASES OR REFUNDS OF DEBT INSTRUMENTS ISSUED BY THE BANK OR ENTITIES OF THE GROUP IN THE SIX MONTHS ENDED JUNE 30, 2008.
Millions of euros

	Data of the company issuer						Data of Issuances in the six months ended June, 30 2008
												Amount
												as of
											Amount	June
											of the	30,
									Markets		transaction	2008.
	Relation with					Type of	Date of	Date of	where		(millions	(millions of		Type of
Company	the Group	Country	Transaction	Raiting	ISIN	Instrument	issue	maturity	listed	Currency	of euros)	euros)	Interest rate	guarantee
BBVA, S.A.	Parent company	Spain	Refund	AA/A-1+	ES0313211148	Debt notes	6/16/2004	6/16/2008	Madrid (AIAF)	EUR	2,000	—	EURIBOR 3M + 10%	BBVA's equity
BBVA Senior Finance, S.A.U.	Subsidiary	Spain	Refund	Aa2	XS0216950922	Medium Term Notes	4/28/2005	4/28/2008	London	EUR	2,250	—	EURIBOR 3 M + 0.05%	Fully guaranted by BBVA, S.A.
BBVA Senior Finance, S.A.U.	Subsidiary	Spain	Refund	Aa2	XS0273473982	Medium Term Notes	11/16/2006	5/16/2008	London	EUR	1,000	—	EURIBOR 3 M	Fully guaranted by BBVA, S.A.
BBVA US Senior, S.A.U.	Subsidiary	Spain	Refund	Aa2	US055299AA93	Bonds	4/19/2006	4/17/2008	London	USD	793	—	LIBOR USD 3 M + 0.020%	Fully guaranted by BBVA, S.A.
Banco de Financiación	Subsidiary	Spain	Issuance	Several	Several	Promissory notes	Several	Several	Madrid (AIAF)	EUR	18,283	8,065	Several	Fully guaranted by BBVA, S.A.
Banco de Financiación	Subsidiary	Spain	Refund	Several	Several	Promissory notes	Several	Several	Madrid (AIAF)	EUR	14,546	—	Several	Fully guaranted by BBVA, S.A.
BBVA International Limited	Subsidiary	Cayman island	Refund	Aa1	KYG090001119	Preference Shares	12/12/2002	01/01/2008	Madrid (AIAF)	EUR	500	—	EURIBOR 3M	Fully guaranted by BBVA, S.A.
Banco de Credito Local	Subsidiary	Spain	Refund	Several	ES0400230050	Territorial debenture	3/17/2005	3/17/2008	Madrid (AIAF)	EUR	1,000	—	FIXED 2.75%	BCL’s Equity
BBVA, S.A.	Parent company	Spain	Refund	AA/A-1+	Several	Promissory notes	12/12/2002	Several	—	EUR/ GBP/ USD	7,259	7,427	4	BBVA’s equity

EXHIBIT I: U.S. GAAP RECONCILIATION
DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.
     As described in Note 1, the unaudited interim consolidated financial statements as of June 30, 2008 of the BBVA Group were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).
     Following is a summary of the main differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP:
•	Net income and Stockholders’ Equity reconciliation between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP	A

•	Main disclosures required by U.S. accounting regulations for banks and additional disclosures required under U.S. GAAP	B
     The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.
     IFRS 1 First-time adoption provides a number of exemptions and exceptions from full retrospective. Net income, stockholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.

E1

A) NET INCOME AND STOCKHOLDERS’ EQUITY RECONCILIATION BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.
     Accounting practices used by the Bank in preparing the interim consolidated financial statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of stockholders’ equity as of June 30, 2008, December 31, 2007 and June 30, 2007 and net income for the six months ended June 30, 2008 and 2007 to U.S. GAAP is set forth below.
     The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Interim Consolidated Financial Statements:

		Increase (Decrease)
		Six months ended June 30,
	Item #	2008	2007
		(unaudited)
		(Millions of Euros, except per
		share data)
NET INCOME
Profit for the year under IFRS (*)		3,277	3,524
Income attributed to the minority interest under IFRS (**)		(169)	(150)
Income attributed to the Group under IFRS (*)		3,108	3,374
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(18)	(11)
Valuation of assets	2	3	55
Valuation of financial instruments	3	—	—
Accounting of goodwill	4	18	(91)
Translation of financial statements in high-inflation countries	5	128	—
Impact of SFAS 133	6	14	30
Loans adjustments	7	(706)	(480)
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	8	223	127

Net income in accordance with U.S. GAAP		2,770	3,004
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		(954)	(248)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		(2,183)	(62)
Reclassification adjustment, net of tax		—	—
Derivative instruments and hedging activities		45	24
Comprehensive income (losses) in accordance with U.S. GAAP		(322)	2,718
Net income per share (Euros)		0.739	0.846

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(**)	Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.

E2

		Increase (Decrease)
		As of June 30,	As of December 31,	As of June 30,
	Item #	2008	2007	2007
			(Millions of Euros)
STOCKHOLDERS’ EQUITY
Total Stockholders’ equity under EU-IFRS required to be applied under the bank of Spain’s Circular 4/2004		25,970	27,943	23,705
Minority interests under IFRS (*)		(876)	(880)	(797)
Total stockholders’ equity without minority interest under IFRS		25,094	27,063	22,908
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,487	5,505	5,508
Valuation of assets	2	(38)	(41)	(97)
Valuation of financial instruments	3	45	57	105
Accounting of goodwill	4	2,838	2,877	2,699
Translation of financial statements in high-inflation countries	5	(90)	(221)	(242)
Impact of SFAS 133	6	160	160	184
Loans adjustments	7	470	1,188	1,635
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	8	(973)	(1,203)	(1,323)

Stockholders’ equity in accordance with U.S. GAAP		32,994	35,384	31,377

(*)	Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.
The differences included in the tables above are explained in the following items:
1. Business Combination with Argentaria-
     Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the requirements of APB 16 for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,316 million and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

(Millions of euros)

Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454

(i) Reversal of the net effect of the restatement of fixed assets and equity securities	(129)
(ii) Reduction for employees and third party loans issued to purchase shares of capital stock	(123)
(iii) Goodwill amortization adjustments	101
(iv) Up-front premium reversal	108
(v) Valuation of investment securities	1,926
(vi) Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87)
(vii) Tax effect of above mentioned adjustments	(608)
(viii) Other adjustments	35

Subtotal	1,223

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,677

E3

     i. Revaluation of property and equity securities
     Certain of the Spanish and foreign consolidated companies had stepped up (increased) the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant local legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose shareholders’ meetings adopted merger resolutions in 1991, were stepped up. Under U.S. GAAP these step ups are not permitted to be reflected in the financial statements.
     ii. - Employee and other third party loans
     Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the Consolidated Financial Statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of stockholders’ equity because the only recourse for collection is the shares themselves.
     iii. - Goodwill
     Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by SFAS 142, goodwill is no longer amortized.
     Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by SFAS 142, goodwill is no longer amortized.
     iv. - Up-front premium reversal
     In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction under SFAS 80 and that upon adoption of SFAS 133 the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.
     v. - Valuation of investment securities
     Under SFAS 115, available-for-sale securities must be recorded at market value in stockholders’ equity.
     vi. - Investments in affiliated Companies
     Under Spanish GAAP, investments in non-consolidated listed affiliated companies owned over 3% and in non-consolidated unlisted affiliated companies owned over 20% were recorded by the equity method. Under U.S. GAAP investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% by the global integration method. Listed investments of less than 20% are accounted for at market value.
     The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

2000	Millions of euros
Net Lending	611
Investment Securities-Held to Maturity	306
Premises and Equipment	129
Other assets and liabilities	(113)
Long Term Debt	(173)
Tax Effect	(220)
Goodwill	5,776

6,316

E4

     For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €18.2 million (net of tax), and €11 million (net of tax) for the six months ended June 30, 2008 and 2007, respectively.
     Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to SFAS 142 and it has been assigned to different Reporting Units and tested for impairment as described in Note 2.2.12. As of June 30, 2008 goodwill was €5,333 million.
     The adjustment to stockholders’ equity, that reflects both effects, was €5,487 million, €5,505 million and €5,508 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively.
2. Valuation of assets-
     This adjustment basically relates to the following:
•	Revaluation of property
     As described in Note 28.3, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.
     Fixed asset depreciation is computed on the restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.
     Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.
     The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€4 million, €5 million and €3 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€1.9 million and €67million as of June 30. 2008 and as of June 30, 2007, respectively). The adjustment to stockholders’ equity reflects the reversal of the unamortized revaluation surplus (€153 million, €159 million and €216 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively).
•	Valuation of property
     In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain property and equipment items were revalued and, therefore, this value was used as deemed cost on January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.
     Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€1.61 million and €2 million for the six months ended June 30, 2008 and 2007, respectively). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the attributed cost (€108 million, €109 million and €111 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively).
3. Valuation of financial instruments-
     Group’s criteria of accounting for such securities are described in Note 2.2.2. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004).
     This adjustment mainly refers to following:
Debt securities
     Debt securities included in available-for-sale portfolio were recognized at fair value of the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (January 1, 2004) through stockholders’ equity.
     Under U.S. GAAP, in fiscal years ended prior to January 1, 2004, some unrealized losses regarding certain debt securities were recorded as ‘other-than- temporary’ impairments.

E5

     The adjustment to stockholders’ equity reflects the reversal of the adjustments to the fair value (an increase of €39 million, €47 million and €54 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively).
4. Accounting of goodwill-
     The breakdown of this adjustment is as follows:

	Millions of euros
	Stockholders’ equity		Net Income
		As of
	As of June 30,	December 31,	As of June 30,	As of June 30,
	2008	2007	2008	2007
Goodwill charged to reserves in 1998 and 1999	65	65	—	—
Different period of amortization of goodwill reversed	99	99	—	—
Amortization under Spanish GAAP not reversed under U.S. GAAP	(154)	(154)	—	—
Reversal of amortization	970	970	—	—
Reversal of Step Acquisition	2,582	2,648	—	—
Step Acquisition of BBVA Bancomer	(1,197)	(1,200)	2	(82)
Acquisition of Compass	425	405	18	—
Others	47	43	(2)	(9)

Adjustment 4 in reconciliation to U.S. GAAP	2,838	2,877	18	(91)

     The main reasons that generate a difference between IFRS and U.S. GAAP in goodwill are the following:
Goodwill charged to reserves in 1998 and 1999
     Goodwill that arose in 1998 and 1999 as a result of mergers and acquisitions through share exchanges was amortized in full with a charge to reserves, which was not acceptable under U.S. GAAP. Under U.S. GAAP the goodwill was amortized until 2001 over a period of ten years except for the goodwill arising in 2000 in the merger of Banca Catalana, S.A., Banco de Comercio, S.A., Banco de Negocios Argentaria, S.A. and Banco de Alicante, S.A. where the economic life was five years. Since 2001, as required by SFAS 142, goodwill is no longer amortized.
Impairment
     A discounted cash flow model was selected as the main method to determine the fair value of our Reporting Units; although other methodologies such as using quoted market values and market multiples were also used. Cash flow estimates require judgment and the Bank believes that the assumptions used in determining the cash flows are consistent with assumptions marketplace participants would use in their estimates of their fair value.
     The principal BBVA Group’s goodwill assigned to each Reporting Unit as of June 30, 2008 and 2007 for annual impairment test purposes are the following:

	Millions of Euros
	Six months ended June 30,
	2008	2007
Spain and Portugal	4,359	4,353
Mexico	2,683	2,987
Global Businesses	1,410	1,411
United States and Puerto Rico	6,289	1,933
Pensions in South America	224	267
Colombia	199	228
Chile	93	106
     Expected cash flows have been calculated using the “maximum payable dividend” for each period, considering net income and excess of minimum capital required. For financial statements and macroeconomics scenarios, a five year horizon was used to determine fair value. The risk free rate, the market risk premium and the country risk premium (when applicable) were considered to determine the discount rate used for each Reporting Unit.

E6

     As of June 30, 2008 and 2007 the Group has performed the required impairment tests of goodwill. As a result of Step 1 procedures of the above mentioned impairment test, the carrying amount of the Reporting Unit did not exceed its fair value.
Reversal of step acquisition
     Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained were charged to “Minority Interests” and the surplus amount were charged to stockholders’ equity.
     Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of stockholders’ equity.
Step Acquisition of BBVA Bancomer
     On March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of December 31, 2006, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.
     BBVA Bancomer, S.A. de C.V. was consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.
     Since March 20, 2004 the BBVA Group’s income statement reflected a decrease in “Minority Interest” caption related to the business combination described above while the rest of the income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of minority interest.
     The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.
     The business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired.
     Under U.S. GAAP once the process of allocating the purchase price to all assets and liabilities of the company acquired, the goodwill was €1,060.2 million. The entire amount of goodwill was allocated to the Mexico reporting unit in the “Mexico and the United States” segment, nowadays “Mexico”. The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Millions of
Euros
Net worth acquired	1,207
Investment securities	(32)
Net loans and leases	622
Premises and equipment	(28)
Intangible assets	970
Other Assets	189
Time Deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S. GAAP	2,264

     The identified intangible assets are related to “core deposits”, which were calculated according to the purchase method and are amortized over a period of 40 months. Additionally, the allocated amount of net loans and leases are amortized over a weighted-average period of 3 years. Under U.S. GAAP, the adjustment (net of tax) in the income statement was an increase of €2 million and a decrease of €82 million for the six months ended June 30, 2008 and 2007, respectively, mainly related to the additional amortization expenses of assets and liabilities subject to amortization.

E7

     The reflect in the stockholders’ equity was a decrease of €1,197 million, €1,200 million and €1,197 million as of June 30, 2008, December 31, 2007 and June 30 2007, respectively.
     The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.
     Since Bancomer was consolidated by Group BBVA since July 1, 2000, there are no purchased research and development assets that were acquired and written off.
Acquisition of Compass
     On February 16, 2007 BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass. On September 7, 2007 BBVA completed the acquisition.
     Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the amount of goodwill was calculated at date in which BBVA obtained the control (September 7, 2007). Under US GAAP, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination provides guidance on the measurement date to be used in a business combination. EITF 99-12 specifies that the value of acquirer’s marketable equity securities issued to effect a purchase business combination should be determinated, pursuant to the guidance in paragraph 22 of FASB Statement No. 141, Business Combinations, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The date of measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. In addition, paragraph 7 of Issue 2 of EITF 99-12 states that the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of financial applications of the formula do not result in a change in the number of shares or the amount of other consideration. According to this BBVA considered the announcement date (February 16, 2007) as the measurement date under US GAAP. Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the different amount of goodwill.
     This difference resulted in a reconciling item to stockholder’s equity (an increase of €425 million and €405 million as of June 30, 2008 and December 31, 2007, respectively) and to net income (an increase of €18 million as of June 30, 2008) in the reconciliation to U.S. GAAP.
5. Translation of financial statements in high-inflation countries-
     As indicated in Note 2.2.6, after the transition date to to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies. Accordingly, as of June 30, 2008 and December 31, 2007 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.
     In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.
     Under U.S. GAAP, in prior years the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are highly inflationary countries.
The adjustment reflects the reversal of the charges to stockholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (€218 million, €221 million and €242 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively). As of June 30, 2008, the adjustment reflects an increase of €128 million due to the inflationary effect of the disposal of the BBVA Bancomer, S.A de C.V’s corporate headquarters (see Note 15).
6. Impact of SFAS 133
     As of June 30, 2008, the main differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholder’s equity between IFRS and U.S. GAAP were as follows:

E8

Fair value option
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a financial asset or a financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.
     FAS 115 allows the designation of a financial asset or a financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.
     As of June 30, 2008, December 31, 2007 and June 30, 2007, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €20 million and €20 million for the six months ended June 30, 2008 and for the six months ended June 30, 2007, respectively) and stockholder’s equity (an increase of €58 million, a increase of €40 million and €50 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively) in the reconciliation to U.S. GAAP.
Retrospective application
     As of December 31, 2003, in accordance with Spanish GAAP, certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.
     As of January 1, 2004, the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, these transactions continued to be designated as hedges, since they met all the requirements for hedge accounting.
     As of December 31, 2004, in accordance with U.S. GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income (a decrease of €6 million and a increase of €6 million for the six months ended June 30, 2008 and for the six months ended June 30, 2007, respectively) and in stockholders’ equity (an increase of €101 million, €109 million and €123 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively) the speculative nature of these transactions under U.S. GAAP.
Methods used to assess hedge effectiveness
     Even though the methodology to assess the hedge effectiveness is the same under both. GAAP, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and not under U.S. GAAP.
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.
     Consequently, there is an adjustment to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €0.4 million and €5 million for the six months ended June 30, 2008 and for the six months ended June 30, 2007, respectively) and stockholder’s equity (an increase of €11 million, €11 million and €11 million as of June 30, 2008, as of December 31, 2007 and June 30, 2007, respectively) in the reconciliation to U.S. GAAP.
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 but did not qualify as hedges under U.S. GAAP as of June 30, 2008, December 31, 2007 and June 30, 2007 amounted negative to €128 million, negative to €114 million and positive to €46 million, respectively.
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of June 30, 2008, December 31, 2007 and June 30, 2007 amounted negative to €1,729 million, negative to €643 million and positive to €1,575 million, respectively.

E9

7. Loans adjustments
     As we described in Note 2.2.2.c to the Interim Consolidated Financial Statements, a loan is considered to be an impaired loan — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.
     As a general rule, the carrying amount of an impaired loan is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced.
     The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.
     The possible impairment losses on these assets are determined as follows:
•	Individually, for all significant loans and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e. by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	Collectively, in all other cases.
     The provisions for the losses that are inherent in a group of loans are recognized taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. These provisions that have not been allocated to individual loans are calculated by using statistical procedures.
     Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, we calculate the allowance for incurred losses not yet assigned to specific loans in a portfolio using statistical procedures parameters established by the Bank of Spain. The methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses, is defined in Annex IX of the Circular 4/2004 of Bank of Spain as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”. The Bank of Spain has explicitly stated that all the guidance in the Bank of Spain’s Circular 4/2004 complies with IFRS.
     The Bank of Spain’s Circular 4/2004 requires us and all Spanish financial institutions to use specific credit risk segmentation of our loans portfolios and of “peer group” statistical percentages in determining the incurred losses not yet assigned to specific loans until the time in which our internal risk models have been reviewed and approved by the Bank of Spain.
     According to the Bank of Spain’s Circular 4/2004 the Bank of Spain, based on its experience of and information on the Spanish banking sector, has determined the method and amount of the parameters entities must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard. The Bank of Spain shall, by means of the appropriate amendment to the Bank of Spain’s Circular 4/2004 periodically update the parameters used in the method to reflect changes in the data for the sector.
     However, BBVA Group, in recognizing incurred losses not yet assigned to specific loans in debt instruments at amortized cost, has developed internal risk models that take into account our historical experience of impairment adjusted as appropriate for other objective observable data known at the time that each assessment is made.
     We have developed our internal risk model, based on historical information available for each country and type of risk (based on homogenous portfolios), adjusted for objective observable data that corroborates that the use of historical information does not represent the best available information.
     Our models use the “expected loss” concept to quantify the cost of our credit risk to be able to incorporate it in the calculation of the risk adjusted return of our operations. Additionally, the parameters necessary to calculate it are used to calculate the economic capital and in the future, the calculation of the regulatory capital under the internal models of Basel II.
     “Expected loss” of a given transaction represents the expected cost, measured as an average within a full economic cycle, of the credit risk of such transaction, considering the profile of the counterparty and the guarantees securing such transaction. The quantification of this expected loss would result out of three factors: “exposure”, “probability of default” and “loss given default”.
•	Exposure (EAD) is the amount of the risk assumed by default of the counterparty.

E10

•	Probability of Default (DP) is the probability that the counterpart defaults on its principal and/or interest payments. We also allocate the probability of default by using BBVA’s historical databases to ascertain how this probability varies in terms of the scores allocated by our tools and of other potentially relevant factors (e.g. the seasoning of the transaction).The default probability is linked to the rating/scoring of each customer/transaction. The measurement of DP uses a temporary ceiling of 1 year, meaning that it quantifies that the counterparty defaults within the following year. Default is defined as those amounts not paid within 90 days or more, as well as those outstanding amounts where there is doubt about the solvency of the counterparty (judgmental defaults).

•	Loss given default (LGD) is the percentage of risk exposure that is not expected to be recovered in the event of default and constitutes one of the key factors in quantitative risk assessment. The method that we mainly use for the calculation of LGD is the “Workout LGD”. This method is based on discounting the cash flows of the defaulted exposure that have been collected at different times of the recovery process. In the case of portfolios with low default rates, which do not have enough data to obtain a reliable estimate by means of the Workout LGD method, other methods are used, such as external sources for obtaining market references on LGD rates suited to the internal portfolio.
     The calculation of the incurred loss considers, additionally, the adjustment to the full economic cycle of the factors mentioned above, especially the DP and LGD.
     As previously mentioned, the Bank of Spain’s Circular 4/2004 explicitly requires that the internal valuation allowance methodology described above shall be approved by the Bank of Spain prior to being used for financial statements purposes. Currently, the Bank of Spain has not yet verified such internal models. The Bank of Spain regulation requires that until such time that our internal models are approved, the models developed by the Bank of Spain must be used.
     For U.S. GAAP purposes, we used our internal risk models developed by dividing the loan portfolio into different segments; each segment contains loans with similar characteristics, such as risk classification, economic environment (i.e. country), type of loan (e.g. mortgage loans or credit card loans), collateral type, and counterparty type (e.g. consumer, commercial or sovereign). We have developed our internal models by considering our own historical experience, appropriately adjusted for observable data information available over the economic environments where we operate.
     In our opinion, the use of “peer group” statistical assumptions, as required by the Bank of Spain for our Interim Consolidated Financial Statements would not be appropriate under U.S. GAAP. Even when the amount falls within an acceptable range of estimated losses, we believe that amount does not correspond with the best estimate of loan losses.
     For that reason, for U.S. GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses and therefore the loan allowances not allocated to specific loans, as determined by the Bank of Spain’ guidance, result in a higher amount than those determined following the guidance described for U.S. GAAP.
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income the reversal of the provision recorded in each period (a decrease of €706 million and a decrease of €480 million for the six months ended June 30, 2008 and for the six months ended June 30, 2007, respectively) and in stockholders’ equity the excess of the accumulated allowance for loans losses (an increase of €470 million, of €1,188 million and €1,635 million as of June 30, 2008, as of December 31, 2007 and as of June 30, 2007, respectively).
8. Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109-
     The previous adjustments to net income and stockholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, the acquisition of BBVA Bancomer, S.A. de C.V. described in Item 5 and loans adjustments described in Item 7, which are disclosed under “Tax effect of above mentioned adjustments” item in the respective reconciliation statements.
     As described in Note 2.2.14 deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.
     As a result of the application of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.

E11

     On July 13, 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48). This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.
     This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.
     The Group adopted the provisions of FIN 48 effective January 1, 2007. As a result of adoption, the Group recorded a €65.6 and €34.9 million reducted in retained earnings as of June 30, 2008 and December 31, 2007, respectively and an increase of €17.6 million and €5.7 million in net income as of June 30, 2008 and 2007, respectively. Consequently, the adoption of FIN 48 provokes a decrease of €48 million and €65.6 million in stockholders’ equity as of as of June 30, 2008 and December 31, 2007, respectively.
     The Group is currently under audit by taxing authorities in major taxing jurisdictions around the world. It is thus reasonably possible that changes in the gross balance of unrecognized tax benefits may occur within the next 12 months (an estimate of the range of such gross changes cannot be made), but the Group does not expect such audits to result in amounts that would cause a significant change to its effective tax rate.
     In the reconciliation to U.S. GAAP, the Group has recorded deferred tax assets of negative €803 million, €981 million and €1,104 million, as of June 30, 2008, as of December 31, 2007 and as of June 30, 2007 and deferred tax liabilities of €164 million, €175 million and €222 million, as of June 30, 2008, as of December 31, 2007 and as of June 30, 2007, respectively.
     SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2008 and as of June 30, 2007 the valuation allowance was negative €49 million and €1 million, respectively.
     As required by SFAS 109, the effects of the change in Spanish tax laws were included in income (see Note 30.d)
     The following is a reconciliation of the income tax provision under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to that under U.S. GAAP:

	Six months ended June 30,
	2008	2007
	Millions of Euros
Income tax provision under IFRS	1,213	1,177
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(215)	(159)
Income tax provision under U.S. GAAP	998	1,018

E12

     The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under SFAS 109:

	As of June 30, 2008		As of December 31, 2007		As of June 30, 2007
	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities	assets	liabilities
	Millions of Euros
As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	4,642	(1,620)	4,310	(2,235)	4,496	(1,640)
Less-
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	(853)	—	(1,070)	—	(1,199)	—
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	(5)	—	(3)	—	(15)	—
Plus-
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	55	(164)	59	(175)	77	(222)
As reported under SFAS 109 (gross)	3,839	(1,784)	3,295	(2,410)	3,359	(1,862)
Valuation allowance	49	—	11	—	(1)	—
As reported under SFAS 109 (net)	3,888	(1,784)	3,307	(2,410)	3,360	(1,862)

E13

     The following is an analysis of deferred tax assets and liabilities as of June 30, 2008, December 31, 2007 and June 30, 2007 estimated in accordance with U.S. GAAP:

	As of June 30,	As of December 31,	As of June 30,
	2008	2007	2007
	(Millions of euros)
Deferred Tax assets
Loan loss reserves	1,371	1,042	1,028
Unrealized losses on securities pension liability	1,558	1,522	1,635
Fixed assets	46	47	65
Net operating loss carryforward	52	121	77
Investments and derivatives	64	—	(13)
Goodwill	(131)	(118)	(94)
Other	879	681	662
Total deferred tax assets	3,839	3,295	3,359
Valuation allowance	49	11	1
Net tax asset	3,888	3,307	3,360
Deferred tax liabilities
Unrealized gains on securities pension liability	(1)	—	(1)
Unrealized gains on investments and other	(1,547)	(2,181)	(1,563)
Gains on sales of investments	(131)	(107)	(146)
Fixed assets	(29)	(38)	(30)
Goodwill	(76)	(84)	(120)
Total deferred tax liabilities	(1,784)	(2,410)	(1,862)
Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	As of June 30,	As of June 30,
	2008	2007
	% percentages
Corporate income tax at the standard rate	30.00	32.50
Decrease arising from permanent differences	(5.67)	(7.79)
Adjustments to the provision for prior years’ corporate income tax and other taxes	2.69	0.33
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	27.02	25.04
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(5.46)	(3.82)
Income tax provision under U.S. GAAP	25.36	24.40
9. Other Comprehensive Income
     SFAS No. 130, Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.
     Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

E14

     The accumulated balances of other comprehensive income as of June 30, 2008, as of December 31, 2007and as of June 30, 2007 were as follows:

	Foreign
	currency	Unrealized	Gains on	Other
	translation	gains on	Derivative	Comprehensive
	adjustments	securities	Instruments	income
	Millions of Euros
Balance as of June 30, 2007	(3,540)	3,178	41	(321)
Changes in the second half 2007	(1,625)	549	261	(815)
Balance as of December 31, 2007	(5,165)	3,727	302	(1,136)
Changes in the first half 2008	(954)	(2,183)	45	(3,092)
Balance as of June 30, 2008	(6,119)	1,544	347	(4,228)
     Taxes allocated to each component of other comprehensive income as of June 30, 2008 and as of June 30, 2007 were as follows:

	Millions of Euros
	Six months ended June 30,
	2008			2007
		Tax			Tax
	Before Tax	expense	Net of tax	Before Tax	expense	Net of tax
	Amount	or benefit	amount	Amount	or benefit	amount
Foreign currency translations adjustment	(954)	—	(954)	(248)	—	(248)
Unrealized gains/(losses) on securities	(2,838)	655	(2,183)	(80)	18	(62)
Derivatives Instruments and Hedging Activities	59	(14)	45	31	(7)	24

Other comprehensive income	(3,733)	641	(3,092)	(297)	11	(286)

10. Earnings per share
     SFAS No. 128, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).
     Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share include the determinants of basic earnings per share and, in addition, give effect to dilutive potential common shares that were outstanding during the period.
     As indicated in Notes 63.A.10 of this Report, effective on January 1, 2004, this supposed a change in our accounting policy related to pensions for U.S. GAAP purposes. Upon adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the cumulative effect of this change as of January 1, 2004 was recognized in stockholders’ equity, in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.

E15

     The computation of basic and diluted earnings per share for the six months ended June 30, 2008 and for the six months ended June 30, 2007 is presented in the following table:

	Millions of Euros, except per share data
	Six months ended June 30,
	2008	2007
Numerator for basic earnings per share:
Income available to common stockholders (IFRS) (*)	3,108	3,374
Income available to common stockholders (U.S. GAAP):	2,770	3,004
Numerator for diluted earnings per share:
Income available to common stockholders (IFRS) (*)	3,108	3,374
Income available to common stockholders (U.S. GAAP):	2,770	3,004
Denominator for basic earnings per share	3,747,969,121	3,551,969,121
Denominator for diluted earnings per share	3,747,969,121	3,551,969,121
IFRS (*)
Basic earnings per share (Euros)	0.829	0.950
Diluted earnings per share (Euros)	0.829	0.950
U.S. GAAP
Basic earnings per share (Euros)	0.739	0.846
Diluted earnings per share (Euros)	0.739	0.846

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
11. FIN 46-R
     We arranged the issuance of preferred shares using special purpose vehicles (See Note 21.4.3.2). Our preferred security transactions are based on the following model:
•	We are the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that we incorporated and for which we hold 100% of the common stock and voting rights.
     The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs (what are the conditions for calling)
•	The SPEs lend both the proceeds raised from the preferred securities and the common stock back to us through intercompany loans with fixed maturities and fixed interest rate similar to that the dividend coupon on the preferred securities issued by the SPEs. Consequently, the SPEs use the cash received from interest payments on BBVA loans to pay dividends to the preferred securities holders.

•	We guarantee the dividend payments on the preferred securities.
     We consolidated the SPEs under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we have concluded that we are not the primary beneficiary as considered by FIN 46-R for the reasons described below.
     We as sponsor of the issuer of the preference shares neither have a significant residual interest held since our common shares are not viewed as equity at risk as our investment is returned back to us through the intercompany loan, nor the loan payable to the special purpose vehicle would be considered variable interests since they assume variability. Additionally, the fact that BBVA unconditionally guarantees the trust preferred securities is not relevant, since BBVA is guaranteeing its own obligations.
     Under U.S. GAAP we consider the investments in the common stock of this class of special purpose vehicles as equity-method investees according to APB Opinion No. 18.
     As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under U.S. GAAP.
     Consequently, the deconsolidation of the entities described in Note 21.4.3 to our Interim Consolidated Financial Statements has no impact on stockholder’s equity or net income under U.S. GAAP.

E16

12. Other Accounting Standards
Statement of Financial Accounting Standards No. 157: “Fair Value Measurement”
     In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The disclosure about fair value measurements is presented in item B.12
Statement of Financial Accounting Standards No. 159: “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”
     In February 2007 the FASB issued this Statement that includes an amendment of FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option in this Statement is similar, but not identical, to the fair value option in IAS 39, Financial Instruments: Recognition and Measurement.
     This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply the Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption.
Statement of Financial Accounting Standards No. FAS 158: “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132”
     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulate other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. Previous standards required employers to disclose the complete funded status of its plans only in the notes to the financial statements. Additionally, SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date. Guidance relating to the recognition of the over or under funded status of the plan and additional disclosure requirements was effective for our fiscal year ended December 31, 2006. Under IFRS and U.S. GAAP, actuarial gains or losses (arising from differences between the actuarial assumptions and what had actually occurred) and prior service cost (there are no transition cost), were recognized in the consolidated income statements (see Note 2.2.4). Therefore, it did not have impact on the results of operations, financial position or cash flows. Guidance relating to the measurement date of the plans is effective for the years ending after December 15, 2008 and the adoption of this standard did not have a material impact in our results of operations, financial position or cash flows, due to the fact that measurement date is December 31 for each fiscal year (see Note 27 “Commitments with personnel”).
FSP FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”
     This FASB Staff Position (FSP) was issued in February 2008, is effective upon the initial adoption of Statement 157 and amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

E17

13. New Accounting Standards
FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157”
     In February 2008, the FASB released a FASB Staff Position (FSP SFAS 157-2 — Effective Date of FASB Statement No. 157) which delayed the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
FAS 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51
     This Statement was issued in December 2007, and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. It amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities
     In March 2008 the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.
     FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk—related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.
     This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.
The Group does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
FAS 141 (revised 2007), Business Combinations
     This revision was issued in December 2007, and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This Statement replaces FASB Statement No. 141, Business Combinations and establishes principles and requirements for how the acquirer:
1.	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree

2.	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase

3.	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

E18

FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”
     This standard was issued in February 2008, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60”
     Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, Accounting for Contingencies. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements.
     This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted.
“Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting”
     This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).
     This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.
FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”
     This standard was issued in April 2008, and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The objective of this FSP is to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).
     Under paragraph 11 of FASB Statement No. 142, the determination of the useful life would include consideration of any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost.
     This FSP states that in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity-specific factors in paragraph 11 of Statement 142. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of Statement 142.
FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”
     This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. It clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

E19

B) MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
1. Investment Securities-
     The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	As of June 30, 2008				As of June 30, 2007
	Amortized		Unrealized	Unrealized	Amortized		Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses	Cost	Fair Value	Gains	Losses

	(Millions of euros)
DEBT SECURITIES —

AVAILABLE FOR SALE PORTFOLIO
Domestic —	10,193	10,150	145	(187)	8,372	8,543	249	(77)
Spanish Government	4,456	4,457	60	(59)	5,820	5,800	36	(55)
Other debt securities	5,737	5,693	85	(128)	2,552	2,743	213	(22)
International-	26,969	26,687	544	(827)	21,722	22,235	714	(202)
United States —	8,372	8,270	64	(166)	5,354	5,316	5	(43)
U.S. Treasury and other U.S. Government agencies	81	82	1	—	81	79	—	(1)
States and political subdivisions	365	365	3	(2)	265	260	—	(5)
Other debt securities	7,926	7,823	61	(163)	5,008	4,977	5	(37)
Other countries —	18,597	18,417	480	(661)	16,368	16,919	709	(159)
Securities of other foreign Governments	11,026	10,940	347	(433)	10,010	10,599	682	(93)
Other debt securities	7,572	7,477	133	(228)	6,358	6,320	27	(66)

TOTAL AVAILABLE FOR SALE PORTFOLIO	37,162	36,837	689	(1,014)	30,094	30,778	963	(279)

HELD TO MATURITY PORTFOLIO
Domestic-	2,374	2,180	—	(194)	2,383	2,224	—	(159)
Spanish Government	1,398	1,299	—	(99)	1,404	1,310	—	(94)
Other debt securities	976	881	—	(95)	979	914	—	(65)
International-	3,028	2,848	—	(181)	3,323	3,152	—	(171)

TOTAL HELD TO MATURITY PORTFOLIO	5,402	5,028	—	(375)	5,706	5,376	—	(330)

TOTAL DEBT SECURITIES	42,565	41,865	689	(1,389)	35,800	36,154	963	(609)

E20

	As of June 30, 2008				As of June 30, 2007
	Amortized	Fair Value	Unrealized	Unrealized	Amortized	Fair Value	Unrealized	Unrealized
	Cost	(1)	Gains	Losses	Cost	(1)	Gains	Losses
	(Millions of euros)
EQUITY SECURITIES —

AVAILABLE FOR SALE PORTFOLIO
Domestic—	4,119	6,203	2,093	(8)	3,634	5,932	2,298	—
Equity listed	4,076	6,165	2,093	(4)	3,589	5,887	2,298	—
Equity Unlisted	43	38	—	(4)	45	45	—	—
International—	3,127	3,159	123	(91)	2,551	3,830	1,279	—
United States-	705	692	7	(20)	55	57	2	—
Equity listed	479	473	—	(6)	24	26	2	—
Equity Unlisted	226	219	7	(14)	31	31	—	—
Other countries—	2,422	2,467	116	(71)	2,496	3,773	1,277	—
Equity listed	2,302	2,338	103	(67)	1,883	3,160	1,277	—
Equity Unlisted	120	129	13	(4)	613	613	—	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	7,246	9,363	2,217	(100)	6,185	9,762	3,577	—

TOTAL EQUITY SECURITIES	7,246	9,363	2,217	(100)	6,185	9,762	3,577	—

TOTAL INVESTMENT SECURITIES	49,811	51,227	2,905	(1,489)	41,985	45,916	4,540	(609)

(1)	The Fair Values are determined based on year-end quoted market process for listed securities and on management’s estimate for unlisted securities.

E21

     The total amount of losses amounted to €1,560 million, €702 million and €699 million as of June 30, 2008, December 31, 2007and June 30, 2007, respectively.

	Millions of euros
	As of	As of	As of
	June 30,	December 31,	June 30,
	2008	2007	2007
Equity securities	(26)	(25)	(50)
Debt securities	(45)	(34)	(40)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(71)	(59)	(90)
Equity securities	(100)	(29)	—
Debt securities	(1,389)	(614)	(609)
(2) Total temporary unrealized losses	(1,489)	(643)	(609)

(1)+(2) Total losses	(1,560)	(702)	(699)

     As of June 30, 2008, as of December 31, 2007 and as of June 30, 2007, most of our unrealized losses correspond to other debt securities (both Available-for-Sale and Held-to-Maturity securities).
     As of June 30, 2008, the fair value of the debt securities is below its amortized cost. We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other-than-temporary impairment for these securities for the six months ended June 30, 2007 related to the following reasons:
•	They have mainly arisen in a period shorter than one year;

•	The decline is attributable solely to adverse interest rate movements;

•	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

•	The future principal payments will be sufficient to recover the current amortized cost of the security;

•	We have the intent to hold the security until maturity or at least until the fair value of the security recovers to a level that exceeds the security’s amortized cost.
     As of June 30, 2008, as of December 31, 2007 and as of June 30, 2007, there are not realized losses that correspond to countries with transitory difficulties.
     An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

E22

	As of June 30, 2008
	Book Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	317	442	949	2,749	4,457
Other debt securities	847	3,337	213	1,295	5,693

Total Domestic	1,164	3,779	1,163	4,044	10,150

International
United States	850	3,051	2,884	1,484	8,270
U.S. Treasury and other U.S. government agencies	10	69	—	2	82
States and political subdivisions	59	105	134	66	365
Other U.S. securities	781	2,877	2,750	1,416	7,823
Other countries	2,301	3,849	3,654	8,612	18,417
Securities of other foreign governments	581	1,439	2,431	6,490	10,940
Other debt securities of other countries	1,720	2,411	1,223	2,122	7,477

Total International	3,151	6,900	6,538	10,096	26,687

TOTAL AVAILABLE-FOR-SALE	4,315	10,679	7,702	14,140	36,837

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	63	232	1,050	54	1,398
Other debt securities	27	234	586	128	976

Total Domestic	90	466	1,636	182	2,374

Total International	197	900	1,708	223	3,028

TOTAL HELD-TO-MATURITY	287	1,366	3,344	405	5,402

TOTAL DEBT SECURITIES	4,602	12,045	11,046	14,545	42,239

	As of June 30, 2008
	Market Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	59	215	975	50	1,299
Other debt securities	24	212	529	115	881

Total Domestic	83	427	1,504	165	2,180

Total International	187	847	1,605	209	2,848

TOTAL HELD-TO-MATURITY	270	1,274	3,109	374	5,028

E23

	As of June 30, 2007
	Book Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	471	999	1,277	3,053	5,800
Other debt securities	556	1,011	249	927	2,743

Total Domestic	1,027	2,010	1,526	3,980	8,543

International
United States
U.S. Treasury and other U.S. government agencies	18	2	56	3	79
States and political subdivisions	33	67	34	126	260
Other U.S. securities	825	1,155	555	2,442	4,977
Other countries
Securities of other foreign governments	2,803	1,490	2,365	3,941	10,599
Other debt securities of other countries	551	2,184	1,285	2,300	6,320

Total International	4,230	4,898	4,295	8,812	22,235

TOTAL AVAILABLE-FOR-SALE	5,257	6,908	5,821	12,792	30,778

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	253	1,092	54	1,404
Other debt securities	—	147	708	124	979

Total Domestic	5	400	1,800	178	2,383

Total International	282	1,081	1,693	267	3,323

TOTAL HELD-TO-MATURITY	287	1,481	3,493	445	5,706

TOTAL DEBT SECURITIES	5,543	8,389	9,315	13,237	36,484

	As of June 30, 2007
	Fair Value
		Maturity after	Maturity after
	Maturity at one	one year to five	five years to 10	Maturity after
	year or less	years	years	ten years	Total
	(Millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	248	1.010	47	1,310
Other debt securities	—	142	664	108	914

Total Domestic	5	390	1,674	155	2,224

Total International	281	1,048	1,586	237	3,152

TOTAL HELD-TO-MATURITY	286	1,438	3,260	392	5,376

     Under both IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.2.b):
•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquitision cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both GAAP.

E24

     These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc...) or future expectations.
     As of June 30, 2008 and as of December 31, 2007 the net gains from sales of available-for-sale securities amounted to €1,394 and €1,556 million, respectively (see note 42). As of June 30, 2008 and as of December 31, 2007 the gross realized gains on those sales amounted to €1,459 and €1,635 million respectively. As of June 30, 2008 and as of December 31, 2007 the gross realized losses on those sales amounted to €66 million and €80 million respectively.
2. Loans and Accounting by Creditors for Impairment of a Loan-
     The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of June 30, 2008 is as follows:

As of June 30, 2008
Millions of euros
Impaired loans requiring no reserve	152
Impaired loans requiring valuation allowance	4,513

Total impaired loans	4,665

Valuation allowance on impaired loans	1,535
     The roll-forward allowance is shown in Note 12. The reconciliation item to U.S. GAAP is in Exhibit I: U.S, GAAP Reconciliation.
     The related amount of interest income recognized during the time within that period that the loans were impaired was:

Six months ended June 30,
2008
(Millions of euros)
Interest revenue that would have been recorded if accruing	839
Net interest revenue recorded	73
3. Investments in and Indebtedness of and to Affiliates-
     For aggregated summarized financial information with respect to significant affiliated companies for the six months ended June 30, 2008 see Note 16 and Appendix III for detailed information of investments in associates.
4. Deposits-
     The breakdowns of deposits from credit entities and customers as of June 30, 2008 by domicile and type are included in Note 21.
     As of June 30, 2008, December 31, 2007 and June 30, 2007, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €63,50 thousand (approximately US$100 thousand) or more were €96.98 billion, €96.75 and €68.66 billion, respectively.

E25

5. Short-Term Borrowings-
     The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of June 30, 2008
	Amount	Average rate
	(in millions of euro, except
	percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	35,918	5.73%
Average during first half year	40,448	5.64%
Maximum quarter-end balance	35,737	—
Bank promissory notes:
As of June 30	15,518	4.63%
Average during first half year	10,741	4.50%
Maximum quarter-end balance	8,336	—
Bonds:
As of June 30	11,235	5.56%
Average during first half year	13,651	5.07%
Maximum quarter-end balance	15,595	—
Subordinated debt:
As of June 30	181	8.41%
Average during first half year	181	8.45%
Maximum quarter-end balance	20	—
Total short-term borrowings as of June 30	62,852	5.44%

	As of December 31,
	2007
	Amount	Average rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	39,902	5.20%
Average during year	42,770	5.13%
Maximum quarter-end balance	44,155	—
Bank promissory notes:
As of December 31	5,810	3.69%
Average during year	6,975	3.96%
Maximum quarter-end balance	7,133	—
Bonds and Subordinated debt :
As of December 31	11,281	4.49%
Average during year	12,147	5.21%
Maximum quarter-end balance	15,761	—
Total short-term borrowings as of December 31	56,993	4.91%
     As of June 30, 2008 and December 31, 2007, short-term borrowings include €22,587 million and €33,233 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.
6. Long Term Debt-
See Note 21.
7. Derivative Financial Instruments and Hedging Activities-
The breakdown of the Derivative Financial Instruments is shown in Notes 9 and 14.
7.1. Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives
     See Note 14

E26

7.1.1. Risk Management Policies
     See note 7
     Market Risk
     Managed by the Central Market Risk Unit, market risk is to be found in the Group’s market or treasury activities, which are characterized by the holding of positions sensitive to fluctuations in market prices. The Market Risk Unit, which is organically separate from and independent of the business units, is responsible for adapting and administering risk measurement and control tools and for regularly monitoring that the business units comply with the risk limits and policies. The Unit also periodically reports to the Standing Committee, the Lending Committee, the Management Committee and the Internal Risk Committee on levels of risk, results and the degree of compliance with such limits in the Group, at individual and aggregate level.
     One of the basic pillars of the BBVA Group’s market risk management model is the limit structure, which consists of an overall Value-at-Risk (VaR) limit for each business unit, supplemented by a series of specific sublimits by desk, business line, and risk or product type.
     Proposals for the overall limits for all the business units and for certain sublimits are approved by the Standing Committee. The business units, together with the Risk Area, are responsible for distributing these limits by desk, business line or risk type. These VaR limits are supplemented by others based on non-statistical measures such as delta sensitivity, nominal exposure or stop-loss on the results of the markets areas. This limit structure is part of the Group’s general control system, which includes the definition of a variety of prior warning signs which trigger the contingency plans to attempt to prevent situations that might adversely affect the Bank’s results.
     The purpose of the market risk management and measurement model currently in place at the BBVA Group is to measure both general market risk and specific risks, for which the Group employs the VaR methodology, which aims to measure the maximum loss that can occur in the value of the portfolio as a result of fluctuations in general conditions on the financial markets, as shown by changes in interest rates, exchange rates and equity security prices, if the portfolio is maintained for a certain period. To these three major risk factors must be added basis risk (which arises, for example, when there are debt positions the interest-rate risk on which is hedged by swap transactions, generating a risk because there is a variable spread between the interest-rate curves relevant for the valuation of these positions) and spread risk (associated with corporate securities or credit derivatives on corporate issuers), together with, in the case of option positions, volatility and convexity risk and, in certain cases, correlation risk, since all the above are risk factors that might influence the market prices of certain products.
     The VaR model used is the covariance matrix, with a confidence level of 99% and a time horizon of one day, improved to take into account convexity and other risks associated with option positions and structured derivative products. In addition, periodical supplementary settlement VaR calculations are performed for certain business units, which include adjustments to factor in the specific liquidity of the position, taking into account the liquidity conditions on the financial markets at any time.
     The Group has continued to implement its new risk measurement platform which, in addition to the advantage of enabling market risk to be integrated with credit risk, thus facilitating an overall view of existing risk, makes it possible to calculate market risk using the covariance matrix, the historical simulation and the Monte Carlo simulation methodologies.
     The market risk measurement model includes a back-testing or ex post contrast program, which to a certain extent guarantees the suitability of the risk measures that are performed. In order to validate the VaR measurement system, comparisons are made, inter alia, of the levels of ex ante risk provided by the model with the ex post results obtained by the units each day.
     Stress-testing is an essential supplementary tool for market risk management, especially in the wake of the recent crises in Argentina and Brazil and the upheaval in the financial markets after the events of September 11, 2001. Accordingly, in order to strengthen risk management and control, the BBVA Group periodically calculates the exposure to losses of each business unit in response to events beyond the predetermined confidence interval for the daily measurement of market risk. This enables senior management to ascertain whether the level of exposure to losses under these potential scenarios fits in with the Bank’s appetite for risk, and to design, on the basis of that exposure, the contingency plans that must be implemented immediately if an unusual situation similar to those examined should occur.
     Structural Interest-rate risk
     The responsibility for controlling and monitoring structural interest-rate risk falls on the Risk Area, which periodically measures this risk from a dual perspective: on the one hand, from the net interest income standpoint and, on the other, from that of the economic value. In the former case, net interest income is projected for the next 12 months; and in the case of the analysis of economic value, a discounted current

E27

value is calculated of expected future flows in the balance sheet. The impacts of fluctuations in interest rates on both measures are calculated by using both parallel displacements in interest-rate curves and shocks that take into account changes of slope and curvature. Several interest-rate curve simulation methodologies have been developed to determine these changes of slope and curvature and these methodologies are used to calculate expected losses in net interest income and in economic value, with a confidence level of 99%.
     Structural Exchange-Rate Risk
     The Risk Area periodically measures structural exchange-rate risk using a statistical simulation model that includes certain exchange-rate crisis scenarios to which certain estimated probabilities of occurrence are assigned. Another factor in the model is the projection at one year of the exchange rates of the currencies involved. Every month the total risk is calculated in annual VaR terms with a confidence interval of 99%.
7.1.2. Transactions whose risks are hedged for U.S. GAAP purposes
     U.S. GAAP (SFAS 133) is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.
     Paragraph 21.f. of SFAS 133 defines the risks that may be hedged as only one of (or a combination of) the following:
     (a) the risk of changes in the overall fair value of the entire hedged item,
     (b) the risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),
     (c) the risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and
     (d) the risk of changes in its fair value attributable to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).
     The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument.
Transactions whose risks are hedged for U.S. GAAP purposes are:
1.	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2.	Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

3.	Foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

4.	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

5.	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

6.	Floating interest rate loans in foreign currencies: this risk is hedged using currency swaps.
7.2. Accounting for Derivative Instruments and Hedging Activities
     Under SFAS 133 the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.
     If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings.
     If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

E28

     The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.
     Hedging transactions must be formally documented, designated and the company must describe the way the effectiveness is going to be assessed.
     On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized in earnings.
7.3. Additional disclosures required by U.S. GAAP: Fair Value Methods
The methods used by the Group in estimating the fair value of its derivative instruments are as follows:
     Forward purchases/sales of foreign currency
     Estimated fair value of these financial instruments is based on quoted market prices.
     Forward purchases/sales of government debt securities
     Estimated fair value of these financial instruments is based on quoted market prices, since they are mostly traded in organised markets.
     Options and financial futures
     Derivatives traded in organised markets are valued based on quoted market prices.
     For options and futures traded in OTC markets, the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated according to generally accepted models estimating the amounts the Group would receive or pay based upon the yield curve/ volatilities prevailing at year-end or prices.
     Forward rate agreements and interest rate swaps
     Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at period-end.
8. Pension liabilities-
     See Notes 2.2.4 and 24 for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
9. Disclosures about Fair Value of Financial Instruments (SFAS 107)-
     As required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments, (“SFAS No. 107”) the Group presents estimate fair value information about financial instruments for which it is practicable to estimate that value in Note 31. Fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, the Group’s ability to actually realize these derived values cannot be assured.
     The estimated fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. SFAS No. 107 excludes disclosure of goodwill, core deposits, non-financial assets such as fixed assets as well as certain financial instruments such as investments in affiliated companies.
     Accordingly, the aggregate estimate fair values presented do not represent the underlying value of the Group.
     The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments for which it is practicable to estimate such value:
a) Cash and due from banks
For these short-term instruments, the carrying amount is a reasonable estimate of fair value.
b) Interest-bearing deposits in other banks and securities purchased under agreement to resell

E29

     The fair value represents the present value of estimated future cash flows discounted at the average year-end market rates for each type of instrument.
c) Investment securities
c.1) Fixed income:
(i) Listed securities: at closing market prices as of June 30, 2008.
(ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities of similar interest rate, credit risk and maturity. If no similar listed fixed-income securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.
c.2) Equity securities:
(i) Listed securities: fair values are based on the June 30, 2008 closing market price.
(ii) Unlisted securities whose fair value cannot be determined in a sufficiently objective manner: at underlying book value per as of June 30, 2008 financial statements of each investee, or otherwise based on the latest financial statements currently available.
d) Loans and leases
     The fair value of the Group’s loan portfolio is based on the credit and interest rate characteristics of the individual loans within each sector of the portfolio. The fair value of loans was estimated by discounting scheduled cash flows through the estimated maturity using prevailing market rates at year-end, and is implemented as follows:
d.1) The estimate of the provision for probable loan losses includes consideration of risk premiums applicable to various types of loans based on factors such as the current situation of the economic sector in which each borrower operates, the economic situation of each borrower and guarantees obtained. Accordingly, the allowance for probable loan losses is considered a reasonable estimate of the discount required to reflect the impact of credit risk.
d.2) For fixed and floating-rate loans for which the interest rate was similar to the average rates available for each type of loan (such as commercial or mortgage loans) as of June 30, 2008 and June 30, 2007, the carrying amount, net of the related allowance for probable loan losses, is considered a reasonable estimate of fair value.
d.3) For the remaining loans which the Group determined were at rates different to those currently offered, the fair values are estimated as the present value of future cash flows discounted at the average year-end market interest rates at which similar loans are being granted to borrowers with similar credit ratings and remaining maturities.
e) Deposits and Short Term Borrowings
     The fair value represents the present value of estimated future cash flows discounted at the average year-end market rates for each type of instrument.
f) Long-Term Debt
     The fair value is estimated on the basis of the discounted present value of the cash flows over the remaining term of such debt. The discount rates were determined based on market rates available as of June 30, 2008 on debt with similar credit and maturity characteristics of the Group’s.
g) Commitments and Contingencies
g.1) Guarantees and other sureties provided and documentary credits:
     It is estimated that the differential, if any, between the fee charged by the Group for these transactions and the average year-end market fee would not give rise to a material difference.
g.2) Derivative Products:
     The fair value of these products as of June 30, 2008, considering the related discounted cash-flows and the year-end prevailing rates and market values is presented in Note 9.
     See Note 2.2.2.b for more information of fair value of financial instruments.
10. Segment Information-
     See Note 6 for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

E30

11. FIN 48-
     At June 30, 2008 and December 31, 2007, the Group’s unrecognized tax benefits, including related interest expense and penalties was €1,061 million and €1,006 million, respectively, of which €589 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.
     Due to the inherent complexities arising from the nature of the Group’s businesses, and from conducting business are being taxed in a substantial number of jurisdictions, significant judgements and estimates are required to be made. Agreement of tax liabilities between BBVA and the many tax jurisdictions in which Group files tax returns may not be finalized for several years. Thus, the Group’s final tax-related assets and liabilities may ultimately be different than those currently reported.
     The following is a roll-forward of the Company’s FIN 48 unrecognized tax benefits from December 31, 2007 to June 30, 2008.

In millions of
euros
Total unrecognized tax benefits as of December 31, 2007	1,006
Net amount of increases for current year’s tax positions	—
Gross amount of increases for prior years’ tax positions	79
Gross amount of decreases for prior years’ tax positions	(26)
Foreign exchange and acquisitions	2
Total unrecognized tax benefits as of June 30, 2008	1,061
     The Group classifies interests as interest expenses but penalties are classified as tax expense. During the year 2008, the Group recognized approximately €18 million in interests and penalties. The Group had approximately €224 million for the payment of interests and penalties accrued as of June 30, 2008.
     The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
Spain	2001-2007
United States	2005-2007
Puerto Rico	2003-2008
Peru	2004-2008
Colombia	2003-2007
Argentina	2002-2007
Venezuela	2003-2007
Mexico	2006-2007
12. SFAS 157-
     In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.
     This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.
     The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses

E31

on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).
     This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, this Statement establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).The notion of unobservable inputs is intended to allow for situations in which there is little, if any, market activity for the asset or liability at the measurement date. In those situations, the reporting entity need not undertake all possible efforts to obtain information about market participant assumptions. However, the reporting entity must not ignore information about market participant assumptions that is reasonably available without undue cost and effort.
     This Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs (within Level 3 of the fair value hierarchy), the effect of the measurements on earnings (or changes in net assets) for the period. This Statement encourages entities to combine the fair value information disclosed under this Statement with the fair value information disclosed under other accounting pronouncements, including FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, where practicable.
     The Company adopted this new statement at the required effective date and have no significant effect in its results of operations, financial position or cash flows. Below is a breakdown of additional information as of June 30, 2008 required by this statement.
Determining the fair value of financial instruments
     During the first semester of 2008 the valuation of financial instruments at fair value was performed using observable variables obtained from independent sources and referring to active markets, either by employing the actual price of the financial instrument or by applying market-corroborated inputs to widely accepted models.
     The inputs considered directly observable and capturable are equity and organized market products, spot exchange rates, or investment funds, together with a sizeable part of fixed income securities. The remaining fixed income products, swaps, forward agreements, credit default swaps (CDS), etc. are valued by cash flow discounts using market quoted interest-rate curves and spread curves.
     Alternatively, options are valued using generally accepted valuation models, which include the implied volatility detected. The most frequently used models for equity and exchange-rate options are Monte Carlo, numerical integration and Black-Scholes, whereas Black 76, Hull and White or Black-Derman-Toy are largely used for interest-rate options. Each business area chooses and validates the models it uses independently.
     Synthetic credit instruments such as mortgage backed securities (MBS) or collateralized debt obligations (CDO) are calculated with models that use inputs directly or indirectly observed in the market, such as default rates, credit risk, loss severity or prepayment speed.
     In the case of correlation-sensitive products, a comparison is made between the results obtained by the valuation model and market-corroborated inputs.
     Model selection and validation is undertaken by the Risk Division on an independent basis, which checks their validity from several standpoints: methodology, implementation, the inputs required, etc.
     Valuation tracking controls for structured products are established when the product is admitted to trading. BBVA has a New Products Committee to analyse each new product prior to commencement of trading. The Committee members, each from the standpoint own their area of responsibility, validate the organization’s ability to manage the new product which is only approved if the Committee members are in unanimous agreement on the viability of trading them. At this Committee, the various departments making up the Risk Division indicate their conformity with the chosen valuation model, the ability to assess measure and control the associated financial risks and the availability of the necessary inputs.
     There are certain financial instruments that are valued by models using data that is not directly observable in the market, such as derivatives of interest rates on outstanding balances; these are valued

E32

using the Libor Market model, one of whose inputs is correlation decay which is not directly observable in the market. In this case, the sensitivity to a 1% movement in correlation decay is a negative sum of 365,000 euros and the uncertainty regarding that parameter does not exceed that 1%.
     In addition, the performance of the credit markets since July 2007 has meant that the positions open in certain instruments such as cash CDOs, for which there was previously an active market with observable price points, has been rendered illiquid making it impossible to get market prices for these instruments at the balance sheet close. As a result, these instruments have had to be valued using models, for which some of the inputs must be inferred. The sensitivity of CDOs and credit baskets to credit correlation is 880,000 euros while the sensitivity to credit spreads that are not directly observable is 150,000 euros for senior tranches and 50,000 for mezzanine tranches.
     As of June 2008 exposure to corporate issuers for which there is difficulty in obtaining spread quotes in the marketplace has been classified as level III exposure. This classification explains the increase in level III assets since December 2007. Sensitivity to a 1 basis point increase in these spreads is 235,000 euros.
     The BBVA Group maintains strict control over its exposure to instruments whose valuation depends on non-observable inputs, closely watching evolving sensitivities to these parameters.
     The following tables present the amount of the financial instruments recognized at fair value as of June 30, 2008 and as of December 31, 2007 and the valuation methods used to determine it:

		Millions of euros
JUNE 30, 2008	Level I	Level II	Level III	Total

Financial assets
Financial assets held for trading (Note 9)	34,559	23,604	699	58,862
Other financial assets at fair value through profit and loss (Note 10)	1,060	48	—	1,108
Available-for-sale financial assets (Note 11)	35,532	10,205	462	46,199
Hedging derivatives (Note 14)	175	1,259	—	1,434
Financial liabilities
Financial assets held for trading (Note 9)	2,565	20,918	12	23,495
Other financial liabilities at fair value through profit or loss (Note 22)	366	—	—	366
Hedging derivatives (Note 14)	64	3,227	—	3,291

		Millions of euros
DECEMBER 31, 2007	Level I	Level II	Level III	Total

Financial assets
Financial assets held for trading	44,879	17,247	210	62,336
Other financial assets at fair value through profit and loss	1.116	51	—	1,167
Available-for-sale financial assets	37,590	10,445	397	48,432
Hedging derivatives	389	661	—	1,050
Financial liabilities
Financial assets held for trading	1,506	17,691	76	19,273
Other financial liabilities at fair value through profit or loss	449	—	—	449
Hedging derivatives	502	1,306	—	1,808

     The principal change for the six months ended June 30, 2008 in level III, is a reclasification of debt security (€335 millions as of June 30, 2008) due to a lack of liquidity in the markets.
     As of June 30, 2008, the percentage of those financial instruments whose fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices over total financial instruments’ fair value was 1.8%.
     The impact on the consolidated income statements in the first semester of 2008 due to the valuation of assets and liabilities with no observable market price amounted to 33 million as of June 30, 2008.

E33

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2008

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagón Navas

Name:	Javier Malagón Navas
Title:	Authorized representative of BBVA